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tyco

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SEC Mail Processing
RECEIVED
JAN 21 2011
Wash. D.C.
189
Section

2010 ANNUAL REPORT



Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen,
Switzerland
Tele: +41 52 633 02 44
Fax: +41 52 633 02 99

January 20, 2011

Dear Shareholder,

You are cordially invited to attend the 2011 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 9, 2011 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card or cast your vote electronically at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Freier Platz 10, CH-8200 Schaffhausen, Switzerland

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TYCO INTERNATIONAL LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 9, 2011

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 9, 2011 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland for the following purposes:

1. To approve the annual report, the parent company financial statements of Tyco International Ltd and the consolidated financial statements for the fiscal year ended September 24, 2010
2. To discharge the Board of Directors from liability for the financial year ended September 24, 2010;
3. To elect the Board of Directors;
4. To elect auditors as follows:
   - 4.a to elect Deloitte AG (Zürich) as statutory auditors until our next annual general meeting;
   - 4.b to ratify appointment of Deloitte & Touche LLP as independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 30, 2011;
   - 4.c to elect PricewaterhouseCoopers AG (Zürich) as special auditors until our next annual general meeting;
5. To approve the following:
   - 5.a the allocation of fiscal year 2010 results; and
   - 5.b the payment of an ordinary cash dividend in the amount of $1.00 per share be made out of Tyco's "contributed surplus" equity position in its statutory accounts.
6. To amend our articles of association in order to renew the amount of the authorized share capital available for new issuance.
7. To approve the cancellation of repurchased treasury shares.
8. To consider the following:
   - 8.a a non-binding advisory (consultative) vote to approve executive compensation; and
   - 8.b a non-binding advisory (consultative) vote on the frequency of the executive compensation vote; and
9. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 20, 2011 to each holder of record of Tyco common shares at the close of business on January 10, 2011. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,



Judith A. Reinsdorf
Executive Vice President and General Counsel

January 20, 2011

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TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 9, 2011. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2010 Annual Report on Form 10-K, which includes Tyco's parent company financial statements and consolidated financial statements for the fiscal year ended September 24, 2010 (the "Annual Report"), is enclosed with these materials.

Tyco has made these materials available to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record" or "registered shareholders") as of the close of business on January 10, 2011, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive Notice of the Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Tyco at +41 52 633 02 44.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 10, 2011 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in Tyco's retirement savings plans and employee share purchase plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

January 10, 2011, is the record date for the Annual General Meeting. On January 10, 2011, there were 477,554,915 common shares outstanding and entitled to vote at the Annual General Meeting. Shareholders registered in our share register with voting rights at the close of business on January 10, 2011 are entitled to vote at the Annual General Meeting, except as provided below. A shareholder who purchases shares from a registered holder after January 10, 2011, but before **February 28, 2011,** and who wishes to vote his or her shares at the Annual General Meeting must (i) ask to be registered as a shareholder with respect to such shares in our share register prior to February 28, 2011 and (ii) obtain a proxy from the registered voting rights record holder of those shares as of the record date. If you are a record holder of our common shares (as opposed to a beneficial shareholder) on the record date but sell your shares prior to the Annual General Meeting, you will not be entitled to vote those shares at the Annual General Meeting.

In March 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. As described in our January 21, 2009 proxy statement/ prospectus, you should exchange any certificates representing our common shares you own that were issued while we were a Bermuda company for book-entry shares recorded electronically in our share register, and simultaneously elect to be enrolled as a shareholder with voting rights. While you will continue to be entitled to dividends, preemptive

rights and liquidation proceeds even if you do not submit your certificates, you may not be able to exercise any voting rights, prove your ownership interest in the Company, transfer your shares or exercise other shareholder rights until you submit your certificates and are registered as a shareholder entitled to voting rights. Please contact our transfer agent, BNY Mellon Shareowner Services, at 800-685-4509, to obtain the appropriate forms to surrender your old certificates. Beneficial holders of shares held in "street name" are not required to take any action in this regard.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. However, if you own "Controlled Shares" representing voting power of 15% or more, your ability to vote shares exceeding 15% of the voting power is limited. Controlled Shares is defined in Article 8 of our Articles of Association and generally refers to shares held directly, indirectly, formally, constructively or beneficially by any individual or entity, or any individuals or entities acting together as a group, subject to certain limitations.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name, as registered shares entitled to voting rights, in our share register operated by our transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the Company officers named in the proxy card or to the independent proxy (see "How Do I Appoint and Vote via an Independent Proxy?" below) named in the proxy card, or to grant a written proxy to any person (who does not need to be a shareholder), or to vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use in which you can elect to appoint Company officers or the independent proxy as your proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under the heading "How do I attend the Annual General Meeting?" and "How do I vote?" Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing your broker, bank or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your common shares, you can vote by following the instructions on your voting instruction card.
- ***By Internet or Telephone:*** you can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card, voting instruction card or in the Notice of internet availability of proxy materials previously sent to you. You can vote using a touchtone telephone by calling 1-800-690-6903.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy. Telephone and Internet voting facilities for stockholders will be available 24 hours a day and will close at 11:59 p.m. EST on March 8, 2011.

How do I vote by proxy given to a company officer?

If you properly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board "FOR" each of the agenda items listed above. Alternatively, you can grant a proxy to the independent proxy as described below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented to the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I appoint and vote via an independent proxy?

If you are a shareholder of record as of the record date, you may authorize the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099, with full rights of substitution, to vote your common shares on your behalf by checking the appropriate box on the enclosed proxy card. If you authorize the independent proxy to vote your shares without giving instructions, your shares will be voted in accordance with the recommendations of the Board of Directors with regard to the items listed in the notice of meeting.

If new agenda items (other than those in the notice of meeting) or new proposals or motions with respect to those agenda items set forth in the notice of meeting are being put forth before the Annual

General Meeting, the independent proxy will, in the absence of other specific instructions, vote in accordance with the recommendations of the Board of Directors.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I attend the Annual General Meeting?

All shareholders are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card and a form of photo identification to the Registered Shareholders check-in area, where their ownership will be verified. Those who beneficially own shares should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 10, 2011 along with a form of photo identification. Registration will begin at 2:00 p.m. Central European Time and the Annual General Meeting will begin at 3:00 p.m. Central European Time.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board named on the proxy card; "FOR" proposals two through seven and proposal 8(a); and, with respect to proposal 8(b) for a triennial vote on executive compensation. For any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, proxies with blank voting instructions will be voted in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Notifying our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you beneficially own your common shares, follow the instructions on the voting instruction card;
- Submitting another proxy card (or voting instruction card if you beneficially own your common shares) with a later date;
- If you are a holder of record, or a beneficial owner with a proxy from the holder of record, voting in person at the Annual General Meeting; or
- If you voted by telephone or the Internet, submitting subsequent voting instructions through the telephone or Internet.

If you have granted your proxy to the independent proxy and wish to revoke or change the proxy, you should send a revocation letter, and new proxy, if applicable, directly to the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and Annual Report will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement and Annual Report, now or in the future, should submit their request to Tyco by telephone at +41 52 633 02 44 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

What proposals are being presented at the Annual General Meeting and what vote is required to approve each proposal?

Tyco intends to present proposals numbered one through eight for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Approval of the Annual Report, including Tyco's financial statements.

  The approval of each of the annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 24, 2010 requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Discharge of the Board of Directors from liability for the financial year ended September 24, 2010.

  The discharge of the Board of Directors requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting, not counting the votes of any member of the Company's Board of Directors or any executive officer of the Company or any votes represented by the Company.

- Election of the Board of Directors.

  The election of each director nominee requires the affirmative vote of a majority (or in the event of a contested election, a plurality) of the votes present (in person or by proxy) at the Annual General Meeting.

- Election and ratification of auditors.

  Each of the election of Deloitte AG (Zürich) as our statutory auditor, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, and the election of PricewaterhouseCoopers AG, Zürich as our special auditing firm requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- The allocation of fiscal year 2010 results and the approval of an ordinary dividend out of capital surplus.

  The allocation of fiscal year 2010 results and the approval of an ordinary dividend out of capital surplus requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- The amendment of our articles of association to renew our authorized share capital.

The amendments to our articles of association to re-authorize the issuance of share capital for new issuance requires the affirmative vote of two thirds of the votes present (in person or by proxy) at the Annual General Meeting.

- Approval of the cancellation of repurchased treasury shares.

  The cancellation of shares that have been repurchased and held in treasury, which will result in a reduction to the Company's share capital, requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Non-binding advisory (consultative) vote to approve executive compensation and the frequency of such vote.

  The advisory (consultative) vote on executive compensation is non-binding, meaning that our Board of Directors will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

  The advisory (consultative) vote on whether to present the executive compensation proposal every one, two or three years is also a non-binding vote. Our Articles of Association state that, unless otherwise required by law, all votes (with the exception of a contested Board election) require the affirmative vote of a relative majority of the votes cast. In determining the relative majority, abstentions, broker non-votes, and blank or invalid ballots are disregarded. Accordingly, if there is not an option that receives more votes than the other two options taken together, the Board will re-submit the two options with the highest votes for an advisory (consultative) vote to the next annual meeting of shareholders.

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, Tyco does not know of any other business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion, and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

What constitutes a quorum?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions, broker non-votes, blank or invalid ballots regarded as present for purposes of establishing the quorum.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. We believe the following proposals will be considered non-routine under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 3 (Election of Directors), Proposal No. 5.b (Approval of Ordinary Dividend), Proposal No. 8a (Advisory (Consultative) Vote on Executive Compensation) and Proposal No. 8b (Advisory (Consultative) Vote on the Frequency of the Executive Compensation Vote).

Common shares owned by shareholders electing to abstain from voting with respect to any agenda item and broker non-votes will be regarded as present at the meeting and counted towards the determination of the majority required to approve the agenda items submitted to the Annual General Meeting. Therefore, abstentions and broker non-votes will have the effect of an "AGAINST" vote on such agenda items.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

Who will count the votes?

Broadridge Financial Solutions will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 9, 2011:

Our proxy statement for the 2011 Annual General Meeting, form of proxy card and 2010 Annual Report are available at www.proxyvote.com.

As permitted by U.S. Securities and Exchange Commission rules, Tyco is making this Proxy Statement and its Annual Report available to its stockholders electronically via the Internet. On January 20, 2011, we mailed to our stockholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card to the Company

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at one of the addresses set forth below by the times (being local times) and dates specified:

Switzerland:

By 5:00 p.m. on March 8, 2011 by hand or mail at:

Tyco International Ltd.
Freier Platz 10,
CH-8200 Schaffhausen, Switzerland

United States:

By 5:00 p.m. on March 8, 2011 by mail at:

Tyco International Ltd.
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

Returning Your Proxy Card to the Independent Proxy

Tyco shareholders wishing to instruct the independent proxy should complete the proxy card as soon as possible and check the appropriate box to appoint the independent proxy. In order to assure that your proxy is received in time to be voted at the meeting by the independent proxy, the proxy card must be completed in accordance with the instructions on it and received at the address set forth below by the time (being local time) and date specified:

By 11:00 a.m. on March 9, 2011, by hand or mail at:

Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law,
Bahnhofstrasse 70, P.O. Box 1130, CH-8021
Zürich, Switzerland
Fax +41 58 258 1099

Organizational Matters Required by Swiss Law

Admission to the Annual General Meeting

Shareholders who are registered in the share register on January 10, 2011 will receive the proxy statement and proxy cards from us. Beneficial owners of shares will receive an instruction form from their broker, bank, nominee or custodian acting as shareholder of record to indicate how they wish their shares to be voted. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a proxy executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Shareholders of record registered in the share register are entitled to vote and may participate in the Annual General Meeting. Each share carries one vote. The exercise of the voting right is subject to the voting restrictions set out in our Articles of Association, a summary of which is contained in "How many votes do I have?" For further information, refer to "Who is entitled to vote?", "What is the difference between holding shares as a shareholder of record and as a beneficial owner?", "How do I vote by proxy given to a company officer?", "How do I appoint and vote via an independent proxy?" and "How do I attend the Annual General Meeting?"

Shareholders who purchase our shares and, upon application, become registered as shareholders with respect to such shares after **January 10, 2011**, but on or before **February 28, 2011**, and who wish to vote those shares at the Annual General Meeting, will need to obtain a proxy, executed in their favor, from the registered holder of those shares as of the record date to vote their shares in person at the Annual General Meeting. Shareholders registered in our share register (as opposed to beneficial shareholders) who have sold their shares prior to the Annual General Meeting are not entitled to vote those shares.

Granting of Proxy

If you are a shareholder of record and do not wish to attend the Annual General Meeting, you have the right to grant your voting proxy directly to the Company officers named in the proxy card. Alternatively, you can appoint Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021, Zürich, Switzerland, Fax +41 58 258 1099, as independent proxy, in accordance with Article 689c of the Swiss Code of Obligations, with full rights of substitution, by checking the appropriate box on the enclosed proxy card, or grant a written proxy to any other person, which person does not need to be a shareholder. For further information, refer to "How do I vote by proxy given to a company officer?" and "How do I appoint and vote via an independent proxy?"

The proxies granted to the independent proxy must be received by the independent proxy no later than March 8, 2011, 12:00 noon Central European time.

Registered shareholders who have appointed a Company officer or the independent proxy as a proxy may not vote in person at the meeting or send a proxy of their choice to the meeting, unless they revoke or change their proxies. Revocations must be received by the independent proxy no later than March 8, 2011, 11:00 a.m. Central European time. Registered shareholders who have appointed a Company officer as their proxy may revoke their proxy at any time before the vote is taken at the Annual General Meeting. However, a written revocation must be received by the Secretary in sufficient time to permit the necessary examination and tabulation of the subsequent revocation. Written revocations should be directed to the Secretary of the Company at the same addresses listed above used for proxy submissions.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company officer acting as proxy and the independent proxy will vote according to the recommendations of the Board of Directors. If new agenda items (other than those on the agenda) or new proposals or motions regarding agenda items set out in the invitation to the Annual General Meeting are being put forth before the meeting, the Company officer acting as proxy will vote in accordance with the recommendations of the Board of Directors, as will the independent proxy in the absence of other specific instructions.

Beneficial owners who have not obtained a proxy, executed in their favor, from their broker, custodian or other nominee, are not entitled to vote in person at, or participate in, the Annual General Meeting.

For further information, refer to "What is the difference between holding shares as a shareholder of record and as a beneficial owner?"

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with Article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than March 9, 2011, 2:00 p.m. Central European time at the Registered Shareholders check-in area.

Tyco Annual Report

The Tyco International Ltd. 2010 Annual Report containing the Company's audited consolidated financial statements with accompanying notes and its audited Swiss statutory financial statements prepared in accordance with Swiss law, which include required Swiss disclosures, is available on the Company's web site in the Investor Relations Section at www.tyco.com. Copies of this document may be obtained without charge by contacting Tyco by phone at +41 52 633 02 44. Copies may also be obtained without charge by contacting Investor Relations in writing, or may be physically inspected, at the offices of Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

PROPOSAL NUMBER ONE—APPROVAL OF THE ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report to Shareholders for the fiscal year ended September 24, 2010, which accompanies this Proxy Statement, includes the parent company financial statements of Tyco International Ltd. (which do not consolidate the results of operations for Tyco's subsidiaries) and the Company's consolidated financial statements for the year ended September 24, 2010, and contains the reports of our statutory auditor and our independent registered public accounting firm, as well as information on the Company's business, organization and strategy. Copies of our 2010 Annual Report and this proxy statement are available on the Internet in the Investor Relations section of Tyco's website at www.tyco.com.

Deloitte AG (Zürich), as the Company's statutory auditor, has issued an unqualified recommendation to the Annual General Meeting that Tyco International Ltd's parent company financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the financial statements for the period ended September 24, 2010 comply with Swiss law and the Company's Articles of Association.

Deloitte AG (Zürich) has also issued a recommendation to the Annual General Meeting that the Company's consolidated financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd., the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Representatives of Deloitte AG (Zürich), will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

Under Swiss law, our annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 24, 2010 must be submitted to shareholders for approval at each annual general meeting.

The Board unanimously recommends that shareholders vote FOR approval of the Company's annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 24, 2010.

PROPOSAL NUMBER TWO—DISCHARGE OF THE BOARD OF DIRECTORS FROM LIABILITY FOR THE FINANCIAL YEAR ENDED SEPTEMBER 24, 2010

The Board proposes that the members of the Board of Directors be discharged from liability for the financial year ended September 24, 2010.

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors from liability for their activities during the year ended September 24, 2010. This discharge excludes liability claims brought by the Company or shareholders against the members of the Board of Directors for activities carried out during the year ended September 24, 2010 relating to facts that have not been disclosed to shareholders. Registered shareholders that do not vote in favor of this agenda item are not bound by the result for a period ending six months after the vote.

The Board unanimously recommends that shareholders vote FOR the discharge of the members of the Board of Directors from liability for activities during the year ended September 24, 2010.

PROPOSAL NUMBER THREE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2011 Annual General Meeting a slate of twelve nominees, consisting of eleven individuals who are currently serving on the Board and one new nominee. The nominees who are currently serving on the Board are Ms. Wijnberg, Drs. O'Neill and Stavropoulos and Messrs. Breen, Daniels, Donahue, Duperreault, Gordon, Gupta, Krol and Yost, and the new nominee is Mr. Dinesh Paliwal. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Election of each Director requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy (so long as the number of candidates does not exceed the number of Board positions available). Shareholders are entitled to one vote per share for each of the Directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the Directors elected will serve until the 2012 Annual General Meeting.

Current Directors Nominated for Re-Election

Edward D. Breen—Mr. Breen, age 54, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen was a director of McLeod USA Incorporated from 2001 to 2005. Mr. Breen currently serves as a director of Comcast Corporation and is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm. Mr. Breen's extensive experience and leadership in the communications and technology equipment industries, including the cable and broadband industries, and his service as our Chief Executive Officer since 2002, render him qualified to serve as one of our directors

Michael E. Daniels—Mr. Daniels, age 56, joined our Board in March 2010 and before that served as a consultant to the Board for a period of six months. He is the Senior Vice President of the Global Technology Services group of International Business Machines Corporation, a business and IT services company with operations in more than 160 countries around the world. In his current role at IBM, Mr. Daniels has worldwide responsibility for IBM's Global Services business operations in outsourcing services, integrated technology services, maintenance, and small and medium business services, as well as for IBM Global Financing. Since joining IBM in 1976, Mr. Daniels has held a number of leadership positions in sales, marketing, and services, and was general manager of several sales and services businesses, including IBM's Sales and Distribution operations in the United States, Canada and Latin America, its Global Services team in the Asia Pacific region, Product Support Services, Availability Services, and Systems Solutions. Mr. Daniels is a graduate of the Holy Cross College in Massachusetts with a degree in political science, and is also a trustee of Holy Cross. He is a member of the board of directors of The Japan Society, a nonprofit institution that promotes understanding and cooperation between the U.S. and Japan. Mr. Daniels' qualifications to serve on our board include his extensive global business experience with IBM, his sales, marketing and services expertise and his deep understanding of enterprise technology.

Timothy M. Donahue—Mr. Donahue, age 62, joined our Board in March 2008. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He served as President and Chief Executive Officer of Nextel Communications, Inc from 1999. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Before joining Nextel, Mr. Donahue served as Northeast Regional President for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as President for McCaw Cellular's paging division in 1986 and was named McCaw's President for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien Ltd. (where he is the lead director) and NVR Inc., and non- executive chairman of the private company UCT Coatings, Inc. Mr. Donahue is a graduate of John Carroll University, with a BA degree in English Literature. Mr. Donahue's qualifications to serve on the board include his extensive experience and demonstrated leadership in the wireless communications industry, his experience in service-oriented industries and his experience as an executive and board member of several publicly traded companies.

Brian Duperreault—Mr. Duperreault, age 63, joined our Board in March 2004. Mr. Duperreault has served as President, Chief Executive Officer and director of Marsh & McLennan Companies, Inc. since January 2008. Previously he served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as Chairman Emeritus of the Centre on Philanthropy and Chairman of Bermuda Institute of Ocean Sciences. He is also a member of the Board of Directors of the Insurance Information Institute, the International Insurance Society, and the Board of Overseers of the School of Risk Management of St. John's University. Previously, Mr. Duperreault also served as a director of the Bank of N.T. Butterfield & Son, Ltd., a provider of international financial services. Mr. Duperreault's qualifications to serve on the board include his extensive experience as an executive and board member of publicly traded companies, his experience in risk management and his global business experience and leadership.

Bruce S. Gordon—Mr. Gordon, age 64, joined our Board in January 2003 and in March 2008 became the lead Director. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation and Northrup Grumman Corporation. He also previously served as a director of Southern Company, an electricity generating company, from 1994 to 2006. Mr. Gordon is the lead Director of our Board and the Chair of the Nominating and Governance Committee. Mr. Gordon's qualifications to serve on the board include his significant leadership experience as the head of a large non-profit, his in-depth experience as an executive in the service-oriented communications industry and his corporate governance experience as a director of several publicly traded companies.

Rajiv L. Gupta—Mr. Gupta, age 65, joined our Board in March 2005. Mr. Gupta served as Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to 2009. He served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group and Hewlett-Packard Company and the private companies Delphi Automotive, LLP, Affle, Pte Ltd and Stroz Friedberg LLC. He serves as Chairman of J.T. Baker Holdings, a privately held specialty chemical company. He is also a trustee of The Conference Board, and a senior advisor of New Mountain Capital LLC. Mr. Gupta is the Chair of the Company's Compensation and Human Resources Committee. Mr. Gupta's qualifications to serve on the board include his broad international leadership experience as an executive at Rohm and Haas, his engineering and science background, and his corporate governance experience as a board member and executive in several publicly traded and private companies.

John A. Krol—Mr. Krol, age 74, joined our Board in August 2002. Mr. Krol served as the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, and the private companies Delphi Automotive, LLP (where he is chairman of the board), Norvax, Inc. and Pacolet-Milliken. He also served as a director of MeadWestvaco Corporation, a global packaging solutions company. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol's qualifications to serve on the board include his extensive leadership and corporate governance experience as an executive and as the former chairman and chief executive of DuPont, his engineering and science background and his well developed business acumen gained over decades of experience as an advisor and as a board member of numerous publicly traded and private companies.

Brendan R. O'Neill—Dr. O'Neill, age 62, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Informa plc and Towers Watson, Inc. He chairs the Audit Committee of Informa plc. Dr. O'Neill was also a director of Rank Group, a hospitality and leisure business from 2005 to 2007 and Aegis Group Plc, a global market research company, from 2005 to 2009. Dr. O'Neill is the Chair of the Audit Committee. Dr. O'Neill is qualified to serve on the board because of his extensive experience in executive positions, his service as a director for a broad spectrum of international companies and his financial acumen and understanding of accounting principles.

William S. Stavropoulos—Dr. Stavropoulos, age 71, joined our Board in March 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where his career spanned 39 years until his retirement in 2006. While at Dow, Dr. Stavropoulos served in a variety of positions in research, marketing and general management. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Dr. Stavropoulos serves as a director of Chemical Financial Corporation and Teradata Corporation, and is non-executive chairman of Univar, Inc., a private company. He is a trustee to the Fidelity Group of Funds and the Rollin M. Gerstacker Foundation, on the advisory boards of Maersk Corporation and Metalmark Capital LLC and is a special advisor to Clayton, Dubilier & Rice, LLC. Dr. Stavropoulos is also President and Founder of the Michigan Baseball Foundation. Dr. Stavropoulos' qualifications to serve on the board include his extensive experience as an executive at Dow, his corporate governance experience gained from his role as chairman and chief executive officer of Dow and as a director and advisor to other publicly traded companies as well as his experience in the industrial sector.

Sandra S. Wijnberg—Ms. Wijnberg, age 54, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. Ms. Wijnberg served as a Senior Vice President and Treasurer of Yum! Brands (previously Tricon Global Restaurants, Inc.) and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg also served on the board of Tyco Electronics Ltd., a manufacturer of electronic parts and equipment, from 2007 to 2009. Ms. Wijnberg is a director of Futurity First Financial Corporation, a private company in the insurance business. Ms Wijnberg's qualifications to serve on the board include her significant experience as an executive in leadership positions in financial services companies and her financial acumen gained as the chief financial officer of a publicly traded company.

R. David Yost—Mr. Yost, age 63, joined our Board in March 2009. Mr. Yost has served as Director and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from August 2001 to the present. He was President of AmerisourceBergen from August 2001 to October 2002, Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001, and President and Chief Executive Officer of AmeriSource from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 1997. Mr. Yost is a graduate of the U.S. Air Force Academy and holds an M.B.A. from the University of California, Los Angeles. Mr. Yost's qualifications to serve on the board include his extensive leadership and corporate governance experience gained as the chief executive and director of a large publicly traded company in the pharmaceutical industry.

New Director Nominated for Election

Dinesh Paliwal—age 52, has served as Chairman of the Board, Chief Executive Officer and President of Harman International, a company that designs, manufactures and markets a wide range of audio and information solutions for the automotive, consumer and professional market, since July 1, 2008. He was Vice Chairman, Chief Executive Officer and President from July 2007 through June 2008. Prior to joining Harman, Mr. Paliwal served as a member of the Group Executive Committee of ABB Ltd. a provider of industrial automation, power transmission systems and services, from January 2001 until June 2007. Mr. Paliwal also served as President of Global Markets and Technology of ABB Ltd. from January 2006 until June 2007, as Chairman and Chief Executive Officer of ABB North America from January 2004 until June 2007, and as President and Chief Executive Officer of ABB Automation Technologies Division from October 2002 to December 2005. Prior to his experience at ABB, Mr. Paliwal held various roles in sales, project management and systems engineering at predecessor companies AccuRay and Combustion Engineering. Mr. Paliwal earned a Masters degree in Engineering with highest distinction from the Indian Institute of Technology (IIT Roorkee), a Masters degree in Applied Science and Engineering and a Masters degree in Business Administration, both from Miami University (Ohio). Mr. Paliwal also serves as a member of the Trilateral Commission established to foster closer cooperation among the US, Europe and Japan, and as a member of the Board of Directors of the International Institute for the Study of Cross-Border M&A, an international joint venture to promote the high-level study and analysis of cross-border mergers, acquisitions and strategic investments, and the Business Roundtable. Mr. Paliwal served on the board for Embarq Corporation prior to its merger with CenturyTel. He has served previously as Chairman of ABB India Ltd., a publicly listed company in India and as Chairman of the US National Foreign Trade Council in Washington, DC. He has served as a Director for Keppel FELS, an offshore drilling, shipbuilding and energy company in Singapore, the US China Business Council, the US India Business Council, and the International Swimming Hall of Fame. He also served for three years as Economic Advisor to the Governor of Guangdong Province, China. Mr. Paliwal's qualifications to serve on the board include his extensive leadership and governance experience as a public company chief executive officer, his engineering and scientific background, and his extensive global experience, especially in emerging markets important to the Company.

The Board recommends that shareholders vote FOR the election of all of the nominees for Director to serve until the next Annual General Meeting.

PROPOSAL NUMBER FOUR—ELECTION OF AUDITORS

Proposal 4.a—Appointment of Statutory Auditors

Our shareholders must elect a firm as statutory auditor. The statutory auditor's main task is to audit our consolidated financial statements and parent company financial statements that are required under Swiss law. The Board has recommended that Deloitte AG (Zürich), General Guisan-Quai 38, 8002 Zürich, Switzerland, be elected as our statutory auditor for our consolidated financial statements and the parent company financial statements of Tyco International Ltd.

Representatives of Deloitte AG (Zürich) will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

For independent auditor fee information and information on our pre-approval policy of audit and non-audit services, see Proposal 4.b below. Please also see the Audit Committee Report included in this Proxy Statement for additional information about our statutory auditors.

The Board recommends a vote FOR the election of Deloitte AG (Zürich) as the Company's statutory auditor until our next annual ordinary general meeting.

Proposal 4.b—Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors recommends that shareholders ratify the appointment of Deloitte & Touche LLP (United States), Two World Financial Center, New York, NY 10281-1414, an affiliate of Deloitte AG (Zürich), as Tyco's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 30, 2011.

The Audit Committee is responsible for the annual retention of our independent registered public accounting firm, subject to the affirmative vote of a majority of the votes cast by shareholders at the Annual General Meeting. The Audit Committee is directly responsible for the appointment, compensation, oversight, and evaluation of performance of the work of the external auditors. The Audit Committee has recommended the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 30, 2011.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to Tyco by Deloitte AG (Zürich) and Deloitte & Touche LLP (collectively "Deloitte") as of and for the fiscal years ended September 24, 2010 and September 25, 2009 are set forth below. The aggregate fees included in the Audit category are fees billed for fiscal year 2009 and billed (or reasonably expected to be billed) for fiscal year 2010 for the audit of Tyco's annual financial statements and review of interim financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years for such services.

	Fiscal Year 2010 (in millions)	Fiscal Year 2009 (in millions)
Audit Fees	$29.2	$35.2
Audit-Related Fees	2.3	2.1
Tax Fees	0.2	2.6
Total	$31.7	$39.9

Audit Fees for the fiscal years ended September 24, 2010 and September 25, 2009 were for professional services rendered for the integrated audits of our consolidated financial statements and internal controls over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Tyco's Quarterly Reports on Form 10-Q, statutory audits, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements.

Audit-Related Fees as of the fiscal year ended September 24, 2010 were primarily related to services for the planned spin-off of the Company's Electrical and Metal Products business and the acquisition of Brink's Home Security Holdings, Inc. (or Broadview Security). Fees for the fiscal year ended September 25, 2009 were primarily related to services for the divestiture of the Company's Infrastructure Services business, and also included services performed related to the Company's change in domicile, XBRL implementation and other required filings.

Tax Fees as of the fiscal years ended September 24, 2010 and September 25, 2009 were for tax compliance services.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors for a specific service when the entire Committee is unable to do so. The Chair must report all such pre-approvals to the Audit Committee at the next Committee meeting.

Please see the Audit Committee Report included in this proxy statement for additional information about Deloitte & Touche LLP.

The Audit Committee and the Board recommend that shareholders vote FOR the ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm.

Proposal 4.c—Appointment of Special Auditors

Under Swiss law, special reports by an auditor are required in connection with certain corporate transactions, including certain types of increases or decreases in share capital. Because of the auditor independence requirements under U.S. Federal securities laws, we do not believe Deloitte AG (Zürich) can act as our special auditing firm with respect to certain types of corporate transactions.

Our Board of Directors has recommended that the election of PricewaterhouseCoopers AG (Zürich) Birchstrasse 160, CH-8050 Zürich, Switzerland as special auditing firm until our next annual general meeting be submitted for consideration at the 2011 Annual General Meeting.

The Board recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers AG (Zürich) as the Company's special auditing firm until our next annual general meeting.

PROPOSAL NUMBER FIVE—ALLOCATION OF FISCAL YEAR 2010 RESULTS AND APPROVAL OF ORDINARY DIVIDEND

Proposal 5(a)—Allocation of Fiscal Year 2010 Results

The Board of Directors proposes that the Company's loss in its statutory accounts as shown below be carried forward to fiscal year 2011. Although the Company had net income of $1.1 billion on a U.S. GAAP consolidated basis, on a standalone Swiss GAAP basis, which is the basis for the Company's Swiss statutory financial statements, it had a loss of CHF 1.4 billion. The following table shows the appropriation of loss in Swiss francs and U.S. dollars (converted from Swiss francs as of September 24, 2010) as proposed by the Board:

	Swiss francs (in millions)	U.S. dollars (in millions)
Net loss	CHF 1,405.5	$ 1,425.2
Accumulated deficit, beginning of period	32,841.2	33,301.9
Accumulated deficit, carried forward	CHF 34,246.7	$34,727.1

The Board of Directors proposes that the Company's loss of CHF 1,405.5 million be carried forward in accordance with the table above. Under Swiss law, the allocation of the Company's balance sheet results is customarily submitted to shareholders for resolution at each annual general meeting.

The Board unanimously recommends that shareholders vote FOR carrying the fiscal 2010 loss forward.

Proposal 5(b)—Approval of an Ordinary Cash Dividend

The Board of Directors proposes that ordinary cash dividend in the amount of $1.00 per share be made out of the Company's "contributed surplus" equity position in its statutory accounts. Payment of the dividend will be made in four equal quarterly installments of $0.25 in May 2011, August 2011, November 2011 and February 2012 at such times and with such record dates as shall be determined by our Board of Directors. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's contributed surplus in its statutory accounts, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's contributed surplus shall not exceed CHF 925 million (or $2.00 per share based on the USD / CHF exchange rate of approximately CHF 0.97 per $1.00 in effect on January 10, 2011). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction in contributed surplus shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment. The Board's proposal is accompanied by a report by the auditor, Deloitte AG (Zürich), as state supervised auditing enterprise, who will be present at the meeting. The auditor's report states that the proposed dividend complies with Swiss law.

The Board unanimously recommends that shareholders vote FOR the approval of the payment of an ordinary cash dividend in the amount of $1.00 per share to be made out of the Company's contributed surplus in four equal quarterly installments of $0.25 in May 2011, August 2011, November 2011 and February 2012, at such times and with such record dates as shall be determined by the Board of Directors.

PROPOSAL NUMBER SIX—RENEWAL OF AUTHORIZED SHARE CAPITAL

The Company is seeking shareholder approval to amend Article 4 paragraph 1 of its Articles of Association to extend the timeline for the authorized share capital by two years. Pursuant to Swiss law, an authorization by shareholders to allow the Board to issue additional shares expires after two years and is limited to a maximum of 50% of the issued share capital. Shareholders first authorized the Board to issue additional share capital at the Company's annual general meeting in March 2009. A renewal of the two year authorization requires a shareholder vote and a corresponding amendment to the Articles of Association. In order to provide the Board with the flexibility permitted by Swiss law, the Board proposes to renew its authorization to issue additional share capital to March 9, 2013 and to amend the Articles of Association as follows:

current version (assumes the previously authorized dividend payment in the form of a capital reduction has been fully implemented)	*proposed version*
Article 4: Authorized Share Capital	**Article 4: Authorized Share Capital**
(1) The Board of Directors is authorized to increase the share capital, in one or several steps until 12 March 2011, by a maximum amount of CHF 1'370'093'050.00 by issuing a maximum of 204'491'500 fully paid up Shares with a par value of CHF 6.70 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or an-other third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts shall be permissible.	(1) The Board of Directors is authorized to increase the share capital, in one or several steps until 9 March 2013, by a maximum amount of CHF 1'628'000'000.00 by issuing a maximum of 243,000,000 fully paid up Shares with a par value of CHF 6.70 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts shall be permissible.
German (authoritive) version	
Artikel 4: Genehmigtes Aktienkapital	**Artikel 4: Genehmigtes Aktienkapital**
1) Der Verwaltungsrat ist ermächtigt das Aktienkapital in einem oder mehreren Schritten bis zum 12. März 2011 im Maximalbetrag von CHF 1'370'093'050.00 durch Ausgabe von höchstens 204'491'500 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.	1) Der Verwaltungsrat ist ermächtigt das Aktienkapital in einem oder mehreren Schritten bis zum 9. März 2013 im Maximalbetrag von CHF 1'628'000'000.00 durch Ausgabe von höchstens 243'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.

The Board unanimously recommends that shareholders vote FOR the approval to renew the authorized share capital through March 9, 2013 and to amend the Articles of Association accordingly.

PROPOSAL NUMBER SEVEN—CANCELLATION OF REPURCHASED TREASURY SHARES

In September 2007, July 2008 and September 2010, the Board authorized an aggregate of $3 billion of share repurchases, of which $500.4 million remains unutilized as of January 3, 2011. Since September 2007, within the scope of this authorization, the Company has repurchased 63.9 million shares on the open market and through alternative trading lines. The Board now proposes to cancel 28,088,101 of these shares and to reduce the share capital accordingly. The balance of the shares that have been repurchased since our redomiciliation in Switzerland, and which are not proposed to be canceled, are expected to be used in connection with stock incentive plans or in other qualifying transactions within six years of repurchase. If so used, the Company is exempt from the requirement to pay Swiss withholding taxes at the time of repurchase.

The Board's proposal is conditioned on the receipt of a report provided by the auditor, Pricewaterhouse Coopers AG, as state supervised auditing enterprise in accordance with Article 732 paragraph 2 of the Swiss Code of Obligations, who will be present at the meeting. The auditor's report is expected to state that claims by creditors are fully covered notwithstanding the reduction of share capital pursuant to this proposal.

The reduction of share capital will only be accomplished after publication of the notice to creditors in accordance with Article 733 of the Swiss Code of Obligations. Such notice to creditors will be published after the Annual General Meeting in the Swiss Commercial Gazette. Creditors may file claims and demand payment or security within two months of the date of the third and last publication. The share capital may only be reduced once the two-month period for filing claims has expired and all claims filed have been satisfied or secured. In addition, the reduction can only be registered in the Commercial Register once it has been determined in a notarized document stating that all above requirements have been fulfilled.

Accordingly the Board of Director proposes:

(1) The cancellation of 28,088,101 shares, all of which have been repurchased under authority of the Board since the Company redomiciled in Switzerland in March 2009, and the corresponding reduction of the share capital of the Company from CHF 3'446'822'711.70 by CHF 188,190,276.70 to CHF 3,258,632,435.00;

(2) To declare, as a result of the audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of the share capital;

(3) To amend Article 3 paragraph 1 of the Articles of Association of the Company on completion of the capital reduction as follows:

current version (assumes the previously authorized dividend payment in the form of a capital reduction has been fully implemented)	*proposed version*
Artikel 3: Aktienkapital	**Article 3: Share Capital**
(1) The share capital of the Company amounts to CHF 3'446'822'711.70 and is divided into 514'451'151 registered shares with a nominal value of CHF 6.70 per share. The share capital is fully paid-in.	(1) The share capital of the Company amounts to CHF 3,258,632,435.00 and is divided into 486,363,050 registered shares with a nominal value of CHF 6.70 per share. The share capital is fully paid-in.
German (authoritive) version	
Artikel 3: Aktienkapital	**Article 3: Share Capital**
(1) Das Aktienkapital der Gesellschaft beträgt CHF 3'446'822'711.70 und ist eingeteilt in 514'451'151 Namenaktien im Nennwert von CHF 6.70 je Aktie. Das Aktienkapital ist vollständig liberiert.	(1) Das Aktienkapital der Gesellschaft beträgt CHF 3,258,632,435.00 und ist eingeteilt in 486,363,050 Namenaktien im Nennwert von CHF 6.70 je Aktie. Das Aktienkapital ist vollständig liberiert.

The Board unanimously recommends that shareholders vote FOR the cancellation of 28,088,101 repurchased treasury shares held by the Company and to amend the Articles of Association accordingly.

PROPOSAL NUMBER EIGHT—ADVISORY (CONSULTATIVE) VOTE ON EXECUTIVE COMPENSATION AND THE FREQUENCY OF SUCH VOTE

Proposal 8(a)—Non-Binding Advisory (Consultative) Vote on Executive Compensation

The Board recognizes that providing stockholders with an advisory vote on executive compensation may produce useful information on investor sentiment with regard to the Company's executive compensation programs. As a result, our Board is providing shareholders with the opportunity to cast an advisory (consultative) vote on the compensation of our named executive officers, as described in the section of this Proxy Statement entitled "Executive Compensation Report." This proposal, commonly known as a "say on pay" proposal, gives shareholders the opportunity to endorse or not endorse our fiscal 2010 executive compensation philosophy, programs and policies and the compensation paid to the named executive officers. The proposal also is in accordance with recently enacted legislation in the U.S. Congress (the Dodd-Frank Wall Street Reform and Consumer Protection Act—the "Dodd-Frank Act"), which requires that companies such as Tyco include an advisory (consultative) vote on executive compensation at certain shareholder meetings held on or after January 21, 2011. In addition, legislative proposals have been introduced in Switzerland that, if passed, would also require an advisory, or "consultative," vote on executive compensation.

As discussed in the Executive Compensation Report section of this Proxy Statement, our compensation principles and underlying programs are designed to attract, motivate and retain key executives who are crucial to our long-term success. The compensation paid to our named executive officers reflects our commitment to pay for performance. The majority of our named executive officers' compensation is made in the form of long-term equity awards that incentivize management to achieve results to the mutual benefit of shareholders and management. Moreover, a significant portion of our named executive officers' cash compensation is paid in the form of annual performance bonuses, which are paid only if the Company achieves pre-defined performance measures. In addition, the Company recognizes that a strong governance framework is essential to an effective executive compensation program. The framework and executive compensation philosophy are established by an independent Compensation Committee that is advised by an independent consultant. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Variable compensation is heavily weighted on long-term incentives to align compensation with sustained shareholder returns. In fiscal 2010, one hundred percent of long-term incentive awards for named executive officers were performance-based equity (stock options and performance share units).
- Incentive plans that are based upon targets that are approved by the Compensation Committee at the beginning of the applicable performance period, and which have minimum thresholds and maximum payment caps.
- The peer group of companies used to benchmark executive compensation levels is carefully selected and reviewed by the Compensation Committee.
- An annual risk assessment conducted by the Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.
- "Double-triggers" for named executive officers (other than the Chief Executive Officer) for severance benefits and equity acceleration in the event of a change-of-control transaction.
- No excise tax gross-ups for named executive officers other than the Chief Executive Officer.

- No tax gross-ups for supplemental insurance and disability benefits effective January 1, 2010. Effective December 2010, supplemental life, disability and long-term care benefits have been discontinued for new executives.
- No pension plans for named executive officers other than the Chief Executive Officer.
- A robust share ownership and retention policy.
- An expansive pay recoupment policy to claw back compensation earned as a result of fraudulent or illegal conduct.
- An insider trading policy that prohibits speculative and hedging transactions in the Company's securities.

Pursuant to the requirements of the Dodd-Frank Act, the Board proposes that the shareholders approve an advisory (consultative) non-binding vote on the Executive Officer Compensation Report. The Executive Officer Compensation Report appears at pages 43 to 75 of this Proxy Statement.

The advisory (consultative) vote on the Executive Officer Compensation Report is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting. Although the vote is non-binding, our Board and the Compensation Committee will review the voting results. To the extent there is a significant negative vote, we would communicate directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

The Board unanimously recommends that shareholders vote FOR this proposal.

Proposal 8(b)—Non-Binding Advisory (Consultative) Vote on the Frequency of the Vote on Executive Compensation.

The Dodd-Frank Act also requires us to include, at least once every six years, an advisory vote regarding how often shareholders wish to cast the advisory (consultative) vote on executive compensation. In casting their advisory (consultative) vote, shareholders may choose among four options: (1) an annual vote, (2) a vote every two years (biennial), (3) a vote every three years (triennial) or (4) to abstain from voting.

The Board believes that a triennial vote is most appropriate for the Company because such a vote would provide shareholders with the appropriate timeframe to evaluate the Company's overall compensation philosophy, design and implementation. A three-year period is more closely aligned with the longer-term view that the Compensation Committee takes with respect to the more significant components our named executive officers' compensation, and would allow shareholders the opportunity to evaluate the effectiveness of these programs over the time frames that they are intended to generate performance. Additionally, a longer period between votes would provide the opportunity for shareholders and advisory services to engage in more thoughtful analysis and would facilitate more meaningful dialogue between shareholders and the Board regarding the Company's executive compensation practices.

For these reasons, the Board unanimously recommends that shareholders vote for a TRIENNIAL vote on executive compensation.

Like the advisory (consultative) vote on executive compensation, the advisory (consultative) vote on the frequency of such vote is non-binding. Although the vote is non-binding, our Board and the

Compensation Committee will review the voting results and will respect the expressed desire of the majority of our shareholders by implementing the option, if any, that receives a majority vote. In this regard, we note that our Articles of Association state that, unless otherwise required by law, all votes (with the exception of a contested Board election) require the affirmative vote of a relative majority of the votes cast. In determining the relative majority, abstentions, broker non-votes, and blank or invalid ballots are disregarded. A relative majority requires that one option receive more votes than the other two options taken together. If there is no option receives the relative majority of votes, the Board will re-submit the two options with the highest votes for an advisory (consultative) vote at the next annual meeting of shareholders.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance." We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing the Company's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, the Company's vision and values are enduring. Our governance principles, along with our vision and values, constitute the foundation upon which the Company's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

To be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Seek to Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity. We safeguard Company assets. We foster an environment of trust with our co-workers, customers, communities and suppliers. We comply with all Company policies and laws, and create an environment of transparency in which all reporting requirements are met.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' businesses and help them achieve their goals. We serve our customers not only by responding to their needs, but also anticipating them. We are dedicated to diversity, fair treatment, mutual respect and trust. We aspire to produce our products and serve our customers with zero harm to people and the environment.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction across Tyco, and actively work together to keep each other safe.

Accountability: We honor and hold ourselves accountable for the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the best standards of corporate governance for the Company by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Culture: Build on the Company's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Company-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that financial measures and shareholder return objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of the Company in the interests of the shareholders and set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about the Company and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of the Company.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that the Company maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that organizational development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving the compensation of senior officers;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure;
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance; and
- periodically monitoring and reviewing shareholder communication.

Board Leadership

The business of the Company is managed under the direction of the Company's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Board believes that it is currently in the best interest of the Company for the positions of Chairman and Chief Executive Officer to be combined and held by the same person, Mr. Breen. Having Mr. Breen act as both Chairman and Chief Executive benefits the Company in significant ways, in particular by facilitating efficient and effective board deliberations. Mr. Breen is in a unique position to blend the perspective of both the board and management and ensure that the appropriate matters are presented to the Board. Mr. Breen's long tenure with the Company and his deep knowledge of the Company's day-to-day operations and the principal issues and risks facing the Company enable him to focus the Board's deliberations on those matters that are most critical to the Company. Further, by combining the roles, the Board believes the Company presents its message and strategy to shareholders, employees, customers and other stakeholders with a unified voice, a benefit that is particularly important to a company that is as diverse and multifaceted as Tyco. This has also benefited the Company as it has undertaken significant initiatives to restructure its global operations, including through its portfolio refinement actions and the implementation of significant cost reduction programs.

To counterbalance the potential for ineffective Board oversight, the Company has adopted a governance structure that includes:

- a designated lead independent Director with a well-defined role;
- a Board entirely composed of independent members, with the exception of Mr. Breen;
- annual election of Directors by a majority of votes cast at the Annual General Meeting of shareholders;
- committees entirely composed of independent Directors; and
- established governance and ethics guidelines.

The lead Director acts as an intermediary between the Board and senior management. Among other things, the lead director is responsible for setting the agenda for Board meetings with Board and management input, facilitating communication among Directors and between the Board and the Chief Executive Officer, working with the Chief Executive Officer to provide an appropriate information flow to the Board, and chairing an executive session of the independent Directors at each formal Board meeting. The lead director is expected to foster a cohesive board that cooperates with the Chief Executive Officer towards the ultimate goal of creating shareholder value.

Board Oversight of Risk

The Board's role in risk oversight at Tyco is consistent with the Company's leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on the most significant risks facing the Company. The Board performs its risk oversight role in several ways. Board meetings regularly include strategic overviews by the Chairman and Chief Executive Officer of the Company that describe the most significant issues, including risks, affecting the Company. In addition, the Board is regularly provided with business updates from the President of each of the Company's reporting segments, and updates from the General Counsel. The Board reviews the risks associated the Company's financial forecasts, business plan and operations. These risks are identified and managed in connection with the Company's robust enterprise risk management ("ERM") process. The Company's ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The Company's ERM includes a formal process to identify and document the key risks to the Company perceived by a variety of stakeholders in the enterprise, and is presented to the Board at least annually. In addition, as part of the ERM process, members of the Board perform site visits to Company operational sites. The lead Director and management determine the appropriate operational site and the timing of the enterprise risk assessment meeting. During fiscal 2010, members of the Board participated in enterprise risk assessments at operational sites of Fire Protection in Toronto, Canada, Simplex Grinnell in Richardson, Texas, and Flow Control in Houston, Texas.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;
- The Compensation and Human Resources Committee reviews and discusses with management the extent to which the Company's compensation policies and practices create or decrease risks for the Company; and

- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the Company's corporate governance policies, oversees the ERM process and is deeply involved in key management succession planning.

Board Capabilities

The Tyco Board as a whole is strong in its diversity, vision, strategy and business judgment. It possesses a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets.

The culture of the Board is such that it can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary. The Board strives to be informed, proactive and vigilant in its oversight of the Company and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are each entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene "special committees" to review material matters being considered by the Board. Special committees report their activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. The number of Directors is set forth in the Company's Articles of Association.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least five times annually, and additional meetings may be called in accordance with the Company's Articles of Association and Organizational Regulations. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about the Company's operations and issues. One of these meetings will be scheduled in conjunction with the Company's Annual General Meeting and Board members are required to be in attendance at the Annual General Meeting either in person or by telephone. The lead Director, in consultation with the Chairman of the Board / Chief Executive Officer, is responsible for setting meeting agendas with input from the Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at each formal meeting of the Board.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of regular agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board / Chief Executive Officer in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of the Company, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, analysts, rating agencies and government regulators. The Board has established a process for interested parties to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who has a direct reporting relationship to the Audit Committee chair. A report summarizing all items received resulting in cases is prepared for the Board. The Corporate Ombudsman directs cases to the applicable department (such as customer service, human resources or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or Investor Relations.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of the Company, as they deem necessary in order to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;

- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters, and report those results to the Board.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own, at a minimum, Tyco stock or stock units equal to three times their annual retainer within three years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guidelines as long as the Director does not sell any stock. A majority of the Directors' annual compensation is provided as equity, and all but one of our current Directors hold the minimum amount of three times the annual retainer. Mr. Daniels joined the Board in 2010 and is expected to reach the required stock ownership level on or before the 2012 Annual General Meeting of shareholders. Mr. Breen receives no additional compensation for service as a Director.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of the Company or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, nor have any immediate family members that have worked for, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a Director;
- have no immediate family member who is an officer of the Company or its subsidiaries or who has any current or past material relationship with the Company;
- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which the Company's annual sales to, or purchases from, exceed 1% of either entity's annual revenues for the prior fiscal year;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the Company or its subsidiaries made charitable contributions or payments in excess of 1% of such

organization's charitable receipts in the last fiscal year. In addition, a Director is not independent if he or she serves as a director, trustee, executive officer or similar position of a charitable organization if Tyco made payments to such charitable organization in an amount that exceeds 1% of Tyco's total annual charitable contributions made during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of the Chief Executive Officer, meet these standards and are therefore independent of the Company. The independent Director nominees are Timothy M. Donahue, Brian Duperreault, Bruce S. Gordon, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, Dinesh Paliwal, William S. Stavropoulos, Sandra S. Wijnberg, David Yost and Michael Daniels.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast by shareholders at the Annual General Meeting of shareholders and they serve for one-year terms. Each Director must tender his or her resignation from the Board at the annual general meeting of shareholders following his or her 72nd birthday. The Board may, in its discretion, waive this limit in special circumstances, as it has done for the past two years with respect to Mr. Krol, whom the Nominating and Governance Committee has nominated to serve an additional term in light of his extensive experience and knowledge as lead Director from 2002 through 2007. Any nominee for Director who does not receive a majority of votes cast from the shareholders is not elected to the Board.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes present (in person or by proxy) at a duly called shareholder meeting.

Directors are expected to inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the Annual General Meeting following the completion of their fifth year of service.

The Board may choose to override these guiding principles in special circumstances or if it otherwise believes it is appropriate to do so.

When the Chairman of the Board / Chief Executive Officer steps down, he or she must simultaneously tender his or her resignation from the Board, which the Board may accept or decide that his or her continued services as a Director are in the best interests of the Company. It is only in unusual circumstances that the Board decides that the retired Chief Executive Officer should continue to serve as Chairman.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships, Conflicts and Related Party Transactions

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the Chief Executive Officer or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The Chief Executive Officer may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our Guide to Ethical Conduct and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Corporate Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as the Company must disclose certain "related person transactions." These are transactions in which the Company is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our common stock has a direct or indirect material interest. Although the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, none of these transaction exceeded 1% of the Company's gross revenues and these transactions are not considered to be related party transactions.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance". We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than 1% of that organization's annual charitable receipts, and less than 1% of Tyco's total annual charitable contributions.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Fiscal 2010 compensation for non-employee Directors consisted of an annual cash retainer of $80,000 and restricted stock units ("RSUs") with one year vesting terms and a value at grant of approximately $120,000. The lead Director and the Chair of the Audit Committee receive an additional annual fee of $20,000, and the Chairs of the Compensation Committee and the Nominating and Governance Committee each receive an additional annual fee of $15,000 in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2010. A Director who is also an employee receives no additional remuneration for services as a Director.

For fiscal 2010 and for future years, the Company has changed the date on which it makes its director equity grant to align the date with the election of Directors at the Company's Annual General Meeting in March. Previously, equity grants had been made at the start of the fiscal year. As a result, the Company made an interim grant of RSUs to continuing directors to compensate them for six months of service between October 2009 and March 2010. Because Mr. Yost received his first equity grant in March 2009 and because Mr. Daniels was not a Board member during this time period, they did not receive this grant.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Michael E. Daniels	$ 43,736	$120,036	$40,000	$203,772
Mr. Timothy Donahue	$ 80,000	$180,043	$ 28	$260,071
Mr. Brian Duperreault	$ 80,000	$180,043	$10,000	$270,043
Mr. Bruce S. Gordon (L)(NC)	$115,000	$180,043	$10,000	$305,043
Mr. Rajiv L. Gupta (CC)	$ 95,000	$180,043	$20,356	$295,399
Mr. John A. Krol	$ 80,000	$180,043	$ 2,500	$262,543
Dr. Brendan R. O'Neill (AC)	$ 90,934	$180,043	—	$270,977
Mr. William S. Stavropoulos	$ 80,000	$180,043	$10,000	$270,043
Ms. Sandra S. Wijnberg	$ 80,000	$180,043	$ 3,912	$263,955
Mr. R. David Yost	$ 80,000	$120,036	$10,000	$210,036
Former Directors:				
Mr. Jerome B. York	$ 45,330	$ 67,013	$ 118	$112,461

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. Mr. Daniels was paid a prorated fee for his services for the period from March 10, 2010, when he joined the Board, through the end of the fiscal year. Mr. York was paid a prorated fee for his services as a Director for the period of the fiscal year during which he was a Director. Mr. York retired from the Board at the Annual General Meeting on March 10, 2010.

(2) Reflects the fair value of the entire amount of awards granted to Directors in fiscal 2010 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. As described above, Directors received an interim equity grant in October 2009 to compensate them for six months of service resulting from the change in grant date. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of

grant. RSUs granted to Board members generally vest on the anniversary of the grant date. Interim RSUs granted to Mr. York in October 2009 were modified to allow for immediate vesting upon his retirement from the Board in March 2010.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Gupta, two matching charitable contributions were made during fiscal 2010, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $356 for any Director in fiscal 2010. For Mr. Daniels, all other compensation includes $40,000 of fees paid to him in fiscal 2010 prior to his election at the Annual General Meeting. The Company invited Mr. Daniels to observe certain Board meetings prior to his election in March 2010 and agreed to pay fees in connection therewith.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2010 membership and meeting information for each of the Board Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Mr. Michael E. Daniels	X			03/10/2010
Mr. Timothy M. Donahue			X	03/13/2008
Mr. Brian Duperreault		X		03/25/2004
Mr. Bruce S. Gordon (L)(C)		X		01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol		X		08/06/2002
Dr. Brendan R. O'Neill (C)	X			03/06/2003
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg[(1)]			X	03/06/2003
Mr. R. David Yost			X	03/12/2009
Number of Meetings During Fiscal Year 2010[(2)]	10	8	9	

(1) Ms. Wijnberg's committee assignment changed from the Nominating & Governance Committee to the Compensation Committee in March 2010.

(2) Includes joint committee meetings held during the fiscal year

(L) = Lead Director
(C) = Committee Chair

During fiscal 2010, the full Board met nine times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2010, with the exception of Mr. Stavropoulos, who attended 74% of such meetings. Mr. Stavropoulos would have met the 75% threshold but for his attendance at a funeral that coincided with the Annual General Meeting. The Board's governance principles provide that Board members are expected to attend each Annual General Meeting. At the 2010 Annual General Meeting, all of the current Board members were in attendance except Mr. Stavropoulos.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held ten meetings during fiscal 2010. During 2010, the members of the Audit Committee were Mr. Daniels and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Dr. O'Neill is the chair of the Audit Committee. The Board has determined that each of Drs. Stavropoulos and O'Neill are audit committee financial experts.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system and enterprise risk assessment activities. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held eight meetings during fiscal 2010, including one joint meeting with the Compensation and Human Resources committee. The members of the Nominating and Governance Committee in fiscal 2010 were Messrs. Krol, Gordon and Duperreault, each of whom is independent under NYSE listing standards. Ms. Wijnberg was also a member of the Committee until March 2010. In addition to being lead Director, Mr. Gordon also chairs this committee.

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held nine meetings during fiscal 2010, including one joint meeting with the Nominating and Governance Committee. During 2010, the members of the Compensation Committee were Ms. Wijnberg and Messrs. Donahue, Gupta and Yost. Mr. Gupta is the chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2010 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors and Board Diversity

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. The Tyco Board does not have a specific policy regarding diversity. Instead, the Nominating and Governance Committee considers the Board's overall composition when considering a potential new candidate, including whether the Board has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of the Company's current and expected future needs. In addition, the Nominating and Governance Committee believes that it is desirable for new candidates to contribute to a variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;

- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects superior standards for themselves and others;
- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all non- employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In addition, the Committee ensures that each member of the Compensation and Human Resources Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's current registered address: Freier Platz 10, CH-8200 Schaffhausen, Switzerland. In any event, any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Articles of Association.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2012 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Corporate Secretary no later than September 22, 2011. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2011 Annual General Meeting.

The Nominating and Governance Committee currently employs an unrelated search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. Eleven of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Christopher J. Coughlin—Mr. Coughlin, age 58, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation and Covidien Ltd. On October 8, 2010, Mr. Coughlin notified the Company that he would resign as Executive Vice President and Chief Financial Officer effective as of the close of business on December 1, 2010, and he will advise the Company on certain projects until his retirement in 2011.

Carol Anthony ("John") Davidson—Mr. Davidson, age 55, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was employed by Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility. Mr. Davidson serves as a director of DaVita, Inc.

John E. Evard, Jr.—Mr. Evard, age 64, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

Patrick Decker—Mr. Decker, age 46, has been President of Flow Control since May 2007 and was previously Chief Financial Officer of Tyco Engineered Products and Services and Tyco Plastics and Adhesives. Prior to joining Tyco in 2003, Mr. Decker spent 13 years serving in a series of key financial roles at Bristol-Myers Squibb, both in the United States and internationally. Mr. Decker began his career as an auditor for PricewaterhouseCoopers.

Naren K. Gursahaney—Mr. Gursahaney, age 49, has been President of ADT Worldwide (now Tyco Security Solutions) since May 2007. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in January 2005 and President of the Tyco Engineered Products and Services segment in January 2006. Prior to joining Tyco, Mr. Gursahaney was the President and Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

George R. Oliver—Mr. Oliver, age 50, has been President of Tyco Fire Protection since September 2010. Prior to that he was President of Tyco Safety Products from 2006 to 2010, was named President of the Tyco Electrical & Metal Products business in March 2007, and assumed the leadership of International Fire (Fire Protection Services) in October 2009. Prior to joining Tyco in 2006, Mr. Oliver served in operational roles of increasing responsibility at several General Electric divisions, most recently as President and Chief Executive Officer of GE Water and Process Technologies.

Arun Nayar—Mr. Nayar, age 60, is our Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. He joined Tyco as the Senior Vice President and Treasurer in March 2008 and was also the Chief Financial Officer of ADT Worldwide through October 2010. In October 2010, Mr. Nayar assumed expanded responsibilities as head of Tyco's Financial Planning & Analysis and Investor Relations groups. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Operations, and before that as Vice President and Assistant Treasurer of Capital Markets.

Judith A. Reinsdorf—Ms. Reinsdorf, age 47, has been our Executive Vice President and General Counsel since March 2007. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

Laurie A. Siegel—Ms. Siegel, age 54, has been our Senior Vice President, Human Resources and Internal Communications since January 2003. Ms. Siegel was employed by Honeywell International from 1994 to 2002, where she held various positions in Human Resources. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel serves as a director of CenturyLink, Inc. and chairs its compensation committee.

Frank S. Sklarsky—Mr. Sklarsky, age 53, has been our Executive Vice President and Chief Financial Officer since December 1, 2010. From November 2006, Mr. Sklarsky was the Executive Vice President and Chief Financial Officer of Eastman Kodak Company, a company that develops, manufactures and markets traditional and digital imaging products, services and solutions. From 2004 to 2006, Mr. Sklarsky served as Executive Vice President and Chief Financial Officer at ConAgra Foods, Inc., one of North America's leading packaged food companies. Earlier in his career, he spent 20 years with Chrysler in a series of senior financial leadership roles. Mr. Sklarsky has also served in other executive finance positions with Dell, Inc. and started his career with Ernst & Young. He is also a certified public accountant.

Shelley Stewart, Jr.—Mr. Stewart, age 57, has been our Senior Vice President of Operational Excellence and Chief Procurement Officer since January 2006 and prior to that served as Vice President of Supply Chain Management. Before joining Tyco in 2003 Mr. Stewart was Senior Vice President of Supply Chain Management at Invensys plc and Vice President of Supply Chain Management with the Raytheon Company. He also spent 18 years with United Technologies Corporation where he held numerous senior level supply chain and operational positions. Mr. Stewart serves as a director of Cleco Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2010 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Edward D. Breen	Chairman and Chief Executive Officer	3,792,689[2][3][4]	*
Christopher J. Coughlin	Former Executive Vice President and Chief Financial Officer	702,597[3][5]	*
Michael E. Daniels	Director	0	*
Timothy M. Donahue	Director	6,842[2]	*
Brian Duperreault	Director	18,826[2]	*
Bruce S. Gordon	Lead Director	26,482[2][3]	*
Rajiv L. Gupta	Director	16,872[2]	*
Naren K. Gursahaney	President, Tyco Security Solutions	439,660[3]	*
John A. Krol	Director	29,454[2][3]	*
George Oliver	President, Tyco Fire Protection	249,467[3]	*
Brendan R. O'Neill	Director	25,982[2][3]	*
Dinesh Paliwal	Director Nominee	0	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	174,424[3]	*
Frank S. Sklarsky	Executive Vice President and Chief Financial Officer	0	
William S. Stavropoulos	Director	10,204[2]	*
Sandra S. Wijnberg	Director	25,982[2][3]	*
R. David Yost	Director	14,911	*
All current Directors and executive officers as a group (22 persons)		6,713,541	1.4%

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of December 31, 2010, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after December 31, 2010. All current Directors and executive officers, as a group, were beneficial owners of approximately 1.4% of the outstanding common shares as of December 31, 2010. There were 478,040,808 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 956,833; Mr. Donahue, 5,479; Mr. Duperreault, 16,992; Mr. Gordon, 19,645; Mr. Gupta, 14,053; Mr. Krol, 19,645; Dr. O'Neill, 19,645; Dr. Stavropoulos, 8,091; and Ms. Wijnberg, 19,645. Distribution of the DSUs will occur upon the

earliest of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) 2017 (as required under recent U.S. tax law changes), and (iii) change in control of the Company. Upon such event, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before March 1, 2011 as follows: Mr. Breen, 2,649,926; Mr. Coughlin, 578,039; Mr. Gordon, 4,974; Mr. Gursahaney, 397,464; Mr. Krol, 5,996; Mr. Oliver, 204,647; Dr. O'Neill, 4,974; Ms. Reinsdorf, 137,817; and Ms. Wijnberg, 4,974.

(4) Includes 28,450 shares held in the Edward D. Breen 2008-1 Trust.

(5) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on December 31, 2010
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	38,232,750[1]	8.0%
Dodge & Cox 555 California Street, 40th floor San Francisco, CA 94104	26,269,716[2]	5.5%

(1) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

(2) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

EXECUTIVE OFFICER COMPENSATION REPORT

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Proxy Statement discusses and analyzes the executive compensation program for the named executive officers of Tyco in fiscal 2010: Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer through December 1, 2010; George R. Oliver, President, Safety Products and Electrical & Metal Products; Naren K. Gursahaney, President, ADT Worldwide; and Judith A. Reinsdorf, Executive Vice President and General Counsel. Subsequent to the end of our fiscal year, on December 1, 2010, Mr. Coughlin stepped down from his position as Executive Vice President and Chief Financial Officer. Effective the same date, Mr. Frank J. Sklarsky became the Executive Vice President and Chief Financial Officer.

The Company's executive compensation programs are based on the philosophy that they must: (i) reinforce the Company's business objectives and the creation of long-term shareholder value; (ii) provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk; (iii) align the interests of executives and shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs; (iv) attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives, and cash and equity based pay; and (v) recognize and support outstanding individual performance and behaviors that demonstrate our core values—Integrity, Excellence, Teamwork and Accountability.

Fiscal 2010 Executive Summary

Overall, the Company performed well in fiscal 2010, exceeding expectations in some areas and meeting them in others. Although the global economic recession continued to impact certain of the Company's businesses, the service-based portion of our businesses continued to grow. Revenue in fiscal 2010 increased $134 million, or 0.8%, from fiscal 2009, driven primarily by a 3.7% favorable impact from changes in foreign currency exchange rates (about half of the Company's revenues are generated outside of the U.S.). Excluding the impact of currency movements, revenue fell from last year; the decrease in revenue was primarily driven by volume declines in Flow Control's valves business and weakness in commercial end markets, which drive Fire Protection Services' systems installation and product revenues. Although net revenue decreased, the contribution of service revenue to overall revenue grew to 41%. Service revenues are principally derived from the ADT Worldwide and Fire Protection Services businesses, and represent a predictable and consistent source of revenue. Operating income during fiscal 2010 was $1.6 billion, compared to an operating loss of $1.5 billion during fiscal 2009. Operating income in fiscal 2009 was negatively affected by goodwill and intangible asset impairment charges of approximately $2.7 billion and legacy legal settlement charges of approximately $125 million. The improvement in the Company's operating income in 2010 primarily reflected efficiencies from cost containment actions taken during the economic downturn and restructuring actions in prior years. From a cash perspective, the Company ended fiscal 2010 with a cash balance of $1.8 billion, and generated approximately $2.6 billion of cash from operating activities.

Operationally, the Company made significant progress during 2010:

- Cost management remained a top priority. Throughout the year, the Company remained active in identifying and executing cost containment initiatives and restructuring programs. These actions helped offset the impact of the revenue decline described above and contributed to the improvement in the Company's operating margins.

- The Company continued to invest in its businesses to strengthen its long-term competitive capabilities for both products and services. For example, capital spending levels grew modestly during fiscal 2010, as they have throughout the economic downturn, and a high percentage of this spending was directed toward research and development and other investments that are expected to grow service revenue. As a result of this type of investment, ADT Worldwide was able to introduce its ADT Pulse interactive security services product in test markets during the year.
- The Company also executed on its acquisition strategy, acquiring Broadview Security in May 2010. This acquisition increases the Company's recurring revenue base, brings additional capabilities and capacity to generate new high quality accounts and expands the Company's install and service expertise.
- The Company continued to focus its efforts on increasing its presence in emerging markets such as China, India, Brazil and the Middle East. In December 2009, the Company acquired two valve manufacturers in Brazil, which expands and complements Flow Control's product offerings and market position in South America.
- The Company completed the last major portion of its portfolio refinement efforts when it reached an agreement to sell a majority stake in its Electrical and Metal Products business. Earlier in the year, ADT Worldwide completed the sale of its French security business and Flow Control completed the sale of its European water business. These dispositions are expected to improve operating margins, decrease volatility in financial results and allow the Company to focus more intensely on its three core businesses.
- The Company continued to generate solid cash flow. As described above, the Company used its cash to make growth oriented investments and acquisitions. The Company also returned $1.3 billion through share repurchases and dividends.

Pay for Performance

The actions described above were undertaken in an effort to position the Company for long-term sustainable growth. The Company's executive compensation programs are aligned with these initiatives, and have been designed to pay commensurate with the level of performance generated. This philosophy is most evident in the mix of pay used to compensate our executives. For our Chief Executive Officer, approximately 70% of targeted direct pay (which excludes fluctuations in pension value and perquisites) in fiscal 2010 was conveyed in the form of long-term equity awards, and 17% was conveyed in the form of a targeted annual performance bonus. Of the equity component, 50% of the awards were performance share units, which will expire as worthless if the Company's performance through fiscal 2012 is not within the upper 65% of the companies comprising the S&P 500 Industrials Index. The other 50% of the equity award was in the form of stock options, the value of which corresponds directly to increases and decreases in the Company's stock price. As described below, fiscal 2010 compensation for our other named executive officers was also heavily weighted with long-term equity-based compensation, the ultimate value of which depends on Company performance.

As discussed above, the Company's performance in fiscal 2010 exceeded expectations. As a result, annual performance bonuses paid out above target. However, over a three year period, the Company's stock price did not perform as well as peers. As a result, performance share units granted in July 2007 expired in 2010 with no realized value, and stock options granted at the same time are currently out of the money. Only restricted stock units that were granted in July 2007 have provided value to this point in time. The table below graphically illustrates this point. It shows the connection between the Company's performance and our Chief Executive Officer's compensation over the corresponding time periods. The table shows the "at risk" portion of our Chief Executive Officer's compensation, which represents over half of his compensation, for the one and three year periods that ended on

September 24, 2010. The one year period is represented by the fiscal 2010 annual performance bonus and the three-year period is represented by long-term equity awards granted to the Chief Executive Officer for fiscal 2008.



$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
FY08 Long-term Equity Awards
FY10 Short-term Performance Bonus
$15,000,000
$2,031,250
$3,612,135
$4,062,500
Target
Realized



Short-term Bonus
Long-term Awards
EPS
Free Cash Flow
In $M
Total Revenus $
In $M
3 Year Relative TSR
Percentile Rank
Target
Actual

Mr. Breen became our Chairman and Chief Executive Officer in July 2002, and long-term equity incentive awards have consistently been a substantial part of his compensation since he was hired. Mr. Breen was hired at a time of uncertainty for the Company, and his compensation was heavily weighted with stock options and other equity awards that aligned his interests with the Company's performance. Until recently, Mr. Breen has not exercised options or sold any of his other vested equity awards since he joined the Company (other than for taxes). Because the ten-year term of the stock options granted in 2002 is nearing expiration, Mr. Breen recently entered into a Rule 10b5-1 trading plan as part of his personal long-term financial, estate and tax planning strategy. The plan allows for the orderly liquidation of his stock options prior to their expiration in 2012. Assuming that all of Mr. Breen's options are exercised and the underlying shares are sold, Mr. Breen would retain a substantial equity position in the Company.

Compensation Governance

The Company's philosophy is to pay for performance. The Company recognizes that in order to execute on this philosophy, a strong governance framework is required. Accordingly, the Company's compensation programs are characterized by the following compensation governance features:

- Variable compensation is heavily weighted on long-term incentives to align compensation with sustained shareholder returns. In fiscal 2010, one hundred percent of long-term incentive awards for named executive officers were performance-based equity (stock options and performance share units).
- Incentive awards are contingent on achieving targets that are established and approved by the Compensation Committee at the beginning of the applicable performance period. All awards are assigned thresholds that define a minimum level of achievement before they pay out, and all award payments are capped at 200% of target.
- The Compensation Committee is comprised solely of independent directors. The Committee's independent consultant, Exequity, provides no other services to the Company and has no prior relationship with any of the named executive officers.
- The peer group of companies used to benchmark executive compensation levels is carefully reviewed at least annually by the Compensation Committee with input from its independent consultant. Changes to the peer group require Compensation Committee approval.
- The Compensation Committee annually completes a risk assessment of the Company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are demonstrably within the risk management parameters it deems prudent.
- A "double-trigger" is required before severance benefits are paid or equity acceleration occurs in connection with a change in control event (other than for the Chief Executive Officer). Named executive officers are not entitled to excise tax gross-ups (other than the Chief Executive Officer). For our Chief Executive Officer, the terms of the employment agreement that he entered in 2002 govern in these scenarios.
- The Company eliminated tax gross-ups on supplemental benefits for all named executive officers effective January 1, 2010. Effective December 2010, supplemental life, disability and long-term care benefits have been discontinued for new executives.
- Other than the Chief Executive Officer, the Company does not provide any pension plans for its named executive officers.
- The Company maintains a robust share ownership and retention policy. Named executive officers are required to achieve minimum stock ownership levels (two to ten times base salary) and comply with share retention guidelines (25%-75% upon exercise or vesting of awards).
- The Company maintains an expansive pay recoupment policy to claw back compensation earned as a result of fraudulent or illegal conduct. We expect to modify the policy upon implementation of the Dodd-Frank Act to comply with applicable regulations.
- Under the Company's insider trading policy, employees, including named executive officers, are prohibited from speculating in Company securities or engaging in transactions designed to hedge their ownership interests.

The features described above are important components of the Company's executive compensation governance framework. The sections that follow provide more detailed information regarding the governance framework, as well as more information regarding the pay elements used in the compensation of our named executive officers.

Process Overview: How the Compensation Committee Designs and Establishes Executive Compensation

The Compensation Committee evaluates many factors when designing and establishing executive compensation plans and targets. In determining the appropriate compensation of individual named executive officers, the Compensation Committee considers critical data including the relative complexity and importance of the executive's role within the organization, the executive's experience, record of performance and potential, the compensation levels paid to similarly positioned executives at our peer group companies, and internal pay equity considerations.

Each year, the Compensation Committee reviews the composition of the Company's peer group with the assistance of its independent compensation consultant to ensure that it aligns with the Company's size and lines of businesses. Any change to the peer group is subject to the Compensation Committee's approval. The peer group is drawn from companies in the S&P 500 Index, and the Compensation Committee analyzes up to 17 factors in determining inclusion, including rank within the S&P 500 Index, overlapping business lines, number of employees, and various performance and financial measures. During fiscal 2010, the Compensation Committee updated the peer group to replace four companies (FedEx, UPS, L3 Communications and Masco Corp.) with five peers that are deemed to be more similar to the Company. The five additions are highlighted in the table below. The change did not have any significant affect on median levels of compensation for the peer group. The peer group now consists of 17 industrial and service companies that reflect the competitive landscape in which Tyco operates. It also takes into account the diverse nature of the Company's operations, which are a blend of world-class manufacturing capabilities and premier service delivery.

Peer Group Companies

- 3M Co.
- Danaher Corp.
- Deere & Co.
- DirecTV Group, Inc.
- Eaton Corp.
- Emerson Electric Co.
- General Dynamics Corp.
- Honeywell International, Inc.
- Illinois Tool Works, Inc.
- Ingersoll-Rand PLC
- ITT Corp.
- Johnson Controls Inc.
- Raytheon Co.
- Sprint Nextel Corp.
- Time Warner Cable Inc.
- United Technologies Corp.
- Waste Management, Inc.

In addition to the peer group, summary statistical information about general industry practices (excepting those of financial service companies) is another source of executive compensation market data for the Committee. The Company's talent strategy calls for both the development of internal leadership and the recruitment of highly experienced leaders from outside the Company. Tyco does not position executive pay to reflect a single percentile within the peer group, but broadly targets the 50th percentile for base salaries and performance-based pay at or slightly above the 50th percentile. Although these benchmarks represent useful guidelines, the Compensation Committee exercises discretion in setting individual executive compensation packages so that they appropriately reflect the value and expected contributions of each executive to the Company, as well as the executive's leadership, commitment to our values, and potential for advancement.

The Company believes that one of most important features of a compensation program that pays for performance is an appropriate weighting of pay elements that align management's interest with those of shareholders. As a result, the Compensation Committee places the greatest proportion of executive pay in long-term equity compensation for named executive officers, with the aim of tying the executive's realized pay to sustained shareholder returns. It also places a significant portion of cash compensation in the form of performance bonuses. In fiscal 2010, approximately 71% of targeted direct pay for our Chief Executive Officer, and approximately 74% for the rest of our named executive officers, was in the form of long term equity awards. Additionally, over 50% of targeted cash compensation for our Chief Executive Officer and the rest of our named executive officers was in the form of an annual performance bonus.

The chart below summarizes with respect to our named executive officers the distribution of total compensation by pay element for fiscal 2010. The information summarized shows all elements of compensation, including elements that do not comprise targeted direct pay, and consists of each named executive officer's base salary and target bonus opportunity during the fiscal year; the grant date fair value of stock options and performance share units; the value of Mr. Breen's change in pension benefits from September 2008 to September 2009, and the value of all other compensation provided to the executive at the end of the preceding fiscal year. The value of the change in Mr. Breen's pension benefit is included for completeness. It does not represent a targeted element of direct pay because the actuarial value of the benefit is based on market factors beyond the control of Mr. Breen or the Compensation Committee. In the case of all other compensation and pension benefit changes, the previous year's value is used because the final value is not determined until after the end of the fiscal year during which the compensation is paid.


Pay Mix for Named Executive Officers
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY10 Base Salary 9%
FY09 Δ Pension Value 25%
FY09 All Other Comp 6%
FY10 Target Bonus 11%
FY10 Base Salary 17%
FY09 All Other Comp 7%
FY10 Target Bonus 17%
FY10 Base Salary 17%
FY09 All Other Comp 5%
FY10 Target Bonus 17%
FY10 Share-based Compensation 61%
FY10 Base Salary 18%
FY09 All Other Comp 8%
FY10 Target Bonus 14%
Breen
Coughlin
Oliver
Gursahaney
Reinsdorf

In fiscal 2010, Mr. Coughlin received an equity grant that was two times the targeted annual amount of the grant. He did not receive an equity grant in fiscal 2011. The reason for overweighting the fiscal 2010 grant was to provide Mr. Coughlin an incentive to remain employed with the Company through October 2011, as Mr. Coughlin became retirement eligible in March 2009. As previously announced, Mr. Coughlin stepped down from the role of Chief Financial Officer effective December 1, 2010. He will advise the Company on certain projects until his retirement in 2011.

Elements of Compensation

When determining executive compensation, the Compensation Committee focuses on four primary categories of compensation, which are described in more detail below. Each year, the Compensation Committee completes a comprehensive review of these elements utilizing tally sheets prepared by company management for each named executive officer. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives, and benefit and perquisite payments, and help the Compensation Committee to better understand the effect that changing any discrete pay element will have on the total compensation provided to each executive. This data also clearly illustrates the effect that changing the core compensation elements will have on our competitive positioning. Tally sheets also reveal how well each pay element is aligned with our compensation philosophy and objectives, and show the value of all compensation elements under multiple termination scenarios.

Base Salary

Base salary recognizes the value of an individual to Tyco based on his/her role, skill, performance, contribution, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries are reviewed annually by both the Compensation Committee and the Board. During fiscal 2010 there were no salary increases for our named executive officers.

Annual Incentive Compensation

Annual incentive compensation for our named executive officers is paid in the form of an annual performance bonus under the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). Annual incentive compensation rewards the named executive officers for their execution of the operating plan and other strategic initiatives, as well as for financial performance that benefits the Company's business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning executive rewards with the Company's financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

In the first quarter of fiscal 2010, the Compensation Committee established performance measures and targets for the Company (and for each group, division and business segment), and they set a minimum performance threshold of $450 million in net income (adjusted for (i) business acquisitions and disposals, (ii) debt refinancing, (iii) legacy legal and tax matters, (iv) goodwill and intangible asset impairments, (v) tax law changes, (vi) discontinued operations and (vii) changes in accounting) that had to be met for named executive officers to receive any bonuses for the year. The impact of these adjustments was not significant to the determination of whether the minimum threshold was met. These metrics were also approved by the independent members of the Board. The Compensation Committee also approved individual maximum bonus amounts for each Senior Officer of 0.5% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million and 0.25% of adjusted net income for Messrs. Coughlin, Gursahaney and Oliver, and Ms. Reinsdorf, subject to a cap of $2.5 million. The Compensation Committee further established target and maximum values as a percentage of base salary. Target incentive opportunities ranged from 80% to 125% of base salary for fiscal 2010. Potential payouts ranged from 0% to 200% of the target incentive opportunity. The performance measures approved for the corporate and group levels of the organization were also established in the first quarter of fiscal 2010 and were used by the Compensation Committee and the Board as a guideline in exercising negative discretion to determine final bonuses for named executive officers. These measures are described in the table below.

Fiscal 2010 Annual Incentive Compensation Design Summary

Performance Measure	Weights	Performance Target	Actual Performance
Messrs. Breen and Coughlin, and Ms. Reinsdorf			
• **Earnings per Share** from continuing operations before special items ("EPS")	**45%**	**$2.53 per share**	**$2.73 per share**
• **Adjusted Free Cash Flow** ("Adjusted FCF") before special items	**45%**	**$ 1.00 billion**	**$ 1.57 billion**
• **Total Revenue** (excluding Electrical and Metal Products revenue)	**10%**	**$ 15.85 billion**	**$ 15.91 billion**
Mr. Oliver			
• **Corporate** split equally between Earnings Per Share and Adjusted FCF	**20%**	**See above**	**See above**
• **Combined Operating Income** of Safety Products, Electrical and Metal Products and the International Fire business before special items	**35%**	**$ 429 million**	**$ 465 million**
• **Combined Revenue** of Safety Products, Electrical and Metal Products and the International Fire business	**15%**	**$ 2.75 billion**	**$ 2.87 billion**
• **Safety Products Working Capital Days**	**10%**	**86.0 days**	**78.3 days**
• **Electrical and Metal Products Working Capital Days**	**10%**	**80.6 days**	**92.7 days**
• **International Fire Adjusted Free Cash Flow** before special items	**10%**	**$ 79 million**	**$ 129 million**
Mr. Gursahaney			
• **Corporate** split equally between Earnings Per Share and Adjusted FCF	**20%**	**See above**	**See above**
• **ADT Worldwide Operating Income** before special items	**35%**	**$ 1.05 billion**	**$ 1.12 billion**
• **ADT Worldwide Adjusted FCF** before special items	**30%**	**$ 0.92 billion**	**$ 1.17 billion**
• **ADT Worldwide Total Revenue**	**15%**	**$ 7.29 billion**	**$ 7.33 billion**

Description of Performance Measures: For compensation purposes, EPS from continuing operations, Adjusted FCF, and operating income are adjusted to exclude the effects of events that the Compensation Committee deems do not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, although the Compensation Committee may at its discretion make adjustments during the fiscal year. Special items include gains, losses or cash outlays that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. For fiscal 2010, the approved categories of adjustments included adjustments related to (i) business acquisitions and disposals; (ii) debt refinancing; (iii) legacy legal and tax matters, (iv) goodwill and intangible asset impairments, (v) tax law changes, (vi) certain unbudgeted capital expenditures; (vii) restructuring charges; and (viii) realignments of segment and corporate costs. At the beginning of the fiscal year, the Compensation Committee also decided that it would be appropriate to limit the effects of the volatility inherent in the Electrical and Metal Products business segment on the performance measures applicable to the corporate level. For compensation purposes, this had the effect of increasing the Company's Adjusted FCF. Adjusted FCF is calculated by first adjusting cash flow from operations by removing the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities, and voluntary pension contributions and then deducting net capital expenditures (including accounts purchased from the ADT dealer network), and then adding back the special items that increased or decreased cash flows. Working capital days are generally calculated by dividing annualized average working capital by revenue of the applicable unit.

The table below shows the maximum and target annual incentive compensation opportunities for fiscal 2010, and the actual payments earned by each of our named executive officers. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table.

Fiscal 2010 Performance Bonus Summary

Named executive officer	Maximum[1]	Target	Actual
Edward Breen	$4,062,500	$2,031,250	$4,062,500
Christopher Coughlin	$1,600,000	$ 800,000	$1,600,000
George Oliver	$1,200,000	$ 600,000	$1,200,000
Naren Gursahaney	$1,120,000	$ 560,000	$1,080,800
Judith Reinsdorf	$ 840,000	$ 420,000	$ 840,000

(1) In December 2009, the Compensation Committee established and the Board approved potential maximum annual incentive compensation payouts of 0.50% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other named executive officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target incentive opportunity.

The Board approved award payouts for each of our named executive officers in November 2010. The Board approved the payments based on the achievement of the minimum adjusted net income performance threshold of $450 million, and the achievement of the quantitative performance measures shown in the "Fiscal 2010 Annual Incentive Compensation Design Summary" table above.

Long-Term Incentive Awards

As discussed above, a key element in the compensation of our named executive officers is long-term equity incentive awards ("LTI compensation"), which tie a significant portion of compensation to Company performance. The Compensation Committee believes that LTI compensation serves the Company's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the named executive officers with the interests of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It provides long-term accountability for named executive officers, and it offers the incentive of performance-based opportunities for capital accumulation in lieu of a pension plan for most of the Company's executive management. For a description of the material terms of stock options and performance share units granted for fiscal 2010 under the 2004 SIP, see the narrative following the "Grants of Plan-Based Awards" table.

Fiscal 2010 Annual Equity Award

Since the Company separated its healthcare (Covidien) and electronics (Tyco Electronics) businesses in 2007 (the "Separation"), the Compensation Committee has implemented a multi-year plan to better align the compensation of the Company's executives with the post-Separation peer group. From fiscal 2008 to fiscal 2010, the Compensation Committee reduced LTI award levels for named executive officers by an average of approximately 25% on an annualized basis, based on grant date fair value. In fiscal 2010, our named executive officers and other key leaders received one-half of their long-term equity awards in stock options and the other half in performance share units. These awards are 100% linked to shareholder value creation. The stock options will vest ratably over a four-year period and will only return value if the Company's stock price appreciates. Performance share units will pay out at the end of their three-year performance period only if Tyco's total shareholder return is within the upper 65% of the S&P 500 Industrials Index.

Fiscal 2011 Annual Equity Award

For fiscal 2011, the Compensation Committee retained the same mix of performance share units and stock options for the Chief Executive Officer and added restricted stock units as a component of LTI compensation for our other named executive officers (other than Mr. Coughlin, who did not receive a grant for fiscal 2011). After careful consideration of industry trends and the performance of previously granted awards, the Compensation Committee added restricted stock units to help balance the volatility inherent in stock options and performance share units with the retentive value of restricted stock units for key executives. For named executive officers other than the Chief Executive Officer, performance share units and stock options each comprised 40% of the overall award and restricted stock units comprised 20%. For the Chief Executive Officer, the Compensation Committee determined that it was appropriate to maintain 100% alignment with shareholder returns through performance-based equity grants. It therefore maintained the 50-50 mix of stock options and performance share units for the fiscal 2011 grant for Mr. Breen. With respect to the 2011 performance share units, the Compensation Committee introduced an additional performance measure to the program design. In addition to the existing total shareholder return component, the 2011 plan includes a cumulative earnings per share measure over the same three-year period to which the total shareholder return measure applies. The Compensation Committee believes that this combination of relative and absolute measure best focuses management on the measures that drive shareholder value.

Executive Benefit Plans and Other Elements of Compensation

All of our named executive officers are eligible to participate in the benefit plans that are available to substantially all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plans ("RSIPs") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco do not include active defined benefit plans for our named executive officers or for other U.S. executives, except that Mr. Breen is entitled to pension benefits under his employment agreement. Besides the plans that are available to substantially all of its U.S. employees, Tyco offers additional limited perquisites and other benefits to its named executive officers and certain other senior executives. These perquisites and benefits are competitive with those provided to similarly situated executives and consistent with our overall compensation philosophy. They are designed to ensure that we can effectively retain our named executive officers and compete for new talent while containing costs and administrative burdens. These additional benefits primarily consist of:

- Tyco's Supplemental Savings and Retirement Plan (the "SSRP");
- supplemental insurance benefits (executive life, disability and long-term care);
- a cash perquisite allowance program; and
- use of the corporate aircraft.

Tyco Supplemental Savings and Retirement Plan

This is a deferred compensation plan that permits the elective deferral of base salary and performance-based bonus for all executives earning more than $110,000 per year. However, not all executives eligible to participate in the SSRP elect to do so. The SSRP provides our executives with the opportunity to:

- contribute retirement savings in addition to amounts permitted under the RSIPs;
- defer compensation on a tax-deferred basis and receive tax-deferred market-based growth; and
- receive any Company contributions that were reduced under the RSIPs due to IRS compensation limits.

Other Supplemental Insurance Benefits

These programs provide life insurance, long-term disability insurance and long-term care insurance to certain executives. Our executive life insurance program typically provides a death benefit equal to approximately two times base salary, and allows the named executive officer to elect to pay additional premiums into the plan. Our executive disability insurance program ensures salary continuation above the $15,000 monthly benefit limit provided by our broad based disability plan. The executive long-term care insurance program covers certain executives and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage.

On January 1, 2010, Tyco ceased the practice of paying tax gross-ups for its senior executives on life insurance and long-term disability insurance programs, as the Compensation Committee determined that this benefit was not in line with best practices. Senior executives can elect to continue to receive supplemental insurance benefits at their expense when they leave the Company. In limited instances, Tyco is responsible for paying the Company's cost of the supplemental insurances for Mr. Breen if he is terminated, as set forth in his employment agreement. Effective December 2010, the Company will no longer make premium payments for the supplemental life, disability and long-term care benefits described above for newly hired or promoted executives.

Cash Perquisite Allowance Plan

Our cash perquisite plan provides our named executive officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000, in lieu of more traditional perquisite benefits. Named executive officers receive their cash perquisite allowance in four quarterly installments. We do not restrict the types of expenses to which the allowance can be applied. There are no gross-ups paid with respect to this benefit. The Compensation Committee periodically reviews the perquisite allowance provided to senior executives in the context of their total remuneration package. The Compensation Committee has determined that the plan is within an appropriate range of competitive compensation practices of similar companies identified in industry survey data.

Use of Corporate Aircraft

Mr. Breen and the other senior executives may use corporate aircraft or chartered aircraft for business travel. Mr. Breen is the only executive pre-approved to use Company aircraft for non-business purposes, although other named executive officers may do so, by exception, if expressly approved by Mr. Breen. There are no gross-ups paid with respect to Mr. Breen's personal use of aircraft.

Change in Control and Severance Benefits

We believe that our employment and severance arrangements are essential in attracting and retaining the executive talent necessary to manage our diverse businesses, and are competitive with those provided to executive officers at other large companies publicly traded in the U.S. Mr. Breen's employment agreement provides for benefits if he is terminated in connection with a change in control or under other specified circumstances, and the information in the tables below reflects the terms of the agreement.

For our other named executive officers, who do not have employment agreements, the Tyco International Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") generally govern the benefits that accrue upon termination. As described below, a "double trigger" is required under the CIC Severance Plan before most benefits become available to the executives covered by that plan.

The table below summarizes the key terms and provisions of the severance plans that are currently in effect. Refer to the "Potential Payments Upon Termination and Change in Control" table for the estimated dollar value of the benefits available under the severance plans in effect as of our fiscal year-end.

Severance Arrangements Not in Connection with a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	Severance Plan. For equity awards, both the Severance Plan and individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause, other than for death or disability. • Termination by Mr. Breen for Good Reason.	Involuntary termination other than Cause, permanent disability or death.
Severance cash benefit:	Two times base salary and two times higher of target annual bonus or most recent annual bonus payment. The multiplier on the cash benefit is reduced from two times to 1.5 times at age 62 and further reduced to 1.0 times at age 63 or older.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for an additional 12 month period.
Pension benefits consisting of accrued amounts in supplemental retirement plans:	Voluntary termination by Mr. Breen without Good Reason or termination by the Company with Cause prior to age 60—vested pension benefits are subject to a reduction; otherwise, no reduction.	N/A.
Prorated bonus in year of termination:	Yes, subject to applicable performance conditions.	At the Company's discretion and per the terms of the applicable incentive plan.

Description	Chief Executive Officer	Named Executive Officers
Equity treatment:	All awards vest in full upon an involuntary termination without Cause, a termination for Good Reason or death or disability: • Options remain exercisable for the remainder of their term. • Upon death or disability, performance share units vest on a pro rata basis and options remain exercisable until the earlier of the original expiration date of the option or the third anniversary of termination. • Performance share units vest, but remain subject to performance criteria.	Substantially all of the individual award agreements are consistent with the terms and conditions of the Severance Plan, which provides that, upon an involuntary termination without Cause: • Outstanding stock options continue to vest for 12 months. • The executive has 12 months (or 36 months in the case of retirement eligible employees) to exercise vested stock options, subject to the original term. • All unvested RSUs are forfeited. • Performance share units are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares which vest remain subject to performance criteria.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

Mr. Breen's employment agreement generally defines "Cause" as:

- Indictment for a felony other than one stemming from liability that is based on acts of the Company for which Mr. Breen is responsible solely as a result of his office(s) with the Company. This exception applies provided that (i) he was not directly involved in such acts and either had no prior knowledge of such intended actions or, upon obtaining such knowledge, promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability; or (ii) after consulting with the Company's counsel, he reasonably believed that no law was being violated by such acts; or

- Termination evidenced by a resolution adopted in good faith by at least two-thirds of the members of the Board. Such resolution must conclude that Mr. Breen intentionally and continually failed substantially to perform his reasonably assigned duties with the Company (other than a failure resulting from his incapacity due to physical or mental illness or from the assignment to Mr. Breen of duties that would constitute "Good Reason"), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to Mr. Breen specifying the manner in which Mr. Breen has failed substantially to perform; or intentionally engaged in conduct which is demonstrably and materially injurious to the Company; provided, however, Mr. Breen has been given a detailed notice of the termination under this paragraph and he has been given the opportunity to be heard in person by the Board.

Mr. Breen's employment agreement generally defines "Good Reason" as any of the following events:

- Assignment to Mr. Breen of any duties inconsistent in any material respect with his position (including titles and reporting relationships), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company, which results in a significant diminution in such position, authority, duties or responsibilities;
- Any failure by the Company to comply with any of the material provisions regarding Mr. Breen's base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to Mr. Breen under the agreement;
- Mr. Breen being required to relocate to a new principal place of employment more than 60 miles from his established principal place of employment with the Company;
- The delivery by the Company of a notice of non-renewal of his employment at the end of his current employment period;
- The failure by the Company to elect or to re-elect Mr. Breen as a Director and as Chairman of the Board, or the removal of Mr. Breen from either such position; or
- Any termination by Mr. Breen during the 30-day period immediately following the first anniversary of the date of any change in control.

For the other named executive officers, the Severance Plan generally defines "Cause" as an executive's (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company; (ii) violation of any fiduciary duty owed to the Company; (iii) conviction of a felony or misdemeanor; (iv) dishonesty; (v) theft; (vi) violation of Company rules or policy; or (vii) other egregious conduct, that has or could have a serious and detrimental impact on the Company and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

Severance Arrangements in Connection with a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	CIC Severance Plan. For equity awards, individual award agreements.
Additional events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause. • Termination by Mr. Breen for Good Reason. • Termination by Mr. Breen during the 30-day period following the first anniversary of a change in control.	• Involuntary termination other than for Cause, permanent disability or death within 24 months of a change in control. • Good Reason Resignation within 24 months of a change in control.
Severance cash benefit:	Three times base salary and three times higher of target annual bonus or most recent annual bonus payment. The multiplier is reduced to 2.0 times at age 62, 1.5 times at age 63 and 1.0 times at age 64 or older.	Two times base salary and two times annual target bonus for Messrs. Gursahaney and Oliver; and 2.99 times base salary and 2.99 times annual target bonus for the other named executive officers.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for a 12-month (in the case of Messrs. Gursahaney and Oliver) or 24-month (in the case of Mr. Coughlin and Ms. Reinsdorf) period.

Description	Chief Executive Officer	Named Executive Officers
Pension benefits:	Fully vested. Immediately payable upon a change in control. No reduction for early commencement.	N/A.
Prorated bonus in year of change in control:	Yes.	Yes.
Equity treatment:	• All options and RSUs vest in full. • All performance-based shares vest at target. • Options remain exercisable for the remainder of their term.	Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control (and, with respect to awards granted in fiscal 2009 and thereafter, upon a termination event): • All options and RSUs vest in full. • All performance-based shares vest at target. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive's termination date.
Excise tax gross-up payment:	Yes.	No.
IRC Section 280G Cap on Benefits:	No.	Yes, if the cap results in greater after tax payments to executive, otherwise benefits are not capped.
Outplacement assistance:	No.	Up to 12 months.

Description	Chief Executive Officer	Named Executive Officers
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Subject to confidentiality and non-disparagement covenants.

Under Mr. Breen's employment agreement, Mr. Breen's resignation for any reason is treated as a termination for "Good Reason" if such resignation occurs within the 30-day period commencing on the first anniversary of the change in control.

For the other named executive officers, the CIC Severance Plan provides these benefits only during the 60-day period prior to and the two-year period following a Change in Control. The CIC Severance Plan generally defines "Cause" as (i) a material violation of any fiduciary duty owed to the Company; (ii) conviction of, or entry of a plea of nolo contendere with respect to, a felony or misdemeanor; (iii) dishonesty; (iv) theft; or (v) other egregious conduct, that is likely to have a materially detrimental impact on the Company and its employees. Whether an executive's termination is due to "Cause" under the CIC Severance Plan is determined by the administrator of the CIC Severance Plan.

The CIC Severance Plan generally defines "Good Reason Resignation" as any retirement or termination of employment by an executive that is not initiated by the Company and that is caused by any one or more of the following events, provided the event occurs in the period beginning 60 days before the change in control date and ending two years after that date:

- Without the executive's written consent, the Company assigns the executive any duties inconsistent in any material respect with his or her authority, duties or responsibilities, or any other action by the Company which results in a significant diminution in such authority, duties or responsibilities;
- Without the executive's written consent, the Company makes a material change in the geographic location at which the executive performs services to a location that is more than 60 miles from his or her existing principal place of employment;
- Without the executive's written consent, the Company materially reduces the executive's base compensation and benefits, taken as a whole; or
- The Company fails to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 150 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by the Company will not constitute a "Good Reason Resignation." Whether an executive's termination is as a result of a "Good Reason Resignation" is determined by the administrator of the CIC Severance Plan.

Role of Independent Compensation Consultant and Company Management

In carrying out its role in establishing executive compensation plans, the Compensation Committee receives advice from an independent compensation consultant, and considers pay strategies and recommendations prepared by the Company's management. Under its charter, the Compensation Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, Chief Executive Officer or other senior executive compensation. Since fiscal 2007, the Committee has retained Exequity LLP ("Exequity") as its independent compensation consultant to provide services exclusively to the Compensation Committee. Among the responsibilities of Exequity are the following:

- conducting an ongoing review and critique of Tyco's director compensation programs;
- providing an ongoing review and critique of Tyco's executive compensation philosophy, the strategies associated with it, and the composition of the peer group of companies;
- preparing periodic analyses of data, including data on competitive executive compensation;
- presenting updates on market trends;
- attending regular and special meetings of the Compensation Committee; and
- regularly conducting private meetings with the Compensation Committee and/or Board without management representatives.

In general, the independent compensation consultant develops pay strategies and recommendations relating to the Chief Executive Officer, which the consultant provides to the Compensation Committee. The Compensation Committee and the consultant then review and discuss all matters involving the Chief Executive Officer's compensation. After this review, the Compensation Committee prepares its own recommendation for the Board to review and discuss. The independent members of our Board have the sole authority to approve compensation decisions made with respect to the Chief Executive Officer, and the Board has established the scorecard against which the performance of the Chief Executive Officer is measured. The basis of the scorecard is the financial plan, as approved by the Board. However, the Compensation Committee reviews and approves the performance goals and objectives relevant to the Chief Executive Officer's compensation, evaluates his performance in light of those goals and objectives, and, based upon this evaluation, recommends his compensation for approval by the independent members of the Board.

With respect to the Company's other Senior Officers ("Senior Officers" are defined as the Company's "Section 16" officers who are required to report trading in Tyco securities under the Securities and Exchange Act) and employees, it is the Chief Executive Officer and the Senior Vice President, Human Resources and Internal Communications, who develop the pay strategies and recommendations, which the Compensation Committee then reviews. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For Senior Officers, decisions must be approved by the independent members of the Board, subject to the Compensation Committee's authority regarding performance measures. For employees below the level of Senior Officer, the Board has granted the Chief Executive Officer and his designees the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of the compensation of these employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools, and compensation packages for highly compensated employees who are not Senior Officers.

Risk Assessment of Compensation Programs

The Compensation Committee has assessed the company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are demonstrably within the risk management parameters it deems prudent. It has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Tyco's management assessed the company's executive and broad – based compensation and benefits programs on a global basis to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of overall program policies and practices; design of long-term incentive compensation plans; design of incentive compensation programs, including local bonus plans and sales incentive plans; and sufficiency of control features. The review focused on plans that had the potential to provide material payouts. In most cases, the significant incentive compensation policies and practices are centrally designed and administered, and are substantially similar to those overseen by the Compensation Committee. Field sales personnel are paid primarily on a sales commission basis, but all of our senior executives are paid under the programs and plans for non – sales employees. Certain internal groups have different or supplemental compensation programs tailored to their specific operations and goals, and programs may differ by country due to variations in local laws and customs. In addition, Tyco's compensation structure has embedded risk mitigation features. For example, the emphasis on long-term equity awards as a significant component of compensation mitigates the risk that managers may unduly focus on short-term results. In addition, policies such as stock ownership, share retention and pay recoupment serve as significant risk mitigators. Finally, the Compensation Committee's authority to approve performance metrics, targets, minimum thresholds and maximum award caps provide discipline and help eliminate the incentive for excessive risk-taking behavior.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended material risk to the company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage inappropriate risk-taking; are compatible with effective internal controls and the risk management policies; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for all Senior Officers. The Board believes that executives who own and hold a significant amount of Company stock are aligned with long-term shareholder interests. The guidelines apply to all of our named executive officers and certain additional senior executives. The Compensation Committee reviews compliance with our stock ownership guidelines annually.

The current stock ownership requirement for our named executive officers is five times for Messrs. Gursahaney and Oliver, six times for Mr. Coughlin and Ms. Reinsdorf and ten times for Mr. Breen. Tyco shares that count towards meeting the stock ownership requirement include restricted stock, RSUs, DSUs, performance share units, shares acquired through our 401(k) plan or the Employee Stock Purchase Program, and shares otherwise owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Compensation Committee reviews executive stock ownership regularly to ensure that our senior executives are making progress towards meeting their goals or maintaining their requisite ownership.

Tyco's current stock retention guidelines require that our named executive officers and other senior executives retain a specified percentage of net (after-tax) shares acquired from the exercise of stock options or the vesting of restricted shares. Specifically, our named executive officers must retain 75% of all net shares until they attain their target stock ownership goal. Once that goal is attained, they must retain at least 25% of subsequently acquired net shares received upon exercise or vesting for a minimum period of three years. Named executive officers who are 62 or older may dispose of 50% of their accumulated holdings. All of the named executive officers remained in compliance with the stock ownership guidelines in fiscal 2010.

Pay Recoupment Policy

Tyco's pay recoupment policy currently provides that, in addition to any other remedies available to it and subject to applicable law, if the Board or any Compensation Committee of the Board determines that any annual or other incentive payment, equity award or other compensation received by a Senior Officer resulted from any financial result or operating metric that was impacted by the Senior Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Senior Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy. The Board expects to update the pay recoupment policy when the regulations mandated by the Dodd-Frank Act are implemented by the Securities and Exchange Commission in the next year. At a minimum, the policy will comply with the Dodd-Frank Act and related regulations, but will likely retain features of the existing policy that are more expansive than the requirements of the Act.

Insider Trading Policy

The Company maintains an insider trading policy, applicable to all employees and directors. The policy provides that the Company's personnel may not buy, sell or engage in other transactions in the Company's stock while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in transactions in puts, calls, cashless collars, options or similar rights and obligations involving the Company's securities, other than the exercise of any Company-issued stock option. The policy also restricts trading for a limited group of Company employees (including named executive officers and directors) to defined window periods that follow our quarterly earnings releases.

Our insider trading policy also permits executives to enter into Rule 10b5-1 trading plans during open window periods. As previously disclosed, Mr. Breen entered into such a plan in August 2010 with respect to 1.8 million stock options that are scheduled to expire in 2012. Mr. Breen entered into the plan as part of his personal long-term financial, estate and tax planning strategy, and to provide for the orderly liquidation of his stock options prior to their expiration. Certain of our other senior executives, who also hold stock options scheduled to expire in the next several years, may also enter into similar plans.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1.0 million on the amount of compensation that can be deducted by Tyco with respect to each named executive officer (other than Mr. Coughlin, our Chief Financial Officer), unless the compensation over $1.0 million qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our named executive officers to qualify as performance-based so that compensation payments are deductible under U.S. federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Potentially non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, base salary over $1.0 million, discretionary bonus payments and grants of time-based RSUs. In addition, stock options granted to Mr. Breen when he was hired in July 2002 may not qualify as performance-based compensation under Section 162(m).

Compensation and Human Resources Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Timothy M. Donahue
Sandra S. Wijnberg
R. David Yost

Executive Compensation Tables

The following table sets forth information regarding the compensation of our named executive officers, who are Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Safety Products and Electrical & Metal Products; Naren K. Gursahaney, President, ADT Worldwide, and Judith A. Reinsdorf, Executive Vice President and General Counsel. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock/Unit Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2010	$1,625,000	$ —	$4,419,090	$4,515,932	$4,062,500	$3,842,000	$1,399,351	$19,863,873
Chairman and Chief	2009	$1,625,000	$ —	$4,317,984	$4,313,724	$1,869,000	$4,542,000	$1,127,677	$17,795,385
Executive Officer	2008	$1,625,000	$ —	$ —	$ —	$3,250,000	$1,542,000	$1,293,683	$ 7,710,683
Christopher J. Coughlin	2010	$ 800,000	$ —	$3,416,580	$4,497,948	$1,600,000	$ —	$ 307,226	$10,621,754
Executive Vice	2009	$ 800,000	$ —	$1,439,328	$1,437,908	$ 736,000	$ —	$ 309,188	$ 4,722,424
President and Chief Financial Officer	2008	$ 800,000	$ —	$ —	$ —	$1,600,000	$ —	$ 332,197	$ 2,732,197
George R. Oliver	2010	$ 599,989	$ —	$1,104,233	$ 956,008	$1,200,000	$ —	$ 175,564	$ 4,035,794
President, Safety	2009	$ 589,990	$282,000	$1,007,808	$1,006,613	$ 168,000	$ —	$ 231,832	$ 3,286,243
Products	2008	$ 593,739	$ —	$ 498,288	$ 458,112	$1,146,000	$ —	$ 213,111	$ 2,909,250
Naren K. Gursahaney	2010	$ 560,000	$ —	$1,104,233	$ 956,008	$1,080,800	$ —	$ 176,974	$ 3,878,015
President, ADT	2009	$ 560,000	$146,000	$1,007,808	$1,006,613	$ 392,000	$ —	$ 189,109	$ 3,301,530
Worldwide	2008	$ 560,000	$ —	$ 498,288	$ 458,112	$ 638,000	$ —	$ 199,627	$ 2,354,027
Judith A. Reinsdorf Executive Vice President and General Counsel	2010	$ 525,000	$ —	$ 921,578	$ 796,339	$ 840,000	$ —	$ 185,452	$ 3,268,369

(1) **Bonus**: Amounts shown in column (d) reflect special awards paid to Messrs. Oliver and Gursahaney in fiscal 2009 in recognition of their contributions toward achievement of cash conversion and free cash flow generation goals in fiscal 2009.

(2) **Stock/Unit Awards and Option Awards**: The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2010, 2009 and 2008, which consisted of stock options, restricted stock units (RSUs) and performance share units. These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual for fiscal 2010: Mr. Breen—$8,838,180; Mr. Coughlin—$6,833,160; Mr. Oliver—$2,208,465; Mr. Gursahaney—$2,208,465; Ms. Reinsdorf—$1,843,155.

Amounts in column (f) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(3) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for the applicable fiscal year. Annual incentive compensation is discussed in further detail above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings**: The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2010, 2009 and 2008, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the pension plans is set forth in further detail below following the "Pension Benefits" table.

(5) **All Other Compensation**: The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits. The components of All Other Compensation for each named executive officer are shown in the following table.

			Supplemental Executive Insurance Benefits(b)							
Named Executive	**Fiscal Year**	**Cash Perquisite[(a)]**	**Variable Universal Life**	**Supplemental Disability**	**Long-Term Care**	**Personal Use of Company Aircraft[(c)]**	**Tax Gross-Ups[(d)]**	**Retirement Plan Contributions[(e)]**	**Miscellaneous[(f)]**	**Total All Other Compensation**
Current Officers										
Edward D. Breen	2010	$70,000	$50,405	$34,683	$15,429	$213,151	$841,566	$174,117	—	$1,399,351
	2009	$70,000	$50,405	$37,689	$15,428	$238,795	$478,964	$236,396	—	$1,127,677
	2008	$70,000	$50,405	$36,021	$15,429	$246,347	$632,091	$243,083	$ 307	$1,293,683
Christopher J. Coughlin	2010	$70,000	$28,262	$17,990	$21,211	$ 39,302	$ 43,471	$ 76,800	$10,190	$ 307,226
	2009	$70,000	$28,262	$17,990	$21,210	—	$ 39,959	$116,667	$15,100	$ 309,188
	2008	$70,000	$28,262	$17,990	$21,211	—	$ 64,375	$120,250	$10,109	$ 332,197
George R. Oliver	2010	$60,000	$14,839	$14,837	$20,347	—	$ 19,392	$ 36,149	$10,000	$ 175,564
	2009	$60,000	$14,839	$14,837	$20,346	—	$ 21,011	$ 84,049	$16,750	$ 231,832
	2008	$59,375	$14,839	$17,248	$20,347	—	$ 18,617	$ 71,478	$11,207	$ 213,111
Naren K. Gursahaney	2010	$56,000	$10,109	$15,008	$19,275	—	$ 23,607	$ 43,475	$ 9,500	$ 176,974
	2009	$56,000	$10,109	$15,008	$19,274	—	$ 23,782	$ 57,567	$ 7,369	$ 189,109
	2008	$56,000	$10,109	$17,418	$19,275	—	$ 21,700	$ 72,000	$ 3,125	$ 199,627
Judith A. Reinsdorf	2010	$52,500	$ 9,681	$12,762	$29,783	—	$ 26,593	$ 44,133	$10,000	$ 185,452

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of 10% of the executive's base salary and $70,000. Payments are made quarterly and are adjusted to reflect changes in salary.

(b) Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for the executive's spouse as well. These benefits are provided to certain Senior Officers of the Company upon the approval of the Compensation Committee.

(c) For security purposes, the Chief Executive Officer is authorized to use Company-owned or -leased aircraft for personal travel. Other named executive officers are permitted to use Company-owned or -leased aircraft if expressly approved by the Board or Mr. Breen. For purposes of the Summary

Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/ parking costs and other variable costs, including incremental costs associated with executives that are not in control of the aircraft. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or -leased aircraft, and the cost of maintenance not related to trips.

(d) The amounts shown in this column as tax gross-up payments for Messrs. Coughlin, Oliver, and Gursahaney, and Ms. Reinsdorf, represent tax gross-up payments made with respect to taxable insurance benefits. Amounts for Mr. Breen include tax gross-up payments made with respect to taxable insurance benefits and the reimbursement of state taxes owed by him to New York for Tyco work performed in that State. Generally, with respect to compensation awarded to Mr. Breen prior to 2009, the Company pays the increased tax cost (including a gross-up) that Mr. Breen owes as a result of working in New York rather than in his principal work location. The amount related to state taxes for Mr. Breen for fiscal 2010 is an estimate, pending receipt of the relevant personal state tax return information for calendar year 2010. This estimate is based primarily on compensation deemed by New York State to be earned by Mr. Breen in fiscal 2010 in respect of equity granted prior to 2009. Mr. Breen has waived the New York tax gross-up with respect to compensation awarded after January 1, 2009.

(e) Retirement plan contributions include matching contributions made by the Company on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

(f) Miscellaneous compensation in fiscal 2010 includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver, and Ms. Reinsdorf and car service for Mr. Coughlin. Miscellaneous compensation in fiscal 2009 includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver and payments for fractional shares made to Mr. Gursahaney.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity based awards for each of the Company's named executive officers that were granted during fiscal 2010 under the 2004 SIP.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]						
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (Mid-Point) (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards[4] ($) (l)
Current Officers											
Edward D. Breen	12/9/2009	$1,015,625	$2,031,250	$4,062,500							
	10/1/2009								449,700	$33.75	$4,515,932
	10/1/2009				50,360	125,900	251,800				$4,419,090
Christopher J. Coughlin[1]	12/9/2009	$ 400,000	$ 800,000	$1,600,000							
	10/1/2009								317,400	$33.75	$3,187,363
	10/1/2009				35,520	88,800	177,600				$3,416,580
	10/1/2009								62,187	$46.07	$ 63,823
	10/1/2009								188,841	$48.14	$ 349,564
	10/1/2009								184,700	$29.00	$ 897,199
George R. Oliver	12/9/2009	$ 300,000	$ 600,000	$1,200,000							
	10/1/2009								95,200	$33.75	$ 956,008
	10/1/2009				10,640	26,600	53,200				$1,104,233
Naren K. Gursahaney	12/9/2009	$ 280,000	$ 560,000	$1,120,000							
	10/1/2009								95,200	$33.75	$ 956,008
	10/1/2009				10,640	26,600	53,200				$1,104,233
Judith A. Reinsdorf	12/9/2009	$ 210,000	$ 420,000	$ 840,000							
	10/1/2009								79,300	$33.75	$ 796,339
	10/1/2009				8,880	22,200	44,400				$ 921,578

(1) On October 1, 2009, in connection with the fiscal 2010 equity grant, certain option awards previously granted to Mr. Coughlin on November 22, 2005, November 21, 2006 and October 7, 2008 were modified. These prior grants, which total 435,728 stock options, were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest. The incremental fair value related to the modification of these awards, as determined under FASB ASC Topic 718, is included in column (l).

(2) Amounts reported in columns (c) through (e) represent potential annual performance bonuses that the named executive officers could have earned under the Company's annual incentive plan for fiscal 2010. The Board approved a maximum bonus payout of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(3) Amounts in (f) through (h) represent potential share payouts with respect to performance share awards that were made in connection with the fiscal year 2010 long-term compensation grant. Performance share units were granted to certain executive officers in October 2009 and vest at the end of the three-year performance period on September 30, 2012. The number of shares that will be paid out will depend on the Company's three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index.

(4) Amounts in column (l) show the grant date fair value of the option awards and performance share awards granted to named executive officers. Amounts for performance share awards represent the estimate of the aggregate compensation cost to be recognized over the three year performance period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The actual number of shares that are paid out will depend on the Company's three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index.

The Company made an annual grant of equity in fiscal 2010. The award for Senior Officers, including all of the named executive officers, consisted of stock options and performance share units. In addition, as discussed in the footnotes to the table above, certain stock options previously awarded to Mr. Coughlin were modified in connection with his fiscal 2010 annual equity grant.

When the Company grants stock options, the exercise price equals the fair market value of our common stock on the date of grant. Stock options generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date. Each option holder has 10 years to exercise his or her stock option from the date of grant, unless forfeited earlier.

Performance share units generally vest at the end of the performance period. The number of shares that are actually earned depends on whether, and at what level, the performance criteria have been met. Performance share units granted in fiscal 2010 do not accrue dividends prior to vesting and do not have any voting rights. For performance share units granted in connection with the fiscal 2010 equity award, the relevant metric is Tyco's three-year total shareholder return between September 26, 2009 and September 30, 2012. That return is to be compared with the total shareholder return of all the companies in the S&P 500 Industrials Index for the same period. The total shareholder return measure is based on the average of the closing stock price for the 20 trading days preceding, and the last 20 trading days of, the performance period, plus a total return factor to reflect the reinvestment of dividends during the three-year period. If Tyco's total shareholder return is not equal to or better than the total shareholder return for 35% of the companies constituting the S&P 500 Industrials Index, no shares will be delivered. The maximum number of shares each named executive officer can receive, which will be delivered if the Company's performance relative to the total shareholder return among the companies included in the S&P 500 Industrial Index is equal to or better than the total shareholder return for 75% of the companies constituting the S&P 500 Industrials Index, is two times the target number of shares granted. In addition, if the Company's total shareholder return is negative at the end of the performance period, the maximum payout is capped at 125% of the target number of shares.

Forfeiture provisions related to involuntary termination are described above under the heading "Change in Control and Severance Benefits." Except in the case of retirement, unvested equity is forfeited upon a voluntary termination. As described in the footnote to the table above, certain equity awards held by Mr. Coughlin have vesting and forfeiture provisions that differ from the standard terms.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of the named executive officers, all equity awards that were outstanding as of September 24, 2010. Dollar amounts are based on the NYSE closing price of $38.55 for the Company's common stock on September 24, 2010.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[(1)] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested[(2)] (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(3)] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(3)] (i)
Current Officers								
Edward D. Breen	1,675,943	—	$15.89	7/24/2012	80,309	$3,095,912	281,000	$10,832,550
	49,749	—	$52.43	3/25/2014				
	49,749	—	$57.19	3/25/2014				
	49,749	—	$63.55	3/25/2014				
	49,749	—	$58.78	3/9/2015				
	49,749	—	$65.13	3/9/2015				
	49,749	—	$71.49	3/9/2015				
	124,374	—	$46.07	11/21/2015				
	299,785	99,929	$48.14	11/20/2016				
	219,000	73,000	$53.36	7/1/2017				
	138,525	415,575	$29.00	10/6/2018				
	—	449,700	$33.75	9/30/2019				
Christopher J. Coughlin	24,874	—	$56.60	3/6/2015	36,908	$1,422,803	140,500	$ 5,416,275
	62,187	—	$56.87	3/9/2015				
	62,187	—	$46.07	11/21/2015				
	141,630	47,211	$48.14	11/20/2016				
	104,250	34,750	$53.36	7/1/2017				
	46,175	138,525	$29.00	10/6/2018				
	—	317,400	$33.75	9/30/2019				
George R. Oliver	62,947	—	$43.72	7/9/2016	19,772	$ 762,211	62,800	$ 2,420,940
	53,250	17,750	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				
	32,325	96,975	$29.00	10/6/2018				
	—	95,200	$33.75	9/30/2019				
Naren K. Gursahaney	84,978	—	$23.77	3/2/2013	30,051	$1,158,466	62,800	$ 2,420,940
	37,768	—	$44.16	3/25/2014				
	31,473	—	$56.87	3/9/2015				
	25,178	—	$46.07	11/21/2015				
	9,442	—	$48.67	1/11/2016				
	66,093	22,032	$48.14	11/20/2016				
	53,250	17,750	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				
	32,325	96,975	$29.00	10/6/2018				
	—	95,200	$33.75	9/30/2019				
Judith A. Reinsdorf	33,492	11,165	$51.14	5/9/2017	5,288	$ 203,852	49,700	$ 1,915,935
	35,250	11,750	$53.36	7/1/2017				
	24,625	73,875	$29.00	10/6/2018				
	—	79,300	$33.75	9/30/2019				

(1) Vesting dates for each outstanding option award for the named executive officers are as follows:

Vesting Date	Exercise Price	Edward D Breen	Christopher J Coughlin	George R Oliver	Naren K Gursahaney	Judith A Reinsdorf
		Number Of Shares Underlying Vesting Awards				
2010						
10/1/2010	33.75	112,425	79,350	23,800	23,800	19,825
10/7/2010	29.00	138,525	46,175	32,325	32,325	24,625
11/21/2010	48.14	99,929	47,211		22,032	
2011						
5/10/2011	51.14					11,165
7/2/2011	53.36	73,000	34,750	17,750	17,750	11,750
8/18/2011	44.49			17,500	17,500	
10/1/2011	33.75	112,425	79,350	23,800	23,800	19,825
10/7/2011	29.00	138,525	46,175	32,325	32,325	24,625
2012						
8/18/2012	44.49			17,500	17,500	
10/1/2012	33.75	112,425	79,350	23,800	23,800	19,825
10/7/2012	29.00	138,525	46,175	32,325	32,325	24,625
2013						
10/1/2013	33.75	112,425	79,350	23,800	23,800	19,825

(2) The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 24, 2010, but which remained subject to additional vesting requirements (the officer's continued employment with the Company). Scheduled vesting of all RSUs for each of the named executive officer is as follows:

Vesting Date	Edward D Breen	Christopher J Coughlin	George R Oliver	Naren K Gursahaney	Judith A Reinsdorf
	Number Of Shares Underlying Vesting Awards				
2010					
11/21/2010	46,825	21,470		10,279	
2011					
7/2/2011	33,484	15,438	7,933	7,933	5,288
2012					
8/18/2012			11,839	11,839	

(3) Amounts in columns (h) and (i) reflect the number and market value, as of September 24, 2010, of performance share units that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. If the minimum performance threshold is not met (i.e., Tyco's total shareholder return over the performance period is not equal to or better than the total shareholder return of any company within the top 65% of the companies constituting the S&P 500 Industrials Index), there will be no payout. The number of shares that will actually be earned will depend on the Company's three-year shareholder return as compared to the total shareholder return of the S & P 500 Industrials Index. Scheduled vesting of all performance share units (based on achievement of target values) for each of the named executive officers is as follows:

Vesting Date	Edward D Breen	Christopher J Coughlin	George R Oliver	Naren K Gursahaney	Judith A Reinsdorf
	Number Of Shares Underlying Vesting Awards				
2011					
9/30/2011	155,100	51,700	36,200	36,200	27,500
2012					
9/30/2012	125,900	88,800	26,600	26,600	22,200

Option Exercises and Stock Vested Table

The following table shows, for each of the named executive officers, the amounts realized from options that were exercised and restricted stock, RSUs and DSUs that vested during fiscal 2010.

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Current Officers				
Edward D. Breen[1]	152,358	$3,649,416	100,685	$3,619,811
Christopher J. Coughlin	—	$ —	36,201	$1,296,168
George R. Oliver	—	$ —	7,890	$ 273,980
Naren K. Gursahaney	—	$ —	17,870	$ 639,248
Judith A. Reinsdorf	—	$ —	5,260	$ 182,653

(1) Mr. Breen began exercising stock options scheduled to expire in 2012 in September 2010 pursuant to a Rule 10b5-1 stock trading plan. Mr. Breen entered into the plan as part of his personal long-term financial, estate and tax planning strategy, and to provide for the orderly liquidation of his stock options prior to their expiration.

Pension Benefits Table

The following table presents, for each named executive officer, the present value of the benefit he or she would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 24, 2010. Mr. Breen is the only named executive officer of the Company with a pension benefit.

Name (a)	Plan Name (b)[1]	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)[2]	Payments During Last Fiscal Year ($) (e)
Edward D. Breen	Employment Agreement	8.17	$19,780,000	$ —

(1) The terms of Mr. Breen's employment agreement provide that he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment. The supplemental benefit is in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings. This average is calculated as the highest average of the sum of his monthly base salary and actual bonus (the bonus being spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60-month period prior to his termination of employment. Final average earnings are reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates, by benefits from any other defined benefit pension plans maintained by any previous employers, and by benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Breen is vested in the benefit described above. Mr. Breen's benefit is payable as an actuarially equivalent lump sum at the later of (i) age 60 and (ii) the actual date of his termination of employment other than as a result of death or upon a change in control (subject to any applicable 6-month delay pursuant to Internal Revenue Code Section 409A).

(2) The amount in column (d) is calculated as the discounted present value of normal retirement benefits earned as of September 24, 2010, payable as a lump sum at "Normal Retirement Date" (without regard to projected service, projected salary increases, pre-retirement mortality or other decrements). The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 15 to the Company's audited consolidated financial statements for the fiscal year ended September 24, 2010, and include:

- A discount rate of 5.0%;
- Payment as a lump sum;
- A prime rate of 3.25% (used to accumulate the Company's defined contribution match balance);
- An assumed retirement age of 60.

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2010

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer at September 24, 2010.

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)[1]	Registrant Contributions in Last Fiscal Year ($) (c)[1]	Aggregate Earnings in Last Fiscal Year ($) (d)[2]	Aggregate Withdrawals/ Distributions ($) (e)[3]	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers					
Edward D. Breen	$ 0	$162,450	$145,605	$0	$1,723,838
Christopher J. Coughlin	$ 0	$ 64,550	$ 10,279	$0	$ 448,396
George Oliver	$ 0	$ 26,149	$ 15,894	$0	$ 233,403
Naren Gursahaney	$243,480	$ 35,350	$182,231	$0	$2,495,890
Judith A. Reinsdorf	$ 8,000	$ 33,300	$ 63,544	$0	$ 714,989

(1) Amounts in columns (b) and (c) include employee and Company contributions, respectively, under the Company's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts shown in column (c) are included in the Summary Compensation Table under the column heading "All Other Compensation." Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2) Amounts in column (d) include earnings or (losses) on the named executive officer's notional account in the SSRP and in the Company's Supplemental Executive Retirement Plan (the "SERP"). The SERP was frozen with respect to additional contributions on December 31, 2004. Except for the Tyco stock fund and the Fidelity Freedom Funds, investment options under the SSRP are the same as those available under the Company's tax-qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would have been payable to each of the named executive officers upon his or her termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 24, 2010. The amounts shown are based on Tyco's closing NYSE share price of $38.55 on such date.

For Mr. Breen, termination benefits are governed by his employment agreement. For each of the other named executive officers, the CIC Severance Plan governs termination benefits for change in control triggering events, and the Severance Plan governs termination benefits for all other triggering events. In all cases, a "Qualified Termination" means a termination following a change in control that would provide the executive with a "Good Reason" to terminate his employment, as defined under the CIC Severance Plan or under Mr. Breen's employment agreement. For the definition of "Good Reason" and "Cause" under the relevant documents, see the discussion under the heading "Change in Control and Severance Benefits." Under his employment agreement, Mr. Breen could terminate his employment for "Good Reason" by voluntarily resigning within the 30-day period following the first anniversary of a change in control, in which case he would be entitled to severance and the benefit and perquisite continuation described in column (c).

Mr. Breen's employment agreement with the Company was amended on December 19, 2008. Among other changes, the amended agreement reduced certain of the benefits, including cash payments, that he is entitled to upon a termination or change in control, as described above under the heading "Change in Control and Severance Benefits."

Name / Form of Compensation (a)	Change in Control		Other Termination			
	Without Qualified Termination (b)	With Qualified Termination (c)	With Cause (d)	Without Cause (e)[1]	Resignation/ Retirement (f)[2]	Death or Disability (g)
Edward D. Breen						
Severance[3]	—	$10,968,750	—	$ 7,312,500	—	—
Benefit & Perquisite Continuation[4]	—	$ 329,430	—	$ 216,807	—	—
Accelerated Vesting of Equity Awards[5]	$20,110,880	$20,110,880	—	$20,110,880	—	$14,560,837
Retirement Plan Distributions[6]	$12,713,000	$12,713,000	—	$ 3,909,000	—	—
Supplemental Life Insurance[7]	—	—	—	—	—	$ 3,245,000
Christopher J. Coughlin						
Severance[3]	—	$ 4,784,000	—	$ 3,200,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 7,225	—	$ 7,225	—	—
Accelerated Vesting of Equity Awards[5]	$ 562,599	$ 7,552,039	—	$ 821,851	—	$ 3,409,032
Supplemental Life Insurance[7]	—	—	—	—	—	$ 1,500,000
George R. Oliver						
Severance[3]	—	$ 2,400,000	—	$ 2,400,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 25,008	—	$ 25,008	—	—
Accelerated Vesting of Equity Awards[5]	$ 762,211	$ 4,566,222	—	$ 422,944	—	$ 3,350,201
Supplemental Life Insurance[7]	—	—	—	—	—	$ 1,150,000
Naren K. Gursahaney						
Severance[3]	—	$ 1,334,806	—	$ 2,240,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 27,870	—	$ 27,870	—	—
Accelerated Vesting of Equity Awards[5]	$ 1,158,466	$ 4,962,477	—	$ 422,944	—	$ 3,746,456
Supplemental Life Insurance[7]	—	—	—	—	—	$ 840,000
Judith A. Reinsdorf						
Severance[3]	—	$ 2,825,550	—	$ 1,890,000	—	—
Benefit & Perquisite Continuation[4]	—	$ 33,899	—	$ 25,008	—	—
Accelerated Vesting of Equity Awards[5]	$ 203,891	$ 3,205,972	—	$ 330,329	—	$ 2,228,884
Supplemental Life Insurance[7]	—	—	—	—	—	$ 1,000,000

(1) For Mr. Breen, severance benefits are also paid upon termination for Good Reason.

(2) For Mr. Coughlin, who is retirement eligible based upon age and service, the value of certain equity awards that would immediately become deliverable upon retirement are not included because these awards are no longer subject to a significant vesting requirement.

(3) For Mr. Breen, severance paid for a qualified termination under a Change in Control was based on three times his base salary and three times his target bonus for fiscal 2010. For termination due to other triggering events, severance was based on two times his base salary and two times his target bonus for fiscal 2010. Under his employment agreement, the multiple will reduce when Mr. Breen reaches specified ages. In addition, in the event of a change in control, Mr. Breen's employment agreement provides for a full gross-up of any federal excise tax that might be due under Section 4999 of the Internal Revenue Code. No other named executive is eligible for this benefit. For each of the other named executive officers, severance would be paid under either the CIC Severance Plan (if the triggering event were a change in control) or the Severance Plan (for other triggering events). Under the CIC Severance Plan, each of Mr. Coughlin and Ms. Reinsdorf would be entitled to a severance payment of 2.99 times base salary and 2.99 times target bonus for the fiscal year in which termination occurs, and Messrs. Gursahaney and Oliver would be entitled to 2 times his base salary and target bonus, subject to possible reduction if the excise tax under Section 4999 would apply. Under the Severance Plan, each named executive officer (except Mr. Breen) would have been entitled to salary continuation and bonus payments for the 24 months following termination of employment. In addition to the amounts included in this table, each named executive officer (including Mr. Breen) may be entitled to a prorated portion of the Annual Performance Bonus for the year in which his employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading "Non-Equity Incentive Compensation," and are discussed above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) Upon a triggering event, Mr. Breen's employment agreement provides for continued participation in health and welfare plans over the same time period for which severance is payable, subject to an 18-month limit on medical benefits. If continued participation is not practicable, and/or if Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made, with a tax gross-up on such amounts. For each of the other named executive officers, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan, which both provide for 12 months of continuing coverage, and if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months. Not included is the value of the executive disability insurance program that provides salary continuation of an additional $25,000 ($75,000 for Mr. Breen) above the $15,000 monthly benefit provided by our broad based disability plan.

(5) Amounts represent the intrinsic value of unvested Tyco equity awards and stock options that would vest upon a triggering event. Performance share units are assumed to vest at target for purposes of these calculations. For Mr. Breen, the amounts in columns (b), (c) and (e) include a tax gross-up payment to the State of New York of $55,117, and the amount in column (g) includes such a payment of $34,609. Mr. Breen agreed to waive the New York State tax gross-up payments for compensation that is awarded to him after January 1, 2009.

(6) Amounts in columns (b), (c) and (e) represent additional amounts (incremental to the amount disclosed in the Pension Benefits Table) that would be due upon a change in control or termination without cause triggering event. No incremental benefit would accrue under the circumstances described under columns (d), (f) or (g). Under Mr. Breen's employment agreement, if Mr. Breen voluntarily terminates employment without Good Reason, or his employment is terminated for Cause prior to age 60, benefits deemed earned under the Supplemental Executive Retirement Plan will be subject to a reduction of 0.25% for each month or partial month the termination date is prior to age 60. The amount shown in column (b) does not reflect any reduction in benefits related to an election to receive payments earlier than age 60.

(7) Amounts represent the Company-provided supplemental life insurance benefit for each of the named executive officers upon the death of the executive.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than 10% of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Except as noted below, based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than 10% of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 24, 2010.

On October 18, 2010, Mr. Donahue, one of the Company's Directors, filed a delinquent Form 4 reporting the purchase of 1,800 shares of Tyco's common shares on June 10, 2010 and the subsequent sale of those shares on August 25, 2010. Mr. Donahue has advised the Company that the transactions in Tyco's common shares were inadvertent and made without his knowledge and were reported promptly upon his becoming aware of the transactions. Mr. Donahue has also disgorged to the Company all profits associated with the purchase and sale.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements and Swiss statutory financial statements for the fiscal year ended September 24, 2010, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP and the Swiss statutory financial statements comply with Swiss law and Tyco's Articles of Association. In addition, the Committee has discussed with the independent auditors the auditors' independence from Tyco and its management as required under Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has also received an unqualified opinion from Deloitte AG that the Swiss statutory financial statements for the period ended September 25, 2009 comply with Swiss law and the Company's Articles of Association. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 24, 2010 filed with the Securities and Exchange Commission and that such report, together with the audited statutory financial statements of Tyco International Ltd. be included in Tyco's annual report to shareholders for the fiscal year ended September 24, 2010.

Submitted by the Audit Committee,

Brendan R. O'Neill, Chair
Michael E. Daniels
William S. Stavropoulos

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Freier Platz 10, 8200 Schaffhausen, Switzerland. The telephone number there is +41 52 633 02 44.

Shareholder Proposals for the 2012 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of Tyco's Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 22, 2011. Such proposals should be sent to Tyco's Secretary at our registered address, Freier Platz 10, 8200 Schaffhausen, Switzerland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under Swiss law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Swiss law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under Rule 14a-4 under the Exchange Act, proxies may be voted on matters properly brought before a meeting under these procedures in the discretion of the Chairman without additional proxy statement disclosure about the matter unless Tyco is notified about the matter at least 45 days before the first anniversary of the date on which this proxy statement is first mailed to shareholders and the proponents otherwise satisfy the requirements of Rule 14a-4. The deadline under Rule 14a-4 for next year's meeting is December 6, 2011.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 24, 2010, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd, Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 24, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-13836
(Commission File Number)

TYCO INTERNATIONAL LTD.
(Exact name of Registrant as specified in its charter)

Switzerland	**98-0390500**
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

Freier Platz 10, CH-8200 Schaffhausen, Switzerland
(Address of registrant's principal executive office)

41-52-633-02-44
(Registrant's telephone number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, Par Value CHF 7.16	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 26, 2010 was approximately $17,093,045,816

The number of common shares outstanding as of November 5, 2010 was 489,442,702.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2011 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See page 65 to 68 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") is a diversified, global company that provides products and services to customers in various countries throughout the world. Tyco is a leading provider of security products and services, fire protection and detection products and services, valves and controls and other industrial products. We operate and report financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers. In addition, ADT Worldwide manufactures certain products related to retailer anti-theft systems.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic security and life safety products, including fire sprinklers, breathing apparatus, intrusion, security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Net revenue by segment for 2010 is as follows ($ in billions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
ADT Worldwide	$ 7.4	44%	*ADT, Sensormatic*
Flow Control	3.4	20	*Keystone, Vanessa*
Fire Protection Services	3.3	19	*SimplexGrinnell, Wormald*
Electrical and Metal Products	1.4	8	*Allied Tube & Conduit, AFC Cable Systems*
Safety Products	1.5	9	*Scott, Protector, Ansul, Grinnell, Software House, American Dynamics, DSC and Bentel*
	$17.0	100%	

During the first quarter of 2011, the Company will realign our Safety Products segment between our ADT Worldwide and Fire Protection segments. Our existing ADT Worldwide and Fire Protection segments will create two new businesses: Tyco Security Solutions and Tyco Fire Protection.

Tyco Security Solutions will consist of our ADT Worldwide segment as well as manufacturing security products including intrusion, security, access control and video management systems previously manufactured by our Safety Products segment. Tyco Fire Protection will consist of our Fire Protection segment as well as a number of businesses in our Safety Products segment including our fire suppression and building products and life safety products businesses.

As a result of this realignment, as well as the planned sale of a 51% interest of our Electrical and Metal Products business (see Note 25 to the Consolidated Financial Statements), we will have three core businesses: Tyco Security Solutions, Tyco Fire Protection and Flow Control.

Unless otherwise indicated, references in this Annual Report to 2010, 2009 and 2008 are to Tyco's fiscal years ended September 24, 2010, September 25, 2009 and September 26, 2008, respectively.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Company organized under the laws of Switzerland. The Company was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd. Effective March 17, 2009, following shareholder and Board of Director approval on March 12, 2009, the Company ceased to exist as a Bermuda corporation and continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile").

Effective June 29, 2007, Tyco International Ltd. completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders.

During the third quarter of 2010, we announced our intention to pursue a tax-free spin-off of our Electrical and Metal Products business. On November 9, 2010, we announced an agreement to sell a 51% interest in our Electrical and Metal Products business. In connection with this announcement, we no longer plan to pursue the tax-free spin-off of our Electrical and Metal Products business as proposed on April 27, 2010. See Note 25 to the Consolidated Financial Statements.

On May 14, 2010, we acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security") in a cash-and-stock transaction valued at approximately $2.0 billion, with $585 million in cash being used to fund the acquisition. Broadview Security is being integrated into the Company's ADT Worldwide segment.

Tyco's registered and principal office is located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

Segments

Certain prior period amounts have been reclassified to conform with the current period presentation. During the third quarter of 2010, our Board of Directors approved a plan to sell our water business in Europe, which is part of our Flow Control segment. The business met the held for sale criteria and discontinued operations criteria and has been included in discontinued operations for all periods presented. See Note 2 to the Consolidated Financial Statements. Additionally, during fiscal 2010 we aligned certain business operations resulting in prior period segment amounts being recast. See Note 19 to the Consolidated Financial Statements.

ADT Worldwide

Our ADT Worldwide segment designs, sells, installs, services and monitors electronic security systems for residential, commercial, educational, governmental and industrial customers around the world. We are one of the world's largest providers of electronic security systems and services. We have a significant market presence in North and South America, Europe and the Asia-Pacific region. With 2010 net revenue of $7.4 billion, our ADT Worldwide segment comprises 44% of our consolidated net revenue. In 2009 and 2008, net revenue totaled $7.1 billion, or 42%, of our consolidated net revenue and $7.8 billion, or 39%, of our consolidated net revenue, respectively.

On May 14, 2010, we acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security") in a cash-and-stock transaction valued at approximately $2.0 billion, with $585 million in cash being used to fund the acquisition. Broadview Security is being integrated into the Company's ADT Worldwide segment. Broadview Security's core business is to provide security alarm monitoring services for residential and commercial properties in North America. It has a large residential recurring customer base, which has enhanced ADT's presence in the North American residential security business. Broadview Security is also a leader in technologies and services which are expected to enhance ADT Worldwide's service offerings to its customers. In connection with the integration of Broadview Security into the ADT Worldwide segment, the Broadview Security brand has been discontinued. We expect to realize cost savings and other synergies through operational efficiencies including consolidation of both marketing and general and administrative functions. See Note 4 to the Consolidated Financial Statements.

Services and Products

ADT Worldwide supplies and installs electronic security systems to the residential, commercial, educational, governmental and industrial markets. It also provides electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions as well as maintenance of electronic security systems. A significant portion of the components used in our electronic security systems are manufactured by our Safety Products segment.

Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems include detection devices that are usually connected to a monitoring center that receives and records alarm signals where skilled security monitoring specialists verify alarm conditions and initiate a range of response scenarios. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our other solutions include: access control systems for sensitive areas such as government facilities and banks; video surveillance systems designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems designed to monitor and protect physical assets as well as proprietary electronic data. Our offerings also include anti-theft systems utilizing acousto magnetic and radio frequency identification ("RFID") tags and labels in the retail industry. Many of the world's leading retailers use our *Sensormatic* anti-theft systems to help protect against shoplifting and employee theft.

Purchasers of our intrusion systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises may be either owned by ADT Worldwide or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In certain markets, ADT Worldwide directly provides the alarm response services with highly trained and professionally equipped employees. In some instances, alarm systems are connected directly to local fire or police departments.

Many of our residential customers may purchase security systems as a result of prompting by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Customers

ADT Worldwide sells to residential, commercial, educational, governmental and industrial customers. Our residential customers typically include owners of single-family homes or renters in multi-family apartment complexes. Our commercial customers include, among others, retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our government customers include federal, state and local governments, defense installations, schools and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to certain residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retail and banking.

Competition

The electronic security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs. For large commercial, educational, governmental and industrial customers the comprehensive national and/or global coverage offered by ADT Worldwide can also provide a competitive advantage. We also have significantly expanded our systems integration capabilities, which allow ADT Worldwide to offer comprehensive solutions to customers that fully integrate security and fire offerings into comprehensive IT networks, business operations and management tools, and process automation and control systems.

Flow Control

Our Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater market. We believe we are the world's leading manufacturer of flow control products. With 2010 net revenue of $3.4 billion, our Flow Control segment comprises 20% of our consolidated net revenue. In 2009 and 2008, net revenue totaled $3.5 billion, or 21%, of our consolidated net revenue and $3.9 billion, or 20%, of our consolidated net revenue, respectively. Flow Control is a global business with 30% of its sales in Europe, Middle East and Africa ("EMEA"), 29% from the Americas, 26% from the Pacific region and 15% from Asia. During the third quarter of 2010, our Board of Directors approved a plan to sell our water business in Europe. This business met the held for sale and discontinued operations criteria and has been included in discontinued operations for all periods presented. The sale of this business closed on September 30, 2010.

Services and Products

Flow Control designs, manufactures and services a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Flow Control offers a wide variety of pipes and valves, for water transmission applications. Flow Control is also a global provider of heat tracing services and products. In addition to these core products, Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, wastewater, pulp and paper, commercial irrigation, mining and food and beverage. Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

Flow Control products are sold under many trade names, including *Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer* and *Vanessa.* Flow Control sells its services and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

Customers

Flow Control's customers include businesses engaged in a wide range of industries, including power generation, chemical and petrochemical, pharmaceutical, oil and gas exploration, production and refining, mining, water, food and beverage, marine and shipbuilding and other process industries. Customers include end users as well as engineering, procurement and construction companies, contractors, original equipment manufacturers ("OEM") and distributors. Flow Control operates an extensive network of sales, service and distribution centers to serve a wide range of global customers.

Competition

The flow control industry is highly fragmented, consisting of many local and regional companies and a few global competitors. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery and price. Our major competitors vary by region.

Fire Protection Services

Our Fire Protection Services segment designs, sells, installs and services fire detection and fire suppression systems for commercial enterprises, governmental entities, airports, commercial shipping companies, transportation systems, healthcare owners, petrochemical facilities and homeowners. We believe we are one of the largest providers of these systems and services. With 2010 net revenue of $3.3 billion, our Fire Protection Services segment comprises 19% of our consolidated net revenue. In 2009 and 2008, net revenue totaled $3.4 billion, or 20%, of our consolidated net revenue and $3.8 billion, or 19%, of our consolidated net revenue, respectively.

Services and Products

Fire Protection Services designs, sells, installs and services fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Fire Protection Services operates under various leading trade names, including *SimplexGrinnell, Wormald, Mather & Platt, Dong Bang, Zettler* and *Tyco.* A significant portion of the components used in our fire detection and fire suppression systems are manufactured by our Safety Products segment.

Fire Protection Services offers a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors, voice evacuation systems and emergency lighting systems. Fire Protection Services also offers a wide range of fire suppression systems, the majority of which are water-based sprinkler systems. In addition, Fire Protection Services provides custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

Fire Protection Services installs fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and electrical contractors as well as mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. In September 2008, the International Residential Code Council, a non-profit association that develops model codes that are the predominant building and fire safety regulations used by states and jurisdictions in the United States, adopted a proposal advanced by firefighters and other life-safety advocates to require sprinkler systems in new one and two family dwellings effective in January 2011. This national code must be adopted by states and jurisdictions in order for it to be applied to new homes being built in that area. The timing of adoption will vary by state / district. Fire Protection Services also continues to focus on system maintenance and inspection, which have become increasingly significant parts of its business.

Customers

Fire Protection Services' customers include commercial enterprises, governmental entities, airports, commercial shipping companies, transportation systems, healthcare facility owners, petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force.

Competition

Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of service, quality and price.

Electrical and Metal Products

During the third quarter of 2010, we announced our intention to pursue a tax-free spin-off of our Electrical and Metal Products business. On November 9, 2010, we announced an agreement to sell a 51% interest in our Electrical and Metal Products business. In connection with this announcement, we no longer plan to pursue the tax-free spin-off of our Electrical and Metal Products business as proposed on April 27, 2010. See Note 25 to the Consolidated Financial Statements.

Our Electrical and Metal Products segment designs, manufactures and sells galvanized steel tubing and pipe products, pre-wired armored electrical cables, electrical support systems and metal framing systems for trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. In North America, our Allied Tube & Conduit business is a leading manufacturer of electrical steel conduit and our AFC Cable Systems business is a leading manufacturer of steel and aluminum pre-wired electrical cable. Electrical and Metal Products also manufactures and sells cable tray systems, steel tubes, tiles, plates and other specialty formed steel products in South America, Asia Pacific and EMEA. With 2010 net revenue of $1.4 billion, our Electrical and Metal Products segment comprises 8% of our consolidated net revenue. In 2009 and 2008, net revenue totaled $1.4 billion, or 8%, of our consolidated net revenue and $2.3 billion, or 12%, of our consolidated net revenue, respectively.

The market prices of key raw materials such as steel and copper have a significant impact on the segment's operating results. In particular, the difference between amounts paid for these raw materials and the selling price charged to customers for the range of value-add products manufactured from these raw materials significantly impacts operating results. As a result, this segment maintains diligent focus on raw material purchases, manufacturing processes, pricing and sales strategies.

Services and Products

Electrical and Metal Products designs and manufactures galvanized steel tubing and pipe products that include electrical conduit, fire sprinkler pipe, light gauge steel tube and fence pipe. These steel tube and pipe products are sold under the brand names *Allied Tube & Conduit* and *Tectron Tube*. In addition, we manufacture various electrical support system products including strut channel, metal framing, cable tray systems and associated fittings, sold under brand names *Unistrut*, *PowerStrut*, *TJ Cope* and *Acroba*.

Electrical and Metal Products also designs and manufactures pre-wired armored and metal-clad electrical cable, flexible and non-metallic conduit, PVC and HDPE cable protection products, as well as other fire stop products. These offerings are sold under the brand names *AFC Cable Systems, Eastern Wire and Conduit* and *Kaf-Tech.*

Customers

The majority of the products manufactured by Electrical and Metal Products are used by trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. Nearly 95% of these products are sold through wholesale distribution to trade contractors; the remaining 5% are sold to smaller contractors and homeowners through big-box home improvement retailers. Distribution-based sales account for 75% of the total revenue for the Electrical and Metal Products segment.

The other major customer segment, representing approximately 25% of revenue, is the OEM market. The steel tubes supplied by Electrical and Metal Products are ultimately used as a component for OEM products in commercial or industrial end markets. Steel tubular products are sold direct to OEMs or through metals distributors.

Competition

The market for electrical conduit and wiring and supports, fire protection and security products and steel tubing includes a broad range of competitors. Principal competitors range from national manufacturers to smaller regional players. Customers purchase from Electrical and Metal Products because of the product availability, breadth of product line and the premium quality of products.

Safety Products

Our Safety Products segment designs, manufactures and sells fire suppression, electronic security and life safety products, including fire suppression products, breathing apparatus, intrusion, security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services. With 2010 net revenue of $1.5 billion, our Safety Products segment comprises 9% of our consolidated net revenue. In 2009 and 2008, net revenue totaled $1.5 billion, or 9%, of our consolidated net revenue and $1.9 billion, or 10%, of our consolidated net revenue, respectively.

Services and Products

Safety Products manufactures fire suppression products, including water sprinkler systems, portable fire extinguishers, commercial suppression systems for special hazards including gas, powder and foam agents, hose products and fire-fighting foam and related delivery devices. Safety Products also manufactures life safety products, including self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Safety Products' breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on the *Scott Air-Pak* brand of self-contained breathing apparatus.

Safety Products designs and manufactures electronic security products, including integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Its global access control solutions include: integrated security management systems for enterprise applications, access control solutions applications, alarm management panels, door controllers, readers, keypads and cards. Its global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Its intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

Safety Products also manufactures a number of products for ADT Worldwide and Fire Protection Services for incorporation into their electronic security systems and fire detection and fire suppression systems. These products include a wide range of our fire detection and fire suppression products, security, video and access control products, electronic article surveillance and intrusion products.

Our Safety Products businesses utilize a worldwide network of sales offices and operate globally under various trade names, including *Scott, Protector, Ansul, Grinnell, Tyco, Software House, American Dynamics, DSC* and *Bentel.*

Customers

In addition to selling to our ADT Worldwide and Fire Protection Services segments, Safety Products sells its products primarily through indirect distribution channels around the world. These business partners sell to customers including contractors that install fire suppression, security and theft protection systems. Some of our partners are integrators and install the products themselves; others act as dealers and sell to smaller fire and security contractors. Our customers for our breathing apparatus include fire departments, municipal and state governments and military forces as well as major companies in the Industrial sector. Customers for our fire sprinkler products include distributors, commercial builders and contractors. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics.

Competition

Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including trademarks, patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and misappropriation of our proprietary rights, and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire protection products and systems, including fire detection and fire suppression with chemical, gas, foam and water agents, piping, couplings, fittings for fluid systems; personal protective products and systems for fire and other hazards; integrated systems for surveillance and control of public transportation and other public works; structural and electrical tubing and conduit; building structural members, panels and related fixtures; fire-rated and armored electrical cabling; heat tracing and floor heating systems; security wire and fencing; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents to be valuable assets, we do not believe that our overall competitive position is dependent on patent protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment. Our research and development expense was $131 million in 2010, $116 million in 2009 and $125 million in 2008.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including gasoline. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials that have had a material adverse effect on our businesses. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions. Significant changes in certain raw material costs have had, and may in the future have, an adverse impact on costs and operating margins. In particular, the Electrical and Metal Products segment is significantly affected by volatility in the price of steel and copper, with operating margins generally contracting in a declining price environment and expanding when prices of these commodities are rising.

Governmental Regulation and Supervision

Our operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as: consumer protection, government contracts, international trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our ADT Worldwide business currently relies extensively upon the use of wireline and wireless telephone service to communicate signals, and wireline and wireless telephone companies in the United States are regulated by the federal and state governments. Another example is our Flow Control business, which is subject to strict regulations governing the import and export of goods and technologies across international borders, particularly with respect to "dual use" products, which are products that may have both civil and military applications or may otherwise be involved in weapons proliferation. In addition, government regulation of fire safety codes can impact our Fire Protection Services business. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both positively and negatively. For a more detailed description of the various laws and regulations that affect our business, see Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters and Item 3. Legal Proceedings.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances or pursuant to indemnifications provided by us in connection with asset disposals. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $27 million to $85 million. As of September 24, 2010, we concluded that the best estimate within this range is approximately $34 million, of which $18 million is included in accrued and other current liabilities and $16 million is included in other liabilities in the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 24, 2010, we employed approximately 108,000 people worldwide, of which approximately 41,000 are employed in the United States and 67,000 are outside the United States. Approximately 29,000 employees are covered by collective bargaining agreements or works councils and we believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the exchange act as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. As a Swiss company, we prepare Swiss statutory financial statements, including Swiss consolidated financial statements, on an annual basis. A copy of the Swiss statutory financial statements is distributed along with our annual report to shareholders, and all of the aforementioned reports will be made available to our shareholders upon their request. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Citizenship—Governance." The annual report to shareholders, charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and international operations.

Risks Relating to Our Businesses

General economic and cyclical industry conditions may adversely affect our financial condition, results of operations or cash flows.

Our operating results have been and may in the future be adversely affected by general economic conditions and the cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending, and the performance of the housing market, each of which historically has displayed significant cyclicality. Recent economic weakness has adversely affected our businesses. For example, weakness in the North American and European non-residential construction markets have adversely impacted the system installation and service portion of our ADT Worldwide business, and weak global economic conditions have also adversely impacted our Flow Control business. Continued weakness in the U.S. or global economies, or in the industries in which we operate, could have a material negative impact on our financial condition, results of operations or cash flows.

We face intense competition in each of our businesses, and competitive challenges from lower cost manufacturers. If we cannot successfully compete in an increasingly global market-place, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive manufacturers and service providers, both domestically and on a global basis. Our manufacturing businesses face competition from lower cost manufacturers in Asia and elsewhere and our service businesses face competition from alternative service providers around the world. Key components of our competitive position are our ability to adapt to changing competitive environments and to manage expenses successfully. This requires continuous management focus on reducing costs, maintaining our competitive position and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our operating results may be adversely affected.

Our future growth is largely dependent upon our ability to successfully compete with new and existing competitors by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies, evolving industry standards and potential new entrants in our markets. For example, a number of cable and other telecommunications companies have introduced interactive security services that are competitive with the products and services offered through our ADT Worldwide business. Although these competitive products and services are currently in the initial stages of development and test marketing, if they were to be aggressively marketed and gained market acceptance, our ability to grow our ADT Worldwide business could be materially adversely affected. Accordingly, our future success depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate our products and services from those of our competitors; and develop or acquire, manufacture and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance or their obsolescence could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

Although attrition rates for customers in our ADT Worldwide business decreased over the prior year to an average of 12.8% for 2010, as compared to 13.3% for 2009, and 12.9% in 2008, attrition rates may increase in the future due to reasons such as customer dissatisfaction or competitive offerings. In periods of increasing attrition rates, ADT's recurring revenue and results of operations may be adversely affected. The risk is more pronounced in times of economic uncertainty. Tyco amortizes the costs of ADT's contracts and related customer relationships purchased through the ADT dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If attrition rates were to rise significantly,

Tyco may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

We generated 51% of our net revenue outside of the United States in 2010. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations and the application of certain labor regulations outside of the United States;
- compliance with a wide variety of non-U.S. laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a wide variety of jurisdictions;
- changes in enacted tax laws;
- limitations on repatriation of earnings; and
- fluctuations in revenues, operating margins and other financial measures due to changes in foreign currency exchange rates.

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, result of operations or cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2010 was 51% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our total net revenue. Therefore, if the U.S. dollar has strengthened in relation to the principle foreign currencies where we derive revenue as compared to a prior period, our U.S. dollar reported revenue and income will decrease, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our results of operations. Our financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars, our functional currency (using year-end exchange rates for balance sheet data and average exchange rates for statement of operations data).

In addition, we are a large buyer of metals and other commodities, including fossil fuels for our manufacturing operations and our vehicle fleet, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our financial condition, results of operations or cash flows. Further, in a declining price environment, our operating margins may contract because we account for inventory using the first-in, first-out method. This is most pronounced in our Electrical and Metal Products segment, which we have agreed to sell a 51% interest, where fluctuations in the price of copper and steel can negatively affect both revenue and operating margins.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we enter into hedge contracts to insulate our results of operations from these fluctuations. These hedges are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continue to evaluate the performance of all of our businesses and may sell businesses or product lines. For example, we recently announced that we have agreed to sell a 51% interest in our Electrical and Metal Products business segment to an affiliate of Clayton, Dubilier and Rice, LLC for approximately $720 million. The sale is expected to close in the first half of 2011. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our financial condition and operating results. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of us; and
- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations or cash flows may suffer.

We purchase materials, components and equipment from unrelated parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.

Failure to retain or attract qualified personnel could adversely affect our business.

The Company's culture and guiding principles focus on continuously training, motivating and developing employees, and in particular it strives to attract, motivate and retain qualified managers to handle the day-to-day operations of a highly diversified organization. If we fail to retain and attract qualified personnel, the Company's operations could be adversely affected. In addition, excessive turnover in personnel could cause manufacturing inefficiencies in certain of our businesses. The demand for experienced management in certain geographic areas also makes it difficult to retain qualified employees. High turnover could result in additional training and inefficiencies that could adversely impact the Company's operating results.

We have recognized substantial impairment charges in the past and may be required to recognize additional impairment charges in the future.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. During the second fiscal quarter of 2009, we recognized aggregate goodwill and intangible asset impairments of $2.7 billion, resulting primarily from a slowdown in the commercial markets including the retailer end market in certain of our businesses; a decline in sales volume at our Electrical and Metal Products segment; and downward revisions to forecasted results, restructuring actions and weaker industry outlooks. As a result, the Company recognized an aggregate goodwill impairment of $2.6 billion ($2.6 billion after-tax) at six of our reporting units and intangible asset impairments of $64 million ($40 million after-tax). The Company believes that our goodwill balance as of September 24, 2010 is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

Risks Related to Legal, Regulatory and Compliance Matters

We are subject to a variety of claims and litigation that could cause a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to a significant number of claims and are named as a defendant in numerous lawsuits, including claims for damages arising out of the use or installation of our products or services, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, litigation related to environmental matters, product liability litigation (including asbestos-related claims), and litigation related to employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition, results of operations or cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Legislative action by the U.S. Congress could materially, adversely affect us.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely, which would adversely affect our effective corporate tax rate. We cannot predict the outcome of any specific legislative proposals. However, if proposals were enacted that had the effect of disregarding our incorporation in Switzerland or limiting our ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, we could be subjected to increased taxation. Also, various U.S. federal and state legislative proposals have been introduced in recent years that deny, or would deny, government contracts to U.S. companies that move their locations abroad. We cannot assure you that such legislation, if enacted, would not apply to us.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the U.S. but are domiciled abroad. We cannot assure you that we will not be subject to such criticism as a result of our domicile in Switzerland.

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations or cash flows.

We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate and by extra-territorial laws. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry and the construction industry. Our ADT Worldwide segment relies heavily upon both wireline and wireless telephone service to communicate signals, and these technologies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in FCPA enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC"), increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental and commercial corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Furthermore, we are subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by our subsidiaries and agents in recent years in violation of the FCPA. We have continued to report to the DOJ and the SEC the remedial measures that we have taken in response to the allegations and our own internal investigations. In 2005, we informed the DOJ and the SEC that we had retained outside counsel to perform a Company-wide baseline review of our policies, controls and practices with respect to the FCPA. The baseline review, which has been completed, has revealed that some business practices may not comply with Tyco and FCPA requirements. In February 2010, we initiated discussions with the DOJ and SEC aimed at resolving these matters. Active discussions are ongoing; however, the timing for ultimately reaching resolution as well as the outcome of this matter remains uncertain. In connection with the resolution of these matters, it is possible that we will be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other civil or criminal penalties or adverse impacts, including being subject to lawsuits brought by private litigants or a general loss of investor confidence, any one of which could adversely affect our financial position, results of operations, cash flows, business prospects or the market value of our stock.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products we manufacture are "dual use" products, which are products that may have both civil and military applications, and are often subject to more stringent export controls. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and international trade laws. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the Separation, primarily those relating to pre-Separation income tax liabilities.

Under the Separation and Distribution Agreement, the Tax Sharing Agreement and other agreements entered in connection with the Separation, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco Electronics have agreed to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are generally shared equally among the parties. These contingent and other corporate liabilities primarily relate to pre-Separation income tax liabilities. Liabilities that are specifically related to one of the three separated companies are not allocated.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

We are subject to product liability claims relating to products we manufacture or install, including claims arising from exposure to asbestos. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In addition, if any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. We have been named in a significant number of lawsuits alleging damages based on claims that individuals were exposed to asbestos through the past distribution of asbestos-containing industrial products. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations or failure of our fire protection systems to operate as expected. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements and other contracts contain provisions limiting our liability in such circumstances. We cannot assure you, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- solvent, metal and other hazardous substance contamination cleanup; and
- oil spill equipment upgrades and replacement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs of approximately $27 million to $85 million as of September 24, 2010. As of September 24, 2010, we concluded that the best estimate within this range is approximately $34 million, of which $18 million is included in accrued and other current liabilities and $16 million is included in other liabilities in the Consolidated Balance Sheets as of September 24, 2010. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations or cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

Risks Related to Our Liquidity

Disruptions in the financial markets could have adverse effects on us, our customers and our suppliers, as access to liquidity may be negatively impacted by disruptions in the credit markets, leading to increased funding costs or unavailability of credit.

In the normal course of our business, we may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries. Although we believe we have sufficient liquidity to meet our foreseeable needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slow down in general economic activity that may continue to adversely affect our businesses. These disruptions may have other unknown adverse affects. Based on these conditions, our profitability and our ability to execute our business strategy may be adversely affected.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our revolving lines of credit will be adequate to fund our operations and service our debt for the foreseeable future. However, material adverse legal judgments, fines, penalties or settlements arising from litigation and similar contingencies could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including dividend payments;
- increase our vulnerability to adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Risks Relating to Tax Matters

We share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities that result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. Costs and expenses associated with the management of these shared tax liabilities will generally be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula. In connection with the execution of the Tax Sharing Agreement, we established receivables from Covidien and Tyco Electronics representing the amount we expected to receive for pre-Separation uncertain tax positions. We also established liabilities representing the fair market value of our share of their estimated obligations under the Tax Sharing Agreement. As of September 24, 2010, we had recorded $89 million in other assets and $25 million in prepaid expenses and other current assets representing the receivables from Covidien and Tyco Electronics. We had also recorded $398 million in other liabilities and $156 million in accrued and other current liabilities representing our estimated obligations to Covidien and Tyco Electronics under the Tax Sharing Agreement.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and Tyco Electronics' tax liabilities.

Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments, in particular, with respect to tax years preceding the Separation. We are reviewing and contesting certain of the proposed tax adjustments. Although we expect to resolve a substantial number of the proposed tax adjustments with the IRS, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that we will be able to resolve these open items, which primarily involve the treatment of certain intercompany transactions during the period, through the IRS appeals process. As a result, we may be required to litigate these matters. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances. We have assessed our obligations under the Tax Sharing Agreement and determined that the recorded liability is sufficient to cover the indemnifications made by us under such agreement. However, such amount could differ materially from amounts that are actually determined to be due, and any such difference could materially adversely affect our financial position, results of operations or cash flows.

If the distribution of Covidien and Tyco Electronics common shares to our shareholders or certain internal transactions undertaken in connection with the Separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

We have received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares to our shareholders substantially to the effect that the distribution of such shares, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"). The private letter rulings also provided that certain internal transactions undertaken in anticipation of the Separation would qualify for favorable treatment under the Code. The private letter rulings relied on certain facts and assumptions, and certain representations and undertakings, from Tyco, Covidien and Tyco Electronics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize a gain in an amount equal to the excess of the fair market value of the Covidien and Tyco Electronics common shares distributed to our shareholders on June 29, 2007 over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in connection with the Separation should be treated as taxable transactions.

Risks Relating to Our Jurisdiction of Incorporation in Switzerland

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of Tyco's securities.

Because of differences between Swiss law and U.S state and federal laws and differences between the governing documents of Swiss companies incorporated in the U.S., it may not be possible to enforce court judgments obtained in the United States against Tyco International based on the civil liability provisions of the federal or state securities laws of the United States in Switzerland. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

- effect service within the United States upon Tyco or its directors and officers located outside the United States;
- enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and
- enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the foreign court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
- the judgment of such foreign court has become final and non-appealable;
- the judgment does not contravene Swiss public policy;

- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
- no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

As a result of our change of domicile from Bermuda to Switzerland and the increase in the par value of our shares, we may have less flexibility with respect to certain aspects of capital management.

In connection with our change of domicile from Bermuda to Switzerland, we significantly increased the par value of our shares. Currently the par value of our shares is CHF 7.16 (or approximately $7.41 based on the exchange rate in effect on November 8, 2010). Under Swiss law, we generally may not issue registered shares for an amount below par value. As of November 8, 2010 the closing price of our ordinary shares on the NYSE was $39.11. In the event there is a need to raise common equity capital at a time when the trading price of our registered shares is below our par value, we would need to obtain approval of our shareholders to decrease the par value of our registered shares. We cannot assure you that we would be able to obtain such shareholder approval in a timely manner. Obtaining shareholder approval would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders which would delay any capital raising plans. If we were to receive shareholder approval to reduce the par value of our registered shares, the reduction would decrease our ability to pay dividends as a repayment of share capital, which may subject you to Swiss withholding tax.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 35 million square feet of floor space, of which approximately 15 million square feet are owned and approximately 20 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

ADT Worldwide operates through a network of offices and service facilities located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. The group occupies approximately 7 million square feet, of which 1 million square feet are owned and 6 million square feet are leased.

Flow Control has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 11 million square feet, of which 6 million square feet are owned and 5 million square feet are leased.

Fire Protection Services operates through a network of offices located in North America, Central America, South America, Europe and the Asia-Pacific region. The group occupies approximately 5 million square feet, all of which are leased.

Electrical and Metal Products has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 5 million square feet are owned and 1 million square feet are leased.

Safety Products operates through a network of offices located in North America, South America, Europe and the Asia-Pacific region. Our Safety Products manufacturing facilities, warehouses and distribution centers are located in North America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 3 million square feet are owned and 3 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 14 to Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

As previously disclosed, the Company and certain of its officers and directors were subject to a number of lawsuits alleging violations of federal and state securities laws and related claims. Since June 2007, the Company has resolved substantially all of these claims, although a number of matters have not reached final resolution. The most significant of these is the previously disclosed settlement for $79 million of the *Stumpf v. Tyco International Ltd.* matter, a class action lawsuit arising from Tyco's July 2000 initial public offering of common stock of TyCom Ltd. The settlement received final court approval on August 25, 2010 from the United States District Court for the District of New Jersey, although certain contingencies for the matter will remain outstanding until the end of calendar year 2010. The settlement is subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and Tyco Electronics. The Company believes its remaining reserve related to legacy securities matters is sufficient to satisfy the final resolution of this matter.

Tyco is also a party to several lawsuits involving disputes with former management, among which are affirmative cases brought by Tyco against Mr. Dennis L. Kozlowski, Tyco's former chief executive officer, Mr. Mark Swartz, its former chief financial officer, and Mr. Frank Walsh Jr., a former director. In connection with these affirmative actions, Messrs. Kozlowski and Swartz are seeking an aggregate of approximately $128 million allegedly due in connection with their compensation and retention arrangements and under ERISA, and Mr. Walsh has made claims alleging that Tyco is required to indemnify him for his defense costs and settlement amounts paid by him in connection with securities lawsuits and arising from his role as a Tyco director. Tyco intends to vigorously defend each of these actions. In October 2010, the U.S. District Court for the Southern District of New York denied Tyco's affirmative claims against Mr. Walsh. Tyco intends to appeal this decision. Mr. Walsh's claims for indemnification against Tyco remain outstanding.

Tyco has reserved its best estimate of probable loss for these matters, and although their ultimate resolution could differ materially from these estimates, it does not believe any such resolution would have a material adverse effect on its financial position, results of operations or cash flows.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 24, 2010, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $27 million to $85 million. As of September 24, 2010, Tyco concluded that the best estimate within this range is approximately $34 million, of which $18 million is included in accrued and other current liabilities and $16 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. Of the lawsuits that have proceeded to trial since 2005, the Company has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. The Company recently settled the matter while its appeal was pending for significantly less than the amount awarded by the jury. As of September 24, 2010, there were approximately 3,500 lawsuits pending against the Company and its subsidiaries. Each lawsuit typically includes several claims, and the Company has determined that there were approximately 4,700 claims outstanding as of September 24, 2010, which amount reflects the Company's current estimate of the number of active claims made against it or its affiliates, and includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions.

For a detailed discussion of asbestos-related matters, see Note 14 of the Consolidated Financial Statements.

Income Tax Matters

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular, with respect to tax years preceding the Separation. We are reviewing and contesting certain of the proposed tax adjustments. Although we expect to resolve a substantial number of the proposed tax adjustments with the IRS, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that we will be able to resolve these open items, which primarily involve the treatment of certain intercompany transactions during the period, through the IRS appeals process. As a result, we may be required to litigate these matters. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances. We have assessed our obligations under the Tax Sharing Agreement and determined that the recorded liability is sufficient to cover the indemnifications made by us under such agreement. However, such amount could differ materially from amounts that are actually determined to be due, and any such difference could materially adversely affect our financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

For a detailed discussion of income tax matters and audits, see Note 6 of the Consolidated Financial Statements.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and the Company has reported to German authorities potentially improper conduct involving agents retained by the Company's EMEA water business. The Company has since resolved this matter with German authorities while the Italian matter remains outstanding. The Company reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. In 2005, the Company informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. The baseline review, which has been completed, has revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters. Active discussions remain ongoing, and the Company cannot predict the timing of their resolution or their outcome and cannot estimate the range of potential loss or the form of penalty that may result from an adverse resolution. It is possible that the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien and Tyco Electronics, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and Tyco Electronics.

As previously disclosed, in early 2007 certain former subsidiaries in the Company's Flow Control business were charged by the German Federal Cartel Office ("FCO") with engaging in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German anti-trust law. The Company is cooperating with the FCO in its ongoing investigation of this violation. The Company cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $14.3 million of which has been cumulatively paid through September 24, 2010. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, which is a business that was formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the "Coal Act"), The Brink's Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Associate ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink's Company, Broadview Security entered into an agreement in which The Brink's Company agreed to indemnify Broadview Security for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives the Company's acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brinks Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and its belief that The Brink's Company and the VEBA will be able to satisfy all future obligations under the Coal Act.

Other Matters

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company's former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in ADT's favor dismissing a number of the plaintiffs' key claims. The plaintiffs have appealed this verdict. While it is not possible at this time to predict the final outcome of these lawsuits, the Company does not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares as of November 5, 2010 was 26,561.

Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends declared on Tyco common shares, for the quarterly periods presented below. Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the change of domicile, the par value of Tyco's common shares increased from $0.80 per share to 8.53 Swiss francs (CHF) per share (or $7.21 based on the exchange rate in effect on March 17, 2009). The Change of Domicile was approved at a special general meeting of shareholders held on March 12, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total shareholders' equity:

(1) approximately 21 million shares held directly or indirectly in treasury were cancelled;

(2) the par value of common shares was increased from $0.80 to CHF 8.53 through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the Change of Domicile, which reduced share premium and increased common shares; and

(3) the remaining amount of share premium was eliminated with a corresponding increase to contributed surplus.

	Year Ended September 24, 2010			Year Ended September 25, 2009		
	Market Price Range		Dividends Declared Per Common Share[1]	Market Price Range		Dividends Declared Per Common Share[1]
Quarter	High	Low		High	Low	
First	$37.08	$33.32	$0.22	$35.02	$15.65	$0.20
Second	38.19	33.95	0.19	24.57	17.43	0.21
Third	40.54	35.00	0.21	28.86	18.88	0.21
Fourth	39.79	34.43	0.24	34.87	25.55	0.23
			$0.86			$0.85

(1) The dividends declared in 2010 and the second through fourth quarters of 2009 are the U.S. dollar equivalent of Swiss francs converted at the U.S. dollar/Swiss franc exchange rate shortly before the payment dates. As a Swiss company, dividends paid by Tyco are subject to shareholder approval. Shareholders approved annual dividends of CHF 0.93 and CHF 0.90 at the shareholder meetings held on March 12, 2009 and March 11, 2010, respectively. At the time of approval, the equivalent U.S. dollar amount of these dividends were $0.80 and $0.84, respectively.

Dividend Policy

Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from our registered share capital. As a result, we have paid dividends in the form of a reduction of registered share capital, denominated in Swiss francs since March 2009. Notwithstanding the Swiss denomination of annual dividends we have made payments of dividends in U.S. dollars based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid increase or decrease the U.S. dollar amount required to be paid. We have managed the variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. Our last dividend expected to be paid out of registered share capital is scheduled to be paid in February 2011. After this payment, we expect to make dividend payments in the form of a reduction in contributed surplus, which are also expected to be made free of Swiss withholding taxes, but can be denominated and paid in U.S. dollars, removing the exposure to currency fluctuations for recipients of the dividend. We expect to obtain shareholder approval of the annual dividend amount out of contributed surplus each year at our annual general meeting, and we expect to distribute the approved dividend amount in four quarterly installments, the timing of which will be determined by our Board of Directors. The timing, declaration and payment of future dividends to holders of our common shares will depend upon many factors, including our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other relevant factors. Future dividends will be proposed by our Board of Directors and, as stated above, require shareholder approval.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares against the cumulative return on the S&P 500 Index and the S&P 500 Industrials Index, assuming investment of $100 on September 30, 2005, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 29, 2006, September 28, 2007, September 26, 2008, September 25, 2009 and September 24, 2010.


$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Tyco International Ltd.
S&P 500 Index
S&P 500 Industrials Index

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	Annual Return Percentage Years Ended 9/06	9/07	9/08	9/09	9/10
Tyco International Ltd.	1.59	2.61	(17.97)	(3.58)	16.16
S&P 500 Index	10.79	16.44	(18.85)	(11.56)	12.23
S&P 500 Industrials Index	8.34	20.96	(15.16)	(8.00)	13.83

	9/05	9/06	9/07	9/08	9/09	9/10
Tyco International Ltd.	$100	$101.59	$104.25	$ 85.51	$ 82.45	$ 95.77
S&P 500 Index	100	110.79	129.00	104.68	92.58	103.90
S&P 500 Industrials Index	100	108.34	131.05	111.19	102.29	116.43

Equity Compensation Plan Information

The following table provides information as of September 24, 2010 with respect to Tyco's common shares issuable under its equity compensation plans:

	Equity Compensation Plan		
Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2004 Stock and Incentive Plan[1]	25,330,612	$42.10	22,001,897
LTIP Plan[2]	3,732,606	32.70	—
ESPP[3]	—	—	2,919,845
	29,063,218		24,921,742
Equity compensation plans not approved by security holders:			
LTIP II Plan[4]	3,330,741	$54.73	—
SAYE[5]	243,904	36.16	—
Broadview Security Plans[6]	479,011	26.28	263,540
	4,053,656		263,540
Total	33,116,874		25,185,282

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan ("Plan") provides for the award of stock options, restricted shares and other equity and equity-based awards to Board members, officers and non-officer employees. Amount shown under number of securities to be issued upon exercise of outstanding options includes 205,044 deferred stock unit ("DSU") grants and dividend equivalents earned on each DSU account, 19,725,390 shares to be issued upon exercise of options, 3,671,026 restricted stock units and 1,729,152 performance share units representing target payout. There are currently no restricted share awards outstanding under this plan. Amount shown under shares available reflects the aggregate shares available under Tyco International Ltd. Long Term Incentive Plan ("LTIP"), LTIP II and the 2004 Stock and Incentive Plan. Shares available under LTIP and LTIP II in March 2004 were rolled into the 2004 Stock and Incentive Plan as of the inception of the Plan.

(2) The LTIP allows for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amount shown under number of securities to be issued upon exercise of outstanding options includes 2,864,247 shares to be issued upon exercise of options, including 20,137 assumed in connection with acquisitions with a weighted-average exercise price of $61.09 and 868,359 DSU grants and dividend equivalents earned on each DSU account. No additional options may be granted under those assumed plans. Effective as of inception of the 2004 Stock and Incentive Plan, no additional grants may be made under the LTIP or the LTIP II.

(3) Shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP were purchased in the open market. The ESPP was suspended indefinitely during the fourth quarter of 2009.

(4) Under the terms of the 2004 Stock and Incentive Plan adopted in March 2004, no additional options, equity or equity-based grants will be made to Board members, officers and non-officer employees under the LTIP or the LTIP II. LTIP II allowed for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee ("Committee"). The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares (or 3,000,000 shares on a post-reverse stock split basis) in any

calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring events, including a change of control. The shares granted under the LTIP II will be issued at vesting under the 2004 Stock and Incentive Plan.

(5) The Tyco International Ltd. United Kingdom ("UK") Savings Related Share Option Plan ("SAYE") is a UK Inland Revenue approved plan for UK employees pursuant to which employees were granted options to purchase shares at the end of three years of service at a 15% discount off of the market price at time of grant. Employees made monthly contributions that were, at the election of the employee, used for the purchase price of shares or the contribution could have been returned to the employee. The total amount of shares that may have been purchased at the end of the three years of service was equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan was administered by the Company's International Benefits Oversight Committee, appointed by the Committee. The International Benefits Oversight Committee, among other things, determined when to grant options and set the option price. The SAYE Plan was approved on November 3, 1999 for a ten year period and has expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

(6) In connection with the acquisition of Broadview Security in May 2010, options outstanding under the Brink's Home Security Holdings, Inc. 2008 Equity Incentive Plan ("2008 Equity Plan") and the Brink's Home Security Holdings, Inc. Non-Employee Director's Equity Plan were converted into options to purchase Tyco common shares. Shares available represent the number of shares available for issuance under future awards from the 2008 Equity Plan, which are now available for future issuance under Tyco's 2004 Stock and Incentive Plan.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/26/10–7/23/10	7,435,500	$36.23	7,435,500	—
7/24/10–8/27/10	6,321,123	$37.47	6,321,123	—
8/28/10–9/24/10	3,057,000	$38.27	3,057,000	$1,000,415,000

The transactions described in the table above represent the repurchase of common shares on the NYSE as part of the $1.0 billion share repurchase program approved by the Board of Directors in July 2008 ("2008 Share Repurchase Program"). The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. The Company has substantially completed the 2008 Share Repurchase Program. On September 8, 2010, the Board of Directors approved a new $1 billion share repurchase program ("2010 Share Repurchase Program"). Less than $1 million and $1 billion remained outstanding under the 2008 and 2010 Share Repurchase Programs, respectively, as of September 24, 2010.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's Consolidated Financial Statements for the years ended September 24, 2010, September 25, 2009, September 26, 2008, September 28, 2007 and September 29, 2006, respectively. Tyco has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009, 2008, 2007 and 2006 were all 52-week years. Fiscal 2011 will be a 53-week year which will end on September 30, 2011.

During the third quarter of fiscal 2010, we entered into an agreement to sell our European water business. The business met the held for sale and discontinued operations criteria and therefore has been included in discontinued operations in all periods presented below. In the third quarter of fiscal 2007, we completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively. These businesses are classified as discontinued operations in fiscal 2007 and 2006. Net income (loss) attributable to Tyco common shareholders for 2007 and 2006 includes income (loss) from discontinued operations of $814 million and $2.8 billion, respectively, primarily related to the Healthcare and Electronics businesses. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related Notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2010	2009[(1)]	2008	2007[(2)]	2006
Consolidated Statements of Operations Data:					
Net revenue	$17,016	$16,882	$19,733	$18,055	$16,699
Income (loss) from continuing operations attributable to Tyco common shareholders	1,125	(1,845)	1,062	(2,556)	775
Net income (loss) attributable to Tyco common shareholders	1,132	(1,798)	1,553	(1,742)	3,590
Basic earnings per share attributable to Tyco common shareholders:					
Income (loss) from continuing operations	2.32	(3.90)	2.19	(5.16)	1.54
Net income (loss)	2.33	(3.80)	3.21	(3.52)	7.14
Diluted earnings per share attributable to Tyco common shareholders:					
Income (loss) from continuing operations	2.31	(3.90)	2.18	(5.16)	1.51
Net income (loss)	2.32	(3.80)	3.19	(3.52)	6.95
Cash dividends per share	0.86	0.84	0.65	1.60	1.60
Consolidated Balance Sheet Data (End of Year):					
Total assets	$27,128	$25,553	$28,804	$32,815	$63,011
Long-term debt	3,652	4,029	3,709	4,080	8,856
Total Tyco shareholders' equity	14,084	12,941	15,494	15,624	35,387

(1) Loss from continuing operations attributable to Tyco common shareholders for the year ended September 25, 2009 includes goodwill and intangible asset impairment charges of $2.7 billion, which was recorded during the quarter ended March 27, 2009.

(2) Loss from continuing operations attributable to Tyco common shareholders for the year ended September 28, 2007 includes a class action settlement charge, net of $2.9 billion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related Notes included elsewhere in this Annual Report. The Company does not believe that its historical operating results will be indicative of future operating results. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Switzerland, and its subsidiaries (hereinafter collectively referred to as "we," the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD"), in accordance with accounting principles generally accepted in the United States ("GAAP").

The Company operates in the following business segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers. In addition, ADT Worldwide manufactures certain products related to retailer anti-theft systems.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic security and life safety products, including fire sprinklers, breathing apparatus, intrusion, security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

References to the segment data are to the Company's continuing operations. Certain prior period amounts have been reclassified to conform with the current period presentation. The Company has reclassified certain businesses which have satisfied the criteria to be presented as discontinued operations to income from discontinued operations in the Consolidated Statements of Operations and assets and liabilities held for sale within the Consolidated Balance Sheets. See Note 2 to the Consolidated Financial Statements. Additionally, the Company has realigned certain business operations during the first quarter of fiscal 2010 resulting in prior period segment amounts being recast. See Note 19 to the Consolidated Financial Statements.

On May 14, 2010, we acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security") in a cash-and-stock transaction valued at approximately

$2.0 billion, with $585 million in cash being used to fund the acquisition. Broadview Security is being integrated into the Company's ADT Worldwide segment. Broadview Security's core business is to provide security alarm monitoring services for residential and commercial properties in North America. It has a large residential recurring customer base, which has enhanced ADT's presence in the North American residential security business. Broadview Security is also a leader in technologies and services which are expected to enhance ADT Worldwide's service offerings to its customers. In connection with the integration of Broadview Security into the ADT Worldwide segment, the Broadview Security brand has been discontinued, and we expect to realize cost savings and other synergies through operational efficiencies including consolidation of both marketing and general and administrative functions. During the fourth quarter of fiscal 2010, we initiated a program to fully integrate Broadview Security into our ADT Worldwide segment. We anticipate that Broadview Security will be fully integrated into our ADT Worldwide segment's North America business during the first half of 2011. As a result, Broadview Security's operating results, including its revenue and income from continuing operations, will be reflected in the operating results of our ADT North America business and will no longer be reported separately.

Due to the integration of operations, we have estimated that Broadview Security contributed approximately $193 million to our consolidated net revenue and a loss from continuing operations of $25 million during 2010. We incurred approximately $17 million of costs directly related to the acquisition and $18 million of integration costs for a total of $35 million during 2010. Of this amount, $32 million has been recorded in our ADT Worldwide segment and $3 million in Corporate and Other. Both acquisition and integration costs have been recorded within selling, general and administrative expenses in our Consolidated Statement of Operations during 2010. In addition, our ADT Worldwide segment recorded $14 million of restructuring expenses related to combining the Broadview Security and ADT Worldwide businesses, which have been recorded within restructuring, asset impairments and divestiture charges, net in our Consolidated Statement of Operations during 2010.

Also, during the third quarter of 2010, we announced our intention to pursue a tax-free spin-off of our Electrical and Metal Products business. On November 9, 2010, we announced an agreement to sell a 51% interest in our Electrical and Metal Products business. In connection with this announcement, we no longer plan to pursue the tax-free spin-off of our Electrical and Metal Products business as proposed on April 27, 2010. See Note 25 to the Consolidated Financial Statements.

Overview

Net revenue for 2010 increased $134 million, or 0.8%, as compared to 2009. The increase was primarily driven by the favorable impact of changes in foreign currency exchange rates of $624 million, or 3.7%. This increase was partially offset by net revenue declines experienced in our Flow Control and Fire Protection Services segments. Flow Control's decline in net revenue was primarily the result of reduced volume in its valves business driven by decreased demand in our end markets. Weakness in the commercial end market resulted in a decline in product and systems installation revenue within our Fire Protection Services segment.

Service revenue continued to grow as a percentage of our overall revenue to 41% for 2010 as compared to 40% and 36% for 2009 and 2008, respectively. Our service revenues are principally derived from our ADT Worldwide and Fire Protection Services businesses, and represent a predictable and consistent source of revenue. Recurring revenue in our ADT Worldwide business represents approximately 58% of ADT's total revenue compared to approximately 54% in 2009 and 51% in 2008. Recurring revenue represents revenue associated with monitoring and maintenance services under contractual arrangements. In the Fire Protection Services business, service revenue continued to increase as a percentage of Fire Protection's total revenue to 52% in 2010, as compared to 49% and 48% in 2009 and 2008, respectively. Net revenue was also favorably impacted by approximately

$69 million, or 0.4%, for net acquisitions and divestitures, which primarily related to the acquisition of Broadview Security partially offset by the sale of our French security business.

Operating income during 2010 was $1.6 billion, compared to an operating loss of $1.5 billion during 2009. Operating income in 2009 was negatively affected by goodwill and intangible asset impairment charges of approximately $2.7 billion and legacy legal settlement charges of approximately $125 million during 2009. Operating income in 2010 was favorably impacted by efficiencies gained from cost containment actions taken in fiscal 2010 and 2009 and restructuring actions taken in prior years. Restructuring and asset impairment charges decreased to $145 million during 2010 from $232 million during 2009. Operating income during 2010 was favorably impacted by net gains on divestitures of $40 million as compared to a loss on divestitures of $15 million during 2009. We also incurred acquisition and integration charges of $35 million during 2010 related to our acquisition of Broadview Security. Changes in foreign currency exchange rates favorably impacted operating income by $80 million during 2010.

As of September 24, 2010, our cash balance was $1.8 billion, as compared to $2.4 billion as of September 25, 2009. We generated approximately $2.6 billion of cash from operating activities, which was more than offset by: $600 million of cash used for acquisitions net of cash acquired, primarily related to our acquisition of Broadview Security; accounts purchased by ADT and capital expenditures of $1.3 billion; approximately $900 million to repurchase our common shares; dividends paid of $416 million; and a net debt repayment of $204 million. We expect to continue to use our cash to fund internal growth opportunities, improve productivity across all of our businesses, make acquisitions that strategically fit within our ADT Worldwide, Fire Protection Services and Flow Control businesses and return capital to shareholders. On September 8, 2010, our Board of Directors approved a new $1.0 billion share repurchase program ("2010 repurchase program") as the remaining capacity under our existing $1.0 billion share repurchase program was substantially utilized by the end of August 2010. We did not repurchase any shares under the new program during 2010.

In 2010, we also continued our portfolio refinement efforts by exiting areas that have not provided, and are not expected to provide, an adequate return on investment and by taking advantage of restructuring opportunities that are expected to provide future cost savings. During 2010, we incurred approximately $145 million of restructuring and asset impairment charges, substantially completing our 2009 restructuring program. During fiscal 2010, we identified additional opportunities for cost savings through restructuring activities in fiscal 2011. We expect to incur restructuring and restructuring related charges of approximately $150 million in fiscal 2011.

Over the last few years, we have explored alternatives for under-performing or non-strategic businesses, including divestiture. We sold our French security business, which was part of our ADT Worldwide segment, resulting in a pre-tax gain of $53 million during 2010. The gain and results of operations of the French security business are presented in continuing operations as the criteria for discontinued operations have not been met. As discussed above, during the first quarter of fiscal 2011, we announced our intention to sell a 51% interest in our Electrical and Metal Products business. See Notes 25 to the Consolidated Financial Statements. Additionally, during the third quarter of fiscal 2010, our Board of Directors approved a plan to sell our European water business, which is part of our Flow Control segment. The business met the held for sale and discontinued operations criteria and has been included in discontinued operations for all periods presented. On September 30, 2010, we received the necessary consents and approval to complete the sale of this business and received net cash proceeds of approximately $267 million. We expect to recognize a gain on the transaction.

Operating Results

Net revenue, operating income (loss) and net income (loss) for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$ 9,990	$10,134	$12,602
Service revenue	7,026	6,748	7,131
Net revenue	$17,016	$16,882	$19,733
Operating income (loss)	$ 1,598	$(1,506)	$ 1,896
Interest income	31	44	112
Interest expense	(284)	(301)	(396)
Other expense, net	(75)	(7)	(223)
Income (loss) from continuing operations before income taxes	1,270	(1,770)	1,389
Income tax expense	(138)	(71)	(326)
Income (loss) from continuing operations	1,132	(1,841)	1,063
Income from discontinued operations, net of income taxes	7	47	491
Net income (loss)	$ 1,139	$(1,794)	$ 1,554
Less: Noncontrolling interest in subsidiaries net income	7	4	1
Net income (loss) attributable to Tyco common shareholders	$ 1,132	$(1,798)	$ 1,553

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our segments included in continuing operations.

ADT Worldwide

Net revenue, goodwill and intangible asset impairments, operating income (loss) and operating margin for ADT Worldwide for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$2,388	$2,270	$2,728[1]
Service revenue	4,988	4,796	5,074[1]
Net revenue	$7,376	$7,066	$7,802
Goodwill and intangible asset impairments	$ —	$1,023	$ 1
Operating income (loss)	1,056	(202)	866
Operating margin	14.3%	—[2]	11.1%

(1) As discussed in Note 1 to the Consolidated Financial Statements, revenue related to the sale of electronic tags and labels has been classified as revenue from product sales during fiscal 2010. During fiscal 2009 and 2008, the sale of the electronic tags and labels was misclassified as service revenue. The service revenue and revenue from product sales during fiscal 2009 and 2008 have not been changed for this misclassification, as the effect is not material. The impact of the misclassification for fiscal 2009 would have been to decrease service revenue by $286 million, with corresponding increases to revenue from product sales. The impact of the misclassification for fiscal 2008 would have been to decrease service revenue by $364 million, with corresponding increases to revenue from product sales.

(2) Certain operating margins and percentages have not been presented as management believes such calculations are not meaningful.

Revenue from product sales includes sales and installation of electronic security and other life safety systems as well as products related to retailer anti-theft systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems as well as other security services.

Net revenue for ADT Worldwide increased $310 million, or 4.4%, during 2010, as compared to 2009. Net revenue was favorably impacted by changes in foreign currency exchange rates of $218 million, or 3.1%. Net revenue was also favorably impacted by the net impact of acquisitions and divestitures of $72 million, or 1.0%, which was primarily the result of $193 million in net revenue estimated to be contributed by the Broadview Security acquisition partially offset by $109 million of divested revenue relating to our French security business. Approximately 58% and 54% of ADT Worldwide's total net revenue during 2010 and 2009, respectively, represents revenue associated with monitoring and maintenance services under contractual arrangements, which is considered recurring revenue. Recurring revenue increased by $435 million, or 11.3%, to approximately $4.3 billion as a result of growth in customer accounts of approximately 1.5 million, or 20.5%, to a total of approximately 8.9 million accounts as of September 24, 2010. Approximately 1.4 million customer accounts were acquired on May 14, 2010 in connection with the Broadview Security acquisition and approximately 501,000 customer accounts were acquired through the ADT dealer program during 2010. The net impact of acquisitions and divestitures and changes in foreign currency exchange rates favorably impacted recurring revenue by $148 million in 2010, or 3.8%, and $116 million, or 3.0%, respectively. Systems installation, product sales and other service revenue declined by $125 million, or 3.9%, to approximately $3.1 billion due to lower sales volume primarily as the result of continued weakness in the commercial end market, which has declined at a slower rate than the same period in the prior year. Changes in foreign currency exchange rates favorably impacted systems installation, product sales and other service revenue by $102 million, or 3.2%, while the net impact of acquisitions and divestitures resulted in an unfavorable impact of $76 million, or 2.4%.

Net revenue by geographic area for ADT Worldwide for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 was as follows ($ in millions):

	2010	2009	2008
North America	$4,436	$4,185	$4,231
Europe, Middle East and Africa ("EMEA")	1,733	1,870	2,398
Rest of World	1,207	1,011	1,173
	$7,376	$7,066	$7,802

Geographically, North America net revenue increased $251 million, or 6.0%, during 2010 primarily as the result of the net impact of acquisitions and divestitures, which favorably impacted net revenue by an estimated $193 million, or 4.6%, as the result of the acquisition of Broadview Security. Partially offsetting this increase was a decline in systems installation and product sales as the result of continued weakness in the commercial market, although the rate of decline was slower than the same period in the prior year. Changes in foreign currency exchange rates also favorably impacted net revenue by $48 million, or 1.1%. Net revenue in EMEA decreased $137 million, or 7.3%, as favorable changes in foreign currency exchange rates of $60 million, or 3.2%, were more than offset by a decline in systems installation and other service revenue as a result of continued weakness in the commercial end market, although the rate of decline was slower than the same period in the prior year. Additionally, EMEA net revenue was unfavorably impacted by $121 million, or 6.5%, due to the impact of divestitures. Net revenue increased $196 million, or 19.4%, in the Rest of World geographies primarily due to recurring revenue growth in both Latin American and Asia Pacific regions as ADT Worldwide continues to focus on building its customer account and recurring revenue base in these markets. The Asia-Pacific region experienced an increase in system installation, products sales and other service revenue which was partially offset by a decrease in the Latin American region due to the continued slowdown in commercial and retailer end markets. Net revenue in the Rest of World geographies was also favorably impacted by changes in foreign currency exchange rates of $110 million, or 10.9%.

Attrition rates decreased during 2010 as compared to 2009 as shown in the following table:

	For the Fiscal Year Ended		
	September 24, 2010	September 25, 2009	September 26, 2008
Attrition	12.8%	13.3%[1]	12.9%[1]

(1) Attrition rates for the years ended September 25, 2009 and September 26, 2008 have been recast to reflect the divestiture of our French security business, which resulted in reductions of 0.1% in the amounts previously reported for September 25, 2009 and September 26, 2008, respectively.

Operating income increased by approximately $1.3 billion during 2010 as compared to 2009. Operating income for 2009 was negatively affected by goodwill impairment charges of $959 million recorded at our ADT EMEA and Sensormatic Retail Solutions reporting units and intangible asset impairment charges of $64 million. Operating income in 2010 was positively impacted by the shift to higher margin recurring revenue. Additionally, 2010 operating income was favorably impacted by the net impact of savings realized through previous restructuring actions, savings realized through cost containment actions, and a curtailment gain of $12 million recognized when certain defined benefit pension plans were frozen in the United Kingdom. These increases were partially offset by an increase in the amortization of intangible assets primarily relating to the Broadview Security acquisition. During 2010, $60 million of net restructuring charges were incurred, of which $14 million related to restructuring actions associated with the acquisition of Broadview Security, as compared to $103 million of restructuring charges, net during 2009. Fiscal year 2010 also included a $45 million gain on divestitures, net primarily related to the sale of our French security business, and $32 million of acquisition and integration costs related to the acquisition of Broadview Security, as compared to a $6 loss and nil of divestiture and acquisition costs, respectively, during 2009. Changes in foreign currency exchange rates favorably impacted operating income by $30 million.

Net revenue for ADT Worldwide decreased $736 million, or 9.4%, during 2009 as compared to 2008. This decrease was primarily driven by the unfavorable impact of changes in foreign currency exchange rates of $614 million. Revenue was positively affected by $152 million for the net impact of acquisitions and divestitures. Revenue from product sales decreased 16.8% and service revenue decreased 5.5%. Recurring revenue declined 3.5% during 2009 primarily as a result of changes in foreign currency exchange rates, which unfavorably impacted recurring revenue by 7.5%, but was offset by growth in North America and Asia. Product sales and installation and other service revenue declined 15.6% partially due to a result of changes in foreign currency exchange rates, which unfavorably impacted system installation and service revenue by 8.3%, and lower sales volume due to weakness in the commercial markets, including the retailer end market. Geographically, revenue in North America decreased $46 million, or 1.1%, resulting from reduced spending primarily in the commercial markets, including the retailer end market. Revenue in EMEA decreased $528 million, or 22.0%, largely as a result of foreign currency exchange rates, which had an unfavorable impact of $328 million. The remaining decrease in EMEA was primarily a result of a decline in product sales, systems installation and service revenue due to a slowdown in the commercial markets, including the retailer end market. Revenue declined $162 million, or 13.8%, in the Rest of World geographies, which was primarily due to the unfavorable impact of changes in foreign currency exchange rates of $223 million partially offset by growth in Asia and Latin America.

Operating income in 2009 decreased $1.1 billion as compared to 2008. Based on the deterioration in the commercial markets, including the retailer end market discussed above, the Company recorded a goodwill impairment charge of $959 million related to its ADT EMEA reporting unit and intangible asset impairment charges of $64 million related to certain franchise rights within North America during the second quarter of 2009. The decrease is also related to the unfavorable impact of changes in foreign currency exchange rates of $45 million. The decrease was further driven by the decline in sales volume as well as an increase in bad debt charges, both as a result of the weakness experienced in the commercial markets, including the retailer end market, and adverse global economic conditions. Operating income was negatively impacted by restructuring, asset impairment and divestiture charges of $109 million in 2009. Operating income in 2008 included restructuring charges of $119 million and expenses of $51 million primarily to convert customers from analog to digital signal transmission in North America. There were no charges related to converting customers to digital signal during 2009. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Flow Control

Net revenue, operating income and operating margin for Flow Control for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$3,089	$3,232	$3,740
Service revenue	284	263	212
Net revenue	$3,373	$3,495	$3,952
Operating income	$ 410	$ 496	$ 574
Operating margin	12.2%	14.2%	14.5%

Net revenue for Flow Control decreased $122 million, or 3.5%, during 2010 as compared to 2009. The decrease in net revenue was primarily driven by reduced volume in the valves business driven by decreased demand in our end markets. Changes in foreign currency exchange rates favorably impacted net revenue by $218 million, or 6.2%, as well as the net impact of acquisitions and divestitures by $10 million, or 0.3%.

The decrease in operating income of $86 million, or 17.3%, during 2010 as compared to 2009, was primarily due to decreased volume in our valves business and an expected loss related to completion of a long-term construction project of approximately $18 million. These declines were partially offset by favorable changes in foreign currency exchange rates of $31 million, or 6.3%. The decline in operating income was also partially offset by savings realized through cost containment and restructuring actions. Operating income was negatively impacted by $24 million of restructuring and divestiture charges, net during both 2010 and 2009. Additionally, management estimated that $5 million of additional charges resulting from restructuring actions were incurred during 2009.

Net revenue for Flow Control decreased $457 million, or 11.6%, during 2009 as compared to 2008. The decrease in net revenue was primarily driven by the unfavorable impact of changes in foreign currency exchange rates of $418 million, or 10.6%. Revenue also decreased due to reduced volume in the water business and reduced project activity in the energy end market of the thermal controls business. The decrease in revenue was partially offset by an increase in the valves business primarily from the energy end market in EMEA. The net impact of acquisitions and divestitures unfavorably impacted net revenue by $3 million in 2009 and favorably impacted net revenue by $16 million in 2008.

Operating income decreased $78 million, or 13.6%, during 2009 as compared to 2008. The decrease in operating income was primarily due to the unfavorable impact of changes in foreign currency exchange rates of $71 million as well as decreased volume in the water businesses discussed above offset by margin improvements in the valves business. Margins were also negatively impacted by restructuring, asset impairment and divestiture charges of $24 million. Additionally, management estimates that $5 million of additional charges resulting from restructuring actions were incurred during 2009. Restructuring, asset impairment and divestiture charges were $6 million in 2008. Additionally, selling, general and administrative expenses during 2008 included an environmental remediation charge of $6 million related to the closure of a facility in North America. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Fire Protection Services

Net revenue, goodwill impairment, operating income and operating margin for Fire Protection Services for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$1,615	$1,734	$1,989
Service revenue	1,740	1,676	1,824
Net Revenue	$3,355	$3,410	$3,813
Goodwill impairment	$ —	$ 180	$ 9
Operating income	272	70	333
Operating margin	8.1%	—[1]	8.7%

[1] Certain operating margins and percentage changes have not been presented as management believes such calculations are not meaningful.

Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue consists of inspection, maintenance, service and monitoring of fire detection and suppression systems.

Net revenue by geographic area for Fire Protection Services was as follows ($ in millions):

	2010	2009	2008
North America	$1,940	$1,994	$2,111
International	1,415	1,416	1,702
Net revenue	$3,355	$3,410	$3,813

Net revenue for Fire Protection Services decreased $55 million, or 1.6%, during 2010 compared to 2009. This decrease was primarily due to continued weakness in commercial markets and a shift from lower margin projects to higher projects, which more than offset the favorable changes in foreign currency exchange rates of $118 million, or 3.5%. Geographically, net revenue in North America decreased $54 million, or 2.7%, primarily due to the continued decline in systems installation and upgrade activity in the sprinkler business. Reduced systems installation and upgrade activity in the electronic business as well as service revenue in the sprinkler and suppression businesses also contributed to the decrease, although to a much lesser extent. These declines were partially offset by an increase in service revenue in the electronic business. Changes in foreign currency exchange rates favorably impacted revenue in North America by $28 million, or 1.4%. Although net revenue in our international fire businesses decreased by $1 million, changes in foreign currency exchange rates favorably impacted net revenue by $90 million, or 6.4%, which was almost entirely offset by a decrease in revenue due to continued weakness in the European commercial markets. The net impact of acquisitions and divestitures unfavorably impacted revenue by $6 million, or 0.2%.

Operating income increased $202 million during 2010 as compared to 2009. Operating income during 2009 was negatively affected by a goodwill impairment charge of $180 million recorded at the EMEA Fire reporting unit. Additionally, operating income in 2010 was favorably impacted by savings realized through cost containment actions, and to a lesser extent, a curtailment gain of approximately $7 million recognized when certain defined benefit pension plans were frozen in the United Kingdom. During 2010, $34 million of restructuring and divestiture charges, net were incurred as compared to $45 million of restructuring charges during 2009. Changes in foreign currency exchange rates favorably impacted operating income by $11 million. The net increase in operating income was partially offset by the decreased sales volume discussed above.

Net revenue for Fire Protection Services decreased $403 million, or 10.6%, during 2009 as compared to 2008. This decrease was primarily due to the impact of unfavorable changes in foreign currency exchange rates of $293 million, or 7.7%. Additionally, revenue declined due to the weakness in the commercial market and adverse global economic conditions. Geographically, revenue in our international fire businesses decreased by $286 million, or 16.8%, largely due to the impact of unfavorable changes in foreign currency exchange rates discussed above as well as weakness in the European commercial markets. Additionally, revenue in our North America SimplexGrinnell business decreased by $117 million, 5.5%, primarily due to a decline in systems installation and upgrade activity in the sprinkler business.

Operating income decreased $263 million during 2009 as compared to 2008. The decrease was primarily due to a $180 million goodwill impairment in EMEA recorded during 2009 compared to a $9 million goodwill impairment in Latin America recorded during 2008. The decrease was further driven by the decline in sales volume discussed above as well as an increase in bad debt charges, both as a result of the weakness experienced in the commercial markets and adverse global economic conditions. There were restructuring, asset impairment and divestiture charges of $45 million in 2009 as compared to $26 million in 2008. Additionally, operating income decreased due to the unfavorable impact of changes in foreign currency exchange rates of $10 million. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Electrical and Metal Products

Net revenue, goodwill impairment, operating income (loss) and operating margin for Electrical and Metal Products for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$1,394	$1,389	2,266
Service revenue	5	3	6
Net Revenue	$1,399	$1,392	2,272
Goodwill impairment	$ —	$ 935	$ —
Operating income (loss)	100	(938)	342
Operating margin	7.1%	—[1]	15.1%

[1] Certain operating margins and percentage changes have not been presented as management believes such calculations are not meaningful.

Net revenue for Electrical and Metal Products increased $7 million, or 0.5%, during 2010 compared to 2009. The increase in revenue was primarily due to favorable changes in foreign currency exchange rates of $37 million, or 2.7%, and $24 million, or 1.7%; due to the favorable net impact of acquisitions and divestitures. These increases were partially offset by a decline in volume of armored cable products and, to a lesser extent, steel products. Higher selling prices for armored cable products were almost entirely offset by lower selling prices for steel products.

Operating income increased approximately $1.0 billion during 2010 as compared to 2009. Operating income for 2009 was negatively affected by goodwill impairment charges of $935 million recorded at the Electrical and Metal Products reporting unit. Also contributing to the increase in operating income were higher spreads for steel products resulting from lower raw material costs which more than offset lower selling prices. These increases in operating income were partially offset by lower volumes as well as higher raw material costs which more than offset higher selling prices for armor cable products. During 2010, $13 million of restructuring charges were incurred compared to $21 million of restructuring and divestiture charges during 2009. Additionally, $1 million of additional charges resulting from restructuring actions were incurred during 2009 as compared to no additional charges during 2010.

Net revenue for Electrical and Metal Products decreased $880 million, or 38.7%, in 2009 as compared to 2008. The decrease in revenue was primarily due to lower volume and selling prices of steel products largely resulting from a decline in the commercial market in North America. Lower volume and selling prices for armored cable products also contributed to the decline. Changes in foreign currency exchange rates had an unfavorable impact of $52 million, or 2.3%. The net impact of acquisitions and divestitures negatively affected revenue by approximately $31 million, or 1.4%.

Operating income decreased $1.3 billion in 2009 as compared to 2008. Based on the sales volume decrease as well as the significant decline in the price of steel, the Company recorded a goodwill impairment charge of $935 million during the second quarter of 2009. There was no goodwill impairment recorded during 2008. The decrease in operating income also related to volume declines as well as lower spreads for steel products. Spreads for steel products continued to decline as a direct result of higher raw material costs and lower selling prices. Lower restructuring and divestiture charges incurred in 2009 as compared to similar charges incurred in 2008 partially offset the decline in operating income discussed above. Results for 2009 included restructuring and divestiture charges of $21 million as compared to $42 million for 2008. Additionally, management estimates that $1 million of additional charges resulting from restructuring actions were incurred during 2009.

Safety Products

Net revenue, goodwill impairments, operating income (loss) and operating margin for Safety Products for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Revenue from product sales	$1,504	$1,510	$1,880
Service revenue	9	9	9
Net Revenue	$1,513	$1,519	$1,889
Goodwill impairments	$ —	$ 567	$ —
Operating income (loss)	$ 221	$ (367)	$ 301
Operating margin	14.6%	—[1]	15.9%

[1] Certain operating margins and percentage changes have not been presented as management believes such calculations are not meaningful.

Net revenue for Safety Products decreased $6 million, or 0.4%, during 2010 as compared to 2009. The decrease in net revenue is primarily due to lower volume in our fire suppression business partially offset by higher volume experienced in our electronic security and life safety businesses. The decrease in our fire suppression business was primarily due to reduced spending in the commercial construction market. The increase in our electronic security and life safety businesses was due to higher volume primarily related to the introduction of several new products. Net revenue was favorably impacted by changes in foreign currency exchange rates of $33 million, or 2.2%, which was almost entirely offset by the unfavorable impact of divestitures of $31 million, or 2.0%.

Operating income increased $588 million during 2010 compared to 2009. Operating income during 2009 was negatively affected by goodwill impairment charges of $567 million recorded at the Access Controls and Video Systems ("ACVS") and Life Safety reporting units. The increase in operating income is attributable to the increased sales volume in the electronic security and life safety businesses and a shift in product mix to higher margin products across all businesses, which was partially offset by the fire suppression sales volume decline discussed above and increased sales and marketing expense. Restructuring, asset impairment and divestiture charges, net was $12 million during 2010 as compared to $32 million of restructuring charges during 2009. Additionally, management estimated that $7 million of additional charges resulting from restructuring actions were incurred during 2009 as compared to no additional charges during 2010. Savings realized through cost containment and restructuring actions also contributed to the increase in operating income. Changes in foreign currency exchange rates favorably impacted operating income by $6 million.

Net revenue for Safety Products decreased $370 million, or 19.6%, during 2009 as compared to 2008. The decrease was primarily related to reduced volume in our fire suppression business, life safety and electronic security businesses, which were impacted by soft economic conditions. The remaining decrease was related to the unfavorable impact of changes in foreign currency exchange rates of $114 million, 6.0%. The decrease in our fire suppression business was primarily due to reduced spending in the commercial construction market. The decrease in the life safety business was primarily due to reduced municipal spending. The electronic security business decrease was primarily due to the slow down in the retail sector, as retail capital projects and new store openings were canceled or delayed.

Operating income decreased $668 million in 2009 as compared to 2008. The decline was primarily attributable to goodwill and intangible impairment charges of $567 million recorded during the quarter ended March 27, 2009 as a result of the slowdown in the commercial and retail markets. As discussed above, decreased sales volume within the fire suppression, life safety and electronic security businesses also negatively impacted operating income. Operating income was negatively impacted by restructuring charges of $32 million during 2009. Additionally, management estimates that $7 million of additional charges resulting from restructuring actions were incurred during 2009. The same period in the prior year included $47 million of restructuring and asset impairment charges, net. Operating income in 2009 also decreased by $16 million due to unfavorable changes in foreign currency exchange rates. Operating income was also negatively impacted by a charge of $8 million relating to the amount of depreciation and amortization expense that would have been recorded had a business that was previously classified as held for sale been continuously classified as held and used (see Note 2 to the Consolidated Financial Statements).

Corporate and Other

Corporate expense decreased $104 million, or 18.4%, to $461 million for 2010 compared to $565 million in 2009. Corporate expense during 2009 was negatively affected by approximately $125 million of charges related to legacy securities matters partially offset by a $16 million benefit related to a settlement reached with a former executive. Restructuring charges decreased to $1 million for 2010 as compared to $10 million in 2009. Corporate expense was also favorably impacted by savings realized through cost containment and restructuring charges. These decreases in Corporate expenses were partially offset by a $52 million net asbestos charge recorded during the third quarter of 2010 as compared to a $37 million net asbestos charge in 2009, both of which were recorded in conjunction with the valuation of our asbestos-related liabilities and insurance assets. In addition, $4 million of divestiture charges, net, and $3 million of acquisition costs were recorded during the 2010 as compared to $6 million of divestiture charges, net, and nil of acquisition costs for 2009.

Corporate expense for 2009 was $45 million higher as compared to the prior year, primarily resulting from a charge of approximately $125 million related to the settlement of legacy securities matters, which was partially offset by $16 million benefit related to a settlement reached with a former executive. Additionally, corporate expense in 2009 included $16 million of restructuring, asset impairment and divestiture charges, net. Corporate expense for 2008 included net charges of $28 million composed of a $29 million charge for a legacy legal settlement, $4 million of separation costs and $5 million for restructuring, asset impairment and divestiture charges, net, offset by a credit of $10 million for class action settlement recoveries. The remaining decrease in corporate expense is primarily related to cost reduction initiatives and the restructuring program.

Interest Income and Expense

Interest income was $31 million in 2010, as compared to $44 million and $112 million in 2009 and 2008, respectively. The decrease in interest income from 2009 primarily related to lower investment yields.

Interest expense was $284 million in 2010, as compared to $301 million and $396 million in 2009 and 2008, respectively. The decrease in interest expense is primarily related to savings from interest rate swaps and no amounts being drawn under the revolving credit facilities in 2010, partially offset by additional interest associated with the January and October 2009 debt issuances.

The weighted-average interest rate on total debt outstanding as of September 24, 2010, September 25, 2009 and September 26, 2008 was 6.3%, 6.6% and 6.2%, respectively.

Other Expense, Net

Other expense, net of $75 million in 2010 primarily relates to a charge of $87 million as a loss on extinguishment of debt on the redemption of our 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029. See Note 11. This loss was partially offset by an $8 million gain recorded as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement. See Note 6.

Other expense, net of $7 million in 2009 primarily relates to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

Other expense, net of $223 million in 2008 primarily relates to a charge of $258 million as a loss on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of the 3.125% convertible senior debentures and related financial instruments. We also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. Additionally, we recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement in connection with the adoption of the guidance pertaining to the accounting for uncertain income taxes. We also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreement during 2008.

Income Taxes

Effective Income Tax Rate

Our effective income tax rate was 10.9% for 2010. Our tax rate was favorably impacted by pre-tax income in tax jurisdictions with low tax rates. Additionally, the 2010 tax rate was further reduced by limited tax on certain business dispositions, a release of deferred tax valuation allowances and a non-recurring item generating a tax benefit. The effective income tax rate for 2009 is not meaningful primarily as a result of the loss driven by goodwill impairment charges of $2.6 billion for which almost no tax benefit was available. Additionally, taxes for 2009 were positively impacted by increased profitability in lower tax rate jurisdictions and release of contingency reserves partially offset by enacted tax law changes and changes in foreign exchange rates that negatively impacted the non-U.S. deferred tax assets. Our effective income tax rate was 23.5% for 2008. Income taxes during 2008 were positively impacted by increased profitability in lower tax rate jurisdictions and release of deferred tax valuation allowances partially offset by enacted tax law changes that negatively impacted the non-U.S. deferred tax assets.

The valuation allowance for deferred tax assets of $1,379 million and $766 million as of September 24, 2010 and September 25, 2009, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when we determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Substantially all of these potential tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as payment is not expected within one year.

Other Income Tax Matters

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that governs the rights and obligations of each party with respect to certain pre-Separation income tax liabilities. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. Consistent with the sharing provisions of the Tax Sharing Agreement, Tyco had a net receivable from Covidien and Tyco Electronics of $114 million and $106 million as of September 24, 2010 and September 25, 2009, respectively. In addition, as of September 24, 2010, Tyco had a recorded liability of $554 million (of which $156 million is included in accrued and other current liabilities and the remaining amount in other liabilities) representing the fair value of Tyco's obligations under the Tax Sharing Agreement as of the date of the Separation. The liability was $554 million as of September 25, 2009, which was recorded in other liabilities. During the fourth quarter of 2010, we reclassified $156 million from other liabilities to accrued and other current liabilities as we expect to make a payment within the next twelve months to Covidien and Tyco Electronics related to resolution of certain IRS audit matters.

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest have been assessed as uncertain income tax positions and recorded as appropriate.

For a detailed discussion of contingencies related to Tyco's income taxes, see Note 6 to the Consolidated Financial Statements.

2009 Goodwill and Intangible Asset Impairments

Annually in the fiscal fourth quarter, and more frequently if triggering events occur, we test goodwill and indefinite-lived intangible assets for impairment by comparing the fair value of each reporting unit or indefinite-lived intangible assets with its carrying amount.

We began to experience a decline in revenue during the first quarter of 2009 in our ADT Worldwide, Fire Protection Services and Safety Products segments as a result of a slowdown in the commercial markets, including the retailer end market as well as a decline in sales volume at our Electrical Metal Products segments. Although we considered and concluded that these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecasted results, restructuring actions and weaker industry outlooks, caused us to conclude that sufficient indicators of impairment existed. Reporting units within ADT Worldwide, Fire Protection Services and Safety Products segments continued to be negatively impacted as a result of a slowdown in the commercial markets including the retailer end market. Additionally, our Electrical Metal Products reporting unit continued to be negatively impacted by a decline in sales volume due to the downturn in the non-residential construction market. We determined that these underlying events and circumstances constituted triggering events for six reporting units where such events would more likely than not reduce the fair value below their respective carrying amounts. Specifically, we concluded that our EMEA Security and EMEA Fire reporting units within the ADT Worldwide and Fire Protection Services segments, our Electrical and Metal Products reporting unit within the Electrical and Metal Products segment and our ACVS, Life Safety and Sensormatic Retail Solutions ("SRS") reporting units within the Safety Products segment experienced triggering events such that the carrying values of these reporting units likely exceeded their fair values. Furthermore, we determined that certain indefinite-lived intangible assets required impairment testing based on the underlying events and circumstances described as well as the continued deterioration of the business environment related to the retailer end market of our ADT Worldwide and Safety Products segments. As a result of the triggering events, we performed long-lived asset, goodwill and intangible asset impairment tests for these reporting units and certain of our trade names and franchise rights.

Fair value of each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. In determining fair value, management relied on and considered a number of factors, including operating results, business plans, economic projections including the timing for an economic recovery, cash flow forecasts, market data, and our overall market capitalization. Based on the factors described above, actual and anticipated reductions in demand for the reporting unit's products and services as well as increased risk due to economic uncertainty, the estimates of future cash flows used in the second quarter of 2009 discounted cash flow analyses were revised downward from our most recent test conducted during the fiscal fourth quarter of 2008. Furthermore, the range of the weighted-average cost of capital utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for our products and services. The results of the goodwill impairment tests indicated that the implied goodwill amount was less than the carrying amount of goodwill for each of the aforementioned reporting units. We recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in our Consolidated Statements of Operations for the quarter ended March 27, 2009.

Indefinite-lived intangible assets consisting primarily of trade names and franchise rights were tested for impairment using either a relief from royalty method or excess earnings method, which include the selection of appropriate discount rates, royalty rates and terminal year growth rate assumptions and estimates of the amount and timing of future cash flows attributable to the underlying intangible assets. Also, during the second quarter of 2009, our estimates of future cash flows used in determining the fair value of our Safety Products segment Sensormatic tradename as well as certain ADT Worldwide segment franchise rights were revised downward relative to the estimates used in our tests during the fourth quarter of 2008. The results of the impairment test indicated that the Safety Products Sensormatic tradename and ADT Worldwide franchise rights estimated fair values were less than their respective carrying amounts. As a result, we recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in our Consolidated Statements of Operations for the quarter ended March 27, 2009.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets—Tyco considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition. The Company depreciates its pooled subscriber system assets (primarily in North America) and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Provisions for anticipated losses are made in the period in which they become determinable.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/ or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Asbestos-Related Contingencies and Insurance Receivables—We and certain of our subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. We estimate the liability and corresponding insurance recovery for pending and future claims and defense costs predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, we use multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. We have concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens.

In connection with the recognition of liabilities for asbestos-related matters, we record asbestos-related insurance recoveries that are probable. The estimate of asbestos-related insurance recoveries represents estimated amounts due to us for previously paid and settled claims and the probable reimbursements relating to estimated liability for pending and future claims. In determining the amount of insurance recoverable, we consider a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Annually, we perform a detailed analysis with the assistance of outside legal counsel and other experts to review and update as appropriate the underlying assumptions used in the estimated asbestos-related assets and liabilities. On a quarterly basis, we re-evaluate the assumptions used to perform the annual analysis and record an expense as necessary to reflect changes in the estimated liability and related insurance asset. See Note 14 to the financial statements for a discussion of management's judgments applied in the recognition and measurement of asbestos-related assets and liabilities.

Income Taxes—In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more-likely-than-not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the affect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. In the first step of the goodwill impairment test, we compare the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital for market participants. A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), is used to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, we compare the implied fair value of a reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Based on our most recent annual goodwill impairment assessment performed during the fourth quarter of fiscal 2010, we determined that none of our reporting units with significant goodwill were at risk of failing step one of the goodwill impairment test.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

- A prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end markets;
- An economic recovery that significantly differs from our assumptions in timing or degree;
- Volatility in equity and debt markets resulting in higher discount rates; and
- Unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Long-Lived Assets—Asset groups held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset group may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions resulting in actuarial gains and losses. For active plans, such actuarial gains and losses will be amortized over the average expected service period of the participants and in the case of inactive plans over the average remaining life expectancy of participants. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase the present value of pension obligations by approximately $89 million and increase our annual pension expense by approximately $7 million. We consider the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $8 million.

Liquidity and Capital Resources

A fundamental objective of the Company is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of its core businesses around the world. The primary source of funds to finance our operations and capital expenditures is cash generated by operations. In addition, we maintain a commercial paper program, have access to committed revolving credit lines and have access to equity and debt capital from public and private sources. We continue to balance our operating, investing and financing uses of cash through investment in our core businesses, strategic acquisitions and divestitures, dividends and share repurchases. We believe our cash position, amounts available under our credit facilities and cash provided by operating activities will be adequate to cover our operational and business needs.

We had $1.8 billion and $2.4 billion of cash and cash equivalents as of September 24, 2010 and September 25, 2009, respectively. Cash generated by operating activities increased to $2.6 billion for the 2010 fiscal year compared to $2.4 billion in fiscal 2009. Cash used in investing activities was $1.8 billion for the 2010 fiscal year compared to $1.3 billion in fiscal 2009. Cash used in financing activities was $1.4 billion for the 2010 fiscal year compared to $0.3 billion in fiscal 2009.

As of September 24, 2010, our shareholder's equity was $14.1 billion and our total debt was $4.2 billion. In addition, we had lines of credit totaling approximately $1.7 billion, none of which were drawn. Our ratio of total debt to total capital (the sum of our short- and long-term debt and shareholders' equity) was 23% at September 24, 2010 and 25% at September 25, 2009. This ratio is a measure of our long-term liquidity and is an indicator of financial flexibility.

We continue to monitor market conditions and assess the impact, if any, on our financial position, results of operations and cash flows. More than 95% of our U.S. and non-U.S. funded pension plans are invested in marketable investments, including publicly-traded equity and fixed income securities. Our funding policy is to make contributions in accordance with the laws and customs of the various countries in which we operate as well as to make discretionary contributions from time to time. We anticipate that we will contribute at least the minimum required to our pension plans in 2011 of $12 million for the U.S. plans and $52 million for non-U.S. plans. We also anticipate making discretionary contributions of approximately $20 million to our U.S. plans during 2011.

Cash flow from operating activities

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 were as follows ($ in millions):

	2010	2009	2008
Cash flows from operating activities:			
Operating income (loss)	$1,598	$(1,506)	$ 1,896
Goodwill and intangible asset impairments	—	2,705	10
Non-cash restructuring and asset impairment charges, net	(1)	23	34
(Gain) loss on divestitures	(41)	13	—
Depreciation and amortization[1]	1,203	1,126	1,148
Non-cash compensation expense	120	103	99
Deferred income taxes	(129)	(90)	(99)
Provision for losses on accounts receivable and inventory	127	156	133
Loss (gain) on the retirement of debt	87	(2)	258
Other, net	(49)	59	(121)
Class action settlement liability	—	—	(3,020)
Net change in working capital	106	128	(640)
Interest income	31	44	112
Interest expense	(284)	(301)	(396)
Income tax expense	(138)	(71)	(326)
Net cash provided by (used in) operating activities	$2,630	$ 2,387	$ (912)
Other cash flow items:			
Capital expenditures, net[2]	$ (689)	$ (690)	$ (697)
(Increase) decrease in the sale of accounts receivable	(2)	10	14
Accounts purchased by ADT	(559)	(543)	(376)
Purchase accounting and holdback liabilities	(3)	(2)	(2)
Voluntary pension contributions	—	22	4

(1) Includes depreciation expense of $654 million, $610 million, and $620 million in 2010, 2009 and 2008, respectively, and amortization of intangible assets of $549 million, $516 million and $528 million in 2010, 2009 and 2008, respectively.

(2) Includes net proceeds received for the sale/disposition of property, plant and equipment of $29 million, $12 million and $25 million in 2010, 2009 and 2008, respectively.

The net change in working capital increased operating cash flow by $106 million in 2010. The components of this change are set forth in detail in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $119 million increase in accounts payable and an $88 million decrease in prepaid and other current assets which were partially offset by a $108 million increase in inventories.

The net change in working capital increased operating cash flow by $128 million in 2009. The components of this change are set forth in detail in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $346 million decrease in inventory, a $191 million decrease in accounts receivable, a $106 million net decrease in contracts in progress, partially offset by a $337 million decrease in accounts payable and a $138 million decrease in income taxes, net.

The net change in working capital decreased operating cash flow by $640 million in 2008. The components of this change are set forth in detail in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $186 million increase in accounts receivable, a $140 million increase in inventories and a $155 million decrease in accrued and other liabilities.

During 2010, 2009 and 2008 we paid approximately $160 million (inclusive of $2 million relating to the French security business being classified as held for sale), $152 million and $186 million, respectively, in cash related to restructuring activities. See Note 3 to our Consolidated Financial Statements for further information regarding our restructuring activities.

Income taxes paid, net of refunds, related to continuing operations were $255 million, $281 million and $489 million in 2010, 2009 and 2008, respectively.

Cash flow from investing activities

We made capital expenditures of $718 million, $702 million and $722 million during 2010, 2009 and 2008. The level of capital expenditures in fiscal year 2011 is expected to exceed the spending levels in fiscal year 2010 and is also expected to exceed depreciation.

During 2010, 2009 and 2008, we paid approximately $559 million, $543 million and $376 million of cash, respectively, to acquire approximately 501,000, 512,000 and 370,000 customer contracts for electronic security services within our ADT Worldwide segment.

During 2010, net cash paid for Broadview Security totaled $448 million by the Company's ADT Worldwide segment. In addition to the net cash paid to acquire Broadview Security, we issued approximately $1.4 billion of common shares as consideration. We paid cash for other acquisitions included in continuing operations totaling $152 million, net of cash acquired of $1 million. Additionally, our Flow Control segment acquired two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo-Hidraulico Ltda ("Hiter"), a valve manufacturer which serves a variety of industries including the oil and gas, chemical and petrochemical markets. Net cash paid for the Brazilian valve companies totaled $104 million. Our Electrical and Metal Products segment acquired certain assets of a business for $39 million and our Safety Products segment acquired a business for $9 million.

During 2010, we received cash proceeds, net of cash retained in the amount of $21 million for divestitures included in continuing operations primarily within our Safety Products, Flow Control, and ADT Worldwide segments.

During the second quarter of 2008, Tyco released $2,960 million of funds placed in escrow during the third quarter of 2007 as well as $60 million of interest earned on those funds for the benefit of the class stipulated in the court's final order related to the class action settlement of claims alleging securities fraud for actions taken by former senior management.

Cash flow from financing activities

On May 5, 2010, Tyco International Finance, S.A. ("TIFSA"), our finance subsidiary, issued $500 million aggregate principal amount of 3.375% notes due on October 15, 2015, which are fully and unconditionally guaranteed by us, and received net cash proceeds of approximately $495 million.

On May 28, 2010, we used the net proceeds of the aforementioned offering and additional cash on hand to redeem notes which aggregated $878 million in principal amount. The notes that were redeemed were TIFSA's 6.375% notes due 2011, its 7% notes due 2028 and its 6.875% notes due 2029.

On October 5, 2009, TIFSA issued $500 million aggregate principal amount of 4.125% notes due on October 15, 2014, which are fully and unconditionally guaranteed by us, and received net cash proceeds of approximately $495 million.

Net repayments of short-term debt were approximately $243 million in 2010, which primarily related to the extinguishment of $200 million of outstanding commercial paper during the first quarter of 2010. As of September 24, 2010, there was no commercial paper outstanding. Additionally, repayments of long-term debt were $962 million, which primarily related to the redemption of all of the 6.375% public notes due 2011, 7% notes due 2028, and 6.875% notes due 2029. The repayments of long-term debt were more than offset by approximately $1.0 billion of proceeds received from the issuance of long-term debt.

Pursuant to our share repurchase program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations. During the year ended September 24, 2010, we repurchased approximately 24 million common shares of the remaining $900 million authorized under our $1.0 billion share repurchase program approved by our board of directors on July 10, 2008. See Note 16 to the Consolidated Financial Statements. On September 8, 2010, the Board of Directors approved a new $1.0 billion share repurchase program ("2010 Share Repurchase Program").

On March 10, 2010, our shareholders approved an annual dividend on our common shares of CHF 0.90 per share, which is being paid in the form of a return on capital in four installments of CHF 0.22, CHF 0.22, CHF 0.23 and CHF 0.23 through February 2011. During 2010, 2009 and 2008 we paid cash dividends of approximately $416 million, $388 million and $292 million, respectively.

Management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future, including quarterly dividend payments and share repurchases.

Commitments and Contingencies

Contractual Obligations

Contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable operating leases and other obligations as of September 24, 2010 are as follows ($ in millions):

	Fiscal Year						
	2011	2012	2013	2014	2015	Thereafter	Total
Debt principal[1]	$ 516	$ —	$ —	$656	$500	$2,379	$4,051
Interest payments[2]	235	219	219	199	169	632	1,673
Capital leases[3]	21	5	5	6	6	35	78
Operating leases	254	194	131	86	56	155	876
Purchase obligations[4]	488	6	3	—	—	—	497
Total contractual cash obligations[5]	$1,514	$424	$358	$947	$731	$3,201	$7,175

(1) Excludes debt discount, swap activity and interest.

(2) Interest payments consist of interest on our fixed interest rate debt and exclude the impact of our interest rate swaps. As of September 24, 2010, we had swapped an aggregate of approximately $1.5 billion of fixed for floating rate debt.

(3) Excludes interest.

(4) Purchase obligations consist of commitments for purchases of goods and services.

(5) Other long-term liabilities excluded from the above contractual obligation table primarily consist of the following: pension and postretirement costs, income taxes, warranties and environmental liabilities. We are unable to estimate the timing of payment for these items due to the inherent uncertainties related to these obligations. However, the minimum required contributions to our pension plans are expected to be approximately $64 million in 2011 and we expect to pay $6 million in 2011 related to postretirement benefit plans. In addition, we expect to make a payment of $156 million for resolution of certain of the outstanding IRS audit matters within the next twelve months (see Note 6). As of September 24, 2010, we recorded gross unrecognized tax benefits of $318 million and gross interest and penalties of $63 million. We are unable to make a reasonably reliable estimate of the timing for the payments in future years of such unrecognized tax benefits; therefore, such amounts have been excluded from the above contractual obligation table. However, based on the current status of our income tax audits, we believe that is reasonably possible that between $18 million and $140 million in unrecognized tax benefits may be resolved in the next twelve months.

As of September 24, 2010, we had total commitments of $1.69 billion under our revolving credit facilities, $500 million of which expires on June 24, 2011 and $1.19 billion of which expires on April 25, 2012. As of September 24, 2010, there were no amounts drawn under these revolving credit facilities.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of our debt to earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business.

In May 2008, TIFSA commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 24, 2010, TIFSA had no commercial paper outstanding.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

In connection with the Separation, we entered into a liability sharing agreement regarding certain actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement and Tax Sharing Agreement, we have assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which, as of September 24, 2010, primarily relate to tax contingencies and potential actions with respect to the spin-offs or the distributions made or brought by any third party.

Backlog

As of September 24, 2010 we had a backlog of unfilled orders of $9.5 billion compared to a backlog of $8.9 billion as of September 25, 2009. We expect that approximately 87% of our backlog as of September 24, 2010 will be filled during the next 12 months. Backlog by segment was as follows ($ in millions):

	September 24, 2010	September 25, 2009
ADT Worldwide	$6,589	$5,916
Flow Control	1,482	1,646
Fire Protection Services	1,196	1,171
Electrical and Metal Products	88	72
Safety Products	121	102
	$9,476	$8,907

Backlog increased $569 million, or 6.4%, to $9.5 billion as of September 24, 2010. The increase in backlog was primarily due to an increase in recurring revenue-in-force in our ADT Worldwide segment, partially offset by decreased bookings in our Flow Control segment. ADT Worldwide's backlog includes recurring revenue-in-force and long-term deferred revenue for upfront fees paid by customers for ADT owned security systems. Revenue-in-force represents 12 months' revenue associated with monitoring and maintenance services under contract in the security business. ADT Worldwide's backlog of $6.6 billion and $5.9 billion as of September 24, 2010 and September 25, 2009, respectively, consists primarily of $4.8 billion and $4.0 billion of recurring revenue-in-force as of September 24, 2010 and September 25, 2009, respectively, and $1.1 billion of deferred revenue for both September 24, 2010 and September 25, 2009. ADT Worldwide's backlog increased $673 million primarily driven by an increase in revenue-in-force of $724 million, including $540 million estimated to be contributed by the Broadview Security acquisition, and favorable changes in foreign currency of $15 million. These increases were partially offset by a decrease in bookings of $48 million in our ADT EMEA operations and a reduction in deferred revenue of $36 million. Flow Control's backlog decreased by $164 million primarily due to decreased bookings of $162 million as several large projects were completed during fiscal 2010. Fire Protection's backlog increased by $25 million primarily due to an increase of $100 million in the Asia-Pacific region and favorable changes in foreign currency of $14 million. These increases were partially offset by decreases experienced in EMEA and North America of $57 million and $18 million, respectively. Backlog within Safety Products increased $19 million primarily as a result of increased orders across various businesses.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Certain of our international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under our international accounts receivable programs was not material as of September 24, 2010, September 25, 2009 or September 26, 2008.

Guarantees

Certain of our business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on our financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the Separation, we recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. See Note 6 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement. In addition, prior to the Separation we provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. To the extent these guarantees were not assigned in connection with the Separation, we assumed primary liability on any remaining such support. These obligations were not material to us as of September 24, 2010.

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or cash flows. We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 14 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. We record estimated product warranty costs at the time of sale. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

As of September 24, 2010, we had total outstanding letters of credit and bank guarantees of approximately $740 million.

For a detailed discussion of guarantees and indemnifications, see Note 12 to the Consolidated Financial Statements.

Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission ("SEC"), or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating and tax efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions;
- the demand for Tyco's goods and services;
- competitive factors in the industries in which Tyco competes;
- changes in tax requirements (including tax rate changes, new tax laws or treaties and revised tax law interpretations);
- results and consequences of Tyco's internal investigations and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation, arbitrations and governmental proceedings;
- effect of income tax audit settlement and appeals;
- our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials, including steel and copper;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and Six Sigma initiatives;
- our ability to execute our portfolio refinement and acquisition strategies;
- potential further impairment of our goodwill, intangibles and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares;
- risks associated with the change in our Swiss incorporation, including the possibility of reduced flexibility with respect to certain aspects of capital management, increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits;
- changes in U.S. and non-U.S. government laws and regulations; and
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco International's Swiss incorporation or deny U.S. government contracts to Tyco based upon its Swiss incorporation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures to which we believe we are subject. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, foreign currency options, interest rate swaps, commodity swaps and forward commodity contracts. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having at least an A-/A3 long-term debt rating. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

Foreign Currency Exposures

We hedge our exposure to fluctuations in foreign currency exchange rates through the use of forward foreign currency exchange contracts. During 2010, our largest exposures to foreign exchange rates existed primarily with the Swiss franc, British pound, Euro, Australian dollar and Canadian dollar against the U.S. dollar. The market risk related to the forward foreign currency exchange contracts (excluding the dividend hedge contract discussed below) is measured by estimating the potential impact of a 10% change in the value of the U.S. dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 24, 2010. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in an immaterial net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in an immaterial net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Until the last payment is made in February 2011, Tyco intends to make dividend payments in the form of a reduction of capital denominated in Swiss francs. However, the Company expects to actually pay these dividends in U.S. dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid will increase or decrease the U.S. dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. A 10% appreciation of the U.S. dollar relative to the Swiss franc would result in a $21 million net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the Swiss franc would result in a $25 million net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the amount of the dividend we would be required to pay.

During the third quarter of 2010, Tyco International Finance, S.A. ("TIFSA"), the Company's finance subsidiary, entered into foreign currency exchange forward contracts to hedge its Euro denominated net investment. The aggregate notional amount of these hedges was approximately $255 million as of September 24, 2010. The potential impact from a 10% appreciation of the U.S.

dollar relative to the Euro would result in a $25 million net increase in other comprehensive income. Conversely, a 10% depreciation of the U.S. dollar relative to the Euro would result in a $30 million net decrease in other comprehensive income.

As of September 24, 2010, and September 25, 2009 $3.0 billion of intercompany loans have been designated as permanent in nature. For the fiscal years ended September 24, 2010 and September 25, 2009, we recorded $24 million and nil, respectively, of cumulative translation loss through accumulated other comprehensive loss related to these loans.

Interest Rate Exposures

Our long-term debt portfolio primarily consists of fixed-rate instruments. The Company manages its interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which were designated as fair value hedges for accounting purposes. During the third quarter of 2009, first quarter of 2010 and third quarter of 2010, the Company entered into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting the interest rates on $1.4 billion, $500 million, and $501 million, respectively of fixed-rate debt to variable rates. In these contracts, the Company agreed with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the redemption of all of the 6.375% public notes due 2011 during the third quarter of 2010, the Company terminated the corresponding interest rate swaps. As of September 24, 2010 and September 25, 2009, the total gross notional amount of the Company's interest rate swap contracts was $1.5 billion and $1.4 billion, respectively. A 100 basis point increase in interest rates relative to interest rates as of September 24, 2010 would result in a $37 million net decrease in the fair value of the contracts. Conversely, a 100 basis point decrease in interest rates relative to interest rates as of September 24, 2010 would result in a $38 million net increase in the fair value of the contracts.

Commodity Exposures

We are exposed to volatility in the prices of raw materials used in some of our products and may, in limited circumstances, enter into hedging contracts to manage those exposures. These exposures are monitored as an integral part of our risk management program. During 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company's financial position, results of operations or cash flows. Additionally, a 100 basis point increase or decrease in the price of copper as of September 24, 2010 would not have a material impact on the Company's financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 24, 2010, September 25, 2009 and September 26, 2008

Consolidated Balance Sheets as of September 24, 2010 and September 25, 2009

Consolidated Statements of Shareholders' Equity for the years ended September 24, 2010, September 25, 2009 and September 26, 2008

Consolidated Statements of Cash Flows for the years ended September 24, 2010, September 25, 2009 and September 26, 2008

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the Consolidated Financial Statements and related Notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 23 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 24, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as and when required.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 24, 2010 that have materially affected, or are reasonably likely to materially affect, these internal controls.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 24, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal controls over financial reporting as of September 24, 2010.

Our internal control over financial reporting as of September 24, 2010, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the Consolidated Financial Statements included in this Form 10-K, and their report is also included in this Form 10-K.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the proposal regarding the election of directors and under the captions "—Committees of the Board of Directors," and "—Executive Officers" in our definitive proxy statement for our 2011 Annual General Meeting of Shareholders (the "2011 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2011 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Governance of the Company" in our 2011 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Governance of the Company" of our 2011 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2011 Proxy Statement set forth under the captions "Executive Officer Compensation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2011 Proxy Statement set forth under the captions "Governance of the Company" and "Committees of the Board" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2011 Proxy Statement set forth under the proposal related to the election of auditors is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s current Report on Form 8-K filed on July 6, 2007).
2.2	Investment Agreement, dated as of November 9, 2010, among Tyco International Ltd., Tyco International Holding S.à.r.l., Atkore International Group Inc. and CD&R Allied Holdings, L.P. (incorporated by reference to Exhibit 2.1 to Tyco International Ltd's Current Report on Form 8-K filed on November 10, 2010).
3.1	Memorandum of Association of Tyco International Ltd. (Tyco International AG) (Tyco International SA), amended to reflect change in par value of registered shares (Filed herewith).
3.2	Organizational Regulations (Incorporated by reference to Exhibit 3.2 of Tyco International Ltd.'s Current Report on Form 8-K filed on March 17, 2009).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No.1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Supplemental Indenture No. 16, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.750% Notes due 2011 (Incorporated by reference to Exhibit 4.3 to Tyco International Group S.A.'s Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.3	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.4	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee relating to the co-obligor's 6.0% Notes due 2013 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.5	Supplemental Indenture 2008-2 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 6.875% Notes due 2021 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.6	Supplemental Indenture 2008-3 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 7.0% Notes due 2019 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).

Exhibit Number	
4.7	Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.8	Supplemental Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 8.5% notes due 2019 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.9	Second Supplemental Indenture, dated as of October 5, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 4.125% notes due 2014 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 5, 2009).
4.10	Third Supplemental Indenture, dated as of May 5, 2010, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 3.375% notes due 2015 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on May 5, 2010).
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Form S-8 (No. 333-80391) filed on June 10, 1999).(1)
10.2	Tyco International (US) Inc. Supplemental Executive Retirement Plan, amended and restated as of October 1, 2000, dated December 30, 2000 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.3	Second Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated February 14, 2002 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.4	Third Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated July 30, 2002 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.5	Amendments to the Tyco International Ltd. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.6	December 2003 Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.7	Amendment No. 2004-1 to the Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated April 30, 2004 (Incorporated by reference to Exhibit 10.8 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)

Exhibit Number	
10.8	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.9	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005, as amended (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).(1)
10.10	Edward D. Breen Employment Contract dated July 25, 2002, as amended (Incorporated by reference to Exhibit 99.1 to Tyco International Ltd.'s Current Report on Form 8-K filed December 19, 2008).(1)
10.11	Employment Offer Letter dated February 14, 2005 between Tyco International Ltd. and Christopher J. Coughlin (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on February 15, 2005).(1)
10.12	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.13	Tyco International Ltd. 2004 Stock and Incentive Plan amended and restated effective January 1, 2009 (Incorporated by reference to Appendix A to Tyco International Ltd.'s Definitive Proxy Statement on Schedule 14A for the Annual General Meeting of Shareholders on March 12, 2009 filed on January 16, 2009).(1)
10.14	Form of terms and conditions for Option Awards, Restricted Stock Awards, Restricted Unit Awards, Performance Share Awards under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.18 to Tyco International Ltd's Annual Report on Form 10-K for the year ended September 26, 2008).(1)
10.15	Form of revised terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2004 Stock and Incentive Plan (filed herewith).(1)
10.16	Form of terms and conditions for Restricted Stock Awards for Directors under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.17 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 25, 2009).(1)
10.17	Terms and conditions for Option Awards and Performance Share Awards granted to Christopher Coughlin under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 5, 2009).(1)
10.18	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan, as amended (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).(1)
10.19	Founders' Grant Option Award (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).(1)
10.20	Founders' Grant Restricted Unit Award (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).(1)
10.21	Credit Agreement, dated as of April 25, 2007, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on April 27, 2007).

Exhibit Number	
10.22	Amendment No. 2 to 364-Day Senior Bridge Loan Agreement, dated as of November 27, 2007, and Amendment No. 1 to Credit Agreement dated as of April 25, 2007, among Tyco International Ltd., a Bermuda company, Tyco International Finance S.A., a Luxembourg company, the Lenders party thereto and Citibank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed on November 27, 2007).
10.23	Three-Year Senior Unsecured Credit Agreement, dated June 24, 2008 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.24	Amendment No. 2, dated June 24, 2008, to Five-Year Senior Credit Agreement, dated April 25, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.25	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.26	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.27	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.28	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.29	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
21.1	Subsidiaries of Tyco International Ltd. (Filed herewith).
23.1	Consent of Deloitte & Touche LLP (Filed herewith).
24.1	Power of Attorney with respect to Tyco International Ltd. signatories (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
101	Financial statements from the Annual Report on Form 10-K of Tyco International Ltd. for the fiscal year ended September 24, 2010 formatted in XBRL: (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements.

(1) Management contract or compensatory plan.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ CHRISTOPHER J. COUGHLIN

Christopher J. Coughlin
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: November 12, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 12, 2010 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Timothy M. Donahue	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director
* Rajiv L. Gupta	Director

Name	Title
* John A. Krol	Director
* Dr. Brendan R. O'Neill	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Michael E. Daniels	Director
* R. David Yost	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF

Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.

Index to Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2010, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ CHRISTOPHER J. COUGHLIN
Edward D. Breen *Chairman and Chief Executive Officer*	Christopher J. Coughlin *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 24, 2010 and September 25, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 24, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 24, 2010 and September 25, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 24, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the new accounting guidance related to the measurement date of defined benefit pension and other postretirement plans effective September 27, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 24, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 11, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 11, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the internal control over financial reporting of Tyco International Ltd. and subsidiaries (the "Company") as of September 24, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 24, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended September 24, 2010 of the Company and our report dated November 11, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 11, 2010

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended September 24, 2010, September 25, 2009 and September 26, 2008
(in millions, except per share data)

	2010	2009	2008
Revenue from product sales	$ 9,990	$10,134	$12,602
Service revenue	7,026	6,748	7,131
Net revenue	17,016	16,882	19,733
Cost of product sales	7,164	7,314	8,858
Cost of services	3,572	3,556	3,922
Selling, general and administrative expenses	4,586	4,599	4,824
Goodwill and intangible asset impairments (see Note 9)	—	2,705	10
Restructuring, asset impairment and divestiture charges, net (see Notes 2 and 3)	96	214	223
Operating income (loss)	1,598	(1,506)	1,896
Interest income	31	44	112
Interest expense	(284)	(301)	(396)
Other expense, net	(75)	(7)	(223)
Income (loss) from continuing operations before income taxes	1,270	(1,770)	1,389
Income tax expense	(138)	(71)	(326)
Income (loss) from continuing operations	1,132	(1,841)	1,063
Income from discontinued operations, net of income taxes	7	47	491
Net income (loss)	1,139	(1,794)	1,554
Less: noncontrolling interest in subsidiaries net income	7	4	1
Net income (loss) attributable to Tyco common shareholders	$ 1,132	$(1,798)	$ 1,553
Amounts attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 1,125	$(1,845)	$ 1,062
Income from discontinued operations	7	47	491
Net income (loss) attributable to Tyco common shareholders	$ 1,132	$(1,798)	$ 1,553
Basic earnings per share attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 2.32	$ (3.90)	$ 2.19
Income from discontinued operations	0.01	0.10	1.02
Net income (loss) attributable to Tyco common shareholders	$ 2.33	$ (3.80)	$ 3.21
Diluted earnings per share attributable to Tyco common shareholders:			
Income (loss) from continuing operations	$ 2.31	$ (3.90)	$ 2.18
Income from discontinued operations	0.01	0.10	1.01
Net income (loss) attributable to Tyco common shareholders	$ 2.32	$ (3.80)	$ 3.19
Weighted average number of shares outstanding:			
Basic	485	473	484
Diluted	488	473	488

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 24, 2010 and September 25, 2009
(in millions, except per share data)

	2010	2009
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,775	$ 2,354
Accounts receivable, less allowance for doubtful accounts of $161 and $167, respectively	2,493	2,544
Inventories	1,443	1,370
Prepaid expenses and other current assets	936	963
Deferred income taxes	382	405
Assets held for sale	324	404
Total current assets	7,353	8,040
Property, plant and equipment, net	4,156	3,437
Goodwill	9,577	8,791
Intangible assets, net	3,446	2,643
Other assets	2,596	2,642
Total Assets	$27,128	$25,553
Liabilities and Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 536	$ 245
Accounts payable	1,340	1,198
Accrued and other current liabilities	2,671	2,438
Deferred revenue	618	588
Liabilities held for sale	103	277
Total current liabilities	5,268	4,746
Long-term debt	3,652	4,029
Deferred revenue	1,106	1,133
Other liabilities	3,001	2,691
Total Liabilities	13,027	12,599
Commitments and Contingencies (see Note 14)		
Tyco Shareholders' Equity:		
Common shares, CHF 6.70 par value, 814,801,671 shares authorized, 514,502,770 shares issued as of September 24, 2010; CHF 7.60 par value, 814,801,671 shares authorized, 479,346,720 shares issued as of September 25, 2009.	2,948	3,122
Common shares held in treasury, 26,097,158 and 5,182,984 shares, as of September 24, 2010 and September 25, 2009, respectively	(976)	(214)
Contributed surplus	12,121	10,940
Accumulated earnings (deficit)	312	(820)
Accumulated other comprehensive loss	(321)	(87)
Total Tyco Shareholders' Equity	14,084	12,941
Noncontrolling interest	17	13
Total Equity	14,101	12,954
Total Liabilities and Equity	$27,128	$25,553

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Year Ended September 24, 2010, September 25, 2009 and September 26, 2008
(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 16)	Common Shares $0.80 Par Value	Treasury Shares	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Tyco Shareholders' Equity	Non-controlling Interest	Total Equity
Balance as of September 28, 2007	496	$ —	$ 397	$ —	$ 9,189	$ 5,439	$ 34	$ 565	$15,624	$ 66	$15,690
Comprehensive income:											
Net income							1,553		1,553	1	1,554
Currency translation								(307)	(307)		(307)
Divestiture of subsidiary shares from noncontrolling interests, net										(52)	(52)
Unrealized loss on marketable securities and derivative instruments, net of income taxes								(5)	(5)		(5)
Retirement plans, net of income taxes								(21)	(21)		(21)
Total comprehensive income									1,220	(51)	1,169
Dividends declared							(313)		(313)		(313)
Share option exercised, including tax benefit of $2	2		2		47	2			51		51
Repurchase of common shares by subsidiary	(20)		(17)			(837)			(854)		(854)
Repurchase of common shares held in treasury	(5)			(192)					(192)		(192)
Compensation expense						97			97		97
Exchange of convertible debt						10			10		10
Cumulative effect of adopting a new accounting principle (see Note 6)							(79)		(79)		(79)
Other (see Note 2)							(70)		(70)	(1)	(71)
Balance as of September 26, 2008	473	$ —	$ 382	$(192)	$ 9,236	$ 4,711	$ 1,125	$ 232	$15,494	$ 14	$15,508
Comprehensive income:											
Net loss							(1,798)		(1,798)	4	(1,794)
Currency translation								(203)	(203)		(203)
Unrealized gain on marketable securities and derivative instruments, net of income taxes of $5 million								9	9		9
Retirement plans, net of income tax benefit of $107 million (see Note 18)								(220)	(220)		(220)
Total comprehensive loss									(2,212)	4	(2,208)
Change of Domicile (see Note 16)											
Reclassification of shares owned by subsidiaries and cancellation of common shares held in treasury		1		(54)		53			—		—
Reverse share split and issuance of fully paid up shares		3,498	(382)		(3,116)				—		—
Reallocation of share premium to contributed surplus					(6,120)	6,120			—		—
Dividends declared (see Note 16)		(377)					(95)		(472)		(472)
Shares issued from treasury for vesting of share based equity awards and other related tax effects	1			32		(38)			(6)		(6)
Repurchase of common shares by subsidiary						(3)			(3)		(3)
Compensation expense						103			103		103
Cumulative effect of adopting a new accounting principle, net of income tax benefit of $2 million and income taxes $28 million, respectively, (See Note 15)							(5)	61	56		56
Other						(6)	(47)	34	(19)	(5)	(24)
Balance as of September 25, 2009	474	$3,122	$ —	$(214)	$ —	$10,940	$ (820)	$ (87)	$12,941	$ 13	$12,954

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
For the Year Ended September 24, 2010, September 25, 2009 and September 26, 2008
(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 16)	Treasury Shares	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Tyco Shareholders' Equity	Non-controlling Interest	Total Equity
Balance as of September 25, 2009	474	$3,122	$(214)	$10,940	$ (820)	$ (87)	$12,941	$13	$12,954
Comprehensive income:									
Net income					1,132		1,132	7	1,139
Currency translation, net of taxes of $7 million						(201)	(201)		(201)
Retirement plans, net of taxes of $14 million						(33)	(33)		(33)
Total comprehensive income							898	7	905
Dividends declared (see Note 16)		(415)					(415)		(415)
Acquisition of Brinks Home Security Inc. (see Note 4)									
Issuance of shares	35	241	2	1,119			1,362		1,362
Replacement of share based equity awards issued				27			27		27
Shares issued from treasury for vesting of share based equity awards	3		136	(87)			49		49
Repurchase of common shares by treasury	(24)		(900)				(900)		(900)
Compensation expense				122			122		122
Other								(3)	(3)
Balance as of September 24, 2010	488	$2,948	$(976)	$12,121	$ 312	$(321)	$14,084	$17	$14,101

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 24, 2010, September 25, 2009 and September 26, 2008
($ in millions)

	2010	2009	2008
Cash Flows From Operating Activities:			
Net income (loss) attributable to Tyco common shareholders	$ 1,132	($1,798)	$ 1,553
Noncontrolling interest in subsidiaries net income	7	4	1
Income from discontinued operations, net of income taxes	(7)	(47)	(491)
Income (loss) from continuing operations	1,132	(1,841)	1,063
Adjustments to reconcile net cash provided by operating activities:			
Goodwill and intangible asset impairments	—	2,705	10
Depreciation and amortization	1,203	1,126	1,148
Non-cash compensation expense	120	103	99
Deferred income taxes	(129)	(90)	(99)
Provision for losses on accounts receivable and inventory	127	156	133
Loss (gain) on the retirement of debt	87	(2)	258
Non-cash restructuring and asset impairment charges, net	(1)	23	34
(Gains) losses on divestitures	(41)	13	—
(Gains) losses on investments, net	(11)	(11)	14
Debt and refinancing cost amortization	21	25	59
Other non-cash items	16	52	29
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(22)	191	(186)
Contracts in progress	(32)	106	(26)
Inventories	(108)	346	(140)
Prepaid expenses and other current assets	88	2	9
Accounts payable	119	(337)	(6)
Accrued and other liabilities	58	(46)	(155)
Income taxes, net	12	(138)	(83)
Class action settlement liability	—	—	(3,020)
Other	(9)	4	(53)
Net cash provided by (used in) operating activities	2,630	2,387	(912)
Net cash provided by discontinued operating activities	27	34	22
Cash Flows From Investing Activities:			
Capital expenditures	(718)	(702)	(722)
Proceeds from disposal of assets	29	12	25
Acquisition of businesses, net of cash acquired	(600)	(48)	(347)
Accounts purchased by ADT	(559)	(543)	(376)
Divestiture of businesses, net of cash retained	21	2	1
Class action settlement escrow	—	—	2,960
Decrease in investments	59	17	32
Decrease (increase) in restricted cash	7	1	(17)
Other	(14)	(1)	(1)
Net cash (used in) provided by investing activities	(1,775)	(1,262)	1,555
Net cash (used in) provided by discontinued investing activities	(12)	59	902
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	—	26	16
Repayment of short-term debt	(243)	(552)	(377)
Proceeds from issuance of long-term debt	1,001	3,424	3,864
Repayment of long-term debt	(962)	(2,890)	(4,050)
Proceeds from exercise of share options	49	1	49
Dividends paid	(416)	(388)	(292)
Repurchase of common shares by subsidiary	—	(3)	(854)
Repurchase of common shares by treasury	(900)	—	(192)
Transfer from discontinued operations	15	93	928
Other	15	9	(72)
Net cash used in financing activities	(1,441)	(280)	(980)
Net cash used in discontinued financing activities	(15)	(93)	(924)
Effect of currency translation on cash	7	(10)	(38)
Net (decrease) increase in cash and cash equivalents	(579)	835	(375)
Cash and cash equivalents at beginning of period	2,354	1,519	1,894
Cash and cash equivalents at end of period	$ 1,775	$ 2,354	$ 1,519
Supplementary Cash Flow Information:			
Interest paid	$ 267	$ 294	$ 313
Income taxes paid, net of refunds	$ 255	$ 281	$ 489
Supplementary Non-Cash Investing Information:			
Issuance of shares in connection with the acquisition Brinks Home Security, Inc.	$ 1,362	$ —	$ —
Supplementary Non-Cash Financing Information:			
Conversion of debt to common shares	$ —	$ —	$ 10

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a corporation organized under the laws of Switzerland, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD") and in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain information described under article 663-663h of the Swiss Code of Obligations has been presented in the Company's Swiss statutory financial statements for the period ended September 24, 2010. Unless otherwise indicated, references in the Consolidated Financial Statements to 2010, 2009 and 2008 are to Tyco's fiscal year ended September 24, 2010, September 25, 2009 and September 26, 2008, respectively.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. During 2008, the Company incurred pre-tax costs related to the Separation of $275 million. Of this amount, $4 million is included in selling, general and administrative expenses for 2008. Additionally, $258 million in 2008 is related to loss on early extinguishment of debt and is included in other expense, net. Separation costs included in interest expense, net during 2008 were $47 million related to the write-off of unamortized credit facility fees. Also during 2010, 2009 and 2008, $8 million of income, $14 million of expense and $34 million of income, respectively, relating to the Tax Sharing Agreement is included in other expense, net.

Revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems is classified as revenue from product sales. In reporting periods prior to the first quarter of fiscal 2010, revenue related to the sale of electronic tags and labels utilized in retailer anti-theft systems was misclassified as service revenue. Such item had no effect on net revenue, operating income (loss), net income (loss) and cash flows. No changes have been made to previously filed financial statements or in the comparative amounts presented herein, as the effect in prior periods is not material. Revenue related to the sale of such electronic tags and labels reflected as service revenue was $286 million and $364 million in 2009 and 2008, respectively, and related cost of services was $176 million and $221 million in 2009 and 2008, respectively.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009 and 2008 were all 52-week years. Fiscal 2011 will be a 53-week year which will end on September 30, 2011.

Principles of Consolidation—Tyco is a holding company which conducts its business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities in which the Company bears a majority of the risk of the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal. References to the segment data are to the Company's continuing operations.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

asset impairments, useful lives for depreciation and amortization, loss contingencies (including legal, environmental and asbestos reserves), net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, billings for monitoring and maintenance services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using each deliverable's relative fair value. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the relative fair value method or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

For transactions in which the Company retains ownership of the subscriber system asset, fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term. Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the customer relationship.

While the Company does not expect situations where fair value cannot be objectively determined for sales of security systems and services, if such cases were to arise, the Company's policy is to recognize revenue for all elements over the contract life.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

At September 24, 2010 and September 25, 2009, accounts receivable and other long-term receivables included retainage provisions of $62 million and $66 million, respectively, of which $45 million and $46 million are unbilled, respectively. These retainage provisions consist primarily of fire protection contracts and become due upon contract completion and acceptance. As of September 24, 2010 the retainage provision included $50 million that is expected to be collected during fiscal 2011.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales, which amounted to $131 million, $116 million and $125 million for 2010, 2009 and 2008, respectively. Research and development expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses, which amounted to $164 million, $131 million and $142 million for 2010, 2009 and 2008, respectively.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss in shareholders' equity.

Gains and losses resulting from foreign currency transactions, including the impact of foreign currency derivatives related to operating activities and dividends declared in Swiss francs, are reflected in selling, general and administrative expenses and other expense, net, respectively.

Cash and Cash Equivalents—All highly liquid investments with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, Plant and Equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2010, 2009 and 2008 was $654 million, $610 million and $620 million, respectively. Maintenance and repair expenditures are charged to expense when

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements . .	5 to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	2 to 20 years

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's residence or place of business. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as non-current assets and are included in other assets within the Consolidated Balance Sheets.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. The Company depreciates its pooled subscriber system assets (primarily in North America) and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Long-Lived Asset Impairments—Tyco reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 9). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2010.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using market participants' weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Indefinite lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using either a relief from royalty method or excess earnings method.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship.

The estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles is 15 years. The Company amortizes dealer intangible assets on an accelerated basis. Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks, copyrights and unpatented technology, are amortized on a straight-line basis over 4 to 40 years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to accumulated other comprehensive loss within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but does not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations and was not material in any period presented.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. Warranty period terms range from 90 days up to 15 years. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Asbestos-Related Contingencies and Insurance Receivables—The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets as of September 24, 2010 and September 25, 2009 was to reduce the obligation by $21 million and $20 million, respectively. The Company maintains captive insurance companies to manage certain of its insurable liabilities. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company may use interest rate swaps, currency swaps, forward and option contracts and commodity swaps to manage risks generally associated with interest rate risk, foreign exchange risk and commodity prices. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items related to operating activities are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Derivatives used to economically hedge dividends declared in Swiss francs are reported in the Company's Consolidated Statements of Operations as part of other expense, net along with offsetting transaction gains and losses on the items being hedged. Derivatives used to manage the exposure to changes in interest rates are reported in interest expense along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of accumulated other comprehensive loss to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in accumulated other comprehensive loss and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The Company classifies cash flows associated with the settlement of derivatives consistent with the nature of the transaction being hedged. The Company did not have any cash flow hedges during 2010. The ineffective portion of all hedges, if any, is recognized currently in earnings as noted above. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

Reclassifications—Certain prior period amounts have been reclassified to conform with the current period presentation. Specifically, the Company has reclassified certain businesses which have satisfied the criteria to be presented as discontinued operations to income from discontinued operations in the Consolidated Statements of Operations and assets and liabilities held for sale within the Consolidated Balance Sheets. See Note 2. Additionally, the Company has realigned certain business operations in the first quarter of fiscal 2010, resulting in prior period segment amounts being recast. See Note 19.

Recently Adopted Accounting Pronouncements—In December 2008, the FASB issued authoritative guidance for employers' disclosures about postretirement benefit plan assets. The guidance requires additional disclosures about plan assets related to an employer's defined benefit pension or other post-retirement plans to enable investors to better understand how investment decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and the significant concentrations of risk within plan assets. The disclosure provisions of the guidance were adopted concurrent with the pension disclosures associated with the Company's annual valuation process during the fourth quarter of fiscal 2010. The adoption did not impact the Company's financial position, results of operations or cash flows. See Note 15.

In June 2008, the Financial Accounting Standards Board ("FASB") ratified authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. The guidance addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method. The guidance requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. The guidance became effective for Tyco in the first quarter of fiscal 2010, and was applied retrospectively to prior periods. The adoption

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

did not have a material impact on the Company's historical annual or quarterly basic and diluted earnings per share. See Note 7 for additional information related to thc adoption of the guidance.

In December 2007, the FASB revised the authoritative guidance for business combinations. The revised guidance retains the underlying concepts of the existing guidance in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. The revised guidance also expands required disclosures surrounding the nature and financial effects of business combinations. The revised guidance was adopted by the Company in the first quarter of fiscal 2010, which did not have a material impact on the Company's financial position, results of operations or cash flows. The revised guidance is primarily effective for all business combinations beginning in the first quarter of fiscal 2010 and thereafter, including the acquisition of Broadview Security. See Note 4.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests in consolidated financial statements. The guidance requires the recognition of a noncontrolling interest (minority interest prior to the adoption of the guidance) as equity in the Consolidated Financial Statements. The amount of net income attributable to the noncontrolling interest should be included in consolidated net income on the face of the Consolidated Statements of Operations. The guidance also amends certain existing consolidation procedures in order to achieve consistency with the requirements of the revised authoritative guidance for business combinations discussed above. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The guidance was adopted by Tyco in the first quarter of fiscal 2010 and was applied retrospectively. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. The guidance was adopted in two phases. Tyco adopted the fair value provisions relating to financial assets and liabilities in the first quarter of 2009 and for nonfinancial assets and liabilities in the first quarter of fiscal 2010. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2008, the FASB issued authoritative guidance for determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The guidance became effective for Tyco in the first quarter of fiscal 2010. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements—In September 2009, the FASB issued authoritative guidance for the accounting for revenue arrangements with multiple deliverables. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific evidence nor third-party evidence is available. The guidance requires arrangements under which multiple revenue generating activities to be performed be allocated at inception. The residual method under the existing accounting guidance has been eliminated. The guidance expands the disclosure requirements related to multiple-deliverable revenue arrangements. The guidance becomes effective for revenue arrangements entered into or materially modified beginning in the first quarter of fiscal 2011. The guidance applies on a prospective basis. The Company believes that the guidance will not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued authoritative guidance which amended the existing guidance for the consolidation of variable interest entities, to address the elimination of the concept of a qualifying special purpose entity. The guidance also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the guidance requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The guidance is effective for Tyco in the first quarter of fiscal 2011. The Company believes that the guidance will not have a material impact on its financial position, results of operations or cash flows.

2. Divestitures

The Company has continued to assess the strategic fit of its various businesses and has pursued divestiture of certain businesses which do not align with its long-term strategy.

During the third quarter of 2010, the Board of Directors approved a plan to pursue a tax-free spin-off of Tyco's Electrical and Metal Products business. On November 9, 2010, the Company announced an agreement to sell a 51% interest in its Electrical and Metal Products business. In connection with this announcement, the Company no longer plans to pursue the tax-free spin-off of our Electrical and Metal Products business as proposed on April 27, 2010. See Note 25.

During the fourth quarter of 2009, the Company approved a plan to sell its French security business, which was part of the Company's ADT Worldwide segment. This business has been classified as held for sale as of September 25, 2009; however, its results of operations were presented in continuing operations as the criteria to be presented as discontinued operations were not met. During the second quarter of 2010, the Company completed the sale and recorded a $53 million pre-tax gain within restructuring, asset impairment and divestiture charges, net in the Company's Consolidated Statement of Operations.

During the third quarter of 2008, the Company approved a plan to sell a business in its Safety Products segment. This business had been classified as held for sale in the Company's historical Consolidated Balance Sheet. During the second quarter of 2009, due to a change in strategy by management, the Company decided not to sell the business. As a result, the business no longer satisfied the requirements to be classified as held for sale. The Company measured the business at the lower of its (i) carrying amount before it was classified as held for sale, adjusted for depreciation and amortization expense that would have been recognized had the business been continuously classified as held and used, or (ii) fair value at the date the decision not to sell was made. The Company recorded a

2. Divestitures (Continued)

charge of $8 million in the second quarter of 2009 relating to the amount of depreciation and amortization expense that would have been recorded had the asset been continuously classified as held and used.

Discontinued Operations

Fiscal 2010

During the quarter ended June 25, 2010, the Board of Directors approved a plan to sell the Company's European water business, which is part of the Company's Flow Control segment. Subject to the receipt of certain consents and approvals and other customary closing conditions, the Company has agreed to sell the business for approximately $245 million. As of September 24, 2010, the necessary consents and approvals had not been obtained. The business met the held for sale and discontinued operations criteria and has been included in discontinued operations in all periods presented. As of September 24, 2010, the Company had assessed and determined that the carrying value of the remaining assets were recoverable based on current fair value, less cost to sell. The transaction has subsequently closed and the Company expects to record a gain on the transaction. See Note 25.

Fiscal 2009

In July 2008, the Company substantially completed the sale of its Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of the remaining Infrastructure Services businesses, Earth Tech Brasil Ltda. ("ET Brasil"), the Earth Tech UK businesses and certain assets in China, the Company was required to obtain consents and approvals to transfer the legal ownership of the businesses and assets. By the fourth quarter of 2009, the Company received all the necessary consents and approvals to transfer the legal ownership of the businesses and assets and received cash proceeds of $61 million. As a result of the fiscal 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 25, 2009.

Fiscal 2008

During 2008, the Company sold its Empresa de Transmissao de Energia do Oeste Ltda. ("ETEO") business, Ancon Building Products ("Ancon") business, Nippon Dry-Chemical Co., Ltd. ("NDC") business, and a European manufacturer of public address products and acoustic systems. As discussed above, the Company also substantially completed the sale of its Infrastructure Services Business during the fourth quarter of 2008. These businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

2. Divestitures (Continued)

In May 2008, the Company sold 100% of the stock of ETEO, a Brazilian subsidiary of the Company's Infrastructure Services business for $338 million of net cash proceeds and recorded a pre-tax gain of $232 million, including the effects of the economic hedge of the purchase price discussed below. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008. ETEO was part of the Company's Corporate and Other. During September 2007, Tyco entered into an economic hedge of the Brazilian Real denominated contractual sale price of the ETEO business. Since the hedging transaction was directly linked to the proceeds from the sale of a business that was reflected in discontinued operations, Tyco began including the impact of the hedge in discontinued operations during the first quarter of 2008. During the third quarter of 2008, Tyco incurred a pre-tax loss of $36 million on this hedge.

Additionally in fiscal year 2008, the Company settled a contract dispute arising under its former Infrastructure Services business. In connection with the settlement, the Company assessed its assets under the original contract and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations.

During April 2008, the Company sold Ancon, a manufacturer of stainless steel products used in masonry construction. Ancon was part of the Company's Corporate and Other. The sale was completed for $164 million in net cash proceeds and a pre-tax gain of $100 million was recorded which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008. During the fourth quarter of 2008, the Company received an additional $6 million of proceeds related to the sale of Ancon.

During February 2008, the Company sold NDC, a company in the Japanese fire protection industry. NDC was part of the Company's Fire Protection Services and Safety Products segments. The sale was completed for $50 million in net cash proceeds and a pre-tax gain of $7 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008.

During January 2008, the Company sold a European manufacturer of public address products and acoustic systems, which was part of the Company's Fire Protection Services Segment and recorded an $8 million pre-tax loss on sale. The loss was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008.

Net revenue, income from operations, (loss) gain on sale and income tax expense for discontinued operations for 2010, 2009 and 2008 are as follows ($ in millions):

	2010	2009	2008
Net revenue	$326	$358	$1,687
Pre-tax income from discontinued operations	$ 28	$ 23	$ 94
Pre-tax (loss) gain on sale of discontinued operations	(5)	33	484
Income tax expense	(16)	(9)	(87)
Income from discontinued operations, net of income taxes	$ 7	$ 47	$ 491

2. Divestitures (Continued)

Consolidated balance sheet information for pending divestitures as of September 24, 2010 and September 25, 2009 was as follows ($ in millions):

	2010	2009
Accounts receivables, net	$ 70	$124
Inventories	71	74
Prepaid expenses and other current assets	13	38
Property, plant and equipment, net	59	82
Goodwill and intangible assets, net	105	14
Other assets	6	72
Total assets	$324	$404
Accounts payable	$ 43	$ 67
Accrued and other current liabilities	36	108
Other liabilities	24	102
Total liabilities	$103	$277

During fiscal year 2007, Tyco completed the spin-offs of its Healthcare and Electronics businesses (the "Separation"). The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. There were no adjustments during the year ended September 24, 2010. During the year ended September 25, 2009, $43 million was recorded through shareholders' equity, $9 million of which related to a pre-Separation income tax filing in a non-U.S. jurisdiction and $34 million of other items. During the year ended September 26, 2008, $70 million of other items were recorded through shareholders' equity. The other items discussed above, which aggregate $104 million, reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities and for certain amended income tax returns for the periods prior to the Separation may be recorded to either shareholders' equity or the Consolidated Statement of Operations depending on the specific item giving rise to the adjustment.

Divestiture Charges, Net

During 2010, 2009 and 2008, the Company recorded a net gain of $40 million, and a net loss of $15 million and $1 million, respectively, in restructuring, asset impairment and divestiture charges, net in the Company's Consolidated Statements of Operations in connection with the divestiture and write-down to fair value less cost to sell of certain businesses that did not meet the criteria for discontinued operations. The net gain for 2010 includes the $53 million gain recognized upon the sale of the Company's French security business.

3. Restructuring and Asset Impairment Charges, Net

2009 Program

During fiscal 2009 and 2010, the Company identified and pursued opportunities for cost savings through restructuring activities and workforce reductions to improve operating efficiencies across the Company's businesses (the "2009 Program"). As of September 24, 2010, the Company has substantially completed the 2009 Program. During fiscal 2010, the Company identified additional opportunities for cost savings through restructuring activities in fiscal 2011. The Company expects to incur restructuring and restructuring related charges of approximately $150 million in fiscal 2011.

Restructuring and asset impairment charges, net, during the years ended September 24, 2010 and September 25, 2009 related to the 2009 Program are as follows ($ in millions):

	For the Year Ended September 24, 2010				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
ADT Worldwide	$ 49	$10	$—	$—	$ 59
Flow Control	18	7	1	(1)	25
Fire Protection Services	33	3	—	2	38
Electrical and Metal Products	2	3	7	—	12
Safety Products	7	—	—	—	7
Corporate and Other	1	—	—	—	1
Total	$110	$23	$ 8	$ 1	$142

	For the Year Ended September 25, 2009				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
ADT Worldwide	$ 67	$20	$ 9	$ 5	$101
Flow Control	13	4	3	—	20
Fire Protection Services	44	1	—	—	45
Electrical and Metal Products	10	2	7	—	19
Safety Products	22	2	8	—	32
Corporate and Other	2	7	—	1	10
Total	$158	$36	$27	$ 6	$227

3. Restructuring and Asset Impairment Charges, Net (Continued)

Restructuring and asset impairment charges, net incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
ADT Worldwide	$116	$30	$ 9	$ 5	$160
Flow Control	31	11	4	(1)	45
Fire Protection Services	77	4	—	2	83
Electrical and Metal Products	12	5	14	—	31
Safety Products	29	2	8	—	39
Corporate and Other	3	7	—	1	11
Total	$268	$59	$35	$ 7	$369

The rollforward of the reserves related to the 2009 Program from September 25, 2009 to September 24, 2010 is as follows ($ in millions):

Balance as of September 25, 2009	$ 126
Charges	146
Reversals	(10)
Utilization	(124)
Reclass/transfers	(1)
Currency translation	(2)
Balance as of September 24, 2010	$ 135

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 2.

2007 Program and pre-2006 Actions

During fiscal 2007 and 2008, the Company launched a restructuring program across all of the Company's segments, including the corporate organization, to streamline some of the businesses and reduce the operational footprint (the "2007 Program"). As of December 26, 2008, the Company had substantially completed this program. The Company maintained a restructuring reserve related to the 2007 Program of $26 million and $59 million as of September 24, 2010 and September 25, 2009, respectively. The Company utilized $33 million of the restructuring reserve balance during the fiscal 2010. In addition, the Company continues to maintain restructuring reserves related to certain actions initiated prior to 2006. The total amount of these reserves were $14 million as of September 24, 2010 and $15 million as of September 25, 2009. The aggregate remaining reserves related to the 2007 Program and pre-2006 actions include employee severance and benefits as well as facility exit costs for long-term non-cancelable lease obligations with expiration dates that range from 2011 to 2022 primarily within the Company's ADT Worldwide, Safety Products and Fire Protection Services segments. The Company incurred $3 million, $5 million and $246 million of charges related to the 2007 Program and pre-2006 actions, of which $3 million, $5 million and $222 million were recorded in restructuring, asset

3. Restructuring and Asset Impairment Charges, Net (Continued)

impairment and divestiture charges, net in the Consolidated Statement of Operations, for the fiscal years ended September 24, 2010, September 25, 2009 and September 26, 2008, respectively.

As of September 24, 2010 and September 25, 2009, restructuring reserves related to the 2009 Program, 2007 Program and pre-2006 actions, were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	September 24, 2010	September 25, 2009
Accrued and other current liabilities	$124	$155
Other liabilities	51	45
Total	$175	$200

4. Acquisitions

Acquisition of Brink's Home Security Holdings, Inc.

On May 14, 2010, the Company's ADT Worldwide segment acquired all of the outstanding equity of Brink's Home Security Holdings, Inc ("Broadview Security"), a publicly traded company that was formerly owned by The Brink's Company, in a cash-and-stock transaction valued at approximately $2.0 billion. Broadview Security is being integrated into the Company's ADT Worldwide segment. Under the terms of the transaction, each outstanding share of Broadview Security common stock was converted into the right to receive: (1) $13.15 in cash and 0.7562 Tyco common shares, for those shareholders who made an all-cash election, (2) 1.0951 Tyco common shares, for those shareholders who made an all stock election or (3) $12.75 in cash and 0.7666 Tyco common shares, for those shareholders who made a mixed cash/stock election or who failed to make an election.

Broadview Security's core business is to provide security alarm monitoring services for residential and commercial properties in North America. Broadview Security has a large residential recurring customer base, which expands the Company's presence in the North American residential security business. Broadview Security is also a leader in technologies and services, which are expected to enhance ADT Worldwide's service offerings to its customers. The Company expects to realize cost savings and other synergies through operational efficiencies including consolidation of both marketing and general and administrative functions.

4. Acquisitions (Continued)

Fair Value Calculation of Consideration Transferred

The calculation of the consideration transferred to acquire Broadview Security is as follows. Certain amounts below cannot be recalculated as the exact Broadview Security common share amounts have not been presented ($ and common share data in millions, except per share data):

Cash consideration	
All cash consideration	
Number of shares of Broadview Security common shares outstanding as of May 14, 2010 electing all cash	37
Cash consideration per common share outstanding	$13.15
Total cash paid to Broadview Security shareholders making all cash election	$ 490
Mixed cash/stock consideration	
Number of shares of Broadview Security common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Cash consideration per common share outstanding	$12.75
Total cash paid to Broadview Security shareholders making a mixed election or not making an election	$ 95
Total cash consideration	$ 585
Stock consideration	
All cash consideration	
Number of shares of Broadview Security common shares outstanding as of May 14, 2010 electing all cash	37
Exchange ratio	0.7562
Tyco shares issued to Broadview Security shareholders making an all cash election	28
All stock consideration	
Number of shares of Broadview Security common shares outstanding as of May 14, 2010 electing all stock	1
Exchange ratio	1.0951
Tyco shares issued to Broadview Security shareholders making an all stock election	1
Mixed cash/stock consideration	
Number of shares of Broadview Security common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Exchange ratio	0.7666
Tyco shares issued to Broadview Security shareholders making a mixed election or not making an election	6
Total Tyco common shares issued	35
Tyco's average common share price on May 14, 2010	$38.73
Total stock consideration	$1,362
Fair value of Broadview Security stock option, restricted stock unit and deferred stock unit replacement awards[1]	$ 27
Total fair value of consideration transferred	$1,974

(1) Represents the fair value of Broadview Security stock option, restricted stock unit and deferred stock unit replacement awards attributable to pre-combination service issued to holders of these awards in the acquisition. The fair value was determined using the Black-Scholes model for stock option awards and Tyco's closing stock price for the restricted and

4. Acquisitions (Continued)

deferred stock unit awards. The fair value of outstanding Broadview Security stock-based compensation awards, which immediately vested at the effective time of the acquisition, was attributed to pre-combination service and included in the consideration transferred. In addition, there were certain Broadview Security stock based compensation awards which did not immediately vest upon completion of the acquisition. For those awards, the fair value of the awards attributed to pre-combination service was included as part of the consideration transferred and the fair value attributed to post-combination service is being recognized as compensation expense over the requisite service period in the post-combination financial statements of Tyco.

Fair Value Allocation of Consideration Transferred to Assets Acquired and Liabilities Assumed

The consideration transferred for Broadview Security has been allocated to identifiable assets acquired and liabilities assumed as of the acquisition date based on preliminary estimates of fair value. The final determinations of fair value for certain assets and liabilities remain subject to change based on final valuations of the assets acquired and liabilities assumed. The Company does not expect the finalization of the valuation to have a material effect on the allocation, which is expected to be completed no later than one year from the acquisition date. During the fourth quarter of 2010, the Company recorded purchase accounting adjustments which were not material individually or in the aggregate. The following amounts represent the preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed ($ in millions):

Net current assets[(1)]	$ 67
Subscriber systems	624
Other property, plant and equipment	49
Total property, plant and equipment	673
Contracts and related customer relationships (10-year weighted average useful life)	738
Other intangible assets (4-year weighted average useful life)	12
Total intangible assets	750
Net non-current liabilities[(2)]	(445)
Net assets acquired	1,045
Goodwill[(3)]	929
Purchase price	$1,974

(1) As of the acquisition date, the fair value of accounts receivable approximated book value. Included in net current assets is $32 million of accounts receivable. The gross contractual amount receivable was approximately $35 million of which $3 million was not expected to be collected.

(2) Included in net non-current liabilities is $442 million of deferred tax liabilities which are recorded in other liabilities in the Company's Consolidated Balance Sheet as of September 24, 2010.

(3) The goodwill recognized is primarily related to expected synergies and other benefits that the Company believes will result from combining the operations of BHS with the operations of ADT Worldwide. All of the goodwill has been allocated to the Company's ADT Worldwide segment. None of the goodwill is expected to be deductible for tax purposes.

Actual Broadview Security Financial Results

During the fourth quarter of fiscal 2010, the Company initiated a program to fully integrate Broadview Security into the Company's ADT Worldwide segment. During fiscal 2011, Broadview

4. Acquisitions (Continued)

Security will form part of the Company's ADT Worldwide segment's North American operations. As a result, Broadview Security's operating results, including its revenue and income from continuing operations will be reflected in the operating results of ADT Worldwide's North American operations and will no longer be reported separately. The Company has included the actual results of Broadview Security from the acquisition date, May 14, 2010, in the consolidated statement of operations for the year ended September 24, 2010. Due to the integration of operations, the Company has estimated the acquisition has contributed the following net revenue and loss from continuing operations during fiscal 2010 ($ in millions):

	For the Year Ended September 24, 2010
Net Revenue	$193
Loss from continuing operations attributable to Tyco common shareholders	$(25)

Acquisition Related Costs

Acquisition costs are expensed as incurred. The Company has incurred approximately $17 million of costs directly related to the acquisition of Broadview Security during the year ended September 24, 2010. In addition, the Company recorded $18 million of integration costs during the year ended September 24, 2010. Both acquisition and integration costs have been recorded within selling, general and administrative expenses in the Company's Consolidated Statement of Operations for the year ended September 24, 2010. The Company's ADT Worldwide segment and Corporate and Other recorded $32 million and $3 million, respectively, of acquisition and integration costs for the year ended September 24, 2010. In addition, the Company's ADT Worldwide segment recorded $14 million of restructuring expenses, which have been recorded within restructuring, asset impairments and divestiture charges, net in the Company's Consolidated Statement of Operations for the year ended September 24, 2010.

Supplemental Pro Forma Financial Information (unaudited)

The supplemental pro forma financial information for the years ended September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
Net revenue	$17,367	$17,415
Income from continuing operations attributable to Tyco common shareholders	1,149	(1,845)
Income from continuing operations per share:		
Basic earnings (loss) per share attributable to Tyco common shareholders	$ 2.21	$ (3.63)
Diluted earnings (loss) per share attributable to Tyco common shareholders	$ 2.20	$ (3.63)

The supplemental pro forma financial information is based on the historical financial information for Tyco and Broadview Security. The supplemental pro forma financial information for the period

4. Acquisitions (Continued)

ended September 24, 2010 utilized Broadview Security's historical financial information for its fiscal fourth quarter ended December 31, 2009 and the pre-acquisition period from January 1, 2010 through the acquisition date. The supplemental pro forma financial information for the period ended September 25, 2009 utilized Broadview Security's historical financial information for its fiscal fourth quarter ended December 31, 2008 and the nine months ended September 30, 2009. The supplemental pro forma financial information reflect primarily the following pro forma pre-tax adjustments:

- Elimination of Broadview Security historical intangible asset amortization and property, plant and equipment depreciation expense;
- Elimination of Broadview Security historical deferred acquisition costs amortization;
- Elimination of Broadview Security historical deferred revenue amortization;
- Additional amortization and depreciation expense related to the fair value of identifiable intangible assets and property, plant and equipment acquired;
- Reduction of interest income on cash used to fund the acquisition and Tyco dividends assumed to be paid to Broadview Security shareholders; and
- All of the above pro forma adjustments were tax effected using a statutory tax rate of 39%

The supplemental pro forma financial information for the year ended September 24, 2010 reflects the following non-recurring adjustments:

- Direct acquisition costs primarily relating to advisory and legal fees and integration costs; and
- Restructuring charges primarily related to employee severance and one-time benefit arrangements

The supplemental pro forma financial information gives effect to the acquisition, but should not be considered indicative of the results that would have occurred in the periods presented above, nor are they indicative of future results. In addition, the supplemental pro forma financial information does not reflect the potential realization of cost savings relating to the integration of the two companies.

Other Acquisitions

During the year ended September 24, 2010, cash paid for acquisitions included in continuing operations (other than Broadview Security) totaled $152 million. During the year ended September 24, 2010, the Company's Flow Control segment acquired two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo-Hidraulico Ltda ("Hiter"), a valve manufacturer which serves a variety of industries including the oil and gas, chemical and petrochemical markets. Net cash paid for the Brazilian valve companies totaled $104 million. The Company's Electrical and Metal Products segment acquired certain assets of a business for $39 million and its Safety Products segment acquired a business for $9 million during 2010.

During the year ended September 25, 2009, cash paid for acquisitions included in continuing operations totaled $48 million, net of cash acquired of $2 million, respectively, which primarily related to the acquisition of Vue Technology, Inc., a provider of radio frequency identification (RFID) technology, for $43 million by the Company's Safety Products segment.

4. Acquisitions (Continued)

During the year ended September 26, 2008, cash paid for acquisitions included in continuing operations totaled $347 million, net of cash acquired of $8 million. The Company's ADT Worldwide segment acquired Winner Security Services LLC ("Winner") for $63 million and Sensormatic Security Corp. ("SSC") for $66 million, which were franchises originally granted by Sensormatic Electronics Corporation ("Sensormatic") and granted Winner rights to sell, install and service certain Sensormatic products and entitled Winner and SSC to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Additionally, the Company's ADT Worldwide segment acquired FirstService Security for $180 million, net of cash acquired of $7 million. Cash paid for other acquisitions primarily within the Company's ADT Worldwide and Safety Products segments totaled $38 million, net of cash acquired of $1 million.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates.

ADT Worldwide Account Acquisitions

During 2010, 2009 and 2008 Tyco paid $559 million, $543 million and $376 million of cash, respectively, to acquire approximately 501,000, 512,000 and 370,000 customer contracts for electronic security services in the Company's ADT Worldwide segment.

5. Other Expense, Net

Other expense, net of $75 million in 2010 primarily relates to a charge of $87 million as a loss on extinguishment of debt on the redemption of the Company's 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029. See Note 11. This loss was partially offset by an $8 million gain recorded as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement. See Note 6.

Other expense, net of $7 million in 2009 primarily relates to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

Other expense, net of $223 million in 2008 primarily relates to a charge of $258 million as a loss on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of the 3.125% convertible senior debentures and related financial instruments. The Company also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. Additionally, the Company recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement in connection with the adoption of the guidance pertaining to the accounting for uncertain income taxes. The Company also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreement during 2008.

6. Income Taxes

Significant components of the income tax provision for 2010, 2009 and 2008 are as follows ($ in millions):

	2010	2009	2008
Current:			
United States:			
Federal	$ 45	$(60)	$ 139
State	28	8	3
Non-U.S.	194	137	309
Current income tax provision	267	85	451
Deferred:			
United States:			
Federal	(59)	22	96
State	19	(11)	(5)
Non-U.S.	(89)	(25)	(216)
Deferred income tax provision	(129)	(14)	(125)
	$ 138	$ 71	$ 326

Non-U.S. income (loss) from continuing operations before income taxes was $1,507, $119 million and $968 million for 2010, 2009 and 2008, respectively.

6. Income Taxes (Continued)

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2010	2009	2008
Notional U.S. federal income tax (benefit) expense at the statutory rate	$ 445	$(620)	$ 487
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	16	18	34
Non-U.S. net earnings[1]	(376)	(282)	(228)
Nondeductible charges	62	885	46
Valuation allowance	(19)	9	(62)
Other	10	61	49
Provision for income taxes	$ 138	$ 71	$ 326

(1) Excludes nondeductible charges and other items which are broken out separately in the table.

Included in the Non-U.S. net earnings for 2010 is a $20 million tax benefit as a result of the Company's disposition of its French security business and a nonrecurring item generating a $30 million tax benefit.

Included in the nondeductible charges for 2009 is the loss driven by the goodwill impairment charges of $2.6 billion, for which almost no tax benefit is available.

Included in income taxes for 2008 is a benefit from increased profitability in operations in lower tax rate jurisdictions partially offset by enacted tax law changes that negatively impacted non-U.S. deferred tax assets. The valuation allowance benefit includes a tax impact of $62 million associated with business restructurings, which increased the Company's profitability in certain jurisdictions.

6. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2010	2009
Deferred tax assets:		
Accrued liabilities and reserves	$ 243	$ 262
Tax loss and credit carryforwards	2,491	1,742
Postretirement benefits	318	297
Deferred revenue	200	250
Other	483	429
	3,735	2,980
Deferred tax liabilities:		
Property, plant and equipment	(711)	(511)
Intangibles assets	(676)	(325)
Other	(122)	(175)
	(1,509)	(1,011)
Net deferred tax asset before valuation allowance	2,226	1,969
Valuation allowance	(1,379)	(766)
Net deferred tax asset	$ 847	$ 1,203

As of September 24, 2010, the Company had $7,735 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $4,785 million have no expiration, and the remaining $2,950 million will expire in future years through 2029. In the U.S., there were approximately $2,173 million of federal and $1,842 million of state net operating loss carryforwards as of September 24, 2010, which will expire in future years through 2029.

The valuation allowance for deferred tax assets of $1,379 million and $766 million as of September 24, 2010 and September 25, 2009, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when the Company determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets.

Tyco adopted the recognition, measurement and disclosure guidance for the accounting of uncertain tax positions on September 29, 2007. As a result of this adoption, Tyco increased its reserve for uncertain tax positions by $55 million and reduced its deferred tax assets by $24 million with a corresponding $79 million cumulative effect of adoption adjustment to shareholders' equity. As of September 24, 2010 and September 25, 2009, Tyco had unrecognized tax benefits of $318 million and $281 million, respectively, of which $276 million and $221 million, if recognized, would affect the effective tax rate. Tyco recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. Tyco had accrued interest and penalties related to the unrecognized tax benefits of $63 million and $50 million as of September 24, 2010 and September 25, 2009, respectively. Tyco

6. Income Taxes (Continued)

recognized $13 million, $1 million and $9 million of income tax expense for interest and penalties related to unrecognized tax benefits as of September 24, 2010, September 25, 2009 and September 26, 2008, respectively.

A rollforward of unrecognized tax benefits as of September 24, 2010, September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2010	2009	2008
Balance as of Beginning of Year	$281	$369	$370
Additions based on tax positions related to the current year	11	10	15
Additions based on tax positions related to prior years	58	3	20
Reductions based on tax positions related to prior years	(22)	(90)	(14)
Reductions related to settlements	(6)	(4)	(19)
Reductions related to lapse of the applicable statute of limitations	(1)	(6)	(5)
Foreign currency translation adjustments	(3)	(1)	2
Balance as of End of Year	$318	$281	$369

Many of Tyco's uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004-2009
Canada	2000-2009
France	1999-2009
Germany	1998-2009
Italy	2004-2009
South Korea	2005-2009
Switzerland	2000-2009
United Kingdom	2000-2009
United States	1997-2009

Based on the current status of its income tax audits, the Company believes that it is reasonably possible that between $18 million and $140 million in unrecognized tax benefits may be resolved in the next twelve months.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the Separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

6. Income Taxes (Continued)

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities, which result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns. The costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. In connection with the execution of the Tax Sharing Agreement, Tyco established a net receivable from Covidien and Tyco Electronics representing the amount the Company expected to receive for pre-Separation uncertain tax positions. Such amounts include any amounts owed to the Internal Revenue Service ("IRS"). As of September 24, 2010 and September 25, 2009, respectively, the aggregate amount of the net receivable was $114 million and $106 million, respectively, of which $89 million and $103 million, respectively, was included in other assets and $25 million and $3 million, respectively, was included in prepaid expenses and other current assets on the Consolidated Balance Sheet. The Company also established liabilities representing the fair market value of its share of Covidien's and Tyco Electronics' estimated obligations, primarily to the IRS, for their pre-Separation taxes covered by the Tax Sharing Agreement. As of September 24, 2010 and September 25, 2009, the Company had recorded $398 million and $554 million, respectively in other liabilities and $156 million and nil, respectively, in accrued and other current liabilities. During the fourth quarter of 2010, the Company reclassified $156 million from other liabilities to accrued and other current liabilities as it expects to make a payment within the next twelve months to Covidien and Tyco Electronics related to resolution of certain of the outstanding IRS audit matters discussed below.

Tyco assesses the shared tax liabilities and related guaranteed liabilities at each reporting period. The receivable and liability were initially recognized with an offset to shareholders' equity at the time of the Separation in 2007. The Company recorded income of $8 million and expense of $14 million for 2010 and 2009, respectively, in accordance with the Tax Sharing Agreement. In the first quarter of 2008, in connection with the adoption of the guidance pertaining to the accounting for uncertain income tax positions and the related increase in uncertain tax positions for shared tax liabilities under the Tax Sharing Agreement, Tyco increased its receivable from Covidien and Tyco Electronics under the Tax Sharing Agreement with a corresponding increase to other income, net by $40 million ($0.08 for both basic and diluted earnings per share). Tyco will provide payment to Covidien and Tyco Electronics under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by applicable taxing authorities is completed for the impacted years and cash payments are made. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable. Such cash payments, when they occur, will reduce the guarantor liability as such payments represent an equivalent reduction of risk. The Company also assesses the sufficiency of the Tax Sharing Agreement guarantee liability on a quarterly basis and will increase the liability when it is probable that cash payments expected to be made under the Tax Sharing Agreement exceed the recorded balance.

Tyco and its subsidiaries' income tax returns are examined periodically by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular with respect to years preceding the Separation. The issues and proposed adjustments related to such years are generally subject to the sharing provisions of the Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments. With respect to adjustments raised by the IRS, although we expect to resolve a substantial number of these

6. Income Taxes (Continued)

adjustments with the IRS, a few significant items are expected to remain open with respect the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that the Company will be able to resolve these open items, which primarily involve the treatment of certain intercompany transactions during the period, through the IRS appeals process. As a result, the Company may be required to litigate these matters. The Company has assessed its obligations under the Tax Sharing Agreement, including with respect to the proposed civil fraud penalties discussed below, to determine that its recorded liability of $554 million is sufficient to cover the indemnifications made by the Company under such agreement. See Note 12. However, the ultimate resolution of these matters is uncertain and could result in a material adverse impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In connection with the aforementioned audits, the IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics in connection with the Separation. The penalties allegedly arise from actions of former executives taken in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, the Company estimates the proposed penalties could range between $30 million and $50 million. This is a pre-Separation tax liability that is covered by the provisions of the Tax Sharing Agreement. Also in connection with the IRS audits described above, during the fourth quarter of 2009, the Company, as Audit Management Party under the Tax Sharing Agreement, reached a settlement agreement with the IRS on certain deductions taken by Tyco, Covidien and Tyco Electronics on pre-separation tax returns filed for the periods 2001 to 2004. The settlement did not have a material effect to the Company's results of operations, financial position or cash flows. Notwithstanding this settlement, as mentioned above, certain significant items related to the audits of the periods from 1997 to 2004 remain open. The Company considered the potential impact of the settlement as part of its quarterly assessment of the guarantee liability and concluded that no adjustment to the liability was needed.

In addition to dealing with pre-Separation tax liabilities of each of the three entities party thereto, the Tax Sharing Agreement contains sharing provisions to address the contingency that the Separation itself, or internal transactions related to the Separation, may be deemed taxable by U.S. or non U.S. taxing authorities. In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on each company as a result thereof. If such determination is not the result of actions taken by any of the three companies after the Separation, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on any of the companies as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default on its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default on its payment of such liability to a taxing authority, the Company could be liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in

6. Income Taxes (Continued)

excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities. See Note 12 for further discussion of guarantees and indemnifications extended between Tyco, Covidien and Tyco Electronics.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

7. Earnings Per Share

As discussed in Note 1, the Company adopted the authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities in the first quarter of fiscal 2010. The Company historically issued certain restricted stock awards that vest over a period of three years which contained non-forfeitable rights to dividends and should be treated as participating securities. These types of awards were last issued during fiscal 2006. Awards containing such rights that are unvested are considered to be participating securities and are included in the computation of earnings per share pursuant to the two-class method. All of these awards were vested as of September 25, 2009. As a result, the Company is not required to compute earnings per share for fiscal 2010 using the two-class method unless new awards are granted. The retrospective application of this guidance did not have an impact on the Company's historically reported earnings per share for 2009 as the effects would be anti-dilutive because the Company reported a loss from continuing operations. In addition, the retrospective application of this guidance for 2008 did not have an impact on the Company's historically reported earnings per share.

7. Earnings Per Share (Continued)

The reconciliations between basic and diluted earnings per share attributable to Tyco common shareholders for 2010, 2009 and 2008 are as follows (in millions, except per share data):

	2010			2009			2008		
	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share attributable to Tyco common shareholders:									
Income (loss) from continuing operations	$1,125	485	$2.32	$(1,845)	473	$(3.90)	$1,062	484	$2.19
Less: Income allocated to participating securities	NA[1]	—		NA[2]	—		—[3]	—	
Share options, restricted share awards and deferred stock units	—	3		—	—		—	3	
Exchange of convertible debt	—	—		—	—		1	1	
Diluted earnings per share attributable to Tyco common shareholders:									
Add: Income allocated to participating securities	NA[1]	—		NA[2]	—		—[3]	—	
Income (loss) from continuing operations attributable to Tyco common shareholders, giving effect to dilutive adjustments	$1,125	488	$2.31	$(1,845)	473	$(3.90)	$1,063	488	$2.18

(1) The two-class method is not applicable for the fiscal year ended September 24, 2010 as all participating securities were vested as of September 25, 2009.

(2) The two-class method is not applicable for the fiscal year ended September 25, 2009 as the effects would be anti-dilutive because the Company reported a loss from continuing operations for this period.

(3) Income allocated to participating securities rounds to zero.

The computation of diluted earnings per share for 2010 excludes the effect of the potential exercise of share options to purchase approximately 15 million shares and excludes restricted share awards of approximately 2 million shares because the effect would be anti-dilutive.

The computation of diluted earnings per share for 2009 and 2008 excludes the effect of the potential exercise of share options to purchase approximately 27 million and 19 million shares, respectively, and excludes restricted share awards of approximately 5 million and 4 million shares, respectively, because the effect would be anti-dilutive.

8. Investments

As of September 24, 2010 and September 25, 2009, the Company had available-for-sale investments with a fair value of $283 million and $340 million, and a cost basis of $277 million and $334 million, respectively.

The cost and fair market value of the Company's investments by type of security and classification in the Company's Consolidated Balance Sheets are as follows ($ in millions):

As of September 24, 2010:

						Consolidated Balance Sheet Classification	
Type of Security	**Cost Basis**	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Other-Than-Temporary Impairment**	**Fair Value**	**Prepaids and Other Current Assets**	**Other Assets**
Corporate debt securities	$ 59	$ 1	$—	$—	$ 60	$15	$ 45
U.S. government debt securities	212	5	—	—	217	39	178
Other debt securities	6	—	—	—	6	5	1
	$277	$ 6	$—	$—	$283	$59	$224

As of September 25, 2009:

						Consolidated Balance Sheet Classification	
Type of Security	**Cost Basis**	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Other-Than-Temporary Impairment**	**Fair Value**	**Prepaids and Other Current Assets**	**Other Assets**
Corporate debt securities	$101	$ 4	$(1)	$—	$104	$34	$ 70
U.S. government debt securities	228	3	—	—	231	13	218
Other debt securities	5	—	—	—	5	2	3
	$334	$ 7	$(1)	$—	$340	$49	$291

Investments with continuous unrealized losses for less than 12 months and 12 months or greater as of September 24, 2010 and September 25, 2009 were not material. The Company did not record any other-than-temporary impairments in the years ended 2010 and 2009. The Company recorded an other-than-temporary impairment of $5 million for the year ended September 26, 2008. The other-than-temporary impairment related to investments in corporate debt of Lehman Brothers Holding, Inc ("Lehman"), which filed a petition under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2008.

The maturities of the Company's investments in debt securities as of September 24, 2010 are as follows ($ in millions):

	Cost Basis	**Fair Value**
Due in one year or less	$ 59	$ 59
Due after one year through five years	218	224

9. Goodwill and Intangible Assets

Goodwill

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company's forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization. There were no goodwill impairments as a result of performing the company's 2010 annual impairment test.

During the first quarter of 2010, businesses were realigned among the ADT Worldwide and Fire Protection Services segments, ADT Worldwide and Safety Products segments and Fire Protection Services and Safety Products segments. As a result of these realignments, goodwill was reallocated as detailed below. As part of the realignment the Company tested the related goodwill balances for recoverability and determined goodwill was recoverable.

The changes in the carrying amount of goodwill by segment for 2009 and 2010 are as follows ($ in millions):

	September 26, 2008	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Transfers due to Realignment	Impairments	Currency Translation	September 25, 2009
ADT Worldwide							
Gross Goodwill	$ 5,127	$ 3	—	$(58)	—	$(111)	$ 4,961
Impairments	(46)	—	—	—	(613)	—	(659)
Carrying Amount of Goodwill	5,081	3	—	(58)	(613)	(111)	4,302
Flow Control							
Gross Goodwill	1,993	1	(2)	2	—	(1)	1,993
Impairments	—	—	—	—	—	—	—
Carrying Amount of Goodwill	1,993	1	(2)	2	—	(1)	1,993
Fire Protection Services							
Gross Goodwill	1,476	(1)	—	56	—	(8)	1,523
Impairments	(9)	—	—	—	(180)	—	(189)
Carrying Amount of Goodwill	1,467	(1)	—	56	(180)	(8)	1,334
Electrical and Metal Products							
Gross Goodwill	1,024	—	(6)	(7)	—	(76)	935
Impairments	—	—	—	—	(935)	—	(935)
Carrying Amount of Goodwill	1,024	—	(6)	(7)	(935)	(76)	—
Safety Products							
Gross Goodwill	2,054	26	—	7	—	(12)	2,075
Impairments	—	—	—	—	(913)	—	(913)
Carrying Amount of Goodwill	2,054	26	—	7	(913)	(12)	1,162
TOTAL							
Gross Goodwill	11,674	29	(8)	—	—	(208)	11,487
Impairments	(55)	—	—	—	(2,641)	—	(2,696)
Carrying Amount of Goodwill	$11,619	$29	$(8)	$ —	$(2,641)	$(208)	$ 8,791

9. *Goodwill and Intangible Assets (Continued)*

	September 25, 2009	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Transfers due to Realignment	Reclass to Assets Held for Sale	Impairments	Currency Translation	September 24, 2010
ADT Worldwide								
Gross Goodwill	$ 4,961	$ 929	$ (3)	$ 112	—	—	$ (48)	$ 5,951
Impairments	(659)	—	—	—	—	—	—	(659)
Carrying Amount of Goodwill	4,302	929	(3)	112	—	—	(48)	5,292
Flow Control								
Gross Goodwill	1,993	76	(5)	—	(101)	—	(57)	1,906
Impairments	—	—	—	—	—	—	—	—
Carrying Amount of Goodwill	1,993	76	(5)	—	(101)	—	(57)	1,906
Fire Protection Services								
Gross Goodwill	1,523	—	(1)	23	—	—	11	1,556
Impairments	(189)	—	—	—	—	—	—	(189)
Carrying Amount of Goodwill	1,334	—	(1)	23	—	—	11	1,367
Electrical and Metal Products								
Gross Goodwill	935	—	—	—	—	—	—	935
Impairments	(935)	—	—	—	—	—	—	(935)
Carrying Amount of Goodwill	—	—	—	—	—	—	—	—
Safety Products								
Gross Goodwill	2,075	—	(9)	(135)	—	—	(6)	1,925
Impairments	(913)	—	—	—	—	—	—	(913)
Carrying Amount of Goodwill	1,162	—	(9)	(135)	—	—	(6)	1,012
TOTAL								
Gross Goodwill	11,487	1,005	(18)	—	(101)	—	(100)	12,273
Impairments	(2,696)	—	—	—	—	—	—	(2,696)
Carrying Amount of Goodwill	$ 8,791	$1,005	$(18)	$ —	$(101)	$—	$(100)	$ 9,577

Fiscal 2009 Goodwill Impairment

The Company began to experience a decline in revenue during the first quarter of 2009 in its ADT Worldwide, Fire Protection Services and Safety Products segments as a result of a slowdown in the commercial markets including the retailer end market as well as a decline in sales volume at its Electrical and Metal Products segment due to the slow down in the non-residential construction market. Although the Company considered and concluded that these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecast results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain reporting units in the above mentioned businesses. The Company determined that these events and changes in circumstances constituted triggering events for the following six reporting units: Europe, Middle East and Africa ("EMEA") Security and EMEA Fire reporting units within the ADT Worldwide and Fire Protection Services segments, respectively, Electrical and Metal Products reporting unit within the Electrical and Metal Products segment and Access Control and Video Systems ("ACVS"), Life Safety, and Sensormatic Retail Solutions ("SRS") reporting units within the Safety Products segment. As a result of the triggering events, the Company assessed the recoverability of each of the reporting unit's long-lived assets and concluded that the carrying amounts were recoverable at

9. Goodwill and Intangible Assets (Continued)

March 27, 2009. Subsequently, the Company performed the first step of the goodwill impairment test for these reporting units.

To perform the first step of the goodwill impairment test for the six reporting units with triggering events, the Company compared the carrying amounts of these reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted average cost of capital of market participants. A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), was used to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. In determining fair value, management relied on and considered a number of factors, including operating results, business plans, economic projections, including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization.

As described above, the Company utilized a discounted cash flow analysis for determining the fair value of each of the reporting units where triggering events had occurred. Based on the factors described above, actual and anticipated reductions in demand for the reporting unit's products and services as well as increased risk due to economic uncertainty, the estimates of future cash flows used in the second quarter of 2009 discounted cash flow analyses were revised downward from the Company's most recent test conducted during the fourth quarter of 2008. The range of the weighted-average cost of capital utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for the Company's products and services. The weighted-average cost of capital were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Weighted-Average Cost of Capital	10.9% to 12.8%	10.0% to 11.7%

The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in each of the six reporting units identified with triggering events, as the carrying amounts of the reporting units exceeded their respective fair values. As a result, the Company performed the second step of the goodwill impairment test for these reporting units. In the second step of the goodwill impairment test, the Company compared the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. The implied fair values of goodwill were determined by allocating the fair values of each reporting unit to all of the assets and liabilities of the applicable reporting unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for each of the aforementioned reporting units. The Company recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax) which was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statement of Operations for the quarter ended March 27,

9. Goodwill and Intangible Assets (Continued)

2009. Specifically, the Company recorded the following non-cash goodwill impairment charges at the following reporting units ($ in millions):

Reporting Unit	Pre-tax Charge	After-tax Charge
EMEA Fire	$ 180	$ 179
EMEA Security	613	610
Electrical and Metal Products	935	915
ACVS	327	321
Life Safety	240	236
SRS	346	340
Total	$2,641	$2,601

During the annual goodwill impairment testing for the fiscal year ended September 26, 2008, the carrying amount of goodwill in the Latin America Fire Protection business, part of the Fire Protection Services segment, exceeded the implied fair value of goodwill. As a result, the Company recognized a goodwill impairment of $9 million in the fourth quarter of 2008.

Intangible Assets

Indefinite lived intangible assets consisting primarily of trade names are tested for impairment using the relief from royalty method. There were no indefinite lived intangible asset impairments as a result of performing the company's 2010 annual impairment test.

The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets as of September 24, 2010 and September 25, 2009 ($ in millions):

	September 24, 2010			September 25, 2009		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$7,664	$4,606	14 years	$6,529	$4,275	14 years
Intellectual property	546	477	20 years	545	459	18 years
Other	29	15	8 years	17	13	10 years
Total	$8,239	$5,098	14 years	$7,091	$4,747	14 years
Non-Amortizable:						
Intellectual property	$ 213			$ 212		
Other	92			87		
Total	$ 305			$ 299		

Intangible asset amortization expense for 2010, 2009 and 2008 was $549 million, $516 million and $528 million, respectively.

9. Goodwill and Intangible Assets (Continued)

The estimated aggregate amortization expense on intangible assets is expected to be approximately $550 million for 2011, $475 million for 2012, $400 million for 2013, $350 million for 2014 and $300 million for 2015.

Fiscal 2009 Intangible Asset Impairment

The Company began to experience a decline in revenue during the first quarter of 2009 at its ADT Worldwide and Safety Products segments due to a slowdown in the commercial markets including the retailer end market. Although the Company considered and concluded these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecast results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain indefinite-lived intangible assets. This deterioration of the business environment related to the retailer business of the Company's ADT Worldwide and Safety Products segments resulted in a further lowering of management's projections of revenues from the retailer end market during the second quarter of 2009.

Based on these factors and uncertainties described above, estimates of future cash flows used in determining the fair value of the Company's Safety Products Sensormatic tradename as well as its ADT Worldwide franchise rights relating to Winner and Sensormatic Security Corp ("SSC") during the second quarter of 2009 were revised downward relative to the estimates used in the Company's most recent test during the fourth quarter of 2008. The range of the discount rates utilized was increased to reflect increased risk due to economic volatility and uncertainties related to demand for the Company's products and services. The discount rates were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Discount Rate	12.0% to 12.3%	10.4%

The results of the impairment test indicated that the Safety Products Sensormatic tradename and ADT Worldwide Winner and SSC franchise rights estimated fair values were less than their respective carrying amounts. As such, the Company recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) which was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statement of Operations for the quarter ended March 27, 2009. Specifically, the Company recorded the following non-cash intangible asset impairment charges to reduce the carrying amount of the following indefinite-lived intangible assets (in millions):

Intangible Asset	Pre-tax Charge	After-tax Charge
Sensormatic tradename	$42	$26
Winner franchise rights	14	9
SSC franchise rights	8	5
Total	$64	$40

10. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified. There have been no loans made to any of the Company's current executives. The outstanding loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. During 2010 and 2009, the maximum amount outstanding under these programs was $21 million and $22 million, respectively. Loans receivable under these programs, as well as other unsecured advances outstanding, were $21 million and $22 million as of September 24, 2010 and September 25, 2009, respectively. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former chairman and chief executive officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $28 million and $27 million as of September 24, 2010 and September 25, 2009, respectively, and the rate of interest charged on such loans was 0.5% and 1.9% for 2010 and 2009, respectively. Interest income on these interest bearing loans totaled nil in both 2010 and 2009 and $1 million in 2008. Certain of the above loans totaling $1 million as of both September 24, 2010 and September 25, 2009 are non-interest bearing.

The Company filed civil complaints against Messrs. Kozlowski and its former chief financial officer, Mark Swartz, for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of our Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging our acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. In connection with the Company's civil complaint against Mr. Walsh, in October 2010, the United States District Court for the Southern District of New York ruled that while Mr. Walsh breached his fiduciary duties to the Company, the Company's Board of Directors implicitly

10. Related Party Transactions (Continued)

ratified the payment to Mr. Walsh in the weeks immediately following the revelation of the payment to the Board of Directors in early 2002. As a result, the Court ruled that the Company is not entitled to damages from Mr. Walsh. The Company believes, based on the facts and the law, that this determination by the Court is incorrect. The Company is in the process of appealing the Court's ruling.

During 2010, 2009 and 2008, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers. Purchases from these companies during each year aggregated less than 1 percent of consolidated net revenue.

11. Debt

Debt as of September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	September 24, 2010	September 25, 2009
Commercial paper[2]	$ —	$ 200
6.75% public notes due 2011[1]	516	516
6.375% public notes due 2011	—	849
Revolving senior credit facility due 2011	—	—
Revolving senior credit facility due 2012	—	—
6.0% public notes due 2013	655	655
4.125% public notes due 2014	499	—
3.375% public notes due 2015	498	—
8.5% public notes due 2019	750	750
7.0% public notes due 2019	432	434
6.875% public notes due 2021	715	716
7.0% public notes due 2028	—	14
6.875% public notes due 2029	—	21
Other[1][2]	123	119
Total debt	4,188	4,274
Less current portion	536	245
Long-term debt	$3,652	$4,029

(1) This instrument and $20 million of the amount shown as other, comprise the current portion of the Company's total debt as of September 24, 2010.

(2) Commercial paper, plus $45 million of the amount shown as other, comprise the current portion of the Company's total debt as of September 25, 2009.

Fair Value

The carrying amount of Tyco's debt subject to the fair value disclosure requirements as of September 24, 2010 and September 25, 2009 was $4,065 million and $4,155 million, respectively. The Company has determined the fair value of such debt to be $4,730 million and $4,578 million as of September 24, 2010 and September 25, 2009, respectively. The Company utilizes various valuation methodologies to determine the fair value of its debt, which is primarily dependent on the type of market in which the Company's debt is traded. When available, the Company uses quoted market

11. Debt (Continued)

prices to determine the fair value of its debt that is traded in active markets. As of September 24, 2010 and September 25, 2009, the fair value of the Company's debt that was actively traded was $4,730 million and $4,338 million, respectively. When quoted market prices are not readily available or representative of fair value, the Company utilizes market information of comparable debt with similar terms, such as maturities, interest rates and credit risk to determine the fair value of its debt that is traded in markets that are not active. During the third quarter of 2010, the Company redeemed its public notes due 2028 and 2029. As a result, all of the Company's debt was actively traded as of September 24, 2010. As of September 25, 2009, the fair value of the Company's debt that was not actively traded was $40 million. Additionally, the Company believes the carrying amount of its commercial paper of $200 million as of September 25, 2009 approximated fair value based on the short-term nature of such debt. As of September 24, 2010, there was no commercial paper outstanding.

Commercial Paper

In May 2008, Tyco International Finance S.A. ("TIFSA") commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 24, 2010, TIFSA had no commercial paper outstanding. As of September 25, 2009, TIFSA had $200 million of commercial paper outstanding, which bore interest at an average rate of 0.33%.

Credit Facilities

The Company's committed revolving credit facilities totaled $1.69 billion as of September 24, 2010. This consists of a $500 million senior unsecured revolving credit agreement with a three year term due 2011 ("the 2011 revolving credit facility") and a $1.19 billion senior revolving credit agreement with a five year term due 2012 ("the 2012 revolving credit agreement"). These revolving credit facilities may be used for working capital, capital expenditures and general corporate purposes. As of September 24, 2010, there were no amounts drawn under these facilities. Interest under the revolving credit facilities is variable and is calculated by reference to LIBOR or an alternate base rate.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of the Company's debt to earnings before interest, taxes, depreciation, and amortization and that limit its ability to incur subsidiary debt or grant liens on our property. The Company's indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to the Company's business.

On January 29, 2009, the Company repaid $686 million to extinguish the entire outstanding balance under its revolving credit facilities. As of September 25, 2009, there were no amounts drawn under these facilities, although the Company had dedicated $200 million of availability to backstop its outstanding commercial paper.

Debt Issuances/Repayments

Fiscal 2010

On May 5, 2010, TIFSA issued $500 million aggregate principal amount of 3.375% notes due on October 15, 2015, which are fully and unconditionally guaranteed by the Company (the "2015 notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of

11. Debt (Continued)

approximately $3 million and a debt discount of approximately $2 million. The net proceeds, along with other available funds, were used to redeem all of the Company's outstanding 6.375% notes due October 2011 (the "2011 notes"). The 2015 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2015 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2015 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires the occurrence of both a change of control and a rating event, each as defined in the Indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date. Interest is payable semiannually on April 15th and October 15th.

On May 28, 2010, the Company redeemed all of its 2011 notes, 7% notes due 2028 and 6.875% notes due 2029 outstanding at that time, which aggregated $878 million in principal amount. As a result of the debt redemption, the Company recorded an $87 million charge to other expense, net as a loss on extinguishment of debt. The charge is comprised of the make-whole premium, write-off of the unamortized debt issuance costs and discount related to the extinguished bonds and a net loss recognized upon termination of the associated interest rate swap contracts related to the 2011 notes.

On October 5, 2009, TIFSA issued $500 million aggregate principal amount of 4.125% notes due on October 15, 2014, which are fully and unconditionally guaranteed by the Company (the "2014 notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of approximately $3 million and a debt discount of approximately $2 million. The 2014 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2014 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2014 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and a rating event, each as defined in the Indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date. Interest is payable semiannually on April 15th and October 15th.

Fiscal 2009

On January 9, 2009, TIFSA issued $750 million aggregate principal amount of 8.5% notes due on January 15, 2019, which are fully and unconditionally guaranteed by the Company (the "2019 notes"). TIFSA received net proceeds of approximately $745 million after underwriting discounts and offering expenses of approximately $5 million. The 2019 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2019 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2019 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and a rating event as defined by the Indenture governing the notes. Additionally, the holders of the 2019 notes have the right to require the Company to repurchase all or a portion of the 2019 notes on July 15, 2014 at a purchase price equal to 100% of

11. Debt (Continued)

the principal amount of the notes tendered, plus accrued and unpaid interest. Otherwise, the notes mature on January 15, 2019. Debt issuance costs will be amortized from the date of issuance to the earliest redemption date, which is July 15, 2014. Interest is payable semiannually on January 15th and July 15th. The interest rate payable on the 2019 notes is subject to escalations, as defined by the Indenture, if either Moody's or S&P downgrades the Company's debt rating below investment grade. The 2019 notes will not be subject to the preceding adjustments if at any time the Company's debt rating increases to A3 and A- for Moody's and S&P, respectively.

On January 15, 2009, TIFSA made a payment of $215 million to extinguish all of its 6.125% notes, due 2009 which matured on the same date. Additionally, in November 2008, TIFSA made a payment of $300 million to extinguish all of its 6.125% notes due 2008.

Other Debt Information

The aggregate amounts of principal debt, including capital leases, maturing during the next five years and thereafter are as follows ($ in millions): $537 in 2011, $5 in 2012, $5 in 2013, $662 in 2014, $506 in 2015 and $2,414 thereafter.

The weighted-average interest rate on total debt was 6.3% and 6.6% as of September 24, 2010 and September 25, 2009, respectively, excluding the impact of interest rate swaps. The weighted-average interest rate on short-term debt was 6.8% and 0.3% as of September 24, 2010 and September 25, 2009, respectively. As of September 24, 2010 and September 25, 2009, the Company had swapped an aggregate of approximately $1.5 billion and $1.4 billion, respectively, of fixed for floating rate debt. The impact of the Company's interest rate swap agreements on reported interest expense was a net decrease of $24 million for 2010, a net decrease of $6 million for 2009 and was not material for 2008.

12. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of guarantees and indemnifications under the Tax Sharing Agreement is $554 million (of which $156 million is included in accrued and other current liabilities and the remaining amount in other liabilities) on the Company's Consolidated Balance Sheet

12. Guarantees (Continued)

as of September 24, 2010. The liability was $554 million as of September 25, 2009, which was recorded in other liabilities on the Company's Consolidated Balance Sheet. During the fourth quarter of 2010, the Company reclassified $156 million from other liabilities to accrued and other current liabilities as it expects to make a payment within the next twelve months to Covidien and Tyco Electronics related to resolution of certain IRS audit matters. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 6.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, Tyco assumed primary liability on any remaining such support. The Company's obligations were $4 million, which were included in other liabilities on the Company's Consolidated Balance Sheets as of September 24, 2010 and September 25, 2009, respectively, with an offset to shareholders' equity on the Separation date.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 14.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

As of September 24, 2010, the Company had total outstanding letters of credit and bank guarantees of approximately $740 million.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Note 1.

The changes in the carrying amount of the Company's warranty accrual from September 25, 2009 to September 24, 2010 were as follows ($ in millions):

Balance as of September 25, 2009	$ 79
Warranties issued	33
Changes in estimates	(13)
Settlements	(41)
Currency translation	(1)
Balance as of September 24, 2010	$ 57

Warranty accruals for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 2.

12. Guarantees (Continued)

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. On May 1, 2007, the Consumer Product Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. Settlements during 2010, 2009 and 2008 include cash expenditures of $10 million, $33 million and $49 million, respectively, related to the VRP. The Company believes the remaining recorded liability is sufficient to cover the cost required to complete the VRP as of September 24, 2010, which is not material.

13. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 24, 2010 and September 25, 2009. The fair value of derivative financial instruments was not material to any of the periods presented. See below for the fair value of investments and Note 11 for debt.

Derivative Instruments

In the normal course of business, Tyco is exposed to market risk arising from changes in currency exchange rates, interest rates and commodity prices. The Company uses derivative financial instruments to manage exposures to foreign currency, interest rate and commodity price risks. The Company's objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures.

For derivative instruments that are designated and qualify as fair value hedges, the Company documented the relationships between the hedging instruments and hedged items and linked derivatives designated as fair value hedges to specific debt issuances. For transactions designated as hedges, the Company also assessed and documented at the hedge's inception whether the derivatives used in hedging transactions were effective in offsetting changes in fair values associated with the hedged items. The fair value hedges did not result in any hedge ineffectiveness for the fiscal year ended September 24, 2010. The Company does not use derivative financial instruments for trading or speculative purposes.

All derivative financial instruments are reported on the Consolidated Balance Sheet at fair value with changes in the fair value of the derivative financial instruments recognized currently in earnings with the exception of net investment hedges for which changes in fair value are reported in the cumulative translation component of accumulated other comprehensive income to the extent the hedges are effective. The ineffective portion of the hedge, if any, is recognized in the Company's Consolidated Statement of Operations. The derivative financial instruments and impact of such changes in the fair value of the derivative financial instruments was not material to the Consolidated Balance Sheets as of September 24, 2010 and September 25, 2009 or Consolidated Statements of Operations and Statement of Cash Flows for the fiscal years ended September 24, 2010, September 25, 2009 and September 26, 2008.

13. Financial Instruments (Continued)

Foreign Currency Exposures

The Company manages foreign currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on foreign currency, which are not designated as hedging instruments for accounting purposes. The objective of those derivatives instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans and accounts receivable, accounts payable and forecasted transactions that are denominated in certain foreign currencies. As of September 24, 2010 and September 25, 2009, the total gross notional amount of the Company's foreign exchange contracts was $860 million and $525 million, respectively. Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Until the last payment is made in February 2011, Tyco intends to make dividend payments in the form of a reduction of capital, denominated in Swiss francs. However, the Company expects to actually pay these dividends in U.S. dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid will increase or decrease the U.S. dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk.

During the third quarter of 2010, the Company hedged its net investment in certain foreign operations through the use of foreign exchange forward contracts. The objective is to minimize the exposure to changes in the value of the foreign currency denominated net investment. The aggregate notional amount of these hedges was approximately $255 million as of September 24, 2010. As of September 25, 2009, the Company did not hedge any net investments in foreign operations.

Interest Rate Exposures

The Company manages interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which are designated as fair value hedges for accounting purposes. During the third quarter of 2009, first quarter of 2010 and third quarter of 2010, the Company entered into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting the interest rates on $1.4 billion, $500 million and $501 million respectively, of fixed-rate debt to variable rates. In these contracts, the Company agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the redemption of all of the 6.375% public notes due 2011 during the third quarter of 2010, the Company terminated the corresponding interest rate swaps. As of September 24, 2010 and September 25, 2009, the total gross notional amount of the Company's interest rate swap contracts was $1.5 billion and $1.4 billion, respectively.

Commodity Exposures

During fiscal 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company's financial position, results of operations or cash flows.

13. Financial Instruments (Continued)

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. If the counterparty fails to perform, the Company is exposed to losses if the derivative is in an asset position. When the fair value of a derivative instrument is an asset, the counterparty has to pay the Company to settle the contract. This exposes the Company to credit risk. However, when the fair value of a derivative instrument is a liability, the Company has to pay the counterparty to settle the contract and therefore there is no counterparty credit risk. Tyco has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having long-term Standard & Poor's and Moody's credit ratings of A−/A3 or higher. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master agreements with substantially all of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheets, providing for a more meaningful balance sheet presentation of credit exposure. The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties.

The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. As of September 24, 2010, the Company was exposed to industry concentration with financial institutions as well as risk of loss if an individual counterparty or issuer failed to perform its obligations under contractual terms. The maximum amount of loss that the Company would incur as of September 24, 2010 without giving consideration to the effects of legally enforceable master netting agreements, was approximately $66 million.

Fair Value of Financial Instruments

Authoritative guidance for fair value measurements establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument's level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

- Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.
- Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.
- Level 3—inputs for the valuations are unobservable and are based on management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

13. Financial Instruments (Continued)

Investments

Investments primarily include U.S. government obligations, U.S. government agency securities and corporate debt securities.

When available, the Company uses quoted market prices to determine the fair value of investment securities. Such investments are included in Level 1. When quoted market prices are not readily available, pricing determinations are made based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information and benchmark securities. These investments are included in Level 2 and consist primarily of U.S. government agency securities and corporate debt securities.

Derivative Financial Instruments

As described above, under the caption "Derivative Instruments" derivative assets and liabilities consist principally of forward foreign currency exchange contracts and interest rate swaps. The fair values for these derivative financial instruments are derived from market approach pricing models that take into account the contractual terms and features of each instrument, forward foreign currency rates for the Company's foreign exchange contracts and yield curves for the Company's interest rate swaps existing at the end of the period. Valuations are adjusted to reflect creditworthiness of the counterparty for assets and the creditworthiness of the Company for liabilities. Such adjustments are based on observable market evidence and are categorized as Level 2 exposures. Derivative financial instruments are not presented in the following tables as the derivative financial instruments were not material to any of the periods presented.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of September 24, 2010 and September 25, 2009 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the valuation.

	September 24, 2010		
($ in millions)	Level 1	Level 2	Total
Assets			
Available-for-Sale Securities:			
Corporate debt securities	$—	$ 60	$ 60
U.S. Government debt securities	95	122	217
Other debt securities	—	6	6
Total	$95	$188	$283

13. Financial Instruments (Continued)

($ in millions)	September 25, 2009 Level 1	Level 2	Total
Assets			
Available-for-Sale Securities:			
Corporate debt securities	$—	$104	$104
U.S. Government debt securities	60	171	231
Other debt securities	—	5	5
Total	$60	$280	$340

During 2010 and 2009, the Company did not have any significant transfers within the fair value hierarchy.

Other

The Company had $3.0 billion and $3.0 billion of intercompany loans designated as permanent in nature as of September 24, 2010 and September 25, 2009, respectively. For the fiscal years ended September 24, 2010 and September 25, 2009, the Company recorded $24 million and nil, respectively, of cumulative translation loss through accumulated other comprehensive loss related to these loans.

14. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2027. Rental expense under these leases was $375 million, $386 million and $409 million for 2010, 2009 and 2008, respectively. The Company also has facility and equipment commitments under capital leases. Following is a schedule of minimum lease payments for non-cancelable leases as of September 24, 2010 ($ in millions):

	Operating Leases	Capital Leases
2011	$254	$22
2012	194	6
2013	131	5
2014	86	6
2015	56	6
Thereafter	155	35
	$876	$80
Less: amount representing interest		2
Total minimum lease payments		$78

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 24, 2010, such obligations were as follows: $488 million in 2011, $6 million in 2012 and $3 million thereafter.

14. Commitments and Contingencies (Continued)

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, the Company, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations. Additionally, at the time of the Separation, the Company, Covidien and Tyco Electronics agreed to allocate responsibility for certain legacy tax claims pursuant to the same formula under the Tax Sharing Agreement. See Note 6.

Legacy Securities Matters

As previously disclosed, the Company and certain of its officers and directors were subject to a number of lawsuits alleging violations of federal and state securities laws and related claims. Since June 2007, the Company has resolved substantially all of these claims, although a number of matters have not reached final resolution. The most significant of these is the previously disclosed settlement for $79 million of the *Stumpf v. Tyco International Ltd.* matter, a class action lawsuit arising from Tyco's July 2000 initial public offering of common stock of TyCom Ltd. The settlement received final court approval on August 25, 2010 from the United States District Court for the District of New Jersey, although certain contingencies for the matter will remain outstanding until the end of calendar year 2010. The settlement is subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and Tyco Electronics. The Company believes its remaining reserve related to legacy securities matters is sufficient to satisfy the final resolution of this matter.

Tyco is also a party to several lawsuits involving disputes with former management, among which are affirmative cases brought by Tyco against Mr. Dennis L. Kozlowski, Tyco's former chief executive officer, Mr. Mark Swartz, its former chief financial officer, and Mr. Frank Walsh Jr., a former director. In connection with these affirmative actions, Messrs. Kozlowski and Swartz are seeking an aggregate of approximately $128 million allegedly due in connection with their compensation and retention arrangements and under ERISA, and Mr. Walsh has made claims alleging that Tyco is required to indemnify him for his defense costs and settlement amounts paid by him in connection with securities lawsuits and arising from his role as a Tyco director. Tyco intends to vigorously defend each of these actions. In October 2010, the U.S. District Court for the Southern District of New York denied Tyco's affirmative claims for indemnification against Mr. Walsh. Tyco intends to appeal this decision. Mr. Walsh's claims against Tyco remain outstanding.

14. Commitments and Contingencies (Continued)

Tyco has reserved its best estimate of probable loss for these matters, and although their ultimate resolution could differ materially from these estimates, the Company does not believe such resolution would have a material adverse effect on its financial position, results of operations or cash flows.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 24, 2010, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $27 million to $85 million. As of September 24, 2010, Tyco concluded that the best estimate within this range is approximately $34 million, of which $18 million is included in accrued and other current liabilities and $16 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has recorded asset retirement obligations ("AROs") for the estimated future costs associated with legal obligations to retire certain assets. As of September 24, 2010 and September 25, 2009, the Company's AROs were $10 million and $11 million, respectively. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. Of the lawsuits that have proceeded to trial since 2005, the Company has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. The Company recently settled the matter while its appeal was pending for significantly less than the amount awarded by the jury. As of September 24, 2010, there were approximately 3,500 lawsuits pending against the Company and its subsidiaries. Each lawsuit typically includes several claims, and the Company has determined that there were approximately 4,700 claims outstanding as of September 24, 2010, which amount reflects the Company's current estimate of the number of active claims made against it or its affiliates, and includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions.

14. Commitments and Contingencies (Continued)

Annually, the Company performs a detailed analysis with the assistance of outside legal counsel and other experts to update its estimated asbestos-related assets and liabilities. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers. On a quarterly basis, the company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset.

The Company performed its annual analysis of asbestos-related liabilities and insurance assets during the third quarter of 2010. During the third quarter of 2010, the Company settled a higher than expected number of claims at above average amounts as compared to the estimates used during the Company's valuation performed during fiscal 2009. Based on the Company's claim experience over the past 5 years, including the impact of the above mentioned increase in settlements and average settlement amounts during fiscal 2010, the Company increased its estimated net liability, which resulted in the Company recording a net charge of approximately $52 million during the third quarter of 2010. As of September 24, 2010, the Company's estimated net liability of $106 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $309 million, and separately as an asset for insurance recoveries of $203 million. Similarly, as of September 25, 2009, the Company's estimated net liability of $49 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $240 million, and separately as an asset for insurance recoveries of $191 million. The estimated insurance asset increased due to the responsiveness of pertinent insurance policies that cover a portion of the increased liability.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of available insurance and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. The Company believes that its asbestos-related reserves as of September 24, 2010 are appropriate. However, actual liabilities or insurance recoveries could be

14. Commitments and Contingencies (Continued)

significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and the Company has reported to German authorities potentially improper conduct involving agents retained by the Company's EMEA water business. The Company has since resolved this matter with German authorities while the Italian matter remains outstanding. The Company reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. In 2005, the Company informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. The baseline review, which has been completed, has revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters. Active discussions remain ongoing, and the Company cannot predict the timing of their resolution or their outcome and cannot estimate the range of potential loss or the form of penalty that may result from an adverse resolution. It is possible that the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien and Tyco Electronics, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and Tyco Electronics.

As previously disclosed, in early 2007 certain former subsidiaries in the Company's Flow Control business were charged by the German Federal Cartel Office ("FCO") with engaging in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German anti-trust law. The Company is cooperating with the FCO in its ongoing investigation of this violation. The Company cannot estimate the range of potential loss that may result from this violation. It is possible that the

14. Commitments and Contingencies (Continued)

Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $14.3 million of which has been cumulatively paid through September 24, 2010. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, which is a business that was formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the "Coal Act"), The Brink's Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Associate ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink's Company, Broadview Security entered into an agreement in which The Brink's Company agreed to indemnify Broadview Security for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives the Company's acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brinks Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and its belief that The Brink's Company and the VEBA will be able to satisfy all future obligations under the Coal Act.

14. Commitments and Contingencies (Continued)

Other Matters

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company's former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in ADT's favor dismissing a number of the plaintiffs' key claims. The plaintiffs have appealed this verdict. While it is not possible at this time to predict the final outcome of these lawsuits, the Company does not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Income Tax Matter—See Note 6 for a more detailed discussion of the status of the Company's outstanding income tax audits.

15. Retirement Plans

The Company sponsors a number of pension plans. The Company measures its pension plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

15. Retirement Plans (Continued)

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2010, 2009 and 2008 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2010	2009	2008	2010	2009	2008
Service cost	$ 10	$ 9	$ 8	$ 23	$ 28	$ 45
Interest cost	46	49	47	71	68	81
Expected return on plan assets	(49)	(49)	(58)	(67)	(60)	(82)
Amortization of initial net asset	—	—	—	—	—	(1)
Amortization of prior service cost (credit)	1	1	1	(2)	(3)	(3)
Amortization of net actuarial loss	26	9	5	26	15	19
Plan settlements, curtailments and special termination benefits	1	—	—	(29)	(1)	(2)
Net periodic benefit cost	$ 35	$ 19	$ 3	$ 22	$ 47	$ 57
Weighted-average assumptions used to determine net periodic pension cost during the year:						
Discount rate	5.5%	7.6%	6.3%	5.6%	6.5%	5.6%
Expected return on plan assets	8.0%	8.0%	8.0%	7.0%	7.0%	7.1%
Rate of compensation increase	4.0%	4.0%	4.0%	4.2%	4.5%	4.4%

During the third quarter of 2010, the Company adopted plan amendments that froze pension plan benefits for certain of its defined benefit arrangements in the United Kingdom, which resulted in the Company recognizing a curtailment gain of approximately $22 million in selling, general and administrative expenses within the Consolidated Statement of Operations. For inactive plans the Company will amortize its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net loss and prior service cost for U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $12 million and $1 million, respectively.

The estimated net loss and prior service credit for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $12 million and nil, respectively.

15. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans as of September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Change in benefit obligations:				
Benefit obligations as of beginning of year	$ 863	$ 721	$1,330	$1,402
Service cost	10	10	23	31
Interest cost	46	53	71	74
Employee contributions	—	—	3	5
Plan Amendments	—	—	1	—
Actuarial loss	60	129	84	11
Acquisitions/divestitures	—	—	3	—
Benefits and administrative expenses paid	(49)	(50)	(61)	(60)
Plan settlements, curtailments and special termination benefits	—	—	(11)	(6)
Currency translation	—	—	(53)	(127)
Benefit obligations as of end of year	$ 930	$ 863	$1,390	$1,330
Change in plan assets:				
Fair value of plan assets as of beginning of year	$ 631	$ 670	$ 950	$1,082
Actual return (loss) on plan assets	71	(13)	99	(13)
Employer contributions	4	24	78	59
Employee contributions		—	3	5
Acquisitions/divestitures		—	2	—
Plan settlements, curtailments and special termination benefits		—	(3)	(8)
Benefits and administrative expenses paid	(49)	(50)	(61)	(60)
Currency translation		—	(36)	(115)
Fair value of plan assets as of end of year	$ 657	$ 631	$1,032	$ 950
Funded status	$(273)	$(232)	$ (358)	$ (380)
Net amount recognized	$(273)	$(232)	$ (358)	$ (380)

The Company adopted the measurement date provisions of the authoritative guidance for the employers' accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, Tyco measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of accumulated earnings (deficit) and accumulated other comprehensive income (loss) for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to accumulated earnings (deficit) of $5 million, net of an income

15. Retirement Plans (Continued)

tax benefit of $2 million, and a net increase to accumulated other comprehensive income (loss) of $61 million, net of income taxes of $28 million.

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Amounts recognized in the Consolidated Balance Sheets consist of:				
Non-current assets	$ —	$ —	$ 2	$ 6
Current liabilities	(3)	(3)	(13)	(11)
Non-current liabilities	(270)	(229)	(347)	(375)
Net amount recognized	$(273)	$(232)	$(358)	$(380)
Amounts recognized in accumulated other comprehensive loss (before income taxes) consist of:				
Transition asset	$ —	$ —	$ 3	$ 4
Prior service (cost) credit	(6)	(7)	(1)	26
Net actuarial loss	(374)	(363)	(426)	(420)
Total loss recognized	$(380)	$(370)	$(424)	$(390)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	5.0%	5.5%	5.0%	5.6%
Rate of compensation increase	4.0%	4.0%	3.5%	4.2%

The accumulated benefit obligation for all U.S. plans as of September 24, 2010 and September 25, 2009 was $929 million and $862 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 24, 2010 and September 25, 2009 was $1,366 million and $1,276 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $929 million and $657 million, respectively, as of September 24, 2010 and $862 million and $631 million, respectively, as of September 25, 2009.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,344 million and $1,006 million, respectively, as of September 24, 2010 and $1,253 million and $919 million, respectively, as of September 25, 2009.

The aggregate benefit obligation and fair value of plan assets for U.S. pension plans with benefit obligations in excess of plan assets were $930 million and $657 million, respectively, as of September 24, 2010 and $863 million and $631 million, respectively, as of September 25, 2009.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $1,365 million and $1,006 million, respectively, as of September 24, 2010 and $1,312 million and $927 million, respectively, as of September 25, 2009.

15. Retirement Plans (Continued)

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet immediate and future benefit payment requirements. In addition, local regulations and local financial considerations are factors in determining the appropriate investment strategy in each country. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation is 52% to equity securities, 44% to debt securities and 4% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Asset Category:				
Equity securities	59%	61%	61%	54%
Debt securities	38%	36%	36%	42%
Real estate	—	—	—	2%
Cash and cash equivalents	3%	3%	3%	2%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own securities as a direct investment for its pension funds, due to external investment management in certain commingled funds, the plans may indirectly hold Tyco securities. The aggregate amount of the securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but not limited to, concentrations in a single entity, industry, foreign country and individual fund manager. As of September 24, 2010, there were no significant concentrations of risk in the Company's defined benefit plan assets.

The Company's plan assets are accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy

15. Retirement Plans (Continued)

levels. The Company's asset allocations by level within the fair value hierarchy as of September 24, 2010 are presented in the table below for the Company's material defined benefit plans.

($ in millions)	September 24, 2010			
	Level 1	Level 2	Level 3	Total
Equity securities:				
U.S. equity securities	$221	$ 198	$—	$ 419
Non-U.S. equity securities	155	441	—	596
Fixed income securities:				
Government and government agency securities	25	183	—	208
Corporate debt securities	—	318	—	318
Mortgage and other asset-backed securities	—	97	—	97
Real estate investments	1	—	3	4
Cash and cash equivalents	47	—	—	47
Total	$449	$1,237	$ 3	$1,689

The table below presents a rollforward of the Company's real estate investments measured at fair value on a periodic basis using significant unobservable inputs (level 3) from September 25, 2009 to September 24, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance as of September 25, 2009	$ 13
Purchases, sales, issuances, and settlements, net	(10)
Balance as of September 24, 2010	$ 3

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value ("NAV") or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and agency securities, corporate debt securities, and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities. Certain fixed income securities are held within commingled funds which are valued utilizing NAV as

15. Retirement Plans (Continued)

determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Real estate investments include publicly traded real estate investment trusts ("REITS") and direct investments in commercial and residential properties. REITS are valued at the last trade or closing price in the active market in which the individual securities are traded. Direct real estate properties are valued using discounted cash flow models which consider long-term lease estimates, future rental receipts and estimated residual values. Valuation estimates are supplemented by third-party appraisals on a periodic basis.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

The following table sets forth a summary of pension plan assets valued using NAV or its equivalent as of September 24, 2010 ($ in millions):

Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S equity securities	$125	Daily	1 day
Non-U.S. equity securities	183	Daily, Semi-monthly, Monthly	1 day, 5 days, 15 days
Government and government agency securities	17	Daily	1 day
Corporate debt securities	124	Daily	1 day, 2 days
Mortgage and other asset-backed securities	34	Daily	1 day
	$483		

The strategy of the Company's investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2010, the Company contributed $82 million to its U.S. and non-U.S. pension plans, which represented the Company's minimum required contributions to its pension plans for fiscal year 2010. The Company did not make any voluntary contributions during 2010 to its U.S. and non-US pension plans.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2011 of $12 million for the U.S. plans and $52 million for non-U.S. plans. The Company also anticipates making voluntary contributions of approximately $20 million to its U.S. plans during 2011.

15. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2011	$ 45	$ 52
2012	47	53
2013	48	58
2014	50	62
2015	51	66
2016-2020	278	386

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was nil, $1 million and $1 million in 2010, 2009 and 2008, respectively.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 24, 2010 were $87 million and $45 million, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 25, 2009 were $81 million and $42 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are the subject of litigation brought by the Company against Messrs. Kozlowski and Swartz.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $81 million, $79 million and $84 million for 2010, 2009 and 2008, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans which did not have a material impact in 2010, 2009 and 2008.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation liabilities were $108 million and $97 million as of September 24, 2010 and September 25, 2009, respectively. Deferred compensation expense was not material for 2010, 2009 and 2008.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

15. Retirement Plans (Continued)

Net periodic postretirement benefit cost for 2010, 2009 and 2008 is as follows ($ in millions):

	2010	2009	2008
Service cost	$—	$—	$—
Interest cost	4	4	4
Amortization of prior service credit	(1)	(1)	—
Amortization of net actuarial gain	(1)	(1)	(1)
Net periodic postretirement benefit cost	$ 2	$ 2	$ 3
Weighted-average assumptions used to determine net periodic postretirement benefit cost during the period:			
Discount rate	5.2%	7.4%	6.1%

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded as of September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2010	2009
Change in benefit obligations:		
Benefit obligations as of beginning of year	$ 70	$ 63
Service cost	—	—
Interest cost	4	4
Actuarial loss	2	6
Acquisitions and mergers	—	4
Benefits paid	(7)	(7)
Other	3	—
Benefit obligations as of end of year	$ 72	$ 70
Change in plan assets:		
Fair value of plan assets as of beginning of year	$ —	$ —
Employer contributions	7	7
Benefits paid	(7)	(7)
Fair value of plan assets as of end of year	$ —	$ —
Funded status	$ (72)	$ (70)
Contributions after the measurement date	—	—
Net amount recognized	$ (72)	$ (70)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (7)	$ (7)
Non-current liabilities	(65)	(63)
Net amount recognized	$ (72)	$ (70)
Amounts recognized in the accumulated other comprehensive loss (before income taxes) consist of:		
Prior service credit	$ 2	$ 2
Net actuarial gain	2	5
Total income recognized	$ 4	$ 7
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	4.4%	5.2%

15. Retirement Plans (Continued)

The Company expects to make contributions to its postretirement benefit plans of $6 million in 2011.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2011	$ 6
2012	6
2013	6
2014	6
2015	6
2016-2020	27

For measurement purposes, a 7.7% and 8.0% composite annual rate of increase in the per capita cost of covered health care benefits was assumed as of September 24, 2010 and September 25, 2009, respectively. As of September 24, 2010 and September 25, 2009, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 4.6% by the year 2027, and remain at that level thereafter, for both periods. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	4	(4)

16. Tyco Shareholders' Equity

Dividends

Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from the Company's registered share capital. As a result, the Company intends to first pay dividends in the form of a reduction of registered share capital until at least January 1, 2011. After the last dividend payment is made out of registered capital in February 2011, the Company expects to make dividend payments in the form of a reduction in contributed surplus, which are also expected to be made free of Swiss withholding taxes.

On March 10, 2010, the Company's shareholders approved an annual dividend on the Company's common shares of CHF 0.90 per share, which is being paid in the form of a return on capital in four installments of CHF 0.22 in May 2010, CHF 0.22 in August 2010, CHF 0.23 in November 2010 and CHF 0.23 in February 2011. The installments will be paid in U.S. dollars converted from Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates. The first three installments of the annual dividend were or will be paid on May 26, 2010, August 25, 2010 and November 23, 2010. While certain administrative steps need to occur to effectuate the dividend payment, approval of the dividend by the shareholders establishes the dividend under Swiss law. As a result, the Company recorded an accrued dividend of CHF 428 million as of March 10, 2010, which approximated $399 million based on the exchange rate in effect on that date. The accrued dividend was recorded in accrued and other current liabilities in the Company's Consolidated Balance Sheet as of March 26, 2010. On the Company's Consolidated Balance Sheet, this amount was recorded as a reduction of

16. Tyco Shareholders' Equity (Continued)

common shares, which reduces the par value of the Company's common shares from CHF 7.60 to CHF 6.70.

On May 14, 2010, the Company acquired all of the outstanding equity of Broadview Security. Broadview Security shareholders who received Tyco common stock as consideration in the merger were included in the first installment of dividend payments that were paid on May 26, 2010. As a result, the Company recorded an accrued dividend of CHF 32 million as of May 14, 2010, which was approximately $28 million based on the exchange rate in effect on that date.

On March 12, 2009, the Company's shareholders approved an annual dividend on the Company's common shares of CHF 0.93 per share, which was paid in the form of a return on capital in four installments of CHF 0.23, CHF 0.23, CHF 0.23 and CHF 0.24 on May 27, 2009, August 26, 2009, November 24, 2009 and February 24, 2010, respectively. The Company recorded an accrued dividend of CHF 440 million as of March 12, 2009, which approximated $377 million based on the exchange rate in effect on that date. On the Company's Consolidated Balance Sheet, this amount was recorded as a reduction of common shares, which reduced the par value of the Company's common shares from CHF 8.53 to CHF 7.60. The installments were paid in U.S. dollars converted from Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

Prior to the Change of Domicile, on December 4, 2008, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on February 2, 2009. This amount was recorded as a reduction of accumulated earnings.

Common Stock

As of September 24, 2010, the Company's share capital amounted to CHF 3,683,470,241, or 514,451,151 registered common shares with a par value of CHF 7.16 per share. Until March 12, 2011, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,464,159,140 by issuing a maximum of 204,491,500 shares. In addition, until March 12, 2011, (i) the share capital of the Company may be increased by an amount not exceeding CHF 343,175,292 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments including convertible debt instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 343,175,292 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company. Although the Company states its par value in Swiss francs it continues to use the U.S. dollar as its reporting currency for preparing its Consolidated Financial Statements.

Change in Domicile

Effective March 17, 2009, the Company changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the Change of Domicile and pursuant to the laws of Switzerland, the par value of the Company's common shares increased from $0.80 per share to 8.53 Swiss Francs (CHF) per share (or $7.21 based on the exchange rate in effect on March 17, 2009). The Change of Domicile was approved at a special general meeting of shareholders held on

16. Tyco Shareholders' Equity (Continued)

March 12, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

(1) approximately 21 million shares held directly or indirectly in treasury were cancelled;

(2) the par value of common shares of the Company was increased from $0.80 to CHF 8.53 through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the Change of Domicile, which reduced share premium and increased common shares; and

(3) the remaining amount of share premium was eliminated with a corresponding increase to contributed surplus.

Share Repurchase Program

The Company's Board of Directors approved the $1.0 billion 2010 Share Repurchase Program, $1.0 billion 2008 Share Repurchase Program and the $1.0 billion 2007 Share Repurchase Program, in September 2010, July 2008 and September 2007, respectively. During fiscal 2010, the Company repurchased approximately 24 million shares for approximately $900 million under the 2008 share repurchase program, which reduced the amount of common shares outstanding and decreased the dividends declared on the consolidated Statement of Shareholders' Equity as of September 24, 2010. The following table represents the number of shares and dollar amount of repurchases made under each of the Company's repurchase programs by fiscal year and the remaining amount available for repurchase as of September 24, 2010:

	2010 Share Repurchase Program		2008 Share Repurchase Program		2007 Share Repurchase Program	
	Shares (in millions)	Amount ($ in billions)	Shares (in millions)	Amount ($ in billions)	Shares (in millions)	Amount ($ in billions)
Approved Repurchase Amount		$1.0		$1.0		$1.0
Repurchases						
Fiscal 2010	—	—	24.3	0.9	—	—
Fiscal 2009	N/A	N/A	—	—	—	—
Fiscal 2008	N/A	N/A	2.5	0.1	23.1	0.9
Fiscal 2007	N/A	N/A	N/A	N/A	1.3	0.1
Remaining Amount Available		$1.0		$ —		$ —

17. Share Plans

Total share-based compensation cost recognized during 2010 and 2009 was $120 million and $99 million, respectively, all of which is included in selling, general and administrative expenses. Total share-based compensation cost recognized during 2008 was $104 million, which includes $100 million in selling, general and administrative expenses and $4 million in discontinued operations. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2010, 2009 and 2008 of $35 million, $25 million and $28 million ($1 million in discontinued operations), respectively.

17. Share Plans (Continued)

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan") and the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted shares, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provides for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded thereunder as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of a full value Award (restricted stock, RSUs and PSUs), the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. As of September 24, 2010, there were approximately 22 million shares available for future grant under the 2004 Plan. As of September 24, 2010, 17 million shares had been granted under the 2004 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. During 2010, there were approximately 0.3 million shares originally reserved for issuance under this plan, that became available for future grant under the 2004 Plan due to expiration, forfeiture or cancellation. As of September 24, 2010, 2.8 million options remained outstanding which were granted under the LTIP prior to its termination.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan were similar to the LTIP I Plan. During 2010, there were approximately 1 million shares originally reserved for issuance under this plan, that became available for future grant under the 2004 Plan due to expiration, forfeiture or cancellation. As of September 24, 2010, 3.3 million options remained outstanding which were granted under the LTIP II prior to its termination.

Share Options—Options are granted to purchase common shares at prices that are equal to or greater than the closing market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant. Historically, the Company's practice has been to settle stock option exercises through either newly issued shares or from shares held in treasury.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected

17. Share Plans (Continued)

life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Expected stock price volatility	34%	32%	27%
Risk free interest rate	2.50%	2.67%	2.93%
Expected annual dividend per share	$0.80	$0.80	$0.62
Expected life of options (years)	5.5	5.2	4.5

The weighted-average grant-date fair values of options granted during 2010, 2009 and 2008 was $9.18, $7.09 and $11.06, respectively. The total intrinsic value of options exercised during 2010, 2009 and 2008 was $32 million, $0.5 million and $16 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2010, 2009 and 2008 was not significant.

A summary of the option activity as of September 24, 2010 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 25, 2009	25,692,746	$45.22		
Granted	4,173,880	33.82		
Replacement awards (see Note 4)	1,682,437	23.76		
Exercised	(2,104,474)	23.12		
Expired	(2,370,193)	63.69		
Forfeited	(675,007)	36.15		
Outstanding as of September 24, 2010	26,399,389	42.38	5.5	$123
Vested and unvested expected to vest as of September 24, 2010	25,658,044	42.66	5.4	118
Exercisable as of September 24, 2010	17,337,611	46.67	4.0	68

As of September 24, 2010, there was $47 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries were eligible to participate in an employee share purchase plan ("ESPP"). Eligible employees authorized payroll deductions to be made for the purchase of shares. The Company matched a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker. The ESPP was suspended indefinitely during the quarter ended September 25, 2009.

17. Share Plans (Continued)

Under the SAYE Plan, eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan was approved on November 3, 1999 for a ten year period and expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

A summary of option activity under the SAYE Plan as of September 24, 2010 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 25, 2009	375,906	$32.82		
Exercised	(41,422)	23.45		
Expired	(67,284)	26.08		
Forfeited	(23,296)	33.93		
Outstanding as of September 24, 2010	243,904	36.16	0.9	$1
Vested and unvested expected to vest as of September 24, 2010	185,008	36.08	0.9	$1

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2009 and 2008 were $3.47 and $14.18, respectively. There were no options granted under the SAYE Plan during 2010. The total intrinsic value of options exercised during 2010, 2009 and 2008 was $1 million, $1 million and $3 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2010, 2009 and 2008 was not significant. As of September 24, 2010, there was $0.1 million in total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized over a period of 1 year.

Restricted Share Awards—Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, death or disability of the employee.

The fair market value of restricted awards, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted share awards that vest based upon passage of time generally vest over a period of four years. The fair value of restricted share awards is determined based on the closing market price of the Company's shares on the grant date.

17. Share Plans (Continued)

Restricted share awards that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share awards is determined based on the Monte Carlo valuation model. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

The Company generally grants restricted stock units. Recipients of restricted stock units have no voting rights and receive dividend equivalent units. Recipients of performance shares have no voting rights and may receive dividend equivalent units depending on the terms of the grant.

A summary of the activity of the Company's restricted share awards including performance shares as of September 24, 2010 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 25, 2009	3,736,710	$38.75
Granted	1,551,591	34.23
Vested	(1,346,549)	42.21
Forfeited	(270,726)	36.82
Non-vested as of September 24, 2010	3,671,026	35.76

The weighted-average grant-date fair value of restricted share awards granted during 2010, 2009 and 2008 was $34.23, $28.56 and $40.27, respectively. The total fair value of restricted share awards vested during 2010, 2009 and 2008 was $54 million, $74 million and $41 million, respectively.

Non-vested Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 25, 2009	1,417,523	$38.71
Granted	830,660	40.27
Forfeited	(519,031)	58.32
Non-vested as of September 24, 2010	1,729,152	33.57

The weighted-average grant-date fair value of performance share awards granted during 2010, 2009 and 2008 was $40.27, $27.84 and $46.11, respectively. No performance shares vested during 2010, 2009 and 2008.

As of September 24, 2010, there was $89 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. That cost is expected to be recognized over a weighted-average period of 2.0 fiscal years.

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment or service to the Company. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the closing market price of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote and receive cash dividends. However, they

17. Share Plans (Continued)

have the right to receive dividend equivalent units. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, grants made to executives generally vested in equal annual installments over three years while DSUs granted to the Board of Directors were immediately vested. The Company has granted 1 million DSUs, the majority of which were outstanding as of September 24, 2010.

The weighted-average grant-date fair value of DSUs granted during 2009 and 2008 was $34.09 and $44.96, respectively. There were no DSU awards granted during 2010. The total fair value of DSUs vested during 2010, 2009 and 2008 was $1 million, $2 million and $2 million, respectively. As of September 24, 2010, all DSUs are vested.

18. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows ($ in millions):

	Currency Translation[1]	Unrealized (Loss) Gain on Marketable Securities	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 28, 2007	$ 891	$ —	$(326)	$ 565
Pre-tax current period change	(307)	(9)	(32)	(348)
Income tax expense	—	4	11	15
Balance as of September 26, 2008	584	(5)	(347)	232
Cumulative effect of adopting a new accounting principle (See Note 15)	—	—	89	89
Pre-tax current period change	(203)	14	(327)	(516)
Income tax expense	—	(5)	79	74
Other[2]	34	—	—	34
Balance as of September 25, 2009	415	4	(506)	(87)
Pre-tax current period change	(208)	—	(47)	(255)
Income tax expense[3]	7	—	14	21
Balance as of September 24, 2010	$ 214	$ 4	$(539)	$(321)

(1) During the years ended September 24, 2010, September 25, 2009, and September 26, 2008, $67 million of a cumulative translation gain, $21 million of a cumulative translation loss and $58 million of a cumulative translation gain, respectively, were transferred from currency translation adjustments as a result of the sale of foreign entities. Of these amounts nil, $21 million and $58 million, respectively, are included in income from discontinued operations.

(2) Adjustment to accumulated (deficit) earnings recorded to correct the distribution amount to Covidien and Tyco Electronics at the date of the Separations. See Note 2.

(3) Tax effect of net investment hedge.

19. Consolidated Segment and Geographic Data

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company operates and reports financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers. In addition, ADT Worldwide manufactures certain products related to retailer anti-theft systems.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for general process, energy and mining markets as well as the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic security and life safety products, including fire sprinklers, breathing apparatus, intrusion, security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

Tyco also provides general corporate services to its segments and these costs are reported as Corporate and Other.

The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services. During the first quarter of fiscal 2010, the manufacturing operations which support the ADT retail business, historically included in the Safety Products segment, were transferred to the ADT Worldwide segment. In addition, certain smaller businesses were transferred between segments; from the Company's Safety Products segment to the Company's Fire Protection Services segment in Asia Pacific; from the Company's Fire Protection Services segment to the Company's ADT Worldwide segment in EMEA and Latin America. Further, certain overhead costs were transferred from Corporate and Other to the Company's ADT Worldwide segment. During the third quarter of fiscal 2010 the Company reclassified certain businesses which have satisfied the criteria to be presented as discontinued operations to income from discontinued operations in the Consolidated Statement of Operations and assets and liabilities held for sale within the Consolidated Balance Sheets. See Note 2. As a result of the realignment of these business activities and discontinued operations, the segment and

19. Consolidated Segment and Geographic Data (Continued)

geographic financial information for 2009 and 2008 have been recast to reflect the above. Selected information by segment is presented in the following tables ($ in millions):

	2010	2009	2008
Net revenue[1]:			
ADT Worldwide	$ 7,376	$ 7,066	$ 7,802
Flow Control	3,373	3,495	3,952
Fire Protection Services	3,355	3,410	3,813
Electrical and Metal Products	1,399	1,392	2,272
Safety Products	1,513	1,519	1,889
Corporate and Other	—	—	5
	$17,016	$16,882	$19,733

(1) Revenue by operating segment excludes intercompany transactions.

	2010	2009[1]	2008
Operating income (loss):			
ADT Worldwide	$1,056	$ (202)	$ 866
Flow Control	410	496	574
Fire Protection Services	272	70	333
Electrical and Metal Products	100	(938)	342
Safety Products	221	(367)	301
Corporate and Other	(461)	(565)	(520)
	$1,598	$(1,506)	$1,896

(1) Operating loss in 2009 includes goodwill and intangible asset impairment charges of $2.7 billion.

Total Assets by segment as of September 24, 2010, September 25, 2009 and September 26, 2008 are as follows ($ in millions):

	2010	2009	2008
Total Assets:			
ADT Worldwide	$13,766	$11,395	$12,966
Flow Control	4,046	4,241	4,378
Fire Protection Services	2,626	2,629	2,825
Electrical and Metal Products	779	629	1,916
Safety Products	1,935	1,954	2,679
Corporate and Other	3,652	4,301	3,481
Assets held for sale	324	404	559
	$27,128	$25,553	$28,804

19. Consolidated Segment and Geographic Data (Continued)

Depreciation and amortization and capital expenditures by segment for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 are as follows ($ in millions):

	2010	2009	2008
Depreciation and amortization:			
ADT Worldwide	$1,019	$ 947	$ 975
Flow Control	67	62	59
Fire Protection Services	32	34	31
Electrical and Metal Products	36	30	37
Safety Products	45	48	43
Corporate and Other	4	5	3
	$1,203	$1,126	$1,148

	2010	2009	2008
Capital expenditures			
ADT Worldwide	$497	$443	$504
Flow Control	98	100	118
Fire Protection Services	24	25	28
Electrical and Metal Products	48	46	35
Safety Products	49	56	31
Corporate and Other	2	32	6
	$718	$702	$722

Net revenue by geographic area for the years ended September 24, 2010, September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2010	2009	2008
Net Revenue[1]:			
United States	8,266	$ 8,304	$ 9,465
Other Americas	1,726	1,520	1,733
Europe, Middle East and Africa	3,990	4,351	5,283
Asia-Pacific	3,034	2,707	3,252
	$17,016	$16,882	$19,733

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

19. Consolidated Segment and Geographic Data (Continued)

Long-lived assets by geographic area as of September 24, 2010, September 25, 2009 and September 26, 2008 are as follows ($ in millions):

	2010	2009	2008
Long-lived assets[1]:			
United States	$3,364	$2,701	$2,722
Other Americas	448	402	364
Europe, Middle East and Africa	424	478	503
Asia-Pacific	665	605	582
Corporate and Other	3	14	14
	$4,904	$4,200	$4,185

(1) Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

During the first quarter of 2011, the Company will realign its Safety Products segment between its ADT Worldwide and Fire Protection segments. The Company's existing ADT Worldwide and Fire Protection segments will create two new businesses: Tyco Security Solutions and Tyco Fire Protection.

Tyco Security Solutions will consist of the Company's ADT Worldwide segment as well as manufacturing security products including intrusion, security, access control and video management systems previously manufactured by its Safety Products segment. Tyco Fire Protection will consist of its Fire Protection segment as well as a number of businesses in its Safety Products segment including its fire suppression and building products and life safety products businesses.

As a result of this realignment, as well as the planned sale of a 51% interest of the Company's Electrical and Metal Products business (see Note 25), the Company will have three core businesses: Tyco Security Solutions, Tyco Fire Protection and Flow Control.

20. Supplementary Consolidated Balance Sheet Information

Selected supplementary Consolidated Balance Sheet information as of September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2010	2009
Deferred tax asset—non current	$1,131	$1,105
Other non-current assets	1,465	1,537
Other assets	$2,596	$2,642
Accrued payroll and payroll related costs	665	540
Deferred income tax liability-current	61	43
Income taxes payable—current	102	83
Other	1,843	1,772
Accrued and other current liabilities	$2,671	$2,438
Long-term pension and postretirement liabilities	847	807
Deferred income tax liability—non-current	605	264
Income taxes payable—non-current	238	221
Other	1,311	1,399
Other liabilities	$3,001	$2,691

21. Inventory

Inventories consisted of the following ($ in millions):

	September 24, 2010	September 25, 2009
Purchased materials and manufactured parts	$ 504	$ 482
Work in process	192	194
Finished goods	747	694
Inventories	$1,443	$1,370

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

22. Property, Plant and Equipment

Property, plant and equipment consisted of the following ($ in millions):

	September 24, 2010	September 25, 2009
Land	$ 154	$ 144
Buildings	816	745
Subscriber systems	6,085	5,309
Machinery and equipment	2,457	2,324
Property under capital leases[1]	62	62
Construction in progress	154	164
Accumulated depreciation[2]	(5,572)	(5,311)
Property, Plant and Equipment, net	$ 4,156	$ 3,437

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $34 million and $28 million as of September 24, 2010 and September 25, 2009, respectively.

23. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 24, 2010 and September 25, 2009 is as follows ($ in millions, except per share data):

	2010			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenue	$4,155	$4,094	$4,274	$4,493
Gross Profit	1,539	1,491	1,581	1,669
Income from continuing operations attributable to Tyco common shareholders	296	306	250	273
Income (loss) from discontinued operations, net of income taxes	6	4	4	(7)
Net income attributable to Tyco common shareholders	302	310	254	266
Basic earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.62	$ 0.64	$ 0.51	$ 0.55
Income (loss) from discontinued operations, net of income taxes	0.02	0.01	0.01	(0.01)
Net income attributable to Tyco common shareholders	$ 0.64	$ 0.65	$ 0.52	$ 0.54
Diluted earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.62	$ 0.64	$ 0.50	$ 0.55
Income (loss) from discontinued operations, net of income taxes	0.01	0.01	0.01	(0.02)
Net income attributable to Tyco common shareholders	$ 0.63	$ 0.65	$ 0.51	$ 0.53

	2009			
	1st Qtr.	2nd Qtr.[1]	3rd Qtr.	4th Qtr.
Revenue	$4,340	$ 4,068	$4,152	$4,322
Gross Profit	1,539	1,417	1,475	1,581
Income (loss) from continuing operations attributable to Tyco common shareholders	271	(2,561)	244	201
Income (loss) from discontinued operations, net of income taxes	6	(6)	43	4
Net income (loss) attributable to Tyco common shareholders	277	(2,567)	287	205
Basic earnings per share attributable to Tyco common shareholders:				
Income (loss) from continuing operations	$ 0.57	$ (5.41)	$ 0.52	$ 0.42
Income (loss) from discontinued operations, net of income taxes	0.02	(0.01)	0.09	0.01
Net income (loss) attributable to Tyco common shareholders	$ 0.59	$ (5.42)	$ 0.61	$ 0.43
Diluted earnings per share attributable to Tyco common shareholders:				
Income (loss) from continuing operations	$ 0.57	$ (5.41)	$ 0.51	$ 0.42
Income (loss) from discontinued operations, net of income taxes	0.01	(0.01)	0.09	0.01
Net income (loss) attributable to Tyco common shareholders	$ 0.58	$ (5.42)	$ 0.60	$ 0.43

(1) Loss from continuing operations includes goodwill and intangible asset impairments of $2.7 billion.

24. Tyco International Finance S.A.

TIFSA, a wholly-owned subsidiary of the Company, has public debt securities outstanding (see Note 11) which are fully and unconditionally guaranteed by Tyco. The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

During the second quarter of 2008, the Company completed a tax-free restructuring involving the transfer of certain investments from Tyco to TIFSA. Since the transactions were entirely among wholly-owned subsidiaries of Tyco, there was no impact on the Company's consolidated financial position, results of operations or cash flows. The transactions did, however, result in an increase to TIFSA's investment in subsidiaries of $1.9 billion. Since these transactions were among entities under common control, their effects have been reflected as of the beginning of the earliest period presented.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,016	$ —	$17,016
Cost of product sales and services	—	—	10,736	—	10,736
Selling, general and administrative expenses	15	2	4,569	—	4,586
Restructuring, asset impairment and divestiture charges, net	—	—	96	—	96
Operating (loss) income	(15)	(2)	1,615	—	1,598
Interest income	—	—	31	—	31
Interest expense	—	(278)	(6)	—	(284)
Other income (expense), net	8	(87)	4	—	(75)
Equity in net income of subsidiaries	2,506	1,142	—	(3,648)	—
Intercompany interest and fees	(1,374)	347	1,027	—	—
Income from continuing operations before income taxes	1,125	1,122	2,671	(3,648)	1,270
Income tax benefit (expense)	—	8	(146)	—	(138)
Income from continuing operations	1,125	1,130	2,525	(3,648)	1,132
Income from discontinued operations, net of income taxes	7	7	7	(14)	7
Net income	1,132	1,137	2,532	(3,662)	1,139
Less: noncontrolling interest in subsidiaries net income	—	—	7	—	7
Net income attributable to Tyco common shareholders	$ 1,132	$1,137	$ 2,525	$(3,662)	$ 1,132

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$16,882	$ —	$16,882
Cost of product sales and services	—	—	10,870	—	10,870
Selling, general and administrative expenses	152	5	4,442	—	4,599
Goodwill and intangible asset impairments	—	—	2,705	—	2,705
Restructuring, asset impairment and divestiture charges, net	4	—	210	—	214
Operating loss	(156)	(5)	(1,345)	—	(1,506)
Interest income	—	—	44	—	44
Interest expense	—	(288)	(13)	—	(301)
Other (expense) income, net	(13)	2	4	—	(7)
Equity in net loss of subsidiaries	(251)	(1,444)	—	1,695	—
Intercompany interest and fees	(1,425)	129	1,296	—	—
Loss from continuing operations before income taxes	(1,845)	(1,606)	(14)	1,695	(1,770)
Income tax benefit (expense)	—	63	(134)	—	(71)
Loss from continuing operations	(1,845)	(1,543)	(148)	1,695	(1,841)
Income from discontinued operations, net of income taxes	47	44	47	(91)	47
Net loss	(1,798)	(1,499)	(101)	1,604	(1,794)
Less: noncontrolling interest in subsidiaries net income	—	—	4	—	4
Net loss attributable to Tyco common shareholders	$(1,798)	$(1,499)	$ (105)	$1,604	$(1,798)

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$19,733	$ —	$19,733
Cost of product sales and services	—	—	12,780	—	12,780
Selling, general and administrative expenses	29	5	4,790	—	4,824
Goodwill and intangible asset impairments	—	—	10	—	10
Restructuring, asset impairment and divestiture charges, net	—	—	223	—	223
Operating (loss) income	(29)	(5)	1,930	—	1,896
Interest income	47	1	64	—	112
Interest expense	(47)	(336)	(13)	—	(396)
Other income (expense), net	39	(252)	(10)	—	(223)
Equity in net income of subsidiaries	2,519	1,485	—	(4,004)	—
Intercompany interest and fees	(1,467)	143	1,324	—	—
Income from continuing operations before income taxes	1,062	1,036	3,295	(4,004)	1,389
Income tax benefit (expense)	—	159	(485)	—	(326)
Income from continuing operations	1,062	1,195	2,810	(4,004)	1,063
Income from discontinued operations, net of income taxes	491	498	495	(993)	491
Net income	1,553	1,693	3,305	(4,997)	1,554
Less: noncontrolling interest in subsidiaries net income	—	—	1	—	1
Net income attributable to Tyco common shareholders	$ 1,553	$1,693	$ 3,304	$(4,997)	$ 1,553

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,775	$ —	$ 1,775
Accounts receivable, net	—	—	2,493	—	2,493
Inventories	—	—	1,443	—	1,443
Intercompany receivables	1,082	160	15,770	(17,012)	—
Prepaid expenses and other current assets	69	2	865	—	936
Deferred income taxes	—	—	382	—	382
Assets held for sale	221	221	324	(442)	324
Total current assets	1,372	383	23,052	(17,454)	7,353
Property, plant and equipment, net	—	—	4,156	—	4,156
Goodwill	—	—	9,577	—	9,577
Intangible assets, net	—	—	3,446	—	3,446
Investment in subsidiaries	45,396	16,482	—	(61,878)	—
Intercompany loans receivable	—	11,695	20,387	(32,082)	—
Other assets	90	323	2,183	—	2,596
Total Assets	$46,858	$28,883	$62,801	$(111,414)	$27,128
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 517	$ 19	$ —	$ 536
Accounts payable	—	—	1,340	—	1,340
Accrued and other current liabilities	421	64	2,186	—	2,671
Deferred revenue	—	—	618	—	618
Intercompany payables	10,581	5,189	1,242	(17,012)	—
Liabilities held for sale	—	—	103	—	103
Total current liabilities	11,002	5,770	5,508	(17,012)	5,268
Long-term debt	—	3,593	59	—	3,652
Intercompany loans payable	21,362	1,772	8,948	(32,082)	—
Deferred revenue	—	—	1,106	—	1,106
Other liabilities	410	—	2,591	—	3,001
Total Liabilities	32,774	11,135	18,212	(49,094)	13,027
Tyco Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	2,948	—	—	—	2,948
Common shares held in treasury	(575)	—	(401)	—	(976)
Other shareholders' equity	11,711	17,748	42,473	(59,820)	12,112
Total Tyco Shareholders' Equity	14,084	17,748	44,572	(62,320)	14,084
Noncontrolling interest	—	—	17	—	17
Total Equity	14,084	17,748	44,589	(62,320)	14,101
Total Liabilities and Equity	$46,858	$28,883	$62,801	$(111,414)	$27,128

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 2,354	$ —	$ 2,354
Accounts receivable, net	—	—	2,544	—	2,544
Inventories	—	—	1,370	—	1,370
Intercompany receivables	1,069	29	14,646	(15,744)	—
Prepaid expenses and other current assets	114	—	849	—	963
Deferred income taxes	—	—	405	—	405
Assets held for sale	127	127	404	(254)	404
Total current assets	1,310	156	22,572	(15,998)	8,040
Property, plant and equipment, net	—	—	3,437	—	3,437
Goodwill	—	—	8,791	—	8,791
Intangible assets, net	—	—	2,643	—	2,643
Investment in subsidiaries	43,358	15,939	—	(59,297)	—
Intercompany loans receivable	—	9,765	18,695	(28,460)	—
Other assets	96	303	2,243	—	2,642
Total Assets	$44,764	$26,163	$58,381	$(103,755)	$25,553
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 200	$ 45	$ —	$ 245
Accounts payable	—	—	1,198	—	1,198
Accrued and other current liabilities	338	54	2,046	—	2,438
Deferred revenue	—	—	588	—	588
Intercompany payables	9,476	5,177	1,091	(15,744)	—
Liabilities held for sale	—	—	277	—	277
Total current liabilities	9,814	5,431	5,245	(15,744)	4,746
Long-term debt	—	3,951	78	—	4,029
Intercompany loans payable	21,450	80	6,930	(28,460)	—
Deferred revenue	—	—	1,133	—	1,133
Other liabilities	559	—	2,132	—	2,691
Total Liabilities	31,823	9,462	15,518	(44,204)	12,599
Tyco Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	3,122	—	—	—	3,122
Common shares held in treasury	—	—	(214)	—	(214)
Other shareholders' equity	9,819	16,701	40,564	(57,051)	10,033
Total Tyco Shareholders' Equity	12,941	16,701	42,850	(59,551)	12,941
Noncontrolling interest	—	—	13	—	13
Total Equity	12,941	16,701	42,863	(59,551)	12,954
Total Liabilities and Equity	$44,764	$26,163	$58,381	$(103,755)	$25,553

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (325)	$(172)	$ 3,127	$ —	$ 2,630
Net cash provided by discontinued operating activities	—	—	27	—	27
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(718)	—	(718)
Proceeds from disposal of assets	—	—	29	—	29
Acquisition of businesses, net of cash acquired	—	—	(600)	—	(600)
Accounts purchased by ADT	—	—	(559)	—	(559)
Divestiture of businesses, net of cash retained	—	—	21	—	21
Intercompany dividend from subsidiary	20	—	—	(20)	—
Net increase in intercompany loans	—	(121)	—	121	—
Decrease (increase) in investment in subsidiaries	1,363	457	(1,950)	130	—
Decrease in investments	—	—	59	—	59
Decrease in restricted cash	—	—	7	—	7
Other	—	—	(14)	—	(14)
Net cash provided by (used in) in investing activities	1,383	336	(3,725)	231	(1,775)
Net cash used in discontinued investing activities	—	—	(12)	—	(12)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(158)	(46)	—	(204)
Proceeds from exercise of share options	—	—	49	—	49
Dividends paid	(416)	—	—	—	(416)
Intercompany dividend to parent	—	—	(20)	20	—
Repurchase of common shares by treasury	(575)	—	(325)	—	(900)
Net intercompany loan (repayments) borrowings	(88)	—	209	(121)	—
Increase in equity from parent	—	—	130	(130)	—
Transfer from discontinued operations	—	—	15	—	15
Other	21	(6)	—	—	15
Net cash (used in) provided by financing activities	(1,058)	(164)	12	(231)	(1,441)
Net cash used in discontinued financing activities	—	—	(15)	—	(15)
Effect of currency translation on cash	—	—	7	—	7
Net decrease in cash and cash equivalents	—	—	(579)	—	(579)
Cash and cash equivalents at beginning of period	—	—	2,354	—	2,354
Cash and cash equivalents at end of period	$ —	$ —	$ 1,775	$ —	$ 1,775

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (160)	$(1,890)	$ 4,437	$ —	$ 2,387
Net cash provided by discontinued operating activities	—	—	34	—	34
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(702)	—	(702)
Proceeds from disposal of assets	—	—	12	—	12
Acquisition of businesses, net of cash acquired	—	—	(48)	—	(48)
Accounts purchased by ADT	—	—	(543)	—	(543)
Divestiture of businesses, net of cash retained	—	—	2	—	2
Net decrease in intercompany loans	—	2,188	—	(2,188)	—
Decrease in investment in subsidiaries	1,654	1,352	—	(3,006)	—
Decrease in investments	—	—	17	—	17
Decrease in restricted cash	—	—	1	—	1
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	1,654	3,540	(1,262)	(5,194)	(1,262)
Net cash provided by discontinued investing activities	—	—	59	—	59
Cash Flows From Financing Activities:					
Net borrowings (repayments) of debt	—	27	(19)	—	8
Proceeds from exercise of share options	—	—	1	—	1
Dividends paid	(388)	—	—	—	(388)
Repurchase of common shares by subsidiary	—	—	(3)	—	(3)
Net intercompany loan repayments	(1,123)	—	(1,065)	2,188	—
Decrease in equity from parent	—	(1,673)	(1,333)	3,006	—
Transfer from discontinued operations	—	—	93	—	93
Other	16	(5)	(2)	—	9
Net cash used in financing activity	(1,495)	(1,651)	(2,328)	5,194	(280)
Net cash used in discontinued financing activities	—	—	(93)	—	(93)
Effect of currency translation on cash	—	—	(10)	—	(10)
Net (decrease) increase in cash and cash equivalents	(1)	(1)	837	—	835
Cash and cash equivalents at beginning of period	1	1	1,517	—	1,519
Cash and cash equivalents at end of period	$ —	$ —	$ 2,354	$ —	$ 2,354

24. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$(4,034)	$(1,814)	$ 4,936	$ —	$ (912)
Net cash provided by discontinued operating activities	—	—	22	—	22
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(722)	—	(722)
Proceeds from disposal of assets	—	—	25	—	25
Acquisition of businesses, net of cash acquired	—	—	(347)	—	(347)
Accounts purchased by ADT	—	—	(376)	—	(376)
Divestiture of businesses, net of cash retained	—	—	1	—	1
Class action settlement escrow	2,960	—	—	—	2,960
Intercompany dividend from subsidiary	—	62	—	(62)	—
Net increase in intercompany loans	—	(75)	—	75	—
Decrease in investment in subsidiaries	—	2,450	—	(2,450)	—
Decrease in investments	—	—	32	—	32
Increase in restricted cash	—	—	(17)	—	(17)
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	2,960	2,437	(1,405)	(2,437)	1,555
Net cash provided by discontinued investing activities	—	—	902	—	902
Cash Flows From Financing Activities:					
Net repayments of debt	—	(546)	(1)	—	(547)
Proceeds from exercise of share options	47	—	2	—	49
Dividends paid	(292)	—	—	—	(292)
Intercompany dividend to parent	—	—	(62)	62	—
Repurchase of common shares by subsidiary	—	—	(854)	—	(854)
Repurchase of common shares by treasury	(192)	—	—	—	(192)
Net intercompany loan borrowings (repayments)	1,496	—	(1,421)	(75)	—
Decrease in equity from parent	—	—	(2,450)	2,450	—
Transfer from discontinued operations	—	—	928	—	928
Other	—	(76)	4	—	(72)
Net cash provided by (used in) financing activities	1,059	(622)	(3,854)	2,437	(980)
Net cash used in discontinued financing activities	—	—	(924)	—	(924)
Effect of currency translation on cash	—	—	(38)	—	(38)
Net (decrease) increase in cash and cash equivalents	(15)	1	(361)	—	(375)
Cash and cash equivalents at beginning of period	16	—	1,878	—	1,894
Cash and cash equivalents at end of period	$ 1	$ 1	$ 1,517	$ —	$1,519

25. Subsequent Events

On September 30, 2010, the Company received the necessary consents and approval to complete the sale of its European water business and received net cash proceeds of approximately $267 million. The Company expects to recognize a gain on the transaction.

Consistent with its annual equity compensation practices, on October 12, 2010, the Company granted Tyco employees 3.9 million share options with a weighted-average grant-date fair value of $9.13 per share at the date of grant. Additionally, the Company granted 1.4 million and 0.6 million restricted stock units and performance share units with a fair value of $37.29 and $41.17 per share on the date of grant, respectively.

On November 9, 2010, the Company announced that it entered into an agreement to sell a 51% interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). The Company will form a newly incorporated holding company, Atkore, to hold the Company's Electrical and Metal Products business. Upon closing, Tyco is expected to receive total cash proceeds of approximately $720 million and anticipates recognizing a gain on the transaction. Pursuant to the Investment Agreement entered into in connection with the transaction, Tyco and its affiliates have agreed to sell shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock") to the Investor for $306 million. The preferred stock to be sold to Investor will initially represent 51% of the outstanding capital stock (on an as-converted basis) of Atkore immediately following the closing. Under the terms of the Investment Agreement, it is anticipated that Atkore will incur new third party indebtedness of up to $465 million and use such proceeds in part to repay approximately $400 million in intercompany indebtedness to subsidiaries of Tyco. The transaction is subject to the satisfaction of customary closing conditions and is expected to close in the first half of fiscal 2011. The Company will continue to present Atkore in continuing operations. Upon completion of the transaction, Tyco's ownership interest in Atkore will be accounted for under the equity method of accounting.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance as of Beginning of Year	Additions Charged to Income	Divestitures and Other	Deductions	Balance as of End of Year
Accounts Receivable:					
Year Ended September 26, 2008 . .	$177	$ 83	$ 17	$ (81)	$196
Year Ended September 25, 2009 . .	196	106	(31)	(104)	167
Year Ended September 24, 2010 . .	167	96	4	(106)	161

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SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense reflected in the Company's Consolidated Statement of Operations was approximately $6 billion and $3 billion for 2010 and 2009, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits. During 2009, it was not practicable for the Company to capture the amount of personnel expense reflected in cost of product sales and services. However, during 2010 the Company began to report the portion of personnel expense reflected in both cost of product sales and services and selling, general and administrative.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment was approximately $5 billion as of September 24, 2010 and as of September 25, 2009.

c) Risk Assessment and Management

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations.

The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

d) Remuneration of the Board of Directors and the Group Executives for 2010

1) Basis of presentation

The following information sets forth the compensation for the years ended September 24, 2010 and September 25, 2009, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation is presented for the year ended September 25, 2009, rather than for the period since Tyco became a Swiss company because the full financial year presentation is more meaningful. Compensation of the Board is paid by Tyco International Ltd. Compensation of the Group Executives is paid by Tyco International Ltd., and the group entities where they are employed. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2010 proxy statement for the 2011 annual general meeting.

2) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal years 2010 and 2009. Fiscal years 2010 and 2009 compensation for non-employee Directors consisted of an annual retainer of $80,000 and $80,000, respectively, restricted stock units ("RSUs") with a value at grant of approximately $120,000 and nil for all Directors except Mr. Yost, respectively, and deferred stock units ("DSUs") with a grant value of approximately nil and $120,000, respectively. The lead Director and the Chair of the Audit Committee for fiscal years 2010 and 2009, received an additional annual fee of $20,000, respectively, and the Chairs of the Compensation Committee and the Nominating and Governance Committee for fiscal years 2010 and 2009, each received an additional annual fee of $15,000, respectively, in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2010 or 2009. A Director who is also an employee receives no additional remuneration for services as a Director.

For fiscal 2010 and for future grants, the Company has changed the date on which it makes its director equity grant to align the date with the election of Directors at the Company's Annual General Meeting in March. Previously, equity grants had been made at the start of the fiscal year. As a result, the Company made an interim grant of RSUs to continuing directors to compensate them for six months of service between October 2009 and March 2010. Because Mr. Yost received his first equity grant in March 2009 and because Mr. Daniels was not a Board member during this time period, they did not receive this grant.

As a result of U.S. federal tax law changes, the equity component of Director's annual remuneration has changed for fiscal 2010. For fiscal 2010, Directors were granted restricted stock units ("RSUs") with one-year vesting terms in lieu of DSUs. For all Directors other than Mr. Yost, these RSUs were granted on the first day of fiscal 2010 as the equity component of their fiscal 2010 compensation. Mr. Yost was granted RSUs when he joined the Board on March 12, 2009. The table below reflects compensation for fiscal years 2010 and 2009. In addition, Mr. McDonald, a former director was paid $17,741 representing a portion of his pro-rated director fee paid in

SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

fiscal 2009, due to the fact that it was inadvertantly omitted from compensation paid to him in fiscal 2007.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Mr. Michael E. Daniels	2010	$ 43,736	$120,036	$40,000	$203,772
	2009	—	—	—	—
Mr. Timothy Donahue	2010	$ 80,000	$180,043	$ 28	$260,071
	2009	$ 80,000	$120,031	$ 185	$200,216
Mr. Brian Duperreault	2010	$ 80,000	$180,043	$10,000	$270,043
	2009	$ 80,000	$120,031	$10,000	$210,031
Mr. Bruce S. Gordon (L)(NC)	2010	$115,000	$180,043	$10,000	$305,043
	2009	$115,000	$120,031	—	$235,031
Mr. Rajiv L. Gupta (CC)	2010	$ 95,000	$180,043	$20,356	$295,399
	2009	$ 95,000	$120,031	$ 5,000	$220,031
Mr. John A. Krol	2010	$ 80,000	$180,043	$ 2,500	$262,543
	2009	$ 80,000	$120,031	$10,000	$210,031
Dr. Brendan R. O'Neill (AC)	2010	$ 90,934	$180,043	—	$270,977
	2009	$ 80,000	$120,031	—	$200,031
Mr. William S. Stavropoulos	2010	$ 80,000	$180,043	$10,000	$270,043
	2009	$ 80,000	$120,031	—	$200,031
Ms. Sandra S. Wijnberg	2010	$ 80,000	$180,043	$ 3,912	$263,955
	2009	$ 80,000	$120,031	$10,276	$210,307
Mr. R. David Yost	2010	$ 80,000	$120,036	$10,000	$210,036
	2009	$ 43,516	$120,008	—	$163,524
Former Directors:					
Mr. Jerome B. York	2010	$ 45,330	$ 67,013	$ 118	$112,461
	2009	$100,000	$120,031	$ 317	$220,348
Adm. Dennis C. Blair	2010	—	—	—	—
	2009	$ 27,692	$120,031	$ 2,000	$149,723

(L) = Lead Director
(AC) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. Mr. Daniels was paid a prorated fee for his services for the period from March 10, 2010, when he joined the Board, through the end of the fiscal year. Mr. York was paid a prorated fee for his services as a Director for the period of the fiscal year during which he was a Director. R. David Yost was paid a prorated fee for his services for the period from March 12, 2009, when he joined the Board, through the end of the fiscal year. Admiral Blair was paid a prorated fee for his services as a Director for the period December 27, 2008 to January 30, 2009. Mr. York retired from the Board at the Annual General Meeting on March 10, 2010. Admiral Blair retired from the Board on January 30, 2009.

(2) For fiscal 2010, this column reflects the fair value of the entire amount of awards granted to Directors in fiscal 2010 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding the estimated forfeitures. The fair

value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest on the anniversary of the grant date. The interim RSUs granted to Mr. York in October 2009 were modified to allow for immediate vesting upon his retirement from the Board in March 2010.

(3) For fiscal 2009, the Directors received an annual equity grant worth approximately $120,000. Director Yost received an annual grant worth approximately $120,000 of RSUs of the Company when he joined the Board in March 2009. For fiscal 2009, this column reflects the fair value of the entire amount of awards granted to Directors in fiscal 2009 calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the estimated forfeitures. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause), but do not carry voting rights until they are actually issued. However, the shares are not actually issued to the Director until the earlier of (a) retirement from the Board, (b) 2017 (as required under recent U.S. tax law changes), or (c) change-in-control of the Company.

(4) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Gupta, two matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $356 and $317 for any Director in fiscal 2010 and 2009, respectively. For Mr. Daniels, all other compensation includes $40,000 of fees paid to him in fiscal 2010 prior to his election at the Annual General Meeting. The Company invited Mr. Daniels to observe certain Board meetings prior to his election in March 2010 and agreed to pay fees in connection therewith.

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen. These individuals consist of Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer, and Arun Nayar, the Senior Vice President and Treasurer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	*Stock/Unit* Awards ($)(1) (d)	*Option* Awards ($)(1) (e)	Non-Equity Incentive Plan Compensation ($)(2) (f)	Change in Pension Value and Nonqualified Deferred *Compensation* Earnings ($)(3) (g)	*All Other* Compensation ($)(4) (h)	Total ($) (i)
Current Officers								
Edward D. Breen	2010	$1,625,000	$4,419,090	$4,515,932	$4,062,500	$3,842,000	$1,399,351	$19,863,873
Chairman and Chief Executive Officer	2009	$1,625,000	$4,317,984	$4,313,724	$1,869,000	$4,542,000	$1,127,677	$17,795,385
Christopher J. Coughlin	2010	$ 800,000	$3,416,580	$4,497,948	$1,600,000	—	$ 307,226	$10,621,754
Executive Vice President and Chief Financial Officer	2009	$ 800,000	$1,439,328	$1,437,908	$ 736,000	—	$ 309,188	$ 4,722,424
Judith A. Reinsdorf	2010	$ 525,000	$ 921,578	$ 796,339	$ 840,000	—	$ 185,452	$ 3,268,369
Executive Vice President and General Counsel	2009	$ 525,000	$ 765,600	$ 766,832	$ 386,000	—	$ 221,349	$ 2,664,781
Carol Anthony Davidson	2010	$ 445,000	$ 672,503	$ 584,450	$ 667,500	—	$ 162,287	$ 2,531,740
Senior Vice President, Controller and Chief Accounting Officer	2009	$ 445,000	$ 623,616	$ 622,808	$ 307,000	—	$ 188,650	$ 2,187,074
Arun Nayar	2010	$ 410,000	$ 672,503	$ 584,450	$ 615,000	—	$ 179,367	$ 2,461,320
Senior Vice President and Treasurer	2009	$ 410,000	$ 431,520	$ 431,295	$ 283,000	—	$ 274,495	$ 1,830,310

(1) ***Stock/Unit Awards and Option Awards***: *The amounts in columns* (d) and (e) *reflect the fair value of equity awards granted in* fiscal 2010 and fiscal 2009, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (d) and (e) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$8,838,180; Mr. Coughlin—$6,833,160; Ms. Reinsdorf—$1,843,155; Mr. Davidson—$1,345,005; Mr. Nayar—$1,345,005.

Amounts in columns (e) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(2) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (f) for each named executive officer reflect annual cash incentive compensation for fiscal 2010 and 2009 (which was based on Company and individual performance in fiscal 2010 and 2009, and paid in the first quarter of fiscal 2011 and 2010, respectively).

(3) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings**: The amounts reported in column (g) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2010 and 2009, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(4) **All Other Compensation**: The amounts reported in column (h) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

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TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the Consolidated Financial Statements for the Fiscal Year Ended September 24, 2010

(This page intentionally left blank.)

Deloitte.

Deloitte AG
General Guisan-Quai 38
P.O. Box 2232
CH-8022 Zurich
Switzerland

Tel: +41 (0) 44 421 60 00
Fax: +41 (0) 44 421 60 00
www.deloitte.ch

REPORT OF THE STATUTORY AUDITOR

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the consolidated financial statements

As statutory auditor, we have audited the accompanying consolidated financial statements of Tyco International Ltd., which comprise the consolidated balance sheet, statement of operations, statement of shareholders' equity, cash flow statement and notes (2010 Financials pages 75 to 162) for the fiscal year ended September 24, 2010.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America (US GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the fiscal year ended September 24, 2010 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with US GAAP and comply with Swiss law.



Report on other legal and regulatory requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

We draw your attention to the information provided by the Company as part of the basis of presentation disclosure in Note 1 that "certain information described under article 663 - 663h of the Swiss Code of Obligations has been presented in the Company's Swiss standalone statutory financial statements for the fiscal year ended September 24, 2010."

Deloitte AG

/s/ Bernd Pietrus
Licensed Audit Expert
Auditor in Charge

/s/ Peter Nelson

Zurich, November 11, 2010
BPI/PNE/mip

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Financial Statements and Report of the Statutory Auditor for the Fiscal Year Ended September 24, 2010

(This page intentionally left blank.)

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0) 44 421 60 00
Fax: +41 (0) 44 421 60 00
www.deloitte.ch

REPORT OF THE STATUTORY AUDITOR

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Tyco International Ltd., which comprise the balance sheet, statement of operations and notes for the fiscal year ended September 24, 2010.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with requirements of Swiss law and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the fiscal year ended September 24, 2010 comply with Swiss law and the Company's articles of incorporation.



Report on other legal and regulatory requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligation (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/Bernd Pietrus	/s/ Peter Nelson
Bernd Pietrus Licensed Audit Expert Auditor in Charge	Peter Nelson

Zurich, November 11, 2010
BPI/PNE/mip

Enclosures
– Financial statements (balance sheet, statement of operations and notes)

TYCO INTERNATIONAL LTD.

BALANCE SHEET AS OF SEPTEMBER 24, 2010

	NOTES	SWISS FRANCS Sep. 24, 2010	Sep. 25, 2009
ASSETS			
CURRENT ASSETS			
Cash		69,374	128,653
Accounts receivable from third parties		66,189,648	114,688,737
Accounts receivable from affiliated companies		1,076,161,978	1,097,202,423
Own shares		621,812,369	—
Prepaid expenses		1,913,439	3,378,253
Total current assets		1,766,146,808	1,215,398,066
NON-CURRENT ASSETS			
Non-current accounts receivable from third parties		89,023,959	98,115,577
Investment in subsidiaries	7	43,725,457,996	43,723,016,184
Total non-current assets		43,814,481,955	43,821,131,761
TOTAL ASSETS		45,580,628,763	45,036,529,827
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		231,922	—
Accrued and other current liabilities		190,660,464	126,978,124
Total current liabilities		190,892,386	126,978,124
NON-CURRENT LIABILITIES			
Unrealized foreign currency translation gain	2c	5,661,307,922	4,417,139,910
Non-current accounts payable to affiliated companies		10,441,157,603	9,730,582,260
Loans from affiliated companies		21,064,643,171	22,027,188,829
Other non-current liabilities		403,815,129	573,620,577
Total non-current liabilities		37,570,923,825	36,748,531,576
SHAREHOLDERS' EQUITY			
Share capital		3,683,470,241	3,867,911,465
Contributed surplus		36,490,531,246	36,064,811,699
General reserve		817,677,442	817,677,442
Reserve for treasury shares		1,073,784,387	251,786,525
Accumulated deficit		(32,841,167,004)	(31,815,666,282)
Net loss		(1,405,483,760)	(1,025,500,722)
Total shareholders' equity	8	7,818,812,552	8,161,020,127
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,580,628,763	45,036,529,827

See notes to the financial statements

TYCO INTERNATIONAL LTD.

STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 24, 2010

	NOTES	SWISS FRANCS	
		Sep. 24, 2010	Mar. 12, 2009 to Sep. 25, 2009
INCOME			
Dividend income		21,175,203	1,775,092,277
Other income		166,779,811	11,766,689
Foreign currency exchange gain		19,306,403	5,799,518
Interest income from affiliated companies		858,269	—
Total income		208,119,686	1,792,658,484
EXPENSES	9		
Administration expenses		(220,228,938)	(55,574,838)
Professional fees		(836,372)	(5,638,427)
Interest expense to affiliated companies		(1,382,095,638)	(814,996,364)
Impairment in investment in subsidiaries		—	(1,775,092,277)
Legacy litigation		(553,863)	(134,269,191)
Other expenses		(9,888,635)	(32,588,109)
Total expenses		(1,613,603,446)	(2,818,159,206)
LOSS BEFORE TAXES		(1,405,483,760)	(1,025,500,722)
TAXES		—	—
NET LOSS FOR THE YEAR		(1,405,483,760)	(1,025,500,722)

See notes to the financial statements

TYCO INTERNATIONAL LTD.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 24, 2010

1. BASIS OF PRESENTATION

Tyco International Ltd. (Tyco or the Company) is the holding company of Tyco Group with a listing on the New York Stock Exchange (NYSE). Tyco International Ltd.'s principal activity is the holding of subsidiaries. Effective March 17, 2009, following shareholder and Board of Director approval on March 12, 2009, the Company ceased to exist as a Bermuda corporation and continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Federal Code of Obligations. Accordingly, the accompanying comparative statement of operations reflects results of operations for the period of March 12, 2009, to September 25, 2009.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Unless otherwise indicated, references in the financial statements to 2010 and 2009 are to the Company's fiscal year ended September 24, 2010 and for the period of March 12, 2009, to September 25, 2009, respectively.

The accompanying financial statements comply with Swiss Law. The financial statements present the financial position of the holding company on a standalone basis. Additionally, note 13 includes certain supplemental information described under articles 663-663h Swiss Code of Obligations for the consolidated financial statements of the Company. The notes are presented in Swiss Francs, with the exception of Notes 4, 6, 11, 13 and 14 which are presented in U.S. Dollar amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents are considered to be all cash on hand, deposits and highly liquid investments with an original maturity of three months or less at time of purchase.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. Investments are reviewed quarterly for impairment based on the portfolio method.

c) Translation of foreign currencies—translation of the U.S. Dollar ($) functional currency into Swiss Francs (CHF)

Assets, other than investments in subsidiaries, and liabilities are translated at year end exchange rate. Investment in subsidiaries and shareholders' equity are translated at historical rates. Income and expenses are translated using the average exchange rate of the period, except for dividend income, which is translated using the exchange rate at the transaction date. Unrealized exchange losses are recorded in the statement of operations and unrealized exchange gains are deferred until realized.

d) Financial instruments

The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate risk and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

inception of the hedge and are expected to remain highly effective over the life of the hedge contract. All derivative financial instruments are reported on the balance sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in foreign currency exchange results along with offsetting transaction gains and losses on the items being hedged. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

e) Other liabilities

Other liabilities primarily represent the fair value of the guarantees and indemnifications under a Tax Sharing Agreement. See Note 3.

3. GUARANTEES

Tyco International Ltd. fully and unconditionally guarantees public debt facilities of approximately CHF 4.1 billion and CHF 4.3 billion as of September 24, 2010 and September 25, 2009, respectively, issued by Tyco International Finance S.A. (TIFSA), a subsidiary of the Company. Additionally, Tyco International Ltd. is a co-obligor under TIFSA's indentures dated as of June 9, 1998 and November 12, 2003.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien Plc. (Covidien) and Tyco Electronics Ltd. (Tyco Electronics), formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is CHF 546,299,418 (of which CHF 153,523,360 is included in accrued and other current liabilities and the remaining amount in other non-current liabilities) on the Company's balance sheet as of September 24, 2010. The liability was CHF 568,902,574 as of September 25, 2009, which was recorded in other non-current liabilities on the balance sheet. During 2010, the Company reclassified CHF 153,523,360 from other non-current liabilities to accrued and other current liabilities as it expects to make a payment within the next twelve months to Covidien and Tyco Electronics related to resolution of certain IRS audit matters. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the

3. GUARANTEES (Continued)

separation date, Tyco assumed primary liability on any remaining such support. The Company's obligations were CHF 3,678,153 and CHF 4,177,942, which were primarily included in other non-current liabilities on the balance sheet as of September 24, 2010 and September 25, 2009, respectively, and were recorded with an offset to shareholders' equity on the separation date.

At September 24, 2010, the Company had two outstanding letters of credit totaling CHF 3,954,860. As of September 25, 2009, the Company had one outstanding letter of credit in the amount of CHF 1,437,660.

4. COMMITMENTS AND CONTINGENCIES

In connection with the separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the separation. Under the Separation and Distribution Agreement, the Company, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

The Company and certain of its officers and directors were subject to a number of lawsuits alleging violations of federal and state securities laws and related claims. Since June 2007, the Company has resolved substantially all of these claims, although a number of matters have not reached final resolution. The most significant of these is the *Stumpf v. Tyco International Ltd.* matter, a class action lawsuit arising from Tyco's July 2000 initial public offering of common stock of TyCom Ltd, for $79 million. The settlement received final court approval on August 25, 2010 from the United States District Court for the District of New Jersey, although certain contingencies for the matter will remain outstanding until the end of calendar year 2010. The settlement is subject to the liability sharing provisions of the Separation and Distribution Agreement with Covidien and Tyco Electronics. The Company believes its remaining reserve related to legacy securities matters is sufficient to satisfy the final resolution of this matter.

The Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and the Company has reported to German authorities potentially improper conduct involving agents retained by the Company's EMEA water business. The Company has since resolved this matter with German authorities while the Italian matter remains outstanding. The Company reported to the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") the investigative steps and remedial measures that it has taken in response to these and other allegations and its internal investigations. The Company also informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and continue to investigate and make periodic progress reports to these

4. COMMITMENTS AND CONTINGENCIES (Continued)

agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. The baseline review revealed that some business practices may not comply with Tyco and FCPA requirements, and in February 2010, the Company initiated discussions with the DOJ and SEC aimed at resolving these matters. Active discussions remain ongoing and the Company cannot predict the timing of their resolution or their outcome and cannot estimate the range of potential loss or the form of penalty that may result from an adverse resolution. It is possible that the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien or Tyco Electronics, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and Tyco Electronics.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

5. DIVESTITURES

During 2010, the Board of Directors approved a plan to pursue a tax-free spin-off of Tyco's Electrical and Metal Products business. On November 9, 2010, the Company announced an agreement to sell a 51% interest in its Electrical and Metal Products business. In connection with this announcement, the Company no longer plans to pursue the tax-free spin-off of the Electrical and Metal Products business as proposed on April 27, 2010. See Note 14.

6. ACQUISITIONS

On May 14, 2010, the Company's ADT Worldwide segment acquired all of the outstanding equity of Brink's Home Security Holdings, Inc ("BHS" or "Broadview Security"), a publicly traded company that was formerly owned by The Brink's Company, in a cash-and-stock transaction valued at approximately $2.0 billion. To complete this transaction, the cash was paid by a subsidiary of the Company and the stock was paid by the Company and a subsidiary that holds shares in the Company.

6. ACQUISITIONS (Continued)

Broadview Security's core business is to provide security alarm monitoring services for residential and commercial properties in North America. Broadview Security has a large residential recurring customer base, which expands the Company's presence in the North American residential security business. Broadview Security is also a leader in technologies and services, which are expected to enhance ADT Worldwide's service offerings to its customers. The Company expects to realize cost savings and other synergies through operational efficiencies including consolidation of both marketing and general and administrative functions.

7. SIGNIFICANT INVESTMENTS WITH DIRECT OWNERSHIP BY TYCO INTERNATIONAL LTD.

The following schedule summarizes the Company's significant directly owned investments as of September 24, 2010 and September 25, 2009:

Company	Country	Currency	Share Capital	Purpose	Ownership % 2010	Ownership % 2009
Tyco Kappa Limited	Bermuda	USD	12,000	holding company	100	100
Tyco Capital Holdings Ltd.	Bermuda	USD	12,000	holding company	79	79
Obsidian HCM Med Holdings Ireland	Ireland	EURO	125,000,000	holding company	55	55
Tyco International Finance S.A.	Luxembourg	USD	445,000	holding company	100[1]	100[1]

[1] Tyco International Finance S.A. holds 105,515 treasury shares, these are indirectly held by Tyco.

In addition, the Company directly holds $2.5 billion preferred shares of Tyco Omega Limited, Bermuda. Tyco Omega Limited is a holding company which has $4.5 billion preferred shares outstanding and $5.28 billion common shares outstanding which are ultimately directly or indirectly owned by Tyco International Ltd.

During the year ended September 24, 2010, the Company had net changes in non-significant direct investments of CHF 2,441,812.

8. SHAREHOLDERS' EQUITY

As discussed in Note 1, effective March 17, 2009, the Company changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the change of domicile, the par value of the Company's common shares increased from $0.80 per share to CHF 8.53 per share through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the change of domicile, which reduced share premium and increased common shares.

As of September 24, 2010 the Company's share capital amounted to CHF 3,683,470,241 or 514,451,151 registered common shares with a par value of CHF 7.16 per share. As of September 25, 2009 the Company's share capital amounted to CHF 3,867,911,465 or 479,295,101 registered common shares with a par value of CHF 8.07 per share. Until March 12, 2011, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,464,159,140 by issuing a maximum of 204,491,500 shares. In addition, until March 12, 2011, (*i*) the share capital of the Company may be increased by an amount not exceeding CHF 343,175,292 through the issue of a maximum of 47,929,510

8. SHAREHOLDERS' EQUITY (Continued)

shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments including convertible debt instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 343,175,292 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company.

(CHF)	Share capital	General reserve	Reserve for treasury shares	Contributed surplus	Accumulated deficit	Net Loss	Total
Opening balance as of March 12, 2009	4,088,387,212	817,677,442	288,080,519	36,028,517,705	(31,815,666,282)	—	9,406,996,596
Capital Reduction	(220,475,747)						(220,475,747)
Net loss for the year						(1,025,500,722)	(1,025,500,722)
Net movement in treasury shares			(36,293,994)	36,293,994			—
Balance as of September 25, 2009	3,867,911,465	817,677,442	251,786,525	36,064,811,699	(31,815,666,282)	(1,025,500,722)	8,161,020,127
Capital Reduction	(451,627,204)			1,503,920			(450,123,284)
Allocation of prior year net loss					(1,025,500,722)	1,025,500,722	—
Net loss for the year						(1,405,483,760)	(1,405,483,760)
Net movement due to BHS acquisition	267,185,980		(1,617,412)	1,247,830,901			1,513,399,469
Net movement in treasury shares			823,615,274	(823,615,274)			—
Balance as of September 24, 2010	3,683,470,241	817,677,442	1,073,784,387	36,490,531,246	(32,841,167,004)	(1,405,483,760)	7,818,812,552

Capital Reduction

Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from the Company's registered share capital. As a result, the Company has paid dividends in the form of a reduction of registered share capital since March 2009. After January 1, 2011, the Company expects to make dividend payments in the form of a reduction in contributed surplus, which also may be made free of Swiss withholding taxes.

On March 10, 2010, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.22 per share, which was paid on May 26, 2010 to shareholders of record on May 14, 2010. On July 8, 2010, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.22 per share, which was paid on August 25, 2010 to shareholders of record on July 30, 2010. On September 9, 2010 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which will be paid on November 23, 2010 to shareholders of record on October 29, 2010. In February 2011 the Company, expects to pay a quarterly dividend of CHF 0.23 per share in connection with the capital reduction approved in March 2010. These quarterly dividends represent the first, second, third and fourth installments of an annual dividend of CHF 0.90 per share approved by the shareholders on March 10, 2010. The Company expects to actually pay dividends in U.S. Dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. Dollar compared to the Swiss Franc between the date the dividend is declared and paid will increase or decrease the U.S. Dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk.

On March 12, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on May 27, 2009 to shareholders of record on April 30, 2009. On May 7, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on August 26, 2009 to

8. SHAREHOLDERS' EQUITY (Continued)

shareholders of record on July 31, 2009. On September 10, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on November 24, 2009 to shareholders of record on October 30, 2009. On December 10, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.24 per share, which was paid on February 24, 2010 to shareholders of record on January 29, 2010. The dividends were paid in U.S. dollars converted to Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

As of September 24, 2010 and September 25, 2009, there was CHF 1,503,920 and nil, respectively, allocated from share capital to contributed surplus, related to the impact of dividends declared as a capital reduction on shares owned directly by the Company.

BHS Acquisition

On May 14, 2010, the Company acquired all of the outstanding equity of BHS. To complete this acquisition, the Company issued 35,156,050 registered shares with a par value of 7.60 CHF and 37,238 shares were contributed by a subsidiary that holds shares in the Company in treasury. BHS shareholders who received Tyco common stock as consideration in the merger were included in the first installment of dividend payments that were paid on May 26, 2010.

Treasury Shares

In September 2010, Tyco's Board of Directors approved a USD $1.0 billion share repurchase program. There were no shares purchased by the Company in fiscal 2010 under this program.

In July 2008, Tyco's Board of Directors approved a USD $1.0 billion share repurchase program. During fiscal 2010, the Company repurchased 24,329,623 shares for CHF 966,846,802 under this program. As of September 24, 2010, the 2008 share repurchase program was substantially complete.

TYCO INTERNATIONAL LTD.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 24, 2010 (Continued)

8. SHAREHOLDERS' EQUITY (Continued)

As of September 24, 2010 and September 25, 2009, 15,409,000 common shares and nil common shares, respectively, were owned directly by the Company and held in treasury. In addition, as of September 24, 2010 and September 25, 2009, 10,688,158 common shares and 5,182,984 common shares, respectively, were owned by a subsidiary and held in treasury.

	Held by Subsidiary		Held by Tyco International Ltd.		Total Treasury Shares	
	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)
Balance as of March 12, 2009	5,979,935	288,080,519	—	—	5,979,935	288,080,519
Purchases	12,827	260,834	—	—	12,827	260,834
Issuance of shares for stock based equity awards	(821,176)	(37,069,550)	—	—	(821,176)	(37,069,550)
Cancellations	11,398	514,722	—	—	11,398	514,722
Balance as of September 25, 2009	5,182,984	251,786,525	—	—	5,182,984	251,786,525
Purchases	8,920,623	345,034,433	15,409,000	621,812,369	24,329,623	966,846,802
Issuance of shares for stock based equity awards	(3,378,211)	(143,231,528)	—	—	(3,378,211)	(143,231,528)
Issued for BHS acquisition	(37,238)	(1,617,412)	—	—	(37,238)	(1,617,412)
Balance as of September 24, 2010	10,688,158	451,972,018	15,409,000	621,812,369	26,097,158	1,073,784,387

9. EXPENSES

Total personnel expenses amounted to CHF 910,478 for the year ended September 24, 2010, and CHF 180,620 for the period from March 12, 2009, to September 25, 2009. Total amortization expense related to tangible property amounted to nil for the year ended September 24, 2010 and CHF 79,328 for the period from March 12, 2009, to September 25, 2009.

10. RISK ASSESSMENT AND MANAGEMENT

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations.

The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010

a) Basis of presentation

The following information sets forth the compensation for the years ended September 24, 2010 and September 25, 2009, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation is presented for the year ended September 25, 2009, rather than for the period since Tyco became a Swiss company because the full financial year presentation is more meaningful. Compensation of the Board is paid by Tyco International Ltd. Compensation of the Group Executives is paid by Tyco International Ltd., and the group entities where they are employed. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2010 proxy statement for the 2011 annual general meeting.

b) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal years 2010 and 2009. Fiscal years 2010 and 2009 compensation for non-employee Directors consisted of an annual retainer of $80,000 and $80,000, respectively, restricted stock units ("RSUs") with a value at grant of approximately $120,000 and nil for all Directors except Mr. Yost, respectively, and deferred stock units ("DSUs") with a grant value of approximately nil and $120,000, respectively. The lead Director and the Chair of the Audit Committee for fiscal years 2010 and 2009, received an additional annual fee of $20,000, respectively, and the Chairs of the Compensation Committee and the Nominating and Governance Committee for fiscal years 2010 and 2009, each received an additional annual fee of $15,000, respectively, in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2010 or 2009. A Director who is also an employee receives no additional remuneration for services as a Director.

For fiscal 2010 and for future grants, the Company has changed the date on which it makes its director equity grant to align the date with the election of Directors at the Company's Annual General Meeting in March. Previously, equity grants had been made at the start of the fiscal year. As a result, the Company made an interim grant of RSUs to continuing directors to compensate them for six months of service between October 2009 and March 2010. Because Mr. Yost received his first equity grant in March 2009 and because Mr. Daniels was not a Board member during this time period, they did not receive this grant.

As a result of U.S. federal tax law changes, the equity component of Director's annual remuneration has changed for fiscal 2010. For fiscal 2010, Directors were granted restricted stock units ("RSUs") with one-year vesting terms in lieu of DSUs. For all Directors other than Mr. Yost, these RSUs were granted on the first day of fiscal 2010 as the equity component of their fiscal 2010 compensation. Mr. Yost was granted RSUs when he joined the Board on March 12, 2009. The table below reflects compensation for fiscal years 2010 and 2009. In addition, Mr. McDonald, a former director was paid $17,741 representing a portion of his pro-rated director fee paid in

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

fiscal 2009, due to the fact that it was inadvertantly omitted from compensation paid to him in fiscal 2007.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Mr. Michael E. Daniels	2010	$ 43,736	$120,036	$40,000	$203,772
	2009	—	—	—	—
Mr. Timothy Donahue	2010	$ 80,000	$180,043	$ 28	$260,071
	2009	$ 80,000	$120,031	$ 185	$200,216
Mr. Brian Duperreault	2010	$ 80,000	$180,043	$10,000	$270,043
	2009	$ 80,000	$120,031	$10,000	$210,031
Mr. Bruce S. Gordon (L)(NC)	2010	$115,000	$180,043	$10,000	$305,043
	2009	$115,000	$120,031	—	$235,031
Mr. Rajiv L. Gupta (CC)	2010	$ 95,000	$180,043	$20,356	$295,399
	2009	$ 95,000	$120,031	$ 5,000	$220,031
Mr. John A. Krol	2010	$ 80,000	$180,043	$ 2,500	$262,543
	2009	$ 80,000	$120,031	$10,000	$210,031
Dr. Brendan R. O'Neill (AC)	2010	$ 90,934	$180,043	—	$270,977
	2009	$ 80,000	$120,031	—	$200,031
Mr. William S. Stavropoulos	2010	$ 80,000	$180,043	$10,000	$270,043
	2009	$ 80,000	$120,031	—	$200,031
Ms. Sandra S. Wijnberg	2010	$ 80,000	$180,043	$ 3,912	$263,955
	2009	$ 80,000	$120,031	$10,276	$210,307
Mr. R. David Yost	2010	$ 80,000	$120,036	$10,000	$210,036
	2009	$ 43,516	$120,008	—	$163,524
Former Directors:					
Mr. Jerome B. York	2010	$ 45,330	$ 67,013	$ 118	$112,461
	2009	$100,000	$120,031	$ 317	$220,348
Adm. Dennis C. Blair	2010	—	—	—	—
	2009	$ 27,692	$120,031	$ 2,000	$149,723

(L) = Lead Director

(AC) = Audit Committee Chair

(CC) = Compensation Committee Chair

(NC) = Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. Mr. Daniels was paid a prorated fee for his services for the period from March 10, 2010, when he joined the Board, through the end of the fiscal year. Mr. York was paid a prorated fee for his services as a Director for the period of the fiscal year during which he was a Director. R. David Yost was paid a prorated fee for his services for the period from March 12, 2009, when he joined the Board, through the end of the fiscal year. Admiral Blair was paid a prorated fee for his services as a Director for the period December 27, 2008 to January 30, 2009. Mr. York retired from the Board at the Annual General Meeting on March 10, 2010. Admiral Blair retired from the Board on January 30, 2009.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

(2) For fiscal 2010, this column reflects the fair value of the entire amount of awards granted to Directors in fiscal 2010 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding the estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest on the anniversary of the grant date. The interim RSUs granted to Mr. York in October 2009 were modified to allow for immediate vesting upon his retirement from the Board in March 2010.

(3) For fiscal 2009, the Directors received an annual equity grant worth approximately $120,000. Director Yost received an annual grant worth approximately $120,000 of RSUs of the Company when he joined the Board in March 2009. For fiscal 2009, this column reflects the fair value of the entire amount of awards granted to Directors in fiscal 2009 calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the estimated forfeitures. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause), but do not carry voting rights until they are actually issued. However, the shares are not actually issued to the Director until the earlier of (a) retirement from the Board, (b) 2017 (as required under recent U.S. tax law changes), or (c) change-in-control of the Company.

(4) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Gupta, two matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $356 and $317 for any Director in fiscal 2010 and 2009, respectively. For Mr. Daniels, all other compensation includes $40,000 of fees paid to him in fiscal 2010 prior to his election at the Annual General Meeting. The Company invited Mr. Daniels to observe certain Board meetings prior to his election in March 2010 and agreed to pay fees in connection therewith.

c) Executive Compensation Tables

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen. These individuals consist of Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer, and Arun Nayar, the Senior Vice President and Treasurer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock/Unit Awards ($)[1] (d)	Option Awards ($)[1] (e)	Non-Equity Incentive Plan Compensation ($)[2] (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3] (g)	All Other Compensation ($)[4] (h)	Total ($) (i)
Current Officers								
Edward D. Breen	2010	$1,625,000	$4,419,090	$4,515,932	$4,062,500	$3,842,000	$1,399,351	$19,863,873
Chairman and Chief Executive Officer	2009	$1,625,000	$4,317,984	$4,313,724	$1,869,000	$4,542,000	$1,127,677	$17,795,385
Christopher J. Coughlin	2010	$ 800,000	$3,416,580	$4,497,948	$1,600,000	—	$ 307,226	$10,621,754
Executive Vice President and Chief Financial Officer	2009	$ 800,000	$1,439,328	$1,437,908	$ 736,000	—	$ 309,188	$ 4,722,424
Judith A. Reinsdorf	2010	$ 525,000	$ 921,578	$ 796,339	$ 840,000	—	$ 185,452	$ 3,268,369
Executive Vice President and General Counsel	2009	$ 525,000	$ 765,600	$ 766,832	$ 386,000	—	$ 221,349	$ 2,664,781
Carol Anthony Davidson	2010	$ 445,000	$ 672,503	$ 584,450	$ 667,500	—	$ 162,287	$ 2,531,740
Senior Vice President, Controller and Chief Accounting Officer	2009	$ 445,000	$ 623,616	$ 622,808	$ 307,000	—	$ 188,650	$ 2,187,074
Arun Nayar	2010	$ 410,000	$ 672,503	$ 584,450	$ 615,000	—	$ 179,367	$ 2,461,320
Senior Vice President and Treasurer	2009	$ 410,000	$ 431,520	$ 431,295	$ 283,000	—	$ 274,495	$ 1,830,310

(1) **Stock/Unit Awards and Option Awards:** The amounts in columns (d) and (e) reflect the fair value of equity awards granted in fiscal 2010 and fiscal 2009, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (d) and (e) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$8,838,180; Mr. Coughlin—$6,833,160; Ms. Reinsdorf—$1,843,155; Mr. Davidson—$1,345,005; Mr. Nayar—$1,345,005.

Amounts in columns (e) for Mr. Coughlin include the incremental fair value of certain modifications made to outstanding options in connection with the fiscal 2010 equity grant. These prior grants, which total 435,728 stock options, were made as part of the fiscal 2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 8, 2011, then the options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

(2) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (f) for each named executive officer reflect annual cash incentive compensation for fiscal 2010 and 2009 (which was based on Company and individual performance in fiscal 2010 and 2009, and paid in the first quarter of fiscal 2011 and 2010, respectively).

(3) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (g) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2010 and 2009, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

(4) **All Other Compensation:** The amounts reported in column (h) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

d) Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2010 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	4,152,543[2][3][4][5]	0.85%
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	712,478[3][4][6]	0.15%
Michael E. Daniels	Director	0	
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	250,805[3][4]	
Timothy M. Donahue	Director	6,809[2]	*
Brian Duperreault	Director	18,721[2]	*
Bruce S. Gordon	Lead Director	26,360[2][3]	*
Rajiv L. Gupta	Director	16,785[2]	*
John A. Krol	Director	29,332[2][3]	*
Arun Nayar	Senior Vice President and Treasurer	56,451[3]	
Brendan R. O'Neill	Director	25,860[2][3]	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	174,424[3]	
William S. Stavropoulos	Director	10,153[2]	*
Sandra S. Wijnberg	Director	25,860[2][3]	*
R. David Yost	Director	14,911	*
Dinesh Paliwal	Director Nominee	0	*

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2010, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2010. All current Directors and executive officers, as a group (21 persons), were beneficial owners of 7,118,930 shares (or approximately 1.5%) of the outstanding common shares as of October 31, 2010. There were 489,360,716 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

(2) Includes vested DSUs as follows: Mr. Breen, 950,972; Mr. Donahue, 5,446; Mr. Duperreault, 16,887; Mr. Gordon, 19,523; Mr. Gupta, 13,966; Mr. Krol, 19,523; Dr. O'Neill, 19,523; Dr. Stavropoulos, 8,040; and Ms. Wijnberg, 19,523. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2010 as follows: Mr. Breen, 2,954,642; Mr. Coughlin, 578,039; Mr. Davidson, 222,709; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 42,250; Dr. O'Neill, 4,974; Ms. Reinsdorf, 137,817; and Ms. Wijnberg, 4,974.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2010, as follows: Mr. Breen, 46,825; Mr. Coughlin, 21,470; and Mr. Davidson, 5,938.

(5) Includes 60,848 shares held in the Edward D. Breen 2008-1 Trust and 28,450 shares held in the Edward D. Breen 2010-1 Trust.

(6) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2009 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	3,963,559[2][3][4][5]	0.8%
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	483,310[3][4][6]	0.1%
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	187,259[3][4]	
Timothy M. Donahue	Director	5,321[2]	*
Brian Duperreault	Director	16,975[2]	*
Bruce S. Gordon	Lead Director	24,553[2][4]	*
Rajiv L. Gupta	Director	14,648[2]	*
John A. Krol	Director	27,525[2][4]	*
Arun Nayar	Senior Vice President and Treasurer	20,819[4]	
Brendan R. O'Neill	Director	24,053[2][4]	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	103,529[4]	
William S. Stavropoulos	Director	8,607[2]	*
Sandra S. Wijnberg	Director	24,053[2][4]	*
Jerome B. York	Director	32,803[2][4]	*
R. David Yost	Director	5,000	*
Michael E. Daniels	Director Nominee	0	

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2009, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2009. All current Directors and executive officers, as a group, were beneficial owners of approximately 1.3% of the outstanding common shares as of October 31, 2009. There were 474,614,083 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 929,054; Mr. Donahue, 5,321; Mr. Duperreault, 16,504; Mr. Gordon, 19,079; Mr. Gupta, 13,648; Mr. Krol, 19,079; Dr. O'Neill, 19,079; Dr. Stavropoulos, 7,857; Ms. Wijnberg, 19,079; and Mr. York, 19,079. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2010 (Continued)

number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2009, as follows: Mr. Breen, 45,465; Mr. Coughlin, 20,847; and Mr. Davidson, 5,765.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2009 as follows: Mr. Breen, 2,835,479; Mr. Coughlin, 370,553; Mr. Davidson, 165,819; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 13,850; Dr. O'Neill, 4,974; Ms. Reinsdorf, 70,453; Ms. Wijnberg, 4,974; and Mr. York, 4,974.

(5) Includes 83,748 shares held in the Edward D. Breen 2008-1 Trust.

(6) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust.

12. SIGNIFICANT SHAREHOLDERS

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

	2010		2009	
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2010	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2009
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	38,232,750[1]	7.81%	31,075,250[3]	6.50%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	26,269,716[2]	5.37%	N/A	N/A

(1) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

(2) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2010 that it filed with the SEC, indicating beneficial ownership as of December 31, 2009.

(3) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2009 that it filed with the SEC, indicating beneficial ownership as of December 31, 2008.

13. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense reflected in the Company's Consolidated Statement of Operations was approximately $6 billion and $3 billion for 2010 and 2009, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits. During 2009, it was not practicable for the Company to capture the amount of personnel expense reflected in cost of product sales and services. However, during 2010 the Company began to report the portion of personnel expense reflected in both cost of product sales and services and selling, general and administrative.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment was approximately $5 billion as of September 24, 2010 and as of September 25, 2009.

c) Summary of Risk Assessment Performed by Management

See Note 10 of the accompanying Swiss standalone statutory financial statements for the risk assessment performed by management.

d) Remuneration of the Board of Directors and Executive Board

See Note 11 of the accompanying Swiss standalone statutory financial statements for remuneration of the Board of Directors and Executive Board.

14. SUBSEQUENT EVENTS

Consistent with its annual equity compensation practices, on October 12, 2010, the Company granted Tyco employees 3.9 million share options with a weighted-average grant-date fair value of $9.13 per share at the date of grant. Additionally, the Company granted 1.4 million and 0.6 million restricted stock units and performance share units with a fair value of $37.29 and $41.17 per share on the date of grant, respectively. On November 9, 2010, the Company announced that it entered into an agreement to sell a 51% interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). The Company will form a newly incorporated holding company, Atkore, to hold the Company's Electrical and Metal Products business. Upon closing, Tyco is expected to receive total cash proceeds of approximately $720 million and anticipates recognizing a gain on the transaction. Pursuant to the Investment Agreement entered into in connection with the transaction, Tyco and its affiliates have agreed to sell shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock") to the Investor for $306 million. The preferred stock to be sold to Investor will initially represent 51% of the outstanding capital stock (on an as-converted basis) of Atkore immediately following the closing. Under the terms of the Investment Agreement, it is anticipated that Atkore will incur new third party indebtedness of up to $465 million and use such proceeds in part to repay approximately $400 million in intercompany

14. SUBSEQUENT EVENTS (Continued)

indebtedness to subsidiaries of Tyco. The transaction is subject to the satisfaction of customary closing conditions and is expected to close in the first half of fiscal 2011. The Company will continue to present Atkore in continuing operations in the consolidated financial statements. Upon completion of the transaction, Tyco's ownership interest in Atkore will be accounted for under the equity method of accounting in the consolidated financial statements.

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Confirmation of the Statutory Auditor to the Annual General Meeting of Shareholders Regarding Agenda Item No. 5(b)—Proposal of an Ordinary Cash Dividend

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TYCO INTERNATIONAL LTD.
Report of the statutory auditor
for the year ended
September 24, 2010

CONFIRMATION OF THE STATUTORY AUDITOR

To the Annual General Meeting of Shareholders

As statutory auditor, we have audited the Board of Directors' proposal to distribute an ordinary cash dividend from the company's contributed surplus (the "dividend") of Tyco International Ltd. to the Annual General Meeting of Shareholders to be held on March 9, 2011.

Compliance with Swiss law and the Company's articles of incorporation is the responsibility of the Board of Directors. Our responsibility is to express an opinion on the proposed dividend based on our audit. We confirm that we meet the licensing and independence requirements as stipulated by Swiss law.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about the proposed distribution of a dividend being free from material violations of the statutory requirements. We have performed the audit procedures considered appropriate to the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the proposed dividend complies with Swiss law and the Company's articles of incorporation.

Deloitte AG

/s/Bernd Pietrus	/s/ Peter Nelson
Bernd Pietrus Licensed Audit Expert Auditor in charge	Peter Nelson

Zurich, January 14, 2011
MWE

Enclosure
– Proposal 5(b)—Approval of an Ordinary Cash Dividend as included in the Schedule 14A (Definitive Proxy Statement) filing with the United States Securities and Exchange Commission

Proposal 5(b)—Approval of an Ordinary Cash Dividend

The Board of Directors proposes that an ordinary cash dividend in the amount of $1.00 per share be made out of the Company's "contributed surplus" equity position in its statutory accounts. Payment of the dividend will be made in four equal quarterly installments of $0.25 in May 2011, August 2011, November 2011 and February 2012 at such times and with such record dates as shall be determined by our Board of Directors. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's contributed surplus in its statutory accounts, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's contributed surplus shall not exceed CHF 925 million (or $2.00 per share based on the USD / CHF exchange rate of approximately CHF 0.97 per $1.00 in effect on January 10, 2011). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction in contributed surplus shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment. The Board's proposal is accompanied by a report by the auditor, Deloitte AG (Zürich), as state supervised auditing enterprise, who will be present at the meeting. The auditor's report states that the proposed dividend complies with Swiss law.

Board of Directors

Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

Michael E. Daniels
Senior Vice President
IBM Corporation

Timothy M. Donahue
Former Executive Chairman
Sprint Nexlel Corporation

Brian Duperreault
President, Chief Executive Officer and Director
Marsh & McLennan Companies, Inc.

Bruce S. Gordon
Former President and Chief Executive Officer
NAACP

Rajiv L. Gupta
Former Chairman and Chief Executive Officer
Rohm and Haas Company

John A. Krol
Former Chairman and Chief Executive Officer
E.I. du Pont de Nemours & Company

Dr. Brendan R. O'Neill
Former Chief Executive Officer and Director
Imperial Chemical Industries PLC

Dr. William S. Stavropoulos
Former Chairman, President and Chief Executive Officer Dow Chemical Company

Sandra S. Wijnberg
Chief Administrative Officer Aquiline Holdings LLC

R. David Yost
Chief Executive Officer and Director
AmerisourceBergen

Senior Management Team

Edward D. Breen*
Chairman and Chief Executive Officer

Frank S. Sklarsky*
Executive Vice President
and Chief Financial Officer

Judith A. Reinsdorf*
Executive Vice President and General Counsel

Carol Anthony ("John") Davidson*
Senior Vice President, Controller
and Chief Accounting Officer

Patrick Decker
President, Flow Control

John E. Evard, Jr.
Senior Vice President and Chief Tax Officer

Naren K. Gursahaney
President, Tyco Security Solutions

Arun Nayar*
Senior Vice President, Financial Planning & Analysis and Investor Relations and Treasurer

George R. Oliver
President, Tyco Fire Protection

Jason Rabbino
Senior Vice President
Enterprise Sales

Laurie Siegel
Senior Vice President, Human Resources

Shelley Stewart, Jr.
Senior Vice President, Operational Excellence and Chief Procurement Officer

***Officer of Tyco International Ltd.**

Corporate Data

Registered & Principal Executive Office
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland

+41-52-633-02-44

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Shareholder Services
Registered shareholders (shares held in your own name) with questions such as change of address, lost certificates or dividend checks should contact Tyco's transfer agent at:

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310

800-685-4509
201-680-6578

www.bnymellon.com/shareowner/isd

Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

Stock Exchange
The company's common shares are traded on the New York Stock Exchange under the ticker symbol TYC.

Tyco on The Internet
The materials contained herein are available online through www.tyco.com. Tyco's Web site also contains the latest company news and information.

Trademarks
All trademarks herein are trademarks of Tyco International Ltd. or its subsidiaries.

Form 10-K and Sec Certifications
A copy of the Form 10-K filed by the company with the SEC for fiscal 2010, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant 10 Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, Freier Platz 10, CH-8200 Schaffhausen, Switzerland. The Form 10-K is also available on the company's Web site at www.tyco.com.

tyco

a vital part of your world

TYCO INTERNATIONAL LTD.
FREIER PLATZ 10
CH-8200 SCHAFFHAUSEN
SWITZERLAND

www.tyco.com